SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April 2021

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✔     Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                No     ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

This Form 6-K consists of a copy of 2020 annual report of China Petroleum & Chemical Corporation (the “Registrant”), filed by the Registrant with The Stock Exchange of Hong Kong Limited.

CONTENTS

2	Company Profile
3	Principal Financial Data and Indicators
6	Changes in Share Capital and Shareholdings of Principal Shareholders
8	Chairman’s Address
11	Business Review and Prospects
19	Management’s Discussion and Analysis
31	Significant Events
40	Connected Transactions
43	Corporate Governance
51	Report of the Board of Directors
58	Report of the Board of Supervisors
60	Directors, Supervisors, Senior Management and Employees
76	Principal Wholly-owned and Controlled Subsidiaries
77	Financial Statements
211	Corporate Information
212	Documents for Inspection

This annual report includes forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that the Company expects or anticipates will or may occur in the future (including but not limited to projections, targets, reserve and other estimates and business plans) are forward-looking statements. The Company’s actual results or developments may differ materially from those indicated by these forward-looking statements as a result of various factors and uncertainties. The Company makes the forward-looking statements referred to herein as at 26 March 2021 and unless required by regulatory authorities, the Company undertakes no obligation to update these statements.

COMPANY PROFILE

IMPORTANT NOTICE: THE BOARD OF DIRECTORS, DIRECTORS, THE BOARD OF SUPERVISORS, SUPERVISORS AND SENIOR MANAGEMENT OF SINOPEC CORP. WARRANT THAT THERE ARE NO FALSE REPRESENTATIONS, MISLEADING STATEMENTS OR MATERIAL OMISSIONS IN THIS ANNUAL REPORT, AND JOINTLY AND SEVERALLY ACCEPT FULL RESPONSIBILITY FOR THE AUTHENTICITY, ACCURACY AND COMPLETENESS OF THE INFORMATION CONTAINED IN THIS ANNUAL REPORT. THERE IS NO OCCUPANCY OF NON-OPERATING FUNDS BY THE CONTROLLING SHAREHOLDERS OF SINOPEC CORP. MR. YU BAOCAI, A DIRECTOR OF SINOPEC CORP., WAS ON LEAVE FOR BUSINESS REASONS AND COULD NOT ATTEND THE 21ST MEETING OF THE SEVENTH SESSION OF THE BOARD, MR. YU BAOCAI HAS AUTHORISED MR. LING YIQUN TO VOTE ON HIS BEHALF FOR THE RESOLUTIONS AT THIS BOARD MEETING. MR. ZHANG YUZHUO, CHAIRMAN OF THE BOARD, MR. MA YONGSHENG, PRESIDENT, MS. SHOU DONGHUA, CHIEF FINANCIAL OFFICER AND HEAD OF THE FINANCIAL DEPARTMENT OF SINOPEC CORP. WARRANT THE AUTHENTICITY AND COMPLETENESS OF THE FINANCIAL STATEMENTS CONTAINED IN THIS ANNUAL REPORT. THE AUDIT COMMITTEE OF SINOPEC CORP. HAS REVIEWED THE ANNUAL REPORT OF SINOPEC CORP. FOR THE YEAR ENDED 31 DECEMBER 2020.

THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2020 OF THE COMPANY PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (CASs) AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) HAVE BEEN AUDITED BY PRICEWATERHOUSECOOPERS ZHONG TIAN LLP AND PRICEWATERHOUSECOOPERS RESPECTIVELY. BOTH FIRMS HAVE ISSUED STANDARD UNQUALIFIED AUDITOR’S REPORT.

AS APPROVED AT THE 21ST MEETING OF THE SEVENTH SESSION OF THE BOARD OF DIRECTORS OF SINOPEC CORP., THE BOARD PROPOSED A FINAL CASH DIVIDEND OF RMB 0.13 (TAX INCLUSIVE) PER SHARE FOR 2020, COMBINING WITH THE SPECIAL DIVIDEND OF RMB 0.07 (TAX INCLUSIVE) PER SHARE, THE TOTAL CASH DIVIDEND FOR 2020 WILL BE RMB 0.20 (TAX INCLUSIVE) PER SHARE. THE DIVIDEND PROPOSAL IS SUBJECT TO THE SHAREHOLDERS’ APPROVAL AT THE ANNUAL GENERAL MEETING FOR THE YEAR 2020.

COMPANY PROFILE
Sinopec Corp. is one of the largest integrated energy and chemical companies in China. Its principal operations include the exploration and production, pipeline transportation and sale of petroleum and natural gas; the production, sale, storage and transportation of refinery products, petrochemical products, coal chemical products, synthetic fibre, and other chemical products; the import and export, including an import and export agency business, of petroleum, natural gas, petroleum products, petrochemical and chemical products, and other commodities and technologies; and research, development and application of technologies and information.

DEFINITIONS:
In this report, unless the context otherwise requires, the following terms shall have the meaning as set out below:
Sinopec Corp.: China Petroleum & Chemical Corporation
Company: Sinopec Corp. and its subsidiaries
China Petrochemical Corporation: The controlling shareholder of Sinopec Corp., China Petrochemical Corporation
Sinopec Group: China Petrochemical Corporation and its subsidiaries
NDRC: China National Development and Reform Commission
RMC: Oil and Natural Gas Reserves Management Committee of the Company
CSRC: China Securities Regulatory Commission
Hong Kong Stock Exchange: The Stock Exchange of Hong Kong Limited
Hong Kong Listing Rules: Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

CONVERSION:
For domestic production of crude oil, 1 tonne = 7.1 barrels
For overseas production of crude oil: 1 tonne = 7.20 barrels in 2020, 1 tonne = 7.21 barrels in 2019, 1 tonne = 7.21 barrels in 2018
For production of natural gas, 1 cubic meter = 35.31 cubic feet
Refinery throughput is converted at 1 tonne = 7.35 barrels

PRINCIPAL FINANCIAL DATA AND INDICATORS

1     FINANCIAL DATA AND INDICATORS PREPARED IN ACCORDANCE WITH CASs

(1)  Principal financial data

	For the year ended 31 December
	2020	2019 (adjusted)	2019 (before adjustment)	Change	2018 (adjusted)	2018 (before adjustment)
Items	RMB million	RMB million	RMB million	(%)	RMB million	RMB million
Operating income	2,105,984	2,959,799	2,966,193	(28.8)	2,882,077	2,891,179
Operating income other than principal activities	67,501	77,023	65,705	(12.4)	78,152	65,566
Operating income from principal activities	2,038,483	2,882,776	2,900,488	(29.3)	2,803,925	2,825,613
Operating profit	50,331	90,134	90,025	(44.2)	101,625	101,474
Profit before taxation	47,969	90,111	90,016	(46.8)	100,731	100,502
Net profit attributable to equity shareholders of the Company	32,924	57,619	57,591	(42.9)	63,179	63,089
Net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses	(1,565)	54,280	54,271	(102.9)	59,633	59,630
Net cash flow from operating activities	167,518	153,619	153,420	9.0	175,937	175,868

	For the year of 2020
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total
Items	RMB million	RMB million	RMB million	RMB million	RMB million
Operating income	554,482	478,582	519,337	553,583	2,105,984
Net profit attributable to equity shareholders of the Company	(19,866)	(3,135)	46,435	9,490	32,924
Net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses	(20,444)	(3,960)	14,147	8,692	(1,565)
Net cash flow from operating activities	(67,970)	108,335	43,824	83,329	167,518

	As of 31 December
	2020	2019 (adjusted)	2019 (before adjustment)	Change	2018 (adjusted)	2018 (before adjustment)
Items	RMB million	RMB million	RMB million	(%)	RMB million	RMB million
Total assets	1,733,805	1,760,286	1,755,071	(1.5)	1,597,402	1,592,308
Total liabilities	849,929	881,912	878,166	(3.6)	738,280	734,649
Total equity attributable to equity shareholders of the Company	742,463	739,965	739,169	0.3	719,148	718,355
Total number of shares (1,000 shares)	121,071,210	121,071,210	121,071,210	–	121,071,210	121,071,210

(2)  Principal financial indicators

	For the year ended 31 December
	2020	2019 (adjusted)	2019 (before adjustment)	Change	2018 (adjusted)	2018 (before adjustment)
Items	RMB	RMB	RMB	(%)	RMB	RMB
Basic earnings per share	0.272	0.476	0.476	(42.9)	0.522	0.521
Diluted earnings per share	0.272	0.476	0.476	(42.9)	0.522	0.521
Basic earnings per share (excluding extraordinary gains and losses)	(0.013)	0.448	0.448	(102.9)	0.492	0.493
Weighted average return on net assets (%)	4.44	7.90	7.90	(3.46) percentage points	8.67	8.67
Weighted average return (excluding extraordinary gains and losses) on net assets (%)	(0.21)	7.44	7.45	(7.65) percentage points	8.18	8.20
Net cash flow from operating activities per share	1.384	1.269	1.267	9.1	1.453	1.453

	As of 31 December
	2020	2019 (adjusted)	2019 (before adjustment)	Change	2018 (adjusted)	2018 (before adjustment)
Items	RMB	RMB	RMB	(%)	RMB	RMB
Net assets attributable to equity shareholders of the Company per share	6.132	6.112	6.105	0.3	5.940	5.933
Liabilities to assets ratio (%)	49.02	50.1	50.04	(1.08)	46.22	46.14
				percentage
				points

Note: Liabilities to assets ratio= total liabilities/total assets

(3)	Extraordinary items and corresponding amounts

	For the year ended 31 December
	(Income)/expenses
	2020	2019	2018
Items	RMB million	RMB million	RMB million
Net (gain)/loss on disposal of non-current assets	(973)	1,318	742
Donations	301	209	180
Government grants	(8,605)	(6,857)	(7,482)
Gain on holding and disposal of business and various investments	(37,520)	(410)	(1,023)
Other non-operating expenses, net	2,992	634	1,383
Subtotal	(43,805)	(5,106)	(6,200)
Tax effect	6,611	1,642	2,377
Total	(37,194)	(3,464)	(3,823)
Attributable to: Equity shareholders of the Company	(34,489)	(3,339)	(3,546)
Minority interests	(2,705)	(125)	(277)

(4)	Items measured by fair values

Unit: RMB million

				Influence
	Beginning	End		on the profit
Items	of the year	of the year	Changes	of the year
Other equity instruments	1,521	1,525	4	156
Derivative financial instruments	48	157	109	(1,252)
Cash flow hedging	(1,940)	7,545	9,485	2,886
Financial assets held for trading	3,319	1	(3,318)	114
Total	2,948	9,228	6,280	1,904

(5)	Significant changes of items in the financial statements
The table below sets forth the reasons for those changes of items in the financial statements where the fluctuation was more than 30% during the reporting period:

	As of 31 December		Increase/(decrease)
	2020	2019	Amount	Percentage
Items	RMB million	RMB million	RMB million	(%)	Reasons for change
Cash at bank and on hand	184,412	128,052	56,360	44.01	Cash received from pipeline business transaction and the impact of decrease in inventory and accounts receivable.
Financial assets held for trading	1	3,319	(3,318)	(99.97)	Structured deposit withdrawal at maturity of RMB 3.3 billion.
Derivative financial assets	12,528	837	11,691	1,396.77	Mainly due to increased floating earning from crude oil hedging.
Accounts receivable	35,587	54,375	(18,788)	(34.55)	Mainly due to strengthened cash flow management and decreased product selling price.
Short-term loans	20,756	31,196	(10,440)	(33.47)	Short-term loans repayment at maturity.
Non-current liabilities due within one year	22,493	69,490	(46,997)	(67.63)	Mainly due to the repayment of non-interest maturity loan of shareholder.
Debentures payable	38,356	19,157	19,199	100.22	Mainly due to mid-term notes with a total amount of RMB 20 billion in the first half of 2020.
Cash paid for goods and services	(1,754,016)	(2,591,739)	837,723	(32.32)	Mainly due to decrease in crude oil price and business scale.
Cash received from disposal of investments	11,651	35,996	(24,345)	(67.63)	Decrease in received structured deposit.
Net cash received from disposal of subsidiaries and other business entities	49,869	–	49,869	–	Cash received from selling the pipeline business.

2     FINANCIAL INFORMATION EXTRACTED FROM THE FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH IFRS

Unit: RMB million

	For the year ended 31 December
Items	2020	2019	2018	2017	2016
Turnover and other operating revenues	2,105,984	2,959,799	2,882,077	2,348,931	1,923,273
Operating profit	13,193	86,374	82,564	71,817	77,664
Profit before taxation	48,143	90,022	99,339	86,964	80,544
Profit attributable to shareholders of the Company	33,096	57,493	61,708	51,384	46,884
Basic earnings per share (RMB)	0.273	0.475	0.51	0.424	0.387
Diluted earnings per share (RMB)	0.273	0.475	0.51	0.424	0.387
Return on capital employed (%)	6.22	8.98	9.24	8.27	7.32
Return on net assets (%)	4.46	7.78	8.59	7.07	6.59
Net cash generated from operating activities per share (RMB)	1.384	1.269	1.453	1.579	1.770

Unit: RMB million

	As of 31 December
Items	2020	2019	2018	2017	2016
Non-current assets	1,278,410	1,312,976	1,091,930	1,069,984	1,089,911
Net current liabilities	66,795	132,668	63,140	52,101	74,970
Non-current liabilities	328,757	303,004	170,792	163,374	181,941
Non-controlling interests	141,364	138,358	139,921	127,509	121,046
Total equity attributable to shareholders of the Company	741,494	738,946	718,077	727,000	711,954
Net assets per share (RMB)	6.124	6.103	5.931	6.005	5.880
Adjusted net assets per share (RMB)	5.914	5.953	5.748	5.875	5.816

3     MAJOR DIFFERENCES BETWEEN THE AUDITED FINANCIAL STATEMENTS PREPARED UNDER CASs AND IFRS PLEASE REFER TO PAGE 204 OF THE REPORT.

CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

1     CHANGES IN THE SHARE CAPITAL
There is no change in the number and nature of issued shares of Sinopec Corp. during the reporting period.

2     NUMBER OF SHAREHOLDERS AND THEIR SHAREHOLDINGS
As of 31 December 2020, the total number of shareholders of Sinopec Corp. was 533,319 including 527,573 holders of A shares and 5,746 holders of H shares. As of 28 February 2021, the total number of shareholders of Sinopec Corp. was 508,489. Sinopec Corp. has complied with requirement for minimum public float under the Hong Kong Listing Rules.

(1)   Shareholdings of top ten shareholders
The shareholdings of top ten shareholders as of 31 December 2020 are listed as below:

Unit: share

Name of shareholders	Nature of Shareholders	Percentage of shareholdings %	Total number of shares held	Changes of shareholding[1]	Number of shares subject to pledges or lock-up
China Petrochemical Corporation	State-owned Share	68.31	82,709,227,393	0	0
HKSCC Nominees Limited[2]	H Share	20.97	25,385,280,408	(2,128,597)	unknown
中國證券金融股份有限公司	A Share	2.16	2,609,312,057	0	0
香港中央結算有限公司	A Share	0.69	841,072,282	269,227,962	0
中國人壽保險股份有限公司－分紅－個人分紅－005L－FH002滬	A Share	0.67	815,670,168	605,892,688	0
中國人壽保險股份有限公司－傳統－普通保險產品－005L－CT001滬	A Share	0.67	814,606,031	643,272,938	0
中央滙金資產管理有限責任公司	A Share	0.27	322,037,900	0	0
中國工商銀行－上證50交易型開 放式指數證券投資基金	A Share	0.08	99,590,176	(3,491,593)	0
全國社保基金一一六組合	A Share	0.07	85,968,400	85,968,400	0
滙添富基金管理股份有限公司－社保基金1103組 合	A Share	0.06	70,000,000	(40,000,000)	0

Note 1:	As compared with the number of shares held as of 31 December 2019.

Note 2:
Sinopec Century Bright Capital Investment Limited, an overseas wholly-owned subsidiary of China Petrochemical Corporation, held 553,150,000 H shares, accounting for 0.46% of the total issued share capital of Sinopec Corp. Those shareholdings are included in the total number of the shares held by HKSCC Nominees Limited.

Statement on the connected relationship or acting in concert among the above-mentioned shareholders:

Apart from 中國人壽保險股份有限公司－分紅－個人分紅－005L－FH002滬 and 中國人壽保險股份有 限公司－傳統－普通保險產品－005L－CT001滬which were both managed by 中國人壽保險股份有限公司, Sinopec Corp. is not aware of any connected relationship or acting in concert among or between the above-mentioned shareholders.

(2)	Information disclosed by the shareholders of H shares in accordance with the Securities and Futures Ordinance (SFO) as of 31 December 2020

Name of shareholders	Status of shareholders	Number of shares interested	% of Sinopec Corp.’s issued voting shares (H Share)
Citigroup Inc.	Person having a security interest in shares	7,810,000 (L)	0.03 (L)
	Interest of corporation controlled by	121,092,483 (L)	0.47 (L)
	the substantial shareholder	119,342,984 (S)	0.47 (S)
	Approved lending agent	2,167,641,996 (L)	8.50 (L)
GIC Private Limited	Investment manager	1,531,058,022 (L)	6.00 (L)
BlackRock, Inc.	Interest of corporation controlled by	1,510,306,390 (L)	5.92 (L)
	the substantial shareholder	1,709,000 (S)	0.01 (S)
Schroders Plc	Investment manager	1,291,515,302 (L)	5.06 (L)

Note: (L): Long position, (S): Short position

3     ISSUANCE AND LISTING OF SECURITIES

(1)	Issuance of securities during the reporting period
Not Applicable.

(2)	Existing employee shares
Not Applicable.

4     CHANGES IN THE CONTROLLING SHAREHOLDERS AND THE DE FACTO CONTROLLER
There was no change in the controlling shareholder and the de facto controller of Sinopec Corp. during the reporting period.

(1)	Controlling shareholder
The controlling shareholder of Sinopec Corp. is China Petrochemical Corporation. Established in July 1998, China Petrochemical Corporation is a state-authorised investment organisation and a state-owned enterprise. The legal representative is Mr. Zhang Yuzhuo. Through re-organization in 2000, China Petrochemical Corporation injected its principal petroleum and petrochemical businesses into Sinopec Corp. and retained certain petrochemical facilities. It provides well-drilling services, well-logging services, downhole operation services, services in connection with manufacturing and maintenance of production equipment, engineering construction, and utility services including water and power and social services.

Shares of other listed companies directly held by China Petrochemical Corporation

	Number of	Shareholding
Name of Company	Shares Held	Percentage
Sinopec Engineering (Group) Co. Ltd.	2,907,856,000	65.67%
Sinopec Oilfield Service Corporation	10,727,896,364	56.51%
Sinopec Oilfield Equipment Corporation	456,756,300	58.74%
China Merchants Energy Shipping Co., Ltd.	912,886,426	13.54%

Note:
China Petrochemical Corporation holds 2,595,786,987 H shares of Sinopec Oilfield Service Corporation (the “SSC”) through Sinopec Century Bright Capital Investment Ltd., a wholly-owned overseas subsidiary of China Petrochemical Corporation, accounting for 13.67% of the total share capital of SSC. Such shareholdings are excluded from the total shares of SSC directly held by China Petrochemical Corporation indicated above.

(2)	Other than HKSCC Nominees Limited, there was no other legal person shareholder holding 10% or more of the total issued share capital of Sinopec Corp.

(3)	Basic information of the de facto controller
China Petrochemical Corporation is the de facto controller of Sinopec Corp.

(4)	Diagram of the equity and controlling relationship between Sinopec Corp. and its de facto controller

* : Inclusive of 553,150,000 H shares held by Sinopec Century Bright Capital Investment Ltd. (overseas wholly-owned subsidiary of China Petrochemical Corporation) through HKSCC Nominees Limited.

CHAIRMAN’S ADDRESS

Dear Shareholders and Friends:

On behalf of the Board of Directors, the management, and our entire staff, I would like to express my sincere gratitude to our shareholders and the community for your interest and support.

2020 was truly an unprecedented year. Faced with the global COVID-19 pandemic and a severe economic recession worldwide, international oil prices endured a historic slide as market demand sharply contracted. Under a complex web of risks and problems, instability and unpredictability were evidently growing. In the wake of this extraordinary and severe impact, the Company’s Board of Directors maintained a steady grip on all developments, while management worked closely with all staff to focus on major issues and areas such as system optimization, baseline risk prevention and control and turning risks into opportunities, as well as to stabilize basic production and operations, go all out to carry out a series of campaigns to tide over difficulties, and promote the company’s reform, thus achieving industry-leading results.

In accordance with International Financial Reporting Standards, our turnover and other operating revenues reached RMB 2.1 trillion, while profit attributable to shareholders of the Company amounted to RMB 33.096 billion. The Company also enjoyed a cash flow from operating activities totalling RMB 167.518 billion with a year-on-year increase of 9.0%, while the liabilities to assets ratio at the end of the period was 49.08%. The Company remained in a solid financial position with a strong cash flow and robust capability to strengthen anti-risk capability. In view of the Company”s profitability, return to shareholders, and needs for future development, the Board of Directors proposed the payment of a final dividend of RMB 0.13 per share. Taking into account the interim special dividend of RMB 0.07 per share, the total dividend for the year was RMB 0.20 per share, with a dividend payout ratio of 73.2% ensuring a stable dividend payout level.

Over the past year, the Company’s has achieved new progress across all business segments. The upstream business promoted high-quality exploration and profitable development. As natural gas reserves steadily increased, production and sales hit a record high. Further, as the oil and gas break-even point steadily declined, stabilizing oil output while increasing gas output has led to marked achievements with cost reduction. The refining and marketing businesses leveraged efforts to tackle tough problems and increased the production of marketable and value-added products. With low-sulfur fuel oil as a market leader, advantages in domestic refined oil market continued to be strengthened. Meanwhile, the Company sped up the construction of integrated service stations, innovated marketing models, and continued to develop the non-fuel business on a sound basis. The chemical business deepened structural adjustments, increased the proportion of three major synthetic raw materials products with high added value, and maintained a stable market share for major products as well as a steady and upward business development. To accelerate transformation and upgrading, major oil and gas engineering projects were introduced, and the construction of refining and chemical bases also rapidly progressed. Further, the Company proactively expanded new energy business and pushed forward the application of hydrogen and the deployment of battery charging and swapping stations. At the same time, the sales of oil and gas pipelines were completed. Under these steps, solid progress was made in overall business readjustment. The Company also made positive progress in the research and development of key technologies and equipment. Of note, the Company’s comprehensive patent advantages continued to rank at the top among domestic enterprises, which underlines the role of technological innovation in supporting development.

Over the past year, the Company has improved its corporate governance. On the basis of efficient decision-making, the Board of Directors strengthened strategic planning and conducted an in-depth study of mid-term and long-term development strategies, contributing to a clear vision and development goal of the Company. All independent directors stayed true to their duties and offered advice and suggestions for reforms and development, which served to promote the standardized operation and efficient decision-making of the Board. The Company also continued to strengthen its information disclosure and investor relations management to further enhance transparency. To continuously upgrade management, the Company has implemented a three-year reform campaign that is fully benchmarked against world-class standards.

Over the past year, the Company has proactively assumed social responsibility with new contributions. Facing the outbreak of the COVID-19 pandemic, the Company donated funds and goods to support the frontline fight against the pandemic as well as adjusted its production to provide pandemic-countering items by leveraging its industrial advantages. Notably, the world’s largest melt-blown cloth production facility was built up from scratch within a short time, a stable supply in the oil and gas market was ensured, thus promoting production resumption along the industrial chain from upstream to downstream operations. These achievements received wide community recognition. Additionally, to fulfill our social responsibilities, the Company focused its efforts on targeted poverty alleviation, with implementation of poverty alleviation measures in terms of industry, education and consumption, objectives to help poverty alleviation have been achieved on all fronts. Finally, the Company put forth great effort to provide clean energy for society, such as commissioning strategic studies on carbon emissions peak and carbon neutrality and adhering to a development path that is green, low carbon, and sustainable.

The term of the 7th Session of Board of Directors and Board of Supervisors is due to expire in 2021. Over the 3 years, and in the face of severe and complicated external conditions, the Company navigated deep industrial transformation and intense competition to achieve major targets handed down in the “13th Five-Year Plan”. As a result, the Company experienced gains in the effectiveness of its corporate governance model and witnessed developmental outcomes that are inspiring and encouraging.

Looking back on these three years, the quality of the Company’s development continues to improve. Oil and natural gas reserves have seen growth, which strengthen the upstream resource base. The company accelerated the construction of world-class refining and chemical base. The refining and polyolefin capacities have reached the world top position while the production and sales volumes are still expanding. The Company’s resource coordination and allocation capabilities are continuously enhanced. The comprehensive competitive advantages in its oil products sales network are robust, and the Company’s total number of service stations ranks the second in the world. Taken together, these demonstrate how the Company’s comprehensive capabilities have been steadily improving. Further, an innovation-driven strategy was implemented, which helped foster a collection of outstanding and strategic technological innovations. With breakthrough and the accelerated implementation of technological researches in frontier in areas such as new energy, the Company managed to significantly upgrade its technological capabilities.

Looking back on these three years, the Company continues to improve efficiency. The all-in cost of oil saw a decrease of USD 13.24 per barrel of oil equivalent, and natural gas reserves experienced an accumulative growth of 17.1%. The refining and marketing businesses coordinated to respond to the increasingly fierce market competition, as a result the market share remained stable and the ability to drive profitability continued to increase, thus demonstrating the advantages of integration. The chemicals business deepened structural adjustments in raw materials, products and plants. Moreover, the proportion of high value-added products continued to increase. E-commerce platforms such as Epec, Chememall and Easy Joy also developed rapidly, and the non-fuel business is also developing well. Overall, the Company’s operating profit has maintained relatively a rapid growth. In the past three years, the Company has declared a dividend of RMB 112.6 billion, with an average dividend payout ratio of 73.9%, sharing the Company’s development performance with shareholders.

Looking back on these three years, the Company fulfilled its corporate citizenship responsibilities. The Company proactively responded to global climate change, vigorously developed clean energy, and implemented an energy efficiency improvement campaign and a green enterprise action plan, meanwhile, comprehensive energy consumption and the discharge of major pollutants continued to decline. This demonstrated new contributions made to the development of an ecological civilization. The Company also worked on targeted poverty alleviation and took the lead to make great changes in poverty-stricken areas. At the same time, the Company continued to carry out public welfare projects such as the “Lifeline Health Express” and promote the coordinated development of the economy, environment, and society in areas where the Company’s domestic and overseas operations are situated. Providing additional benefits to the people, the Company’s achievements in development demonstrate its commitment to social responsibility.

These achievements were due to the concerted efforts of the Board of Directors, the management and all staff, and is inseparable from the strong support of shareholders and the community. In accordance with regulatory requirements, Mr. Tang Min ceased to serve as a director for a new term. During his tenure, he was fully devoted to his duties, diligent, responsible, and played an important role in the scientific decision-making, standardized operation, reform and development of the Company. On behalf of our Board, I would like to express my sincere gratitude to all shareholders and the community for their support, and for the hard work and contributions made by the Independent Directors and Supervisors over the years.

The year of 2021 marked the commencement of China’s “14th Five-Year Plan”. Upon entering a new phase of development, the Company vows to implement new development concepts and world-leading development strategies. The Company will work hard to implement the following six major development strategies: value creation, market orientation, innovation-driven, green and clean, open cooperation and talent-cultivation. The Company will also implement the “One Foundation of energy and resources, Two Wings of clean fuels and advanced chemicals, and Three Growth Engines in new energy, new materials and new economy” industrial deployment pattern. The new pattern will enhance the development quality, efficiency, and core competitiveness of all industrial chains and the overall industrial system. Focusing on high-quality development, the Company strives to build a world-leading clean energy and chemical corporation.

We shall strive to excel in and inspire technological innovation. With enhanced R&D investment, the Company will strengthen proprietary and original innovations, and cultivate more innovative talents to become a technology-leading Company. Furthermore, we seek to optimize industry deployment to accelerate the transformation and upgrading. This is in effort to position the Company as a comprehensive energy service provider of oil, natural gas, hydrogen, electricity, and non-fuel business. The Company will stick to its commitment to high-quality exploration and effective development and to promoting breakthrough developments in natural gas. The Company will work to further deploy its hydrogen business from a leading perspective and lay a strong foundation for building China’s largest hydrogen energy company. Moreover, the Company seeks to accelerate its construction of world-class advanced refining and chemical capacities and to promote further adjustments in business structures. The Company will also work hard to develop the digital and platform economies and to ascend to the mid-to-high end of the industrial and value chains. We will continue to work hard to overcome difficulties and create value, and to improve quality and efficiency in order to drive stable growth. Maximizing the advantages of upstream and downstream integration, the Company will coordinate procurement, transportation, production, storage, and marketing while exploiting the potential of system optimization. In turn, these efforts will fulfill market demand, consolidate market advantages, and maximize the overall benefits along the industrial chain. We will persist in our pursuit of green and clean development and creating low-carbon competitiveness. We will also coordinate the transformation and carbon reduction process, structural optimization and carbon emission control, and deepening of the green enterprise action plan. These efforts will allow green and clean energy to become the bright backdrop for the Company’s high quality development.

Considering the corporate development strategy, production and operation arrangements, cash flow and other factors, the Company plans to spend RMB 167.2 billion on capital expenditures in 2021, mainly in the areas of large-scale development of natural gas, construction and transformation upgrading of advanced refining and chemical production capacity, among other aspects.

Greatness can be achieved through joint efforts, and nothing is impossible through collective wisdom. Striving toward a world-leading position, we need not only ambitious goals, but also a sustained willingness to continue to work hard and march forward. I cherish the strong belief that under the leadership of the new Board of Directors, and with the concerted efforts of the management and staff, as well as the strong support of shareholders and all members of society, Sinopec Corp. will surely be able to write a new chapter in quality development that creates greater value for shareholders and society.

BUSINESS REVIEW AND PROSPECTS

BUSINESS REVIEW

In 2020, the global economy suffered a serious recession due to the COVID-19 outbreak and rapid spread worldwide. China took the lead in controlling the spread of the pandemic in the world. Its economic growth has picked up quarter by quarter since the second quarter, with the annual gross domestic product (GDP) up by 2.3% year-on-year. The international oil prices experienced a historic slump, the global demand for oil decreased significantly, the domestic demand for refined oil products decreased, and the growth rate of natural gas demand slowed down, while demand for chemical products still maintained a rapid growth.

Confronted with severe challenges, the Company coordinated pandemic prevention and control, production and operation, made rapid response, took the initiative to launch “one-hundred day campaign of overcoming the difficulties and creating efficiency” and a follow-up campaign, and achieved remarkable results. On the one hand, we made full use of our resources and technological advantages to make a positive contribution to the pandemic prevention and control; on the other hand, we seized the favorable opportunity of domestic economic recovery, vigorously increased the production of marketable and high-profit products and achieved substantial improvement in production, operation and profitability in the second half of the year. Meanwhile, the Company completed the transaction of pipeline assets, realizing good appreciation in asset value.

1     MARKET REVIEW

(1)	Crude Oil & Natural Gas Market
In 2020, international oil prices fluctuated and rose after a historic slump. The spot price of Platt’s Brent for the year averaged USD 41.67 per barrel, down by 35.2% year on year. Along with the changes in China’s energy mix, domestic demand for natural gas continued to grow, but the growth rate declined due to COVID-19. Based on statistics released by the NDRC, domestic apparent consumption of natural gas reached 324 billion cubic meters, up by 5.6% year on year.

(2)	Refined Oil Products Market
In 2020, domestic refined oil products demand declined while supply exceeded the demand. According to the statistics released by NDRC, the apparent consumption of refined oil products (including gasoline, diesel and kerosene) was 331 million tonnes, down by 4.1% from the previous year. Among them, in the first half of the year, affected by the pandemic, the demand decreased by 6.0%. In the second half, the demand improved with the steady resumption of work and production nationwide. For the whole year, gasoline, diesel and kerosene fell by 0.7%, 1.2% and 30.4%, respectively. There were 13 price adjustments for domestic refined oil products throughout the year with 8 increases and 5 decreases.

(3)	Chemical Products Market
In 2020, the demand grew rapidly for medical raw materials and packaging materials. The rapid recovery of exports in the second half also drove the growth in the demand for chemical products. Based on our statistics, domestic consumption of ethylene equivalent increased by 12.2% from the previous year, and the apparent consumption of synthetic resin, synthetic fiber and synthetic rubber rose by 8.9%, 3.3% and 8.4%, respectively. The average margin of chemical products narrowed.

2     PRODUCTION & OPERATIONS REVIEW

(1)	Exploration and Production
In 2020, under the environment of low oil prices, we pressed ahead with high-quality exploration and profit-oriented development, accelerated the systematic integration of natural gas production, supply, storage and marketing, and achieved tangible results in maintaining oil production, increasing gas output and cutting cost. In exploration, we continued to strengthen risk exploration in strategic areas, oil and gas rich zones and shale resources, which led to new discoveries in Tarim Basin, Sichuan Basin and Bohai Bay Basin. In crude oil development, we efficiently proceeded with the capacity building of Shunbei and other oilfields, strengthened fine development in mature fields, intensified EOR technology breakthrough and application, and consolidated the basis for steady production. In natural gas development, we constantly pushed forward capacity building in Weirong and West Sichuan gas fields, expanded the market and sales, and continuously improved the sales volume with a record high domestic market share. The Company’s production of oil and gas reached 459.02 million barrels of oil equivalent, with domestic crude production reaching 249.52 million barrels and natural gas production totalled 1,072.3 billion cubic feet, up by 2.3% year on year.

Summary of Operations for the Exploration and Production Segment

				Change from
	2020	2019	2018	2019 to 2020(%)
Oil and gas production (mmboe)	459.02	458.92	451.46	0.02
Crude oil production (mmbbls)	280.22	284.22	288.51	(1.4)
China	249.52	249.43	248.93	0.0
Overseas	30.70	34.79	39.58	(11.8)
Natural gas production (bcf)	1,072.33	1,047.78	977.32	2.3

Summary of Reserves of Crude Oil and Natural Gas

	Crude oil reserves (mmbbls)
Items	31 December 2020	31 December 2019
Proved reserves	1,542	1,741
Proved developed reserves	1,389	1,588
China	1,130	1,326
Consolidated subsidiaries	1,130	1,326
Shengli	821	982
Others	309	344
Overseas	259	262
Consolidated subsidiaries	15	17
Equity accounted entities	244	245
Proved undeveloped reserves	153	153
China	102	107
Consolidated subsidiaries	102	107
Shengli	16	12
Others	86	95
Overseas	51	46
Consolidated subsidiaries	5	0
Equity accounted entities	46	46

	Natural gas reserves (bcf)
Items	31 December 2020	31 December 2019
Proved reserves	8,191	7,225
Proved developed reserves	6,365	6,035
China	6,357	6,026
Consolidated subsidiaries	6,357	6,026
Puguang	1,675	1,814
Fuling	1,491	1,315
Others	3,191	2,897
Overseas	8	9
Consolidated subsidiaries	0	0
Equity accounted entities	8	9
Proved undeveloped reserves	1,826	1,190
China	1,824	1,190
Consolidated subsidiaries	1,824	1,190
Fuling	119	65
Others	1,705	1,125
Overseas	2	0
Consolidated subsidiaries	0	0
Equity accounted entities	2	0

Exploration and Production Activities

	Wells drilled (as of 31 December)
	2020				2019
	Exploratory		Development		Exploratory		Development
	Productive	Dry	Productive	Dry	Productive	Dry	Productive	Dry
China	383	136	2,015	3	350	174	2,098	5
Consolidated subsidiaries	383	136	2,015	3	350	174	2,098	5
Shengli	204	64	1,080	2	195	81	1,168	4
Others	179	72	935	1	155	93	930	1
Overseas	2	0	100	0	3	1	99	0
Consolidated subsidiaries	0	0	4	0	0	0	0	0
Equity accounted entities	2	0	96	0	3	1	99	0
Total	385	136	2,115	3	353	175	2,197	5

	Wells drilling (as of 31 December)
	2020				2019
	Gross		Net		Gross		Net
	Exploratory	Development	Exploratory	Development	Exploratory	Development	Exploratory	Development
China	92	212	92	212	117	177	117	176
Consolidated subsidiaries	92	212	92	212	117	177	117	176
Shengli	29	52	29	52	60	20	60	20
Others	63	160	63	160	57	157	57	156
Overseas	2	0	2	0	0	0	0	0
Consolidated subsidiaries	0	0	0	0	0	0	0	0
Equity accounted entities	2	0	2	0	0	0	0	0
Total	94	212	94	212	117	177	117	176

	Oil productive wells (as of 31 December)
	2020		2019
	Gross	Net	Gross	Net
China	53,240	53,240	52,112	52,112
Consolidated subsidiaries	53,240	53,240	52,112	52,112
Shengli	34,572	34,572	33,819	33,819
Others	18,668	18,668	18,293	18,293
Overseas	7,055	2,752	7,248	2,855
Consolidated subsidiaries	28	10	28	14
Equity accounted entities	7,027	2,742	7,220	2,841
Total	60,295	55,992	59,360	54,967

	Natural gas productive wells (as of 31 December)
	2020		2019
Region	Gross	Net	Gross	Net
China	6,976	6,928	6,420	6,378
Consolidated subsidiaries	6,976	6,928	6,420	6,378
Puguang	67	67	61	61
Fuling	632	632	482	482
Others	6,277	6,229	5,877	5,835
Total	6,976	6,928	6,420	6,378

Unit: Square kilometers

	Area under license (as of 31 December)
	2020	2019
Acreage with exploration licenses	436,864	472,017
China	436,864	472,017
Acreage with development licenses	39,195	38,697
China	33,965	33,467
Overseas	5,230	5,230

(2)	Refining
In 2020, the Company actively responded to the severe situation of the sharp drop in crude oil prices and the decline in market demand, integrated and coordinated production and marketing, and maximized profits along the value chain. With a market-oriented approach, we optimized refined oil product yield and diesel-to-gasoline ratio, increased output of marketable and high-profit products, and kept a relatively high utilization rate. Thanks to our flexible crude oil procurement strategies, crude sourcing costs were continuously reduced. We sped up the construction of advanced production capacity and promoted structural adjustment in an orderly manner. We organized low-sulfur bunker fuel production with efficiency and became the domestic leader in low-sulfur fuel market. By improving the marketing mechanism, high-grade lubricants, asphalt and other products sales realized good growth. In 2020, the Company processed 237 million tonnes of crude oil, yielding 142 million tonnes of refined oil products, and 40.22 million tonnes of light chemical feedstock, with a year-on-year increase of 1.1%.

Summary of Operations for the Refining Segment          Unit: million tonnes

				Change from
	2020	2019	2018	2019 to 2020 (%)
Refinery throughput	236.91	248.52	244.01	(4.7)
Gasoline, diesel and kerosene production	141.50	159.99	154.79	(11.6)
Gasoline	57.91	62.77	61.16	(7.7)
Diesel	63.21	66.06	64.72	(4.3)
Kerosene	20.38	31.16	28.91	(34.6)
Light chemical feedstock production	40.22	39.78	38.52	1.1
Light product yield (%)	74.34	76.38	76.00	(2.04) percentage points
Refinery yield (%)	94.77	94.98	94.93	(0.21) percentage points

Note: Includes 100% of the production from domestic joint ventures.

(3)	Marketing and Distribution
In 2020, confronted with challenges from the pandemic impact and shrinking market demand, the Company brought our advantages of integrated production and marketing network into full play, seized the favorable opportunity of market recovery, coordinated allocation of resources, expanded market and increased sales, and continuously improved the quality of our retail. With focus on customer needs, we adopted a precision and differentiated marketing strategy to continuously improve our service level. We upgraded the network layout to reach end users to further strengthen our existing advantages. We accelerated the construction of comprehensive service stations including oil, gas, hydrogen, power and non-fuel businesses, and enhanced our comprehensive service competitiveness. Total sales volume of refined oil products for the year was 218 million tonnes, of which domestic sales volume accounted for 168 million tonnes. Meanwhile, we innovated the marketing model, strengthened development and marketing of company-owned brands, and actively explored emerging business models to speed up the development of non-fuel businesses.

Summary of Operations for the Marketing and Distribution Segment

				Change from
	2020	2019	2018	2019 to 2020 (%)
Total sales volume of oil products (million tonnes)*	217.91	254.95	237.69	(14.5)
Total domestic sales volume of oil products (million tonnes)	167.99	184.45	180.24	(8.9)
Retail sales (million tonnes)	113.19	122.54	121.64	(7.6)
Direct sales and distribution (million tonnes)	54.80	61.91	58.61	(11.5)
Annual average throughput per station (tonne/station)	3,686	3,992	3,979	(7.7)

	31 December 2020	31 December 2019	31 December 2018	Change from the end of the previous year to the end of the reporting period (%)
Total number of service stations under the Sinopec brand	30,713	30,702	30,661	0.04
Number of company-operated stations	30,707	30,696	30,655	0.04

Note: The total sales volume of refined oil products includes the amount of refined oil marketing and trading sales volume.

(4)	Chemicals
In early 2020, the COVID-19 outbreak led to shutdown of downstream factories, imposing severe challenges to the Company. We further adjusted product mix and producing units, scheduled utilization, rapidly switched our production to increase the supply of medical and health raw materials, and maintained stable production and operation. Since the second quarter, with the steady resumption of work and production in China, the chemicals market witnessed a remarkable recovery. The Company seized the opportunity by actively responding to market changes, strengthened the dynamic optimization of the facilities and product chain, and realized optimal operation of the units and utilization. We further fine-tuned chemical feedstock mix to optimize feeding proportion and increase product yield. We integrated production with marketing to continuously increase the ratio of high value-added and high-end products. Ethylene production in 2020 reached 12.06 million tonnes, the ratio of high value-added products of synthetic fiber was 32.5%, up by 0.8 percentage point year on year. The ratio of high value-added products of synthetic rubber was 31.6%, up by 2.5 percentage points year on year. The ratio of new and specialty products in synthetic resin reached 67.1%, up by 1.8 percentage points year on year. Meanwhile, we innovated marketing model, deepened fine marketing strategy, targeted our tailored service, and further expanded the market. The total annual sales volume was 83 million tonnes, realizing full sales.

Summary of Operations for the Chemicals Segment	Unit: thousand tonnes

				Change from
	2020	2019	2018	2019 to 2020 (%)
Ethylene	12,060	12,493	11,512	(3.5)
Synthetic resin	17,370	17,244	15,923	0.7
Synthetic rubber	1,067	1,047	896	1.9
Synthetic fiber monomer and polymer	9,057	10,029	9,343	(9.7)
Synthetic fiber	1,313	1,289	1,218	1.9

Note: Includes 100% of the production of domestic joint ventures.

(5)	Research and Development
In 2020, with the emphasis on the support and leading role of technology and increasing investment in technology, the Company accomplished notable results in deepening reform of R&D mechanism, promoting innovation platforms such as joint R&D centers and incubators, and making breakthrough in key and core technologies. In upstream, new breakthroughs were made in shale oil and gas exploration theory and technology, and the first atmospheric shale gas resource block in China was discovered. New breakthroughs were also made in ultra-deep oil and gas exploration and development technology, and seismic node acquisition system had been developed and applied on a large scale. In refining, the industrial test of fast bed catalytic cracking technology for producing low-carbon olefins was completed, and a complete set of technologies such as heavy oil catalytic cracking with high slag content and low emission were commercialized. In chemicals, we developed a complete set of 48K large-tow carbon fiber technology, realized the industrial production of a series of biodegradable materials, and quickly mastered the production technology of medical raw materials such as meltblown material and fabric. In 2020, the Company had 6,809 patent applications at home and abroad, among which 4,254 were granted.

(6)	Health, Safety, Security and Environment
In 2020, the Company constantly promoted the HSSE management system, achieving an overall stable record in terms of safety and environmental protection. We promoted health management of all staff, especially strengthened the COVID-19 prevention and control measures with a focus on occupational, physical and psychological health of employees at home and abroad. The three-year programme of special rectification of work safety was implemented to strictly supervise the contractors and our direct operations, and improve our emergency response. Emphasis was laid on the control of key areas and links to safeguard a stable public security situation. In 2020, we persistently promoted the green enterprise action plan, focusing on pollution prevention and control, energy efficiency improvement, resource utilization, carbon emission reduction, and accomplished all targets. Compared with 2019, energy consumption per 10,000 yuan of output was down by 0.85%, industrial fresh water usage was down by 1.1%, COD of discharged water down by 2.3%, and SO2 emissions down by 4.2%. All solid waste was properly treated. For more detailed information, please refer to “Sinopec 2020 Communication on Progress for Sustainable Development Report”.

(7)	Capital Expenditures
In 2020, focusing on quality and profitability of investment, the Company optimized its investment management system, with total capital expenditures of RMB 135.1 billion. Capital expenditure for the exploration and production segment was RMB 56.4 billion, mainly for Shengli and Northwest crude oil capacity building projects, Fuling and Weirong shale gas rojects, phase II of Tianjin LNG project, and phase II of Shandong LNG project. Capital expenditure for the refining segment was RMB 24.7 billion, mainly for Zhongke Refining and Petrochemical project, Zhenhai, Tianjin, Maoming, Luoyang and Sinopec-SK refining upgrading projects. Capital expenditure for the marketing and distribution segment was RMB 25.4 billion, mainly for construction of service stations, oil products depots and non-fuel business. Capital expenditure for the chemicals segment was RMB 26.2 billion, mainly for Zhongke, Zhenhai and Gulei projects, Amur gas chemical complex project, Sinopec-SK ethylene revamping projects, Jiujiang aromatics project and meltblown fabric capacity building. Capital expenditure for corporate and others was RMB 2.3 billion, mainly for R&D facilities and information technology projects.

BUSINESS PROSPECTS

(1)	Market Outlook
Looking into 2021, there are many uncertainties in COVID-19 situation and external environment, and the international economic prospect is still grim and complex. China’s economy has recovered steadily and is expected to achieve positive growth. It is expected that the demand for refined oil products will gradually recover and the demand for natural gas and petrochemical products will continue to grow. Considering the supply capacity of oil producing countries, global demand growth, inventory level and other factors, the international oil price is expected to be higher than last year.

(2)	Operations
In 2021, we will implement our development strategy to build a world leading clean energy and chemical company. We will expedite formation of our development pattern of “One Foundation of energy and resources, Two Wings of clean fuels and advanced chemicals, and Three Growth Engines in new energy, new materials and new economy”, and vigorously implement development strategies of value creation, market orientation, innovation driven, green and clean, open cooperation and talent-cultivation. Our focuses are on the following aspects:

Exploration and Production, the Company will adhere to the principle of “sustainable development of crude oil and rapid growth of natural gas business”, continue to strengthen high-quality exploration and profitable production, reduce cost, and forge the resilience against low oil prices. In crude oil development, more efforts will be made in promoting capacity building of Shunbei and west rim of Jungar oilfields, strengthening the fine reservoir characterization and modeling of mature fields, and vigorously promoting the application of EOR technology. In natural gas development, we will speed up the capacity construction of West Sichuan, Dongsheng, Weirong and other gas fields, give full play to the integration of production, supply, storage and marketing system to maximize the value of the whole business chain of natural gas. In 2021, we plan to produce 280.82 million barrels of crude oil, including 31.25 million barrels abroad, and 1,203.4 billion cubic feet of natural gas.

Refining, the Company will strengthen integration of production and marketing, promote the systematic upgrading of refining industry chain. We will coordinate domestic and overseas markets, constantly optimize product export volume and structure, and reasonably schedule utilization and production. We will adhere to the direction of “oil to chemical”, and further adjust product slate based on market needs. The crude oil resources allocation will be optimized, and the whole process management of crude oil supply will be well coordinated to lower procurement cost. In addition, we will strengthen the production of low sulfur heavy bunker fuel, and constantly improve our market share. In 2021, we plan to process 250 million tonnes of crude oil and produce 153 million tonnes of refined oil products.

Marketing and Distribution, balancing volume and profit, the Company will expand the market and sales with full wings to continuously improve operational quality and volume. We will vigorously carry out differentiated marketing to continuously expand retail volume with focus on customer needs. We will constantly optimize the network layout to reach end users, and improve the network integrity, stability and competitiveness. We will deepen non-fuel business reform and improve membership system. New model of “internet+service station+convenience store+third party operation” will be promoted, and more hydrogen stations will be constructed alone or with conventional service stations to establish a new model of comprehensive energy supply and services, providing refined oil products, gas, hydrogen, power and non-fuel business. In 2021, we plan to sell 183 million tonnes of refined oil products in domestic market.

Chemicals, the Company will focus on the”basic plus high-end”development concept, speed up advanced capacity building, continuously deepen structural adjustment, and improve production scale in high-end and new materials, including medical and health care feedstock and degradable plastics, so as to extend our industry chain and foster new growth points. We will strengthen to measure the marginal benefits of the product chain, enhance structural adjustment of the three major synthetic materials and fine chemical products, dynamically optimize the feedstock mix, continuously reduce the cost of raw materials, and further schedule the facility utilization to fully release the effective production capacity. Meanwhile, we will strengthen market and sales expansion, improve service quality and efficiency, as well as the overall competitiveness. In 2021, we plan to produce 13 million tonnes of ethylene.

Research and Development, we will make every effort to implement the innovation-driven development strategy, further deepen mechanism reform, continue to increase R&D investment, to accelerate building a technology-leading company. Guided by market demands, we will closely integrate production, marketing, research and application, accelerate the industrialization of a number of key technologies supporting the Company’s high-quality development, such as oil and gas exploration and development, oil refining restructuring, high-end synthetic materials, energy conservation and environmental protection. The Company will focus on new energy, new materials and other cutting-edge areas, and establish strong technical reserves to support transformation and development. We will actively leverage social science and technology resources to carry out cross-industry collaborative research and integrated innovation to consolidate our leading position, implement the “science and technology reform demonstration action”, build new type of R&D institutions, and build a more efficient and dynamic innovation ecosystem.

Capital Expenditures, Capital expenditures for the year 2021 are budgeted at RMB 167.2 billion, among which, RMB 66.8 billion will be invested in exploration and production with focuses on the production capacity building of Fuling and Weirong shale gas fields, Shengli and Northwest crude oil development projects, and the Phase II LNG project in Tianjin and Phase II LNG project in Shandong. The refining segment will account for RMB 20.1 billion, mainly on the structural adjustment projects of Yangzi and Anqing, as well as the expansion of Zhenhai. RMB 26.5 billion is budgeted for marketing and distribution with emphasis on service stations, gas stations, hydrogen stations, depots and non-fuel business. The share for chemicals will be RMB 48.6 billion, focusing on projects such as Zhenhai, Gulei, Hainan and Tianjin Nangang, Sinopec-SK and the Amur ethylene projects, Jiujiang aromatics, Baling caprolactam project, Shanghai large-tow carbon fiber, Yizheng PTA and other projects. The capital expenditure for corporate and others will be RMB 5.2 billion, mainly for R&D facilities and information technology projects.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY’S AUDITED FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES. PARTS OF THE FOLLOWING FINANCIAL DATA WERE ABSTRACTED FROM THE COMPANY’S AUDITED FINANCIAL STATEMENTS THAT HAVE BEEN PREPARED ACCORDING TO THE IFRS, UNLESS OTHERWISE STATED. THE PRICES IN THE FOLLOWING DISCUSSION DO NOT INCLUDE VALUE-ADDED TAX.

1    CONSOLIDATED RESULTS OF OPERATIONS
In 2020, the Company’s turnover and other operating revenues was RMB 2,106.0 billion, decreased by 28.8% compared with that of 2019. That was mainly due to the drop of petroleum and petrochemical products price and shrink of market demand resulted from the impact of COVID-19. Facing severe challenges, the Company took actions proactively and implemented “100-day campaign of overcoming difficulties and creating efficiency” and subsequent campaigns to improve performance. As a result, the Company achieved RMB 34.7 billion operating profit in the second half and RMB 13.2 billion in the full year when it still suffered an operating loss in the first half.

The following table sets forth the main revenue and expenses from the Company’s consolidated financial statements:

	Year ended 31 December
	2020	2019	Change (%)
	RMB million	RMB million
Turnover and other operating revenues	2,105,984	2,959,799	(28.8)
Turnover	2,049,456	2,899,682	(29.3)
Other operating revenues	56,528	60,117	(6.0)
Operating expenses	(2,092,791)	(2,873,425)	(27.2)
Purchased crude oil, products and operating supplies and expenses	(1,594,130)	(2,370,699)	(32.8)
Selling, general and administrative expenses	(55,315)	(55,438)	(0.2)
Depreciation, depletion and amortisation	(106,965)	(109,172)	(2.0)
Exploration expenses, including dry holes	(9,716)	(10,510)	(7.6)
Personnel expenses	(86,006)	(82,743)	3.9
Taxes other than income tax	(234,947)	(244,517)	(3.9)
Other operating expenses, net	(5,712)	(346)	1,550.9
Operating profit	13,193	86,374	(84.7)
Net finance costs	(9,506)	(10,048)	(5.4)
Investment income and share of profits less losses from associates and joint ventures	44,456	13,696	224.6
Profit before taxation	48,143	90,022	(46.5)
Income tax expense	(6,219)	(17,939)	(65.3)
Profit for the year	41,924	72,083	(41.8)
Attributable to:
Shareholders of the Company	33,096	57,493	(42.4)
Non-controlling interests	8,828	14,590	(39.5)

(1)	Turnover and other operating revenues
In 2020, the Company’s turnover was RMB 2,049.5 billion, representing a decrease of 29.3% over 2019. This was mainly due to decreased price and sales volume of refined oil products, decreased price of chemical products, and shrank international trading scale of crude oil and refined oil products, which was impacted by the COVID-19 outbreak and the slump in international crude oil price.

The following table sets forth the external sales volume, average realised prices and respective rates of change of the Company’s major products in 2020 and 2019:

				Average realised price
	Sales volume (thousand tonnes)			(RMB/tonne, RMB/thousand cubic meters
	Year ended 31 December			Year ended 31 December
	2020	2019	Change (%)	2020	2019	Change (%)
Crude oil	7,422	6,034	23.0	2,029	3,000	(32.4)
Natural gas (million cubic meters)	26,280	27,073	(2.9)	1,352	1,562	(13.4)
Gasoline	86,193	92,233	(6.5)	6,298	7,387	(14.7)
Diesel	77,280	87,083	(11.3)	4,792	5,811	(17.5)
Kerosene	20,828	27,041	(23.0)	2,635	4,298	(38.7)
Basic chemical feedstock	36,683	41,022	(10.6)	3,635	4,599	(21.0)
Monomer and polymer for synthetic fibre	9,691	14,019	(30.9)	4,297	5,714	(24.8)
Synthetic resin	17,112	16,103	6.3	7,148	7,804	(8.4)
Synthetic fibre	1,402	1,370	2.3	6,381	8,438	(24.4)
Synthetic rubber	1,361	1,280	6.3	7,982	9,583	(16.7)
Chemical fertiliser	1,177	924	27.4	1,955	2,110	(7.3)

Most crude oil and a small portion of natural gas produced by the Company were internally used for refining and chemical production, with the remaining sold to external customers. In 2020, the turnover from crude oil, natural gas and other upstream products sold externally amounted to RMB 104.5 billion, representing a decrease of 5.9% over 2019. The change was mainly due to decreases in crude oil and natural gas prices.

In 2020, petroleum products (mainly consisting of refined oil products and other refined petroleum products) sold by Refining Segment and Marketing and Distribution Segment achieved external sales revenues of RMB 1,164.7 billion (accounting for 55.3% of the Company’s turnover and other operating revenues), representing a decrease of 24.1% over 2019, mainly due to the decrease in prices and volume of major products, such as gasoline, diesel and kerosene, resulting from the impact of COVID-19 and slump of international crude oil price. The sales revenue of gasoline, diesel and kerosene was RMB 968.0 billion, representing a decrease of 25.7% over 2019, and accounting for 83.1% of the total sales revenue of petroleum products. Turnover of other refined petroleum products was RMB 196.6 billion, representing a decrease of 15.1% compared with 2019, accounting for 16.9% of the total sales revenue of petroleum products.

The Company’s external sales revenue of chemical products was RMB 322.1 billion, representing a decrease of 24.9% over 2019, accounting for 15.3% of the Company’s total turnover and other operating revenues. This was mainly due to the decrease in price of chemical products.

(2)	Operating expenses
In 2020, the Company’s operating expenses was RMB 2,092.8 billion, decreased by 27.2% compared with 2019. The operating expenses mainly consisted of the following:

Purchased crude oil, products and operating supplies and expenses was RMB 1,594.1 billion, representing a decrease of 32.8% over the same period of 2019, accounting for 76.2% of the total operating expenses, of which:

Crude oil purchasing expenses was RMB 479.1 billion, representing a decrease of 29.7% over the same period of 2019. Throughput of crude oil purchased externally in 2020 was 222.79 million tonnes (excluding the volume processed for third parties), representing a decrease of 2.6% over the same period of 2019. The average cost of crude oil purchased externally was RMB 2,380 per tonne, representing a decrease by 28.4% over 2019.

The Company’s purchasing expenses of refined oil products was RMB 257.6 billion, representing a decrease of 29.4% over the same period of 2019.

The Company’s purchasing expense related to crude oil and refined oil trading activities was RMB 421.2 billion, representing a decrease of 42.6% over the same period of 2019.

The Company’s other purchasing expenses was RMB 436.3 billion, representing a decrease of 26.1% over the same period of 2019.

Selling, general and administrative expenses was RMB 55.3 billion, representing a decrease of 0.2% over 2019.

Depreciation, depletion and amortisation was RMB 107.0 billion, representing a decrease of 2.0% compared with 2019. That was mainly due to the depletion ratio of oil and gas assets decreased.

Exploration expenses was RMB 9.7 billion, representing a decrease of 7.6% compared with 2019. That was mainly due to optimisation of investment scale and structure in upstream and improvement of success rate in exploration.

Personnel expenses was RMB 86.0 billion, representing an increase of 3.9% over 2019.

Taxes other than income tax was RMB 234.9 billion, representing a decrease of 3.9% compared with 2019. That was mainly due to the decrease of consumption tax resulting from the decrease of production volume in gasoline and diesel.

Other operating expense, net was RMB 5.7 billion, representing an increase of RMB 5.4 billion over the same period of 2019. That was mainly due to the increased impairment in fixed and long-term assets.

(3)
Operating profit was RMB 13.2 billion, representing a decrease of 84.7% over the same period of 2019. That was mainly due to the decrease of processing volume, sales volume, and products margin affected by the COVID-19 outbreak, slump of crude oil prices, and drop of market demand.

(4)	Profit before taxation was RMB 48.1 billion, representing a decrease of 46.5% compared with 2019.

(5)
Income tax expense was RMB 6.2 billion, representing a decrease of 65.3% year on year. That was mainly due to decrease of profit before taxation, resulting in a decrease of RMB 10.5 billion in income tax.

(6)	Profit attributable to non-controlling shareholders was RMB 8.8 billion, representing a decrease of RMB 5.8 billion compared with 2019.

(7)	Profit attributable to shareholders of the Company was RMB 33.1 billion, representing a year-on-year decrease of 42.4%.

2     RESULTS OF SEGMENT OPERATIONS
The Company manages its operations through four business segments, namely exploration and production segment, refining segment, marketing and distribution segment and chemicals segment, and corporate and others. Unless otherwise specified, the inter-segment transactions have not been eliminated from financial data discussed in this section. In addition, the operating revenue data of each segment include other operating revenues.

The following table shows the operating revenues by each segment, the contribution of external sales and inter-segment sales as a percentage of operating revenues before elimination of inter-segment sales, and the contribution of external sales as a percentage of consolidated operating revenues (i.e. after elimination of inter-segment sales) for the periods indicated.

	Operating revenues Year ended 31 December		As a percentage of consolidated operating revenue before elimination of inter-segment sales Year ended 31 December		As a percentage of consolidated operating revenue after elimination of inter-segment sales Year ended 31 December
	2020	2019	2020	2019	2020	2019
	RMB million	RMB million	(%)	(%)	(%)	(%)
Exploration and Production Segment
External sales*	110,242	121,397	3.2	2.5	5.2	4.1
Inter-segment sales	57,513	89,315	1.7	1.8
Operating revenues	167,755	210,712	4.9	4.3
Refining Segment
External sales*	118,698	147,138	3.4	3.0	5.6	5.0
Inter-segment sales	825,812	1,077,018	23.7	22.2
Operating revenues	944,510	1,224,156	27.1	25.2
Marketing and Distribution Segment
External sales*	1,097,352	1,426,804	31.6	29.3	51.9	48.2
Inter-segment sales	4,854	4,159	0.1	0.1
Operating revenues	1,102,206	1,430,963	31.7	29.4
Chemicals Segment
External sales*	331,336	438,103	9.5	9.0	15.4	14.8
Inter-segment sales	40,518	78,165	1.2	1.6
Operating revenues	371,854	516,268	10.7	10.6
Corporate and Others
External sales*	460,210	826,357	13.2	17.0	21.9	27.9
Inter-segment sales	430,073	654,337	12.4	13.5
Operating revenues	890,283	1,480,694	25.6	30.5
Operating revenue before elimination of inter-segment sales	3,476,608	4,862,793	100.0	100.0
Elimination of inter-segment sales	(1,370,624)	(1,902,994)
Turnover and other operating revenues	2,105,984	2,959,799			100.0	100.0

* : Other operating revenues are included.

The following table sets forth the operating revenues, operating expenses and operating profit by each segment before elimination of the inter-segment transactions for the periods indicated, and the percentage change of 2020 compared to 2019.

	Year ended 31 December
	2020	2019	Change
	RMB million	RMB million	(%)
Exploration and Production Segment
Operating revenues	167,755	210,712	(20.4)
Operating expenses	(184,231)	(201,428)	(8.5)
Operating (loss)/profit	(16,476)	9,284	–
Refining Segment
Operating revenues	944,510	1,224,156	(22.8)
Operating expenses	(950,065)	(1,193,524)	(20.4)
Operating (loss)/profit	(5,555)	30,632	–
Marketing and Distribution Segment
Operating revenues	1,102,206	1,430,963	(23.0)
Operating expenses	(1,081,378)	(1,401,856)	(22.9)
Operating profit	20,828	29,107	(28.4)
Chemicals Segment
Operating revenues	371,854	516,268	(28.0)
Operating expenses	(361,482)	(498,941)	(27.6)
Operating profit	10,372	17,327	(40.1)
Corporate and Others
Operating revenues	890,283	1,480,694	(39.9)
Operating expenses	(890,676)	(1,480,630)	(39.8)
Operating (loss)/profit	(393)	64	–
Elimination of inter-segment profit/(loss)	4,417	(40)	–

(1)	Exploration and Production Segment
Most crude oil and a small portion of the natural gas produced by the exploration and production segment were used for the Company’s refining and chemical production. Most of the natural gas and a small portion of crude oil were sold externally to other customers.

In 2020, the operating revenues of this segment was RMB 167.8 billion, representing a decrease of 20.4% over 2019. This was mainly attributed to the decrease of realised price in crude oil, natural gas and LNG.

In 2020, the segment sold 34.52 million tonnes of crude oil, representing an increase of 0.5% over 2019. Natural gas sales volume was 27.8 billion cubic meters (bcm), representing a decrease of 3.6% over 2019. Regasified LNG sales volume was 15.7 bcm, representing an increase of 40.3% over 2019. LNG sales volume was 6.17 million tonnes, representing an increase of 30.2% over 2019. Average realised prices of crude oil, natural gas, Regasified LNG, and LNG were RMB 1,902 per tonne, RMB 1,360 per thousand cubic meters, RMB 1,774 per thousand cubic meters, and RMB 2,543 per tonne, representing decrease of 33.6%, 13.2%, 13.0%, and 23.1% respectively over 2019.

In 2020, the operating expenses of this segment was RMB 184.2 billion, representing a decrease of 8.5% over 2019. That was mainly due to the following:

•	Procurement cost decreased by RMB 12.0 billion year on year, as a result of decrease of LNG price;

•	Depreciation, depletion and amortisation decreased by RMB 4.5 billion year on year;

•	Cost of power fuel and purchased materials decreased by RMB 2.1 billion year on year;

•	Resource Tax and special oil income levy decreased by RMB 2.0 billion year on year;

•	Impairment losses on long-lived assets increased by RMB 7.9 billion year on year;

In 2020, the oil and gas lifting cost was RMB 729.59 per tonne, representing a year on year decrease of 6.7%, mainly attributable to the decrease in the cost of purchased material, fuels, and power since the upstream segment proactively reinforced the cost control to cope with the low oil price environment.

In 2020, the operating loss of the exploration and production segment was RMB 16.5 billion, representing a decrease of RMB 25.8 billion compared with 2019, mainly attributable to decrease of international oil prices.

(2)	Refining Segment
Business activities of the refining segment include purchasing crude oil from third parties and the exploration and production segment of the Company, as well as processing crude oil into refined petroleum products. Gasoline, diesel and kerosene are sold internally to the marketing and distribution segment of the Company; part of the chemical feedstock is sold to the chemicals segment of the Company; and other refined petroleum products are sold externally to both domestic and overseas customers.

In 2020, the operating revenues of this segment was RMB 944.5 billion, representing a decrease of 22.8% over 2019. This was mainly attributed to the decrease in products prices and crude oil throughput compared with the same period of last year as a result of recession in market demand which was impacted by the COVID-19 pandemic.

The following table sets forth the sales volumes, average realised prices and the respective changes of the Company’s major refined oil products of the segment in 2020 and 2019.

	Sales Volume (thousand tonnes)			Average realised price (RMB/tonne)
	Year ended 31 December			Year ended 31 December
	2020	2019	Change (%)	2020	2019	Change (%)
Gasoline	56,259	60,750	(7.4)	5,813	7,057	(17.6)
Diesel	61,167	63,509	(3.7)	4,354	5,477	(20.5)
Kerosene	17,309	23,890	(27.6)	2,673	4,252	(37.2)
Chemical feedstock	39,872	39,720	0.4	2,596	3,531	(26.5)
Other refined petroleum products	65,353	61,890	5.6	3,011	3,237	(7.0)

In 2020, sales revenue of gasoline was RMB 327.0 billion, representing a decrease of 23.7% over 2019.

The sales revenue of diesel was RMB 266.3 billion, representing a decrease of 23.4% over 2019.

The sales revenue of kerosene was RMB 46.3 billion, representing a decrease of 54.5% over 2019.

The sales revenue of chemical feedstock was RMB 103.5 billion, representing a decrease of 26.2% over 2019.

The sales revenue of refined petroleum products other than gasoline, diesel, kerosene and chemical feedstock was RMB 196.8 billion, representing a decrease of 1.8% over 2019.

In 2020, the segment’s operating expenses was RMB 950.1 billion, representing a decrease of 20.4% over 2019. This was mainly attributed to the decrease in procurement cost of crude oil resulted from the slump of international crude oil price.

In 2020, the average processing cost for crude oil was RMB 2,456 per tonne, representing a decrease of 27.8% over 2019. Total crude oil processed was 245.92 million tonnes (excluding volume processed for third parties), representing a decrease of 2.6% over 2019. The total cost of crude oil processed was RMB 603.9 billion, representing a decrease of 29.7% over 2019, which was accounted for 63.6% of the segment’s operating expenses, a decrease of 8.4 percentage points year on year.

In 2020, refining margin was RMB 240 per tonne, decreased by RMB 126 per tonne compared with 2019. This was mainly due to the significant shrink of margin in kerosene and other refined petroleum products which was impacted by the COVID-19 outbreak and market demand recession as well as inventory losses of crude oil and refined products due to crude oil price slump.

In 2020, the refining cash operating cost (defined as operating expenses less the processing cost of crude oil and refining feedstock, depreciation and amortisation, taxes other than income tax and other operating expenses, then divided by the throughput of crude oil and refining feedstock) was RMB 181.48 per tonne, an increase of 2.1% over 2019, which was mainly because the unit cost increased as a result of the throughput decreased compared with last year.

In 2020, the operating loss of the segment totaled RMB 5.6 billion, representing a decline of RMB 36.2 billion compared with 2019.

(3)	Marketing and distribution segment
The business activities of the marketing and distribution segment include purchasing refined oil products from the refining segment and the third parties, conducting direct sales and wholesale to domestic customers and retailing, distributing oil products through the segment’s retail and distribution network as well as providing related services. In 2020, the operating revenues of this segment was RMB 1,102.2 billion, down by 23.0% year-on-year. This was mainly because demand and sales volume of refined oil products decreased as a result of COVID-19 impact and oil prices plunged. The sales revenues of gasoline totaled RMB 549.2 billion, down by 19.4% year-on-year; the sales revenues of diesel was RMB 377.0 billion, down by 25.7% year-on-year; the sales revenues of kerosene was RMB 54.9 billion, down by 52.8% year-on-year.

The following table sets forth the sales volumes, average realised prices and respective percentage changes of the segment’s four major refined oil products in 2020 and 2019, including detailed information about retail, direct sales and distribution of gasoline and diesel:

	Sales volume (thousand tonnes)			Average realised price (RMB/tonne)
	Year ended 31 December			Year ended 31 December
	2020	2019	Change (%)	2020	2019	Change (%)
Gasoline	86,216	92,261	(6.6)	6,370	7,387	(13.8)
Retail	61,446	66,440	(7.5)	6,940	7,968	(12.9)
Direct sales and distribution	24,770	25,820	(4.1)	4,955	5,892	(15.9)
Diesel	77,507	87,335	(11.3)	4,865	5,812	(16.3)
Retail	36,757	43,503	(15.5)	5,351	6,227	(14.1)
Direct sales and distribution	40,750	43,832	(7.0)	4,426	5,399	(18.0)
Kerosene	20,828	27,068	(23.1)	2,634	4,297	(38.7)
Fuel oil	23,331	21,772	7.2	2,536	3,072	(17.4)

In 2020, the operating expenses of the segment were RMB 1,081.4 billion, representing a decrease of RMB 320.5 billion year-on-year, down by 22.9%. This was mainly due to the decrease of sales volumes and procurement costs.

In 2020, the segment’s marketing operating cash cost (defined as the operating expenses less the purchase costs, taxes other than income tax, depreciation and amortization, divided by sales volume) was RMB 189.86 per tonne, up by 4.0% year-on-year, which was mainly because the unit cost increased as a result of the decreased sales volume.

In 2020, the operating revenues of non-fuel business was RMB 33.9 billion, up by RMB 1.8 billion year-on-year and the profit of non-fuel business was RMB 3.7 billion, up by RMB 0.5 billion. This was mainly because the Company vigorously promoted company-owned brands and innovated marketing model to boost the increase of volume and profit of non-fuel business.

In 2020, the segment’s operating profit was RMB 20.8 billion, down by 28.4% year-on-year. This was mainly because sales volume decreased as a result of shrinking demand of refined oil product.

(4)	Chemicals segment
The business activities of the chemicals segment include purchasing chemical feedstock from the refining segment and the third parties and producing, marketing and distributing petrochemical and inorganic chemical products.

In 2020, the operating revenues of this segment was RMB 371.9 billion, down by 28.0% year-on-year. This was mainly due to the decrease in chemical products prices and sales volume of some products because of COVID-19 impact.

In 2020, the sales revenue generated by the segment’s six major categories of chemical products (namely basic organic chemicals, synthetic resin, synthetic fiber monomer and polymer, synthetic fibre, synthetic rubber, and chemical fertiliser) was RMB 354.4 billion, down by 24.3%, accounting for 95.3% of the operating revenues of the segment.

The following table sets forth the sales volume, average realised prices and respective changes of each of the segment’s six categories of chemical products in 2020 and 2019.

	Sales Volume (thousand tonnes)			Average Realised Price (RMB/tonne)
	Year Ended 31 December			Year Ended 31 December
	2020	2019	Change (%)	2020	2019	Change(%)
Basic organic chemicals	47,109	52,007	(9.4)	3,564	4,534	(21.4)
Synthetic fibre monomer and polymer	9,743	14,089	(30.8)	4,302	5,722	(24.8)
Synthetic resin	17,124	16,131	6.2	7,150	7,804	(8.4)
Synthetic fibre	1,403	1,370	2.4	6,407	8,438	(24.1)
Synthetic rubber	1,364	1,284	6.3	7,986	9,595	(16.8)
Chemical fertiliser	1,181	925	27.8	1,950	2,109	(7.5)

In 2020, the operating expenses of the segment was RMB 361.5 billion, down by 27.6% year-on-year.

In 2020, the segment’s operating profit was RMB 10.4 billion, down by RMB 7 billion year-on-year. This was mainly due to the decrease in chemical product prices and narrowed gross margin as a result of COVID-19 impact.

(5)	Corporate and others
The business activities of corporate and others mainly consist of import and export business activities of Sinopec Corp.’s subsidiaries, research and development activities of the Company, and managerial activities of the headquarters.

In 2020, the operating revenues generated from corporate and others was RMB 890.3 billion (of which the operating revenues of trading companies was RMB 886.4 billion), down by 39.9% year-on-year. This was mainly because sales volume and prices of crude oil and refined oil products plunged as a result of COVID-19 impact.

In 2020, the operating expenses for corporate and others was RMB 890.7 billion (of which the operating expenses of trading companies was RMB 882.2 billion), down by 39.8% year-on-year.

In 2020, the segment’s operating loss was RMB 0.4 billion, of which trading companies realised an operating profit of RMB 4.1 billion.

3     ASSETS, LIABILITIES, EQUITY AND CASH FLOWS
The major funding sources of the Company are its operating activities and short-term and long-term loans. The major use of funds includes operating expenses, capital expenditures, and repayment of short-term and long-term debts.

(1)	Assets, Liabilities and Equity

Unit: RMB million

	As of 31 December 2020	As of 31 December 2019	change
Total assets	1,733,805	1,760,286	(26,481)
Current assets	455,395	447,310	8,085
Non-current assets	1,278,410	1,312,976	(34,566)
Total liabilities	850,947	882,982	(32,035)
Current liabilities	522,190	579,978	(57,788)
Non-current liabilities	328,757	303,004	25,753
Total equity attributable to shareholders of the Company	741,494	738,946	2,548
Share capital	121,071	121,071	–
Reserves	620,423	617,875	2,548
Non-controlling Interests	141,364	138,358	3,006
Total equity	882,858	877,304	5,554

As of 31 December 2020, the Company’s total assets were RMB 1,733.8 billion, representing a decrease of RMB 26.5 billion compared with the end of 2019, of which:

Current assets were RMB 455.4 billion, representing an increase of RMB 8.1 billion compared with that of the end of 2019, mainly because cash and cash equivalents increased by RMB 27.1 billion, the time deposits with financial institutions increased by RMB 32.9 billion, the derivative financial assets increased by RMB 11.7 billion, trade accounts receivable decreased by RMB 18.8 billion, inventories decreased by RMB 42.2 billion.

Non-current assets were RMB 1,278.4 billion, representing a decrease of RMB 34.6 billion compared with that as of the end of 2019, mainly because property, plant and equipment net decreased by RMB 36.4 billion, construction in progress decreased by RMB 49.1 billion, interest in joint ventures increased by RMB 40.4 billion and long-term prepayments and other non-current assets increased by RMB 9.1 billion.

Total liabilities were RMB 850.9 billion, representing a decrease of RMB 32 billion compared with that as of the end of 2019, of which:

Current liabilities were RMB 522.2 billion, representing a decrease of RMB 57.8 billion compared with that as of the end of 2019, mainly because short-term debts decreased by RMB 16.8 billion, loans from China Petrochemical Corporation and its subsidiaries decreased by RMB 38 billion, trade accounts payable and bills payable decreased by RMB 38.4 billion, other payables increased by RMB 30.5 billion.

Non-current liabilities were RMB 328.8 billion, representing an increase of RMB 25.8 billion compared with that as of the end of 2019, mainly because long-term debts increased by RMB 22.8 billion.

Total equity attributable to shareholders of the Company were RMB 741.5 billion, representing an increase of RMB 2.5 billion compared with that as of the end of 2019.

(2)	Cash Flow
The following table set forth the major items in the consolidated cash flow statements for 2020 and 2019.

Unit: RMB million

Major items of cash flows	Year ended 31 December
	2020	2019
Net cash generated from operating activities	167,518	153,619
Net cash used in investing activities	(102,203)	(121,051)
Net cash used in financing activities	(36,955)	(84,204)

In 2020, the net cash generated from operating activities of the Company was RMB 167.5 billion, representing an increase in cash of RMB 13.9 billion year on year. This was mainly due to the strengthened management of inventories and receivables and payables and sharp decrease of occupation of funds.

In 2020, the net cash used in investing activities was RMB 102.2 billion, representing a year on year decrease of RMB 18.8 billion, mainly because capital expenditures decreased by RMB 12.2 billion.

In 2020, the net cash used in financing activities were RMB 37.0 billion, representing a year on year decrease of RMB 47.2 billion, mainly because proceeds from bank and other loans decreased by RMB 43.8 billion, repayments of bank and other loans decreased by RMB 74.1 billion, dividends paid by the Company decreased by RMB 14.5 billion, distributions by subsidiaries to non-controlling shareholders decreased by RMB 3.2 billion.

At the end of 2020, the cash and cash equivalents was RMB 87.6 billion.

(3)	Contingent Liabilities
Please refer to “Material Guarantee Contracts and Their Performance” in the “Significant Events” section of this report.

(4)	Capital Expenditure
Please refer to “Capital Expenditures” in the “Business Review and Prospects” section of this report.

(5)	Research & Development and Environmental Expenditures
R&D expenditures include expenses occurred in the period. In 2020 the expenditures for R&D was RMB 15.2 billion, of which expense was RMB 10.1 billion, and capitalised cost was RMB 5.1 billion.

Environmental expenditures refer to the normal routine pollutant discharge fees paid by the Company, excluding capitalised cost of pollutant treatment properties. In 2020, the Company paid environmental expenditures of RMB 11.4 billion.

(6)	Measurement of fair values of derivatives and relevant system
The Company has established sound decision-making mechanism, business process and internal control systems relevant to financial instrument accounting and information disclosure.

Items relevant to measurement of main fair values          Unit: RMB million

Items	Beginning of the year	End of the year	Profits and losses from variation of fair values in the current year	Accumulated variation of fair values recorded as equity	Impairment loss provision of the current year	Funding source
Financial assets held for trading	3,319	1	114	0	0	Self-owned fund
Structured deposit	3,318	0	133	0	0	Self-owned fund
Stock	1	1	(19)	0	0	Self-owned fund
Derivative financial instruments	48	157	(1,252)	0	0	–
Cash flow hedges	(1,940)	7,545	3,051	9,207	0	–
Other equity instruments investment	1,521	1,525	0	(18)	0	–
Total	2,948	9,228	1,913	9,189	0	–

4     ANALYSIS OF FINANCIAL STATEMENTS PREPARED UNDER CASs
The major differences between the Company’s financial statements prepared under CASs and IFRS are set out in Section C of the financial statements of the Company on page 204 of this report.

(1)	Under CASs, the operating income and operating profit or loss by reportable segments were as follows:

	Year ended 31 December
	2020	2019
	RMB million	RMB million
Operating income
Exploration and Production Segment	167,755	210,712
Refining Segment	944,510	1,224,156
Marketing and Distribution Segment	1,102,206	1,430,963
Chemicals Segment	371,854	516,268
Corporate and Others	890,283	1,480,694
Elimination of inter-segment sales	(1,370,624)	(1,902,994)
Consolidated operating income	2,105,984	2,959,799
Operating (loss)/profit
Exploration and Production Segment	(20,570)	6,289
Refining Segment	(6,556)	30,074
Marketing and Distribution Segment	19,634	29,781
Chemicals Segment	9,147	16,665
Corporate and Others	(2,048)	3,530
Elimination of inter-segment sales	4,417	(40)
Financial expenses, investment income, losses from changes in fair value, other income and asset disposal gains/(losses)	46,307	3,835
Consolidated operating profit	50,331	90,134
Net profit attributable to equity shareholders of the Company	32,924	57,619

Operating profit: In 2020, the operating profit of the Company was RMB 50.3 billion, representing a decrease of RMB 39.8 billion as compared with 2019.

Net profit: In 2020, the net profit attributable to the equity shareholders of the Company was RMB 32.9 billion, representing a decrease of RMB 24.7 billion or 42.9% compared with 2019.

(2)	Financial data prepared under CASs

	As of 31	As of 31
	December 2020	December 2019	Change
	RMB million	RMB million
Total assets	1,733,805	1,760,286	(26,841)
Non-current liabilities	327,739	301,934	25,805
Shareholder’s equity	883,876	878,374	5,502

Change analysis:

At the end of 2020, the Company’s total assets was RMB 1,733.8 billion, representing an decrease of RMB 26.5 billion compared with that of the end of 2019.

At the end of 2020, the Company’s non-current liabilities was RMB 327.7 billion, representing an increase of RMB 25.8 billion compared with that of the end of 2019. That was mainly due to the increase of RMB 19.2 billion in debentures payable, and the increase of RMB 5.8 billion in long-term loans.

At the end of 2020, the shareholders’ equity of the Company was RMB 883.9 billion, representing an increase of RMB 5.5 billion compared with that of the end of 2019.

(3)	The results of the principal operations by segments

Segments	Operation income RMB million	Operation cost RMB million	Gross profit margin* (%)	Increase/ (decrease) of operation income on a year-on-year basis (%)	Increase/ (decrease) of operation cost on a year-on- year basis (%)	Increase/ (decrease) of gross profit margin on a year-on-year basis (%)
Exploration and Production	167,755	148,306	7.1	(20.4)	(12.0)	(8.4)
Refining	944,510	698,838	2.6	(22.8)	(25.9)	(1.7)
Marketing and Distribution	1,102,206	1,013,788	7.8	(23.0)	(24.0)	1.2
Chemicals	371,854	329,441	10.5	(28.0)	(30.2)	2.6
Corporate and Others	890,283	873,067	1.9	(39.9)	(40.4)	0.8
Elimination of inter-segment sales	(1,370,624)	(1,375,041)	N/A	N/A	N/A	N/A
Total	2,105,984	1,688,398	8.7	(28.8)	(31.9)	0.7

*:	Gross profit margin = (operation income – operation cost, tax and surcharges)/operation income.

5     THE CAUSE AND IMPACT OF THE CHANGE IN THE COMPANY’S ACCOUNTING POLICY, ACCOUNTING ESTIMATES AND ACCOUNTING METHODS
None.

6     SIGNIFICANT CHANGES IN MAJOR ASSETS DURING THE REPORTING PERIOD
During the reporting period, the closing of transaction of Relevant Oil and Gas Pipeline Asset has been accomplished. For details, please refer to item 4 in section “Significant Events”.

SIGNIFICANT EVENTS

1     MAJOR PROJECTS

(1)	Zhongke integrated refining and chemical project
Zhongke integrated refining and petrochemical project mainly consists of the construction of a 10,000,000 tpa refinery project, 800,000 tpa ethylene unit, 300,000 tonne capacity jetty and relevant utilities project. It was put into operation on 16 June 2020. The Company’s self-owned fund accounts for 30% of the project investment, and bank loan is the main source of the remaining 70%. As of 31 December 2020, the aggregate investment was RMB 34.6 billion.

(2)	Zhenhai refining & chemical expansion project (phase 1)
Zhenhai Refining & Chemical expansion project (phase 1) consists of a 4,000,000 tpa crude oil modification project for old refinery and a 1,200,000 tpa ethylene project. The project was approved in June 2018, the construction started at the end of October 2018 and is expected to achieve the mechanical completion in mid-2021. The Company’s self-owned fund accounts for 30% of the project investment, and bank loan is the main source of the remaining 70%. As of 31 December 2020, the aggregate investment was RMB 11.4 billion.

(3)	Zhenhai refining & chemical expansion project (phase 2)
Zhenhai Refining & Chemical expansion project (phase 2) consists of building a 11,000,000 tpa refinery project and a 600,000 tpa propane dehydrogenatin and downstream projects. The refinery project is expected to begin construction in October 2021 and to be put into operation in the end of 2024. The chemical project is expected to begin construction in June 2022 and to be put into operation in June 2025. The Company’s self-owned fund accounts for 30% of the project investment, and bank loan is the main source of the remaining 70%.

(4)	Tianjin Nanggang ethylene and downstream high-end new material industry cluster project
Tianjin Nanggang ethylene and downstream high-end new material industry cluster project consists of a 1,200,000 tpa ethylene project and downstream processing units. The project is expected to begin construction in June 2021 and be put into operation in the end of 2023. The Company’s self-owned fund accounts for approximately 30% of the project investment and bank loan is the main source of the remaining 70%.

(5)	Wuhan ethylene de-bottleneck project
Wuhan ethylene de-bottleneck project mainly consists of an 800,000 tpa-to-1,100,000 tpa ethylene capacity expansion project. The project started construction at the end of October 2018 and is expected to achieve the mechanical completion in March 2021. The Company’s self-owned fund accounts for approximately 30% of the project investment and bank loan is the main source of the remaining 70%. As of 31 December 2020, the aggregate investment was RMB 3.3 billion.

(6)	Hainan Refining 1,000,000 tpa ethylene and refinery revamping and expansion project
Hainan Refining 1,000,000 tpa ethylene and refinery revamping and expansion project mainly consists of the construction of 1,000,000 tpa ethylene and auxiliary units. The project started at the end of December 2018 and is expected to achieve the mechanical completion in May 2022. The Company’s self-owned fund accounts for approximately 30% of the project investment and bank loan is the main source of the remaining 70%. As of 31 December 2020, the aggregate investment was RMB 5.6 billion.

(7)	Weirong shale gas project (phase 1 and phase 2)
Under the guidance of the principle of “overall deployment, stage-wise implementation and fully consideration”, the capacity construction project started comprehensively in August 2018. The construction of phase 1 project with a production capacity of 1 billion cubic meters per year was completed and put into operation in December 2020. The phase 2 project with a production capacity of 2 billion cubic meters per year is expected to be completed and put into operation in December 2022. The Company’s self-owned fund accounts for 30% of the project investment and bank loan is the main source of the remaining 70%. As of 31 December 2020, the aggregate investment was RMB 4.1 billion.

(8)	Tianjin LNG project (phase 2)
Tianjin LNG project (phase 2) mainly consists of a new wharf, five new 220,000-cubic-meter storage tanks etc. LNG processing capacity will reach 11 million tonnes per year after phase 2 expansion project is completed. The project started in January 2019 and is expected to be put into operation in August 2023. The Company’s self-owned fund accounts for approximately 30% of the project investment and bank loan is the main source of the remaining 70%. As of 31 December 2020, the aggregate investment was RMB 1.5 billion.

2     CORPORATE BONDS ISSUED AND INTEREST PAYMENTS

Basic information of corporate bonds

	Sinopec Corp.	Sinopec Corp.	Sinopec Corp.
Bond name	2010 Corporate bond	2012 Corporate bond	2015 Corporate bond (first issue)
Abbreviation	10石化02	12石化02	15石化02
Code	122052	122150	136040
Issuance date	21 May 2010	1 June 2012	19 November 2015
Maturity date	21 May 2020	1 June 2022	19 November 2020
Amount issued (RMB billion)	9	7	4
Outstanding balance (RMB billion)	－	7	－
Interest rate (%)	4.05	4.90	3.70
Principal and interest repayment	Simple interest is calculated and paid on an annual basis without compounding interests. Interest is paid once a year. The principal will be paid at maturity with last installment of interest.
Payment of interests	Sinopec Corp. had paid in full the interest accrued of “12石化02” during the reporting period and “10石化02” and “15石化02” had been repaid and delisted from Shanghai Stock Exchange.
Investor Qualification Arrangement	15石化02 was publicly offered to qualified investors in accordance with Administration of the Issuance and Trading of Corporate Bonds.
Listing exchange	Shanghai Stock Exchange
Corporate bonds trustee	Name	China International Capital Corporation Limited
	Address	27th-28th Floor, China World Office 2, 1 Jianguomenwai Avenue, Chaoyang District, Beijing
	Contact Person	Huang Xu, Zhai Ying
	Telephone Number	(010) 6505 1166
Credit rating agency	Name	United Credit Ratings Co., Ltd.
	Address	12th Floor, PICC building, No.2 Jianguomenwai Avenue, Chaoyang District, Beijing
Use of proceeds	Proceeds from the above-mentioned corporate bonds have been used for their designated purpose as disclosed. All the proceeds have been completely used.
Credit rating
During the reporting period, United Credit Ratings Co., Ltd. tracked and provided credit rating for 10石化02, 12石化02 and 15石化02 and reaffirmed AAA credit rating in the continuing credit rating report. The long term credit rating of Sinopec Corp. remained AAA with its outlook being stable. Pursuant to relevant regulations, the latest credit rating results will be published through media designated by regulators within six months commencing from the date of the end of each fiscal year.

Credit addition mechanism, repayment scheme and other relative events for corporate bonds during the reporting period
During the reporting period, there is no arrangement to credit addition mechanism and change of the repayment for the above-mentioned corporate bonds. Sinopec Corp. strictly followed the provisions in the corporate bond prospectus to repay interests of the corporate bonds to bondholders.

The guarantor of 10石化02 and 12石化02 is China Petrochemical Corporation. For more information of the guarantor, please refer to the annual report of corporate bonds which had been published on website of Shanghai Stock Exchange by China Petrochemical Corporation.

Convening of corporate bond holders’ meeting	During the reporting period, the bondholders’ meeting was not convened.
Performance of corporate bonds trustee
During the durations of the above-mentioned bonds, the bond trustee, China International Capital Corporation Limited, has strictly followed the Bond Trustee Management Agreement and continuously tracked the Company’s credit status, utilisation of bond proceeds and repayment of principals and interests of the bond. The bond trustee has also advised the Company to fulfil obligations as described in the corporate bond prospectus and exercised its duty to protect the bondholders’ legitimate rights and interests. The bond trustee has disclosed the Trustee Management Affairs Report of last year. The full disclosure is available on the website of Shanghai Stock Exchange (http://www.sse.com.cn).

Principal accounting data and financial indicators for the two years ended 31 December 2020

Principal data	2020	2019	Change	Reasons for change
EBITDA (RMB million)	168,785	214,953	(46,168)	Due to the decrease of earnings before tax
Current ratio	0.87	0.77	0.10	Due to the decrease of current liability
Quick ratio	0.58	0.44	0.14	Due to the decrease of current liability
Liability-to-asset ratio (%)	49.02	50.10	(1.08)	Due to the decrease of total liability
			percentage points
EBITDA to total debt ratio	1.23	1.25	(0.02)	Due to the decrease of profit before tax
Interest coverage ratio	4.02	6.40	(2.38)	Due to the decrease of profit before tax
Cash flow interest coverage ratio	24.51	28.70	(4.19)	Due to the decrease of profit before tax
EBITDA-to-interest coverage ratio	10.64	12.88	(2.24)	Due to the decrease of profit before tax
Loan repayment rate (%)	100%	100%	–	–
Interest payment rate (%)	100%	100%	–	–

During the reporting period, the Company paid in full the interest accrued for the other bonds and debt financing instruments. As at 31 December 2020, the standby credit line provided by several domestic financial institutions to the Company was RMB 444.0 billion in total, facilitating the Company to get such amount of unsecured loans. The Company has fulfilled all the relevant undertakings in the offering circular of corporate bonds and had no significant matters which could influence the Company’s operation and debt paying ability.
On 18 April 2013, Sinopec Capital (2013) Limited, a wholly-owned overseas subsidiary of Sinopec Corp., issued senior notes guaranteed by the Company with four different maturities, namely 3 years, 5 years, 10 years and 30 years. The 3-year notes principal totaled USD 750 million, with an annual interest rate of 1.250% and had been repaid and delisted; the 5-year notes principal totaled USD 1 billion, with an annual interest rate of 1.875% and had been repaid and delisted; the 10-year notes principal totaled USD 1.25 billion, with an annual interest rate of 3.125%; and the 30-year notes principal totaled USD 500 million, with an annual interest rate of 4.250%. These notes were listed on the Hong Kong Stock Exchange on 25 April 2013, with interest payable semi-annually. The first payment of interest was made on 24 October 2013. During the reporting period, the Company has paid in full the current-period interests of all notes with maturity of 10 years and 30 years.

3     PERFORMANCE OF THE UNDERTAKINGS BY CHINA PETROCHEMICAL CORPORATION

Background	Type of Undertaking	Party	Contents	Term for performance	Whether bears deadline or not	Whether strictly performed or not
Undertakings related to Initial Public Offerings (IPOs)	IPOs	China Petrochemical Corporation	1 Compliance with the connected transaction agreements;	From 22 June 2001	No	Yes
2 Solving the issues regarding the legality of land-use rights certificates and property ownership rights certificates within a specified period of time;
3 Implementation of the Reorganisation Agreement (please refer to the definition of Reorganisation Agreement in the H share prospectus of Sinopec Corp.);
4 Granting licenses for intellectual property rights;
5 Avoiding competition within the same industry;
6 Abandonment of business competition and conflicts of interest with Sinopec Corp.
Other undertakings	Other	China Petrochemical Corporation
Given that China Petrochemical Corporation engages in the same or similar businesses as Sinopec Corp. with regard to the exploration and production of overseas petroleum and natural gas, China Petrochemical Corporation hereby grants a 10-year option to Sinopec Corp. with the following provisions: (i) within ten years from the issuance date of this undertaking, after a thorough analysis from political, economic and other perspectives, Sinopec Corp. is entitled to require China Petrochemical Corporation to sell its overseas oil and gas assets owned as of the date of the undertaking and still in its possession upon Sinopec Corp.’s exercise of the option to Sinopec Corp.; (ii) in relation to the overseas oil and gas assets acquired by China Petrochemical Corporation after the issuance of the undertaking, within 10 years of the completion of such acquisition, after a thorough analysis from political, economic and other perspectives, Sinopec Corp. is entitled to require China Petrochemical Corporation to sell these assets to Sinopec Corp. China Petrochemical Corporation undertakes to transfer the assets as required by Sinopec Corp. under aforesaid items (i) and (ii) to Sinopec Corp., provided that the exercise of such option complies with applicable laws and regulations, contractual obligations and other procedural requirements.
				Within 10 years after 29 April 2014 or the date when China Petrochemical Corporation acquires the assets	Yes	Yes

As of the date of this report, Sinopec Corp. had no undertakings in respect of financial performance, asset injections or asset restructuring that had not been fulfilled, nor did Sinopec Corp. make any profit forecast in relation to any asset or project.

4.     THE TRANSACTIONS WITH CHINA OIL & GAS PIPELINE NETWORK CORPORATION
On 23 July 2020, Sinopec Corp. entered into the Agreement on Additional Issuance of Equity to Purchase Relevant Oil and Gas Pipeline Assets with China Oil & Gas Pipeline Network Corporation (“PipeChina”), pursuant to which Sinopec Corp. transferred equity interests in the relevant oil and gas pipeline companies to PipeChina. PipeChina issued additional equity to Sinopec Corp. to satisfy the transaction consideration. On the same day, Sinopec Natural Gas Limited Company, entered into the Agreement on Additional Issuance of Equity and Cash Payment to Purchase Relevant Oil and Gas Pipeline Assets with PipeChina, pursuant to which Sinopec Natural Gas Limited Company transferred equity interests in the relevant oil and gas pipeline companies to PipeChina. PipeChina issued additional equity and made cash payment to Sinopec Natural Gas to satisfy the transaction consideration. On the same day, Sinopec Marketing Co., Limited (“Sinopec Marketing”), a subsidiary of Sinopec Corp., entered into the Agreement on Cash Payment to Purchase Relevant Oil and Gas Pipeline Assets with PipeChina, pursuant to which Sinopec Marketing transferred the refined oil pipelines and other assets held by it to PipeChina, in exchange for cash consideration paid by PipeChina. On 21 July 2020, Sinomart KTS Development Limited, a subsidiary of Sinopec Corp., entered into the Agreement on Cash Payment to Purchase 100% Equity in Sinopec Yu Ji Pipeline Company Limited with PipeChina (together with the Agreement on Additional Issuance of Equity to Purchase Relevant Oil and Gas Pipeline Assets with PipeChina, the Agreement on Additional Issuance of Equity and Cash Payment to Purchase Relevant Oil and Gas Pipeline Assets with PipeChina and the Agreement on Cash Payment to Purchase Relevant Oil and Gas Pipeline Assets with PipeChina, collectively, the “Relevant Agreements”), pursuant to which Sinomart KTS Development Limited transferred 100% equity interest in Sinopec Yu Ji Pipeline Company Limited, its subsidiary, to PipeChina, in exchange for cash consideration paid by PipeChina.

On 30 September 2020, Sinopec Marketing and PipeChina entered into the Agreement on Disposal of Pipeline Inventory in relation to the Oil and Gas Pipeline Assets Transaction, pursuant to which Sinopec Marketing disposed of the refined oil products stored in the pipelines and storage facilities in the target assets to PipeChina. On the same day, all the conditions in the Relevant Agreements have been fulfilled. The ownership, obligations, responsibilities and risks of the target assets were transferred to PipeChina from 24:00 on 30 September 2020. Sinopec Corp. and PipeChina had entered into agreements for the use of relevant oil and gas pipeline facilities, agreeing on the terms and arrangements for the relevant services.

On 28 January 2021, the Board of Directors of Sinopec Corp. approved the continuing connected transaction cap in relation to refined oil pipeline transportation services between Sinopec Marketing and PipeChina, within the period from 1 October 2020 to 31 December 2021. The aggregate amount of the continuing related party transaction of the Company and PipeChina from 1 October 2020 to 31 December 2020 was RMB 1.42 billion.

For details, please refer to the announcements published by Sinopec Corp. on China Securities Journal, Shanghai Securities News, Securities Times, and on the website of Shanghai Stock Exchange on 24 July 2020, 9 October 2020 and 29 January 2021, and on the website of Hong Kong Stock Exchange on 23 July 2020, 30 September 2020 and 28 January 2021.

5 MATERIAL GUARANTEE CONTRACTS AND THEIR PERFORMANCE	U
nit: RMB million

Major external guarantees (excluding guarantees for controlled subsidiaries)
Guarantor	Relationship with the Company	Name of guaranteed company	Amount	Transaction date (date of signing)	Period of guarantee	Type	Whether completed or not	Whether overdue or not	Amount of overdue guarantee	Counter- guaranteed	Whether guaranteed for connected parties*1
Sinopec Corp.	The listed company itself	Zhongtian Hechuang Energy Co., Ltd.	8,450	25 May 2016	25 May 2016 -31 December 2023 (the mature date is estimated)	Joint liability guarantee	No	No	None	No	Yes
Sinopec Corp.	The listed company itself	Zhong An United Coal Chemical Co., Ltd.	6,390	18 April 2018	18 April 2018-31 December 2031	Joint liability guarantee	No	No	None	No	No
Total amount of guarantees provided during the reporting period*[2]											None
Total amount of guarantees outstanding at the end of reporting period*[2] (A)											14,840

Guarantees by the Company to the controlled subsidiaries
Total amount of guarantee provided to controlled subsidiaries during the reporting period											None
Total amount of guarantee for controlled subsidiaries outstanding at the end of the reporting period (B)											11,378

Total amount of guarantees for the Company (including those provided for controlled subsidiaries)
Total amount of guarantees (A+B)											26,218
The proportion of the total amount of guarantees to the Sinopec Corp.’s net assets											3.53%
Guarantees provided for shareholder, de facto controller and its related parties (C)											None
Amount of debt guarantees provided directly or indirectly to the companies with liabilities to assets ratio over 70% (D)											6,390
The amount of guarantees in excess of 50% of the net assets (E)											None
Total amount of the above three guarantee items (C+D+E)											6,390
Statement of guarantee undue that might be involved in any joint and several liabilities											None
Statement of guarantee status											None

*1:	As defined in the Rules Governing the Listing of Stocks on Shanghai Stock Exchange.

*2:
The amount of guarantees provided during the reporting period and the outstanding balance of guarantees amount at the end of the reporting period include the guarantees provided by the controlled subsidiaries to external parties. The amount of the guarantees provided by these subsidiaries is derived from multiplying the guarantees provided by Sinopec Corp.’s subsidiaries by the percentage of shareholding of Sinopec Corp. in such subsidiaries.

6     SPECIFIC STATEMENTS AND INDEPENDENT OPINIONS FROM INDEPENDENT NON-EXECUTIVE DIRECTORS REGARDING EXTERNAL GUARANTEES PROVIDED BY THE COMPANY DURING AND BY THE END OF 2020:
We, as Independent Directors of Sinopec Corp., hereby make the following statements after conducting a thorough check of external guarantees provided by the Company during and by the end of 2020 in accordance with the requirements of the domestic regulatory authorities:

The external guarantees prior to 2020 had been disclosed in previous annual reports. The aggregate balance of external guarantees provided by Sinopec Corp. for the year 2020 was RMB 26.2 billion, accounting for approximately 3.53% of the Company’s net assets.

We hereby present the following opinions:

Sinopec Corp. shall continue to strengthen its management and actively monitor guarantee risks. It shall strictly follow the approval and disclosure procedures in relation to guarantee businesses for any new external guarantees provided thereafter.

7     SIGNIFICANT LITIGATION, ARBITRATION RELATING TO THE COMPANY
No significant litigation, arbitration relating to the Company occurred during the reporting period.

8     INSOLVENCY AND RESTRUCTURING
During the reporting period, the Company was not involved in any insolvency or restructuring matters.

9     OTHER MATERIAL CONTRACTS
Saved as disclosed by Sinopec Corp., the Company did not enter into any material contracts subject to disclosure obligations during the reporting period.

10   CREDIBILITY FOR THE COMPANY, CONTROLLING SHAREHOLDERS AND DE FACTO CONTROLLER
During the reporting period, the Company and its controlling shareholder did not have any unperformed court’s effective judgments which should be performed or any large amount of debt which should be repaid.

11   TRUSTEESHIP, CONTRACTING AND LEASES
During the reporting period, the Company was not involved in any events relating to significant trusteeship, contracting or leases for the assets of any other company, nor has it placed its assets with any other company under a trusteeship, contracting or lease agreement subject to disclosure obligations.

12   ENTRUSTED FINANCING AND LOAN

(1)	ENTRUSTED FINANCING
During the reporting period, the Company was not involved in any entrusted financing which should be disclosed but was not disclosed.

(2)	ENTRUSTED LOAN

Unit: RMB billion

Type	Source	Occurred amount	Undue amount	Overdue amount
Project construction	Self-owned fund	2.258	2.969	0
Current capital	Self-owned fund	(0.717)	0.384	0

(3)	OTHER FINANCING AND DERIVATIVE INVESTMENT
During the reporting period, the Company was not involved in other financing or derivative investment.

13   DEPOSITS AT SINOPEC FINANCE CO., LTD. AND SINOPEC CENTURY BRIGHT CAPITAL INVESTMENT, LTD.
In order to regulate connected transactions between the Company and Sinopec Finance Co., Ltd. (Sinopec Corp.’s domestic settlement center, hereinafter referred to as the “Finance Company”) and to ensure the safety and liquidity of the deposits of the Company at the Finance Company, Sinopec Corp. and the Finance Company formulated the Risk Control System on Connected Transactions Between China Petroleum & Chemical Corporation and Sinopec Finance Co., Ltd., which covers the risk control system and the risk management plan of the Company to prevent financial risks and to ensure that the deposits of the Company at the Finance Company can be utilised at the Company’s discretion. At the same time, as the controlling shareholder of the Finance Company, China Petrochemical Corporation undertakes that in case of an emergency when the Finance Company has difficulty in making payments, China Petrochemical Corporation will increase the capital of the Finance Company in accordance with the actual need for the purpose of making payment.

In order to regulate connected transactions between the Company and Sinopec Century Bright Capital Investment, Ltd. (Sinopec Corp.’s overseas settlement center, hereinafter referred to as the “Century Bright Company”), Century Bright Company ensures the safety of the deposits of the Company at Century Bright Company by strengthening internal risk controls and obtaining various supports from China Petrochemical Corporation. China Petrochemical Corporation has formulated a number of internal rules, including the Rules for the Internal Control System, the Rules for Implementation of Overseas Capital Management Methods, and the Provisional Methods for Overseas Fund Platform Management, to impose strict rules on Century Bright Company for providing overseas financial services. Century Bright Company has also established the Rules for the

Implementation of the Internal Control System, which ensures the standardisation and safety of its corporate deposits business. At the same time, as the wholly controlling shareholder of Century Bright Company, China Petrochemical Corporation entered into a keep-well agreement with Century Bright Company in 2013, in which China Petrochemical Corporation undertakes that when Century Bright Company has difficulty in making payments, China Petrochemical Corporation will ensure that Century Bright Company will fulfill its repayment obligation through various channels.

The deposits of the Company at the Finance Company and Century Bright Company during the reporting period did not exceed the relevant caps as approved at the General Meeting of Sinopec Corp. During daily operations, the Company can withdraw the full amount of its deposits at the Finance Company and Century Bright Company.

14   APPROPRIATION OF NON-OPERATIONAL FUNDS BY THE CONTROLLING SHAREHOLDER AND ITS RELATED PARTIES AND THE PROGRESS FOR CLEARING UP
Not applicable.

15   STRUCTURED ENTITY CONTROLLED BY THE COMPANY
None.

16   DETAILED IMPLEMENTATION OF THE SHARE INCENTIVE SCHEME DURING THE REPORTING PERIOD
Sinopec Corp. did not implement any share incentive scheme during the reporting period.

17   ENVIRONMENTAL PROTECTION SITUATIONS OF COMPANIES AND THEIR SUBSIDIARIES AS MAJOR POLLUTANT DISCHARGING COMPANIES RECOGNISED BY ENVIRONMENTAL PROTECTION DEPARTMENTS
In 2020, certain subsidiaries of Sinopec Corp. which are listed as major pollutant discharge units have disclosed environmental information as required by the relevant authorities and local government. The details of such information were published on national pollutant discharge license management information platform (http://permit.mee.gov.cn/permitExt/defaults/default-index!getInformation.action) and the relevant websites of the local government. Sinopec Corp. built prevention and control facilities for sewage, flue gas, solid waste and noise in accordance with the requirements of the national and local pollution prevention and environmental protection standards, kept effective and stable operation of pollution prevention and control facilities, and realised standardised discharges and emissions of sewage, flue gas, solid waste and factory noise. For details, please refer to the Company’s Communication on Progress for Sustainable Development. The Company further regulated and enhanced the environmental management of construction projects, and implemented “three-simultaneity” management (environmental facilities shall be designed, constructed and put into operation simultaneously with the main construction). All of the newly-built projects have obtained approvals from the environment authorities. Sinopec Corp. strictly complies with relevant national requirements on environment emergency plan management and continuously improves the emergency plans for environmental emergencies and heavy pollution weather. According to the national pollution permit and self-monitoring technology guidelines in relevant industries, we acquired discharge permit and modified the self-monitoring plan, implemented new national requirements of sewage, flue gas and noise monitory, and disclosed the environmental results. For other subsidiaries that are not listed as major pollutant discharge units, the Company also completed relevant environmental protection formalities in accordance with the national and local requirements, and implemented relevant environmental protection measures. According to the requirements of national and local ecological environment departments, these companies do not need to disclose relevant information. The Company was not subject to major administrative penalties relating to environment protection.

18   POVERTY ALLEVIATION PROGRAM LAUNCHED BY THE COMPANY

(1)	Targeted Poverty Alleviation Plan
The year 2020 is the last year for the campaign of Targeted Poverty Alleviation. The Company invested around RMB 190 million in Targeted Poverty Alleviation in 2020 and in aggregate has invested over RMB 2.4 billion. All the eight targeted poverty counties have successfully got rid of poverty.

The Company focused on poverty alleviation in terms of industry, improving the income level of the poverty-stricken people; focused on poverty alleviation in terms of consumption, widening the sales channels for poverty-stricken people; focused on poverty alleviation in terms of education, strengthening the education benefit for poverty-stricken people; focused on poverty alleviation in terms of getting jobs, increasing the job opportunities for poverty-stricken people; focused on poverty alleviation in terms of medical care, improving the health care level of poverty-stricken people.

(2)	2020 Targeted Poverty Alleviation Work Statistics
In 2020, the Company invested RMB 140.535 million in six counties of Targeted Poverty Alleviation with 40 targeted poverty alleviation programs implemented in Yingshang county and Yuexi county in Anhui, Fenghuang county and Luxi county in Hunan, Yuepuhu county in Xinjiang and Dongxiang county in Gansu, mainly including rural industry development, village tourism development, labor output trainings and education assistance. In total, 34,699 people benefited from the programs and 1,560 students were granted financial assistance.

Unit: RMB million

Index	Data
I. Overview
1. Funds	186.44
2. Value of goods and materials	0.95
3. Number of people lifted out of poverty	34,699
II. Input breakdowns
1. Poverty elimination through industrial development
1.1 Categories of poverty alleviation programs through	☑ Poverty alleviation through agriculture and forestry development
industrial development	☑ Poverty alleviation through tourism development
☑ Poverty alleviation through e-commerce
☑ Poverty alleviation through assets income
☑ Poverty alleviation through science and technology development
☑ Others
1.2 Number of poverty alleviation programs	16
1.3 Input in poverty alleviation projects through industrial development	50.35
1.4 Number of people lifted out of poverty	32,135
2. Poverty elimination through provision of employment
2.1 Input in professional skill training	3.69
2.2 Participants of professional skill trainings (person/time)	21,699
2.3 Number of people employed	2,564
3. Poverty elimination through relocation
3.1 Number of relocated people provided with employment	0
3.2 Input in relocation	0
4. Poverty elimination through education
4.1 Input in students funding	0.95
4.2 Number of students who received funding assistance (person)	1,560
4.3 Input in education resources in poverty-stricken areas	52.94
5. Poverty alleviation through healthcare
5.1 Input in medical and health care resources in poverty-striken areas	14.46
6. Poverty alleviation through ecological protection
6.1 Items	☑ Conduct ecological protection and construction
☑ Develop ways for ecological protection and compensation
☑ Set up ecological public welfare positions
☑ Others
6.2 Input in ecological protection	0.11
7. Guarantee basic living standard
7.1 Input in left-behind children, women and senior people	0.25
7.2 Number of left-behind children, women and senior people assisted (person)	210
7.3 Input in assisting the disabled	0.23
7.4 Number of the disabled helped (person)	76
8. Poverty alleviation through social projects
8.1 Input in coordinated poverty alleviation
8.2 Input in targeted poverty alleviation programs	140.54
8.3 Public welfare funds for poverty alleviation	0.40
9. Other projects
9.1 Number of projects	24
9.2 Total input	25.69
9.3 Number of people lifted out of poverty (person)	12,659
9.4 Other

(3)	Subsequent plan
In 2021, in accordance with the guideline of “rural revitalization with prosperous industry, ecological friendly residential ambiance, communities with civilization, effective social governance and well-off rural life”, the Company will further undertake its social responsibilities, helping poverty-alleviated counties as target of rural revitalization to prosper with strengthening the outcome of targeted poverty alleviation, developing their industries, improving education programs, thus promoting rural revitalization on the basis of targeted poverty alleviation.

CONNECTED TRANSACTIONS

1     AGREEMENTS CONCERNING CONTINUING CONNECTED TRANSACTIONS BETWEEN SINOPEC CORP. AND CHINA PETROCHEMICAL CORPORATION
Prior to Sinopec Corp.’s overseas listing, in order to ensure the smooth continuation of production and business conducted by the Company and China Petrochemical Corporation, the two parties entered into a number of agreements on continuing connected transactions, details of which are as follows:

(1)	The Company and China Petrochemical Corporation will mutually supply ancillary services for products, production and construction services (Mutual Supply Agreement);

(2)	China Petrochemical Corporation will provide trademarks, patents and computer software to the Company for use free of charge;

(3)	China Petrochemical Corporation will provide cultural and educational, hygienic and auxiliary services to the Company (Cultural, Educational, Hygiene and Auxiliary Services Agreement);

(4)	China Petrochemical Corporation will provide leasing services for lands and certain properties to the Company;

(5)	China Petrochemical Corporation will provide comprehensive insurance to the Company;

(6)	China Petrochemical Corporation will provide shareholders’ loans to the Company; and

(7)	The Company will provide franchise licenses for service stations to China Petrochemical Corporation.

On 24 August 2018, Sinopec Corp. and China Petrochemical Corporation entered into a supplemental agreement of the continuing connected transactions and the Land Use Rights Leasing Agreement Amendment Memo, pursuant to which the scope of services of the Mutual Supply Agreement and the Cultural, Educational, Hygienic and Auxiliary Services Agreement were adjusted and the term of the Mutual Supply Agreement and the Cultural, Educational, Hygienic and Auxiliary Services Agreement was extended from 1 January 2019 to 31 December 2021; the term of the Properties Leasing Agreement was extended to 31 December 2021 and the term of Intellectual Property Licensing Agreements was extended to 31 December 2029. The area and rent in the Land Use Rights Leasing Agreement were also adjusted. The resolution relating to continuing connected transactions for the three years from 2019 to 2021 was approved at the first extraordinary general meeting of Sinopec Corp. for 2018 held on 23 October 2018. For details of the above continuing connected transactions, please refer to relevant announcements published on 27 August 2018 on the China Securities Journal, the Shanghai Securities News and the Securities Times and on the website of the Shanghai Stock Exchange, and on the website of the Hong Kong Stock Exchange dated 26 August 2018. The capitalised terms used in this section shall have the same meaning as that used in the above-mentioned announcements.

2     COMPLIANCE OF DISCLOSURE AND APPROVALS OF CONTINUING CONNECTED TRANSACTIONS BETWEEN THE COMPANY AND SINOPEC GROUP WITH HONG KONG LISTING RULES AND THE RULES GOVERNING THE LISTING OF STOCKS ON SHANGHAI STOCK EXCHANGE
Pursuant to the Hong Kong Listing Rules and the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, the continuing connected transactions between the Company and Sinopec Group are subject to disclosure, Independent Non-executive Directors’ approval and/or independent shareholders’ approval (if needed) based on the nature and the value of the transactions. Sinopec Corp. has fully complied with the above requirements in relation to the continuing connected transaction between the Company and Sinopec Group.

The aggregated amount of the continuing connected transactions for 2020 of the Company is in compliance with the relevant requirements of the Hong Kong Listing Rules and the Rules Governing the Listing of Stocks on Shanghai Stock Exchange. For performance details of connected transaction agreements, please refer to Item 3 below.

3     ACTUAL CONTINUING CONNECTED TRANSACTIONS ENTERED INTO BY THE COMPANY DURING THE YEAR
Pursuant to the above-mentioned agreements on continuing connected transactions, the aggregate amount of the continuing connected transactions of the Company during the reporting period was RMB 385.868 billion. Among which, purchase expenses amounted to RMB 252.381 billion, representing 11.38% of the total amount of this type of transaction for the reporting period, including purchases of products and services (procurement, storage and transportation, exploration and development services, and production-related services) of RMB 236.685 billion, purchases of auxiliary and community services of RMB 3.126 billion, payment of property rent of RMB 565 million, payment of land use right of RMB 11.086 billion, and the interest expenses amounted to RMB 0.919 billion. The sales income amounted to RMB 133.486 billion, representing 5.99% of the total amount of this type of transaction for the reporting period, including RMB 132.643 billion for sales of products, RMB 140 million for agency commission income, and RMB 704 million for interest income.

The amounts of the above continuing connected transactions between the Company and Sinopec Group did not exceed the relevant caps for the continuing connected transactions as approved by the general meeting of shareholders and the Board.

Principle of pricing for the continuing connected transactions:

(a)	The government-prescribed price will apply;

(b)	where there is no government-prescribed price but where there is a government-guidance price, the government-guidance price will apply;

(c)	where there is neither a government-prescribed price nor a government-guidance price, the market price will apply; or

(d)
where none of the above is applicable, the price for the provision of the products or services is to be agreed between the relevant parties, which shall be the reasonable cost incurred in providing the same plus 6% or less of such cost.

For details of the pricing principle, please refer to relevant announcements published on 27 August 2018 in China Securities Journal, Shanghai Securities News and Securities Times and on the website of the Shanghai Stock Exchange, and on the website of the Hong Kong Stock Exchange on 26 August 2018.

Decision-making procedures:

The continuing connected transaction agreements were entered into in the ordinary course of the Company’s business and in accordance with normal commercial terms that are fair and reasonable to the Company and its shareholders. The Company, according to its internal control procedures, adjusts the scope and the relevant caps of continuing connected transactions every three years, and will announce and implement upon the approval of the Board and/or independent shareholders. For the other connected transactions, Sinopec Corp., in strict compliance with domestic and overseas regulatory rules, will publish the announcement and implement the transactions only after submitting the relevant proposals of connected transactions to the Board and/or the general meeting of shareholders for consideration and approval according to internal control procedures.

Connected transactions with the Sinopec Group that occurred during the year, as set out in Note 39 to the financial statements prepared under the IFRS in this annual report, also fall under the definition of connected transactions under Chapter 14A of the Hong Kong Listing Rules.

The above-mentioned connected transactions between the Company and Sinopec Group in 2020 were approved at the 21st meeting of the seventh session of the Board and have complied with the requirements under Chapter 14A of the Hong Kong Listing Rules.

The external auditor of Sinopec Corp. was engaged to report on the Company’s continuing connected transactions in accordance with the Hong Kong Standard on Assurance Engagements 3000, Assurance Engagement Other Than Audits or Reviews of Historical Financial Information, and with reference to Practice Note 740, Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules, issued by the Hong Kong Institute of Certified Public Accountants. The auditor has issued its unqualified letter containing its conclusions in respect of the above-mentioned continuing connected transactions in accordance with Rule 14A.56 of the Hong Kong Listing Rules. Sinopec Corp. has submitted a copy of the auditor’s letter to the Hong Kong Stock Exchange.

After reviewing the above-mentioned connected transactions, the Independent Non-executive Directors of Sinopec Corp. have confirmed the following:

(a)	The transactions have been conducted in the ordinary course of the Company’s business;

(b)	The transactions have been entered into based on either of the following terms:

i	normal commercial terms; or

ii	terms not less favorable than those available from or to independent third parties, where there is no available comparison to determine whether such terms are on normal commercial terms; and

(c)	The transactions were conducted pursuant to the terms of relevant agreements, and the terms were fair and reasonable and in the interests of Sinopec Corp. and its shareholders as a whole.

4     OTHER SIGNIFICANT CONNECTED TRANSACTIONS OCCURED THIS YEAR
For details, please refer to item 4 “The transactions with China Oil & Gas Pipeline Network Corporation” in section “Significant Events”.

5     FUNDS PROVIDED BETWEEN RELATED PARTIES

Unit: RMB million

		Funds to related parties			Funds from related parties
Related Parties	Relations	Balance at the beginning of the year	Amount incurred	Balance at the end of the year	Balance at the beginning of the year	Amount incurred	Balance at the end of the year
Sinopec Group	Parent company and affiliated companies*	10,818	(295)	10,523	18,388	(9,361)	9,027
Other related parties	Associates and joint ventures	1,738	9,590	11,328	392	5,695	6,087
Total		12,556	9,295	21,851	18,780	(3,666)	15,114
Reason for provision of funds between related parties		Loans and other accounts receivable and payable
Impacts of the provision of funds on the Company		No material negative impact

*:	Affiliated companies include subsidiaries, associates and joint ventures.

CORPORATE GOVERNANCE

1     IMPROVEMENTS IN CORPORATE GOVERNANCE DURING THE REPORTING PERIOD
During the reporting period, Sinopec Corp. complied with the Articles of Association as well as domestic and overseas laws and regulations, adhered to the standard operation, and further improved corporate governance structure through completion of the election of the Chairman of the Board of Directors, Directors and Employee’s Representative Supervisors, the adjustment of special committees of the Board of Directors and the appointment of the senior management. Independent Non-executive Directors actively offered advice and suggestions to the “14th Five-Year” development plan and decision-making regarding major issues, examined the subsidiary’s operating conditions, and contributed to the Company’s reform and development. The Company continuously implemented the campaign of promoting the execution effectiveness of internal control and achieved positive results. The Company also improved its transparency by improving the information disclosure and investor relations and strengthening communications with the market, which were recognized by regulatory authorities and capital market. The Company actively fulfilled social responsibilities by promoting targeted poverty alleviation, implementing public welfare projects. Facing the COVID-19 pandemic, the Company dedicated to the prevention and control of the pandemic by ensuring the stable supply of oil and gas, increasing production and supply of medical and health raw materials, as well as driving the recovery and development of the industrial chain. The Company further enhanced the Party building to stimulate the enthusiasm of the staff to generate the strength for the Company to overcome difficulties and create efficiency, and promoted the high-quality development of the Company through facilitating the management to effectively implement the deployments of the Board of Directors.

During the reporting period, there is no material inconsistency between Sinopec Corp.’s corporate governance and the requirements of the PRC Company Law and relevant regulations of the CSRC. The Board of Supervisors of Sinopec Corp. agreed with all supervised matters. None of Sinopec Corp., the Board, Directors, Supervisors, senior management, controlling shareholders or de facto controllers of Sinopec Corp. were under investigation by the CSRC or received any regulatory sanction or criticised publicly by the CSRC, the Hong Kong Securities and Futures Commission, the

Securities and Exchange Commission of the United States, or received any public censure from Shanghai Stock Exchange, the Hong Kong Stock Exchange, the New York Stock Exchange or the London Stock Exchange.

2 GENERAL MEETINGS
During the reporting period, Sinopec Corp. convened the First Extraordinary General Meeting for the year 2020 on 25 March 2020 in Beijing, China,Annual General Meeting for the year 2019 on 19 May 2020 in Beijing, China, and the Second Extraordinary General Meeting for the year 2020 on 28 September 2020 in Beijing, China in accordance with the required procedures of noticing, convening and holding pursuant to the relevant laws and regulations and the Articles of Association. For meeting details, please refer to the poll results announcements published on China Securities Journal, Shanghai Securities News, Securities Times and the website of Shanghai Stock Exchange dated 26 March 2020, 20 May 2020 and 29 September 2020 respectively, as well as on the website of Hong Kong Stock Exchange dated 25 March 2020, 19 May 2020 and 28 September 2020 respectively.

3     EQUITY INTERESTS OF DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT
As of December 31, 2020, Mr. Ling Yiqun, Director, Senior Vice President, held 13,000 A shares of Sinopec Corp., and Mr. Li Defang, Supervisor, held 40,000 A shares of Sinopec Corp. (the actual holder of the said shares is the spouse of Mr. Li Defang).

Save as disclosed above, during the reporting period, none of the Directors, Supervisors and senior management of Sinopec Corp. and their respective associates had any interests or short positions (including any interest or short position that is regarded or treated as being held in accordance with the SFO) in the shares, debentures and underlying shares of Sinopec Corp. or any associated corporations (as defined in Part XV of SFO) that would fall to be disclosed to the Sinopec Corp. and the Hong Kong Stock Exchange under the Division 7 and 8 of Part XV of SFO or which was recorded in the register required to be kept under section 352 of SFO or otherwise should notified Sinopec Corp. or the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers under the Hong Kong Listing Rules.

4 PERFORMANCE OF THE INDEPENDENT DIRECTORS
During the reporting period, the Independent Non-executive Directors of Sinopec Corp. fulfilled their duties diligently as required by Terms of Reference of the Independent Non-executive Directors of the Company, and actively contributed to the reform and development of the Company. They actively attended Board meetings and meetings of the Board Committees (please refer to the section “Report of the Board of Directors” in this annual report for details of their attendance), reviewed the relevant documents with due care. They exercised their profession advantages to promote scientific decision-making by offering advice and suggestions to company’s “14th Five-Year” development plan and decision-making on significant events, investigating on-site the business operations of the Company and its subsidiaries, and providing advice for the Company’s development strategy, operations and reform. The Independent Non-executive Directors maintained timely and effective communication with the management, external auditors and internal audit department, put forward detailed requirements on auditing, and gave their independent opinions on matters such as connected transactions, special dividend distribution plan, and protected the legitimate interests of the minority shareholders’ interests.

Pursuant to requirements of securities regulatory authority of China, Independent Non-executive Directors of Sinopec Corp. reviewed the performance of the senior management of Sinopec Corp. who held concurrent positions as senior management in China Petrochemical Corporation and published independent opinions as follows: “President Mr. Ma Yongsheng, Senior Vice President Mr. Yu Baocai, Mr. Liu Hongbin and Mr. Ling Yiqun, each of whom concurrently held position as senior management of China Petrochemical Corporation, have obtained the exemptions for holding concurrent position from CSRC. During the reporting period, Mr. Ma Yongsheng, Mr. Yu Baocai, Mr. Liu Hongbin and Mr. Ling Yiqun devoted sufficient time and energy to fulfilling their duties with diligence and due care. They protected the interests of the Company and minority shareholders effectively and didn’t harm the legitimate interests of Sinopec Corp. and minority shareholders due to holding concurrent positions in China Petrochemical Corporation.”

5     COMPANY’S INDEPENDENCE FROM CONTROLLING SHAREHOLDER
The Company is independent from its controlling shareholder in terms of, among other matters, business, assets and finances. The Company has a well-integrated independent business and independent operational capabilities.

6     COMPETITION BETWEEN SINOPEC CORP AND ITS CONTROLLING SHAREHOLDER
Please refer to “Performance of the Undertakings by China Petrochemical Corporation” under the section “Significant Events” in this annual report for details.

7     IMPROVEMENT AND IMPLEMENTATION OF THE INTERNAL CONTROL SYSTEM
For details of internal control self-assessment and internal control auditing, please refer to the internal control assessment report and the internal control auditing report disclosed by the Company on the same date of this annual report.

8     SENIOR MANAGEMENT APPRAISAL AND INCENTIVE SCHEMES
Sinopec Corp. has established and is continuously improving the fairness and transparency of its performance appraisal standards, incentive schemes and requirements for Directors, Supervisors and other senior management. Sinopec Corp. has implemented a number of incentive policies, including the Measures of Sinopec Corp. on the Implementation of Remuneration for Senior Managers and the Measures of Sinopec Corp. on the Management of Performance Evaluation.

9     CORPORATE GOVERNANCE REPORT (IN ACCORDANCE WITH HONG KONG LISTING RULES)

(1)	Compliance with the Corporate Governance Code
Sinopec Corp. complied with all code provisions set out in the Corporate Governance Code during the reporting period.

A	Board of Directors

A.1	Board of Directors
a.
The Board is the decision-making body of Sinopec Corp. and abides by good corporate governance practices and procedures. All decisions made by the Board are implemented by the Management of Sinopec Corp.

b.
The meeting of the Board of the Company is held at least once a quarter. The Board will usually communicate the time and proposals of the Board meeting 14 days before convening of the meeting. The relevant documents and materials for Board meetings are usually delivered to each Director 10 days in advance. In 2020, Sinopec Corp. held eleven Board meetings. For details about each Director’s attendance at the Board meetings and the general meetings, please refer to the section “Report of the Board of Directors” in this annual report.

c.	Each Director of the Board can submit proposals to be included in the agenda of Board meetings, and each Director is entitled to request other related information.

d.
The Board has reviewed and evaluated its performance in 2020 and is of the view that the Board made decisions in compliance with domestic and overseas regulatory authorities’ requirements and the Company’s internal rules; that the Board has considered the suggestions from the Party organisation, Board of Supervisors and management during its decision-making process; and that the Board safeguarded the legitimate rights and interests of Sinopec Corp. and its shareholders.

e.
The Secretary to the Board assists the Directors in handling the day-to-day work of the Board, continuously informs the Directors of the regulations, policies or other requirements of domestic or overseas regulatory authorities in relation to corporate governance and ensures that the Directors comply with domestic and overseas laws and regulations when performing their duties and responsibilities. Sinopec Corp. has purchased liability insurance for all Directors to minimise their risks that might incur from the performance of their duties.

A.2	Chairman and President
a.
Mr. Zhang Yuzhuo serves as Chairman of the Board and Mr. Ma Yongsheng serves as President of Sinopec Corp. The Chairman of the Board is elected by a majority vote of all Directors, and the President is nominated and appointed by the Board. The main duties and responsibilities of the Chairman and the President are clearly distinguished from each other, and the scope of their respective duties and responsibilities are set out in the Articles of Association.

b.
The Chairman of the Board places great emphasis on communication with the Independent Non-executive Directors. The Chairman independently held three meetings with the Independent Non-executive Directors in respect of development strategy, corporate governance and operational management, etc.

c.	The Chairman encourages open and active discussions. Directors fully and deeply participated in the discussions of significant decisions in the Board meetings.

A.3	Board composition
a.
The Board of Directors currently consists of nine members, four Executive Directors and five Non-executive Directors. Among the Non-executive Directors, there are three Independent Non-executive Directors, accounting for one third of the total number of Directors. For details, please refer to the section “Directors, Supervisors, Senior Management and Employees” of this annual report.

b.
Sinopec Corp. has received from each of the Independent Non-executive Directors a letter of confirmation for 2020 regarding their compliance with relevant independence requirements set out in Rule 3.13 of the Hong Kong Listing Rules. Sinopec Corp. considers that each of the Independent Non-executive Directors is independent.

A.4	Appointment, re-election and dismissal
a.
The Directors serve three-year terms, and the consecutive term of office of an Independent Non-executive Director cannot exceed six years. During the reporting period, Mr. Zhang Yuzhuo and Mr. Liu Hongbin, nominated by the Board of Directors, and Mr. Zhang Shaofeng, nominated by China Petrochemical Corporation, were elected by the general meeting of shareholders as Directors of the Company. For details about the tenure of each Director, please refer to the section “Directors, Supervisors, Senior Management and Employees”.

b.	All Directors of Sinopec Corp. have been elected at the general meeting of shareholders. The Board has no power to appoint temporary Directors.

c.
Sinopec Corp. engages professional consultants to prepare detailed materials for newly elected Directors, to notify them of the regulations of each listing place of Sinopec Corp. and to remind them of their rights, responsibilities and obligations as Directors.

A.5	Nomination Committee
a.
The Board of Directors established Nomination Committee, consisting of the Chairman of the Board, Mr. Zhang Yuzhuo, who serves as the Chairman, and Independent Non-executive Directors Mr. Tang Min and Mr. Ng, Kar Ling Johnny, who serve as members. The major responsibilities of Nomination Committee are to provide suggestions to the Board on Board’s size and composition, as well as the selecting standards, procedures and candidates for Directors and senior management. Procedures to Propose a Person for Election as a Director of Sinopec Corp. are published on Sinopec Corp.’s website at http://www.sinopec.com.

b.
The Board establishes the Board Diversity Policy which stipulates that the members of the Board shall be nominated and appointed based on the skills and experience for the overall optimum operation of the Board, while taking into account the targets and requirements of the board diversity. When deciding the composition of the Board, Sinopec Corp. shall consider several factors in relation to the diversity of the Board, including but not limited to professional experience, skills, knowledge, length of service, regions, cultural and educational backgrounds, gender and age. The provisions of the Articles of Association concerning the term of office of directors help to ensure that the Board of Directors has a proper balance between continuous experience and new thinking, and enhance the level of diversity. Sinopec Corp. focuses on the implementation of the Board Diversity Policy. The Directors come from different industries at home and abroad with rich work experience. Professional backgrounds of Directors include petroleum and petrochemical corporate management, as well as economics, accounting and finance, which are conductive to scientific decision-making.

c.
The members of the Nomination Committee can engage professionals when performing their duties. Reasonable costs arising from such consultations are borne by Sinopec Corp. In the meantime, the Nomination Committee has also appointed consultant members and can require such member to provide advice. The working expenses of the Remuneration Committee are included in the budget of Sinopec Corp.

d.
During the reporting period, the Nomination Committee held five meetings (please refer to “Meetings Held by the Board Committees” under the section of “Report of the Board of Directors” in this annual report).

A.6	Responsibility of Directors
a.
All Non-executive Directors have the same duties and powers as the Executive Directors. In addition, the Independent Non-executive Directors are entitled to certain specific powers. The Articles of Association and the Rules of Procedure of Board Meetings clearly prescribe the duties and powers of Directors, Non-executive Directors including Independent Non-executive Directors, which are published on the Sinopec Corp.’s website at http://www.sinopec.com.

b.	Each of the Directors was able to devote sufficient time and efforts to handling the matters of Sinopec Corp.

c.
Each of the Directors confirmed that he has complied with the Model Code for Securities Transactions by Directors of Listed Issuers during the reporting period. In addition, Sinopec Corp. formulated the Rules Governing Shares Held by Company Directors, Supervisors and Senior Managers and Changes in Shares and the Model Code of Securities Transactions by Company Employees to regulate the purchase and sale of Sinopec Corp.’s securities by relevant personnel.

d.
Sinopec Corp. organised and arranged training sessions for Directors and paid the relevant fees as well as making relevant records. During the reporting period, the Directors actively participated in the trainings and attached great importance to continuing professional development to ensure that their contribution to the Board remains informed and relevant.

A.7	Provision and use of information
a.
The agenda and other reference documents for meetings of the Board and Board committees will be distributed prior to the meetings to give each Director sufficient time to review the materials so that Directors can make informed decisions.

b.
Each Director can obtain all related information in a comprehensive and timely manner. The Secretary of the Board is responsible for organising and preparing the materials for the Board meetings, including preparation of explanations for each proposal to ensure fully understanding by the Directors. The Management is responsible for providing the Directors with necessary information and materials. The Directors may require the Management, or require, via the Management, relevant departments to provide necessary information or explanations. The Directors may seek advices from professional consultants when necessary.

B	Remuneration and Appraisal Committee
a.
Remuneration and Appraisal Committee (“Remuneration Committee”) consists of Independent Non-executive Director Mr. Tang Min, who serves as the Chairman, and Executive Director Mr. Ma Yongsheng and Independent Non-executive Director Mr. Ng, Kar Ling Johnny, who serve as the members of the Remuneration Committee. The Remuneration Committee is responsible for reviewing the implementation of the annual remuneration plans for Directors, Supervisors and other senior management as approved at the general meeting of the shareholders, and reporting to the Board.

b.
The Remuneration Committee always consults the Chairman of the Board and the President about the remuneration plans for other Executive Directors. After the Remuneration Committee’s review, it is of the view that all the Executive Directors of Sinopec Corp. have fulfilled the duty clauses in their service contracts in 2020.

c.
The members of the Remuneration Committee can engage independent professionals when performing its duties. Reasonable costs arising from such consultations are borne by Sinopec Corp. In the meantime, the Remuneration Committee has also appointed consultants member and can require such member to provide advices. The working expenses of the Remuneration Committee are included in the budget of Sinopec Corp. According to the policies of Sinopec Corp., the senior management and relevant departments of Sinopec Corp. must actively cooperate with the Remuneration Committee.

d.
During the reporting period, the Remuneration Committee held one meeting (please refer to “Meetings Held by the Board Committees” under the section of “Report of the Board of Directors” in this annual report).

C	Accountability and Auditing

C.1	Financial reporting
a.
Directors are responsible for supervising the preparation of accounts for each fiscal period to ensure that the accounts truly and fairly reflect the condition of the business, the performance and the cash flow of the Company during the period. The Board approved the Financial Report for 2020 and warranted that the annual report contained no false representations, no material omissions or misleading statements and jointly and severally accepted full responsibility for the authenticity, accuracy and completeness of the content.

b.
Sinopec Corp. provides Directors with information about the financial, production and operating data of the Company every month to ensure that the Directors can learn about the latest developments of the Company in a timely manner.

c.
Sinopec Corp. has adopted an internal control mechanism to ensure that the Management and relevant departments have provided the Board and the Audit Committee with sufficient financial data and related explanations and materials.

d.	The external auditors of Sinopec Corp. made a statement on their reporting responsibilities in the auditor’s report contained in the financial report.

C.2	Internal Control and Risk Management
a.
Sinopec Corp. has formulated and implemented its internal control and risk management system. The Board as a decision-making body is responsible for evaluating and reviewing the effectiveness of its internal control and risk management. The Board and the Audit Committee periodically (at least annually) receive reports of the Company regarding internal control and risk management information from the Management. All major internal control and risk management issues are reported to the Board and the Audit Committee. Sinopec Corp. has set up its internal control and risk management department and internal auditing departments, which are equipped with sufficient staff, and these departments periodically (at least twice per year) report to the Audit Committee. The internal control and risk management system of the Company are designed to manage rather than eliminate all the risks of the Company.

b.
In terms of internal control, Sinopec Corp. adopted the internal control framework prescribed in the internationally accepted Committee of Sponsoring Organisations of the Treadway Commission Report (“COSO”). Based upon the Articles of Association and the applicable management policies currently in effect, as well as in accordance with relevant domestic and overseas applicable regulations, Sinopec Corp. formulates and continuously improves the Internal Control Manual to achieve internal control of all factors of internal environment, risk assessment, controlling activities, information and communication, and internal supervision. At the same time, Sinopec Corp. has constantly supervised and evaluated its internal control, and conducted comprehensive and multi-level inspections including regular test, enterprise self-examination and auditing check, and included headquarters, branches and subsidiaries into the scope of internal control evaluation, with an internal control evaluation report being produced. The Board annually reviews the internal control evaluation report. For detailed information about the internal control during the reporting period, please refer to the “Report on Internal Control Evaluation” prepared by Sinopec Corp.

Sinopec Corp. has formulated and implemented its information disclosure policy and insider registration policy. The Company regularly evaluates the policy implementation and makes disclosure in accordance with relevant regulations. Please refer to the website of Sinopec Corp. (http://www.sinopec.com) for the details of the information disclosure policy.

c.
In terms of risk management, Sinopec Corp. adopts the enterprise risk management framework provided by COSO, and establishes its risk management policy and risk management organisation system. The Company annually conducts risk evaluation to identify major and important risks and perform risk management duties. It has designed major and important risks tackling strategies and measures combined with its internal control system and periodically monitors their implementation to ensure adequate care, monitor and tackling of major risks.

d.
Based upon the review and evaluation of internal control and risk management of the reporting period, the Board is of the view that the internal control and risk management of the Company are effective.

C.3	Audit Committee
a.
The Board has established an Audit Committee. The Audit Committee consists of Independent Non-executive Director Mr. Ng, Kar Ling Johnny, who serves as the Chairman, and Independent Non-executive Director Mr. Tang Min and Independent Non-executive Director Mr. Cai Hongbin, who serve as members. As verified, none of them has served as a partner or a former partner in our current auditing firm.

b.
During the reporting period, the Audit Committee held six meetings (please refer to the “Meetings Held by the Board Committees” under the section of “Report of the Board of Directors” in this annual report). The review opinions were issued at each meeting and submitted to the Board. During the reporting period, the Board and the Audit Committee had no disagreement.

c.
Audit Committee can engage independent professionals when performing its duties. Reasonable costs arising from such consultations are borne by Sinopec Corp. In the meantime, the Audit Committee has appointed consultants members and can request such member to provide advice. The working expenses of the Audit Committee are included in the budget of Sinopec Corp. In accordance with the policies of Sinopec Corp., the senior management and relevant departments of Sinopec Corp. shall actively cooperate with the Audit Committee.

d.
The Audit Committee has reviewed the adequacy and sufficiency of the resources for accounting and financial reporting and the qualifications and experience of the relevant employees as well as the sufficiency of the training courses and the budget thereof. Audit Committee is of the view that the Management has fulfilled the duties to establish an effective internal control system. The Company established a whistle-blowing policy in its internal control system, providing several channels as online reporting, letter reporting, receipt of appeals and a complaint mailbox, etc. to employees to report behavior that violates the internal control system of the Company. The Audit Committee has reviewed and approved such policy.

D	Delegation of power by the Board
a.
The Board and the Management have clear duties and responsibilities in written rules. The Articles of Association and the Rules of Procedure for the General Meetings of Shareholders and the Rules of Procedure of the Board Meetings clearly set forth the scope of duties, powers and delegation of power of the Board and Management, which are published on the website of Sinopec Corp. at http://www.sinopec.com.

b.
In addition to the Audit Committee, the Remuneration Committee and Nomination Committee, the Board had established the Strategy Committee and the Social Responsibility Management Committee. The Strategy Committee is responsible for overseeing long-term development strategies and significant investment decisions of the Company. The seventh Session of Strategy Committee consists of four Directors, including Chairman of the Board Mr. Zhang Yuzhuo, who serves as Chairman, as well as Executive Directors Mr. Ma Yongsheng, Mr. Ling Yiqun and Independent Non-executive Director Mr. Cai Hongbin, who serve as members. The Social Responsibility Management is responsible for preparing policies, governance, strategies and plans for social responsibility management of the Company. The Social Responsibility Management Committee consists of three Directors, including Chairman of the Board Mr. Zhang Yuzhuo, who serves as Chairman, Independent Non-executive Directors Mr. Tang Min and Mr. Cai Hongbin, who serve as members.

c.
Each Board Committee is required to report its decisions and recommendations to the Board and has formulated its terms of references. The Terms of Reference of the Audit Committee, The Terms of Reference of the Remuneration Committee and The Terms of Reference of the Nomination Committee are published on the website of Sinopec Corp. at
http://www.sinopec.com.

E	Investor Relations
a.
Sinopec Corp. pays high attention to investor relations. The Management attends road shows every year to answer questions on subjects of concern to investors, such as introducing the development strategies and the production and business performance of the Company. Sinopec Corp. establishes a department responsible for communicating with investors. In compliance with regulatory provisions, Sinopec Corp. enhances communication with investors by holding meetings with institutional investors, setting up an investor hotline and communicating through internet platform.

b.
During the reporting period, separate resolution was proposed for each substantially separate issue at the general meeting of shareholders. All resolutions were voted by poll to ensure the interests of all shareholders. Notices of the general meeting were dispatched to shareholders 45 days (excluding the date of the general meeting) in advance.

c.
The Chairman of the Board hosted the annual general meeting for the year 2019 and the Second Extraordinary General Meeting for the year 2020. Some members of the Board of Directors and Board of Supervisors and senior management attended the meeting and communicated deeply with the investors.

d.
According to relevant rules of Sinopec Corp., the Secretary to the Board is responsible for establishing an effective communication channel between Sinopec Corp. and its shareholders, for setting up special departments to communicate with the shareholders and for passing the opinions and proposals of the shareholders to the Board and Management in a timely manner. Contact details of Sinopec Corp. can be found on the “Investor Center” section on Sinopec Corp’s website.

F	Company Secretary
a.
The Hong Kong Stock Exchange recognised the Secretary to the Board as having the relevant qualifications as company Secretary. Nominated by the Chairman of the Board and appointed by the Board, the Secretary to the Board is a senior management officer of Sinopec Corp. and responsible for the Company and the Board. The Secretary gives opinions on corporate governance to the Board and arranges orientation training and professional development for the Directors.

b.	During the reporting period, the Secretary to the Board actively participated in career development training with more than 15 training hours.

G	Shareholders’ Rights
a.
Shareholders who individually or collectively hold 10% of the total voting shares of Sinopec Corp. may request the Board in writing to convene the general meeting of shareholders. If the Board fails to approve the request to convene the meeting according to the Rules of Procedure for General Meetings of Shareholders, the shareholders may convene and hold the meeting at their discretion according to applicable laws, and reasonable expenses incurred will be borne by Sinopec Corp. These aforementioned provisions are subject to the following conditions: the proposals at the general meeting of shareholders must fall within the responsibilities of the general meeting of shareholders, with specific proposals and resolutions and in compliance with relevant laws, administrative regulations and the Articles of Association.

b.
When Sinopec Corp. holds the general meeting of shareholders, shareholders who individually or collectively hold 3% of the total voting shares of Sinopec Corp. may propose a supplemental proposal 10 days before the date of the general meeting.

c.
The eligibility for attending the general meeting, the rights of shareholders, the resolutions at the meeting and the voting procedures are clearly stated in the notice of the general meeting of shareholders of Sinopec Corp. dispatched to the shareholders.

d.
Sinopec Corp. establishes special organisation in charge of communication with shareholders and publishes relevant contact details to facilitate shareholders to make enquiries pursuant to Articles of Association.

(2)	Auditors
The appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as Sinopec Corp.’s external auditors for 2020 and the authorisation of the Board to determine their remuneration were approved at Sinopec Corp.’s Annual General Meeting for the Year 2019 on 19 May 2020. The audit fee for 2020 is RMB 47.38 million (including audit fee of internal control), which was approved at the 21st Meeting of the Seventh Session of the Board. The annual financial statements of the year ended 31 December 2020 have been audited by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers. The Chinese certified accountants signing the report are Zhao Jianrong and Hu Yang from PricewaterhouseCoopers Zhong Tian LLP.

During the reporting period, neither PricewaterhouseCoopers Zhong Tian LLP nor PricewaterhouseCoopers provided any non-audit service to the Company.

As PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers have served as external auditors of the Company for eight consecutive years, the Company is required to replace its external auditors in 2021 according to the regulations in China. The 15th Meeting of the Audit Committee of the seventh Session of Board of Directors and the 21st Meeting of the seventh Session of Board of Directors of Sinopec Corp. have decided to appoint KPMG Huazhen Certified Public Accountants as the external auditors of the Company in 2021. The matter has yet to be submitted to the Company’s 2020 Annual General Meeting of Shareholders for consideration.

(3)	Other information about Sinopec Corp.’s corporate governance
Except for their working relationships with Sinopec Corp., none of the Directors, Supervisors or other senior management has any financial, business or family relationship or any relationship in other material aspects with one another. For information about shareholdings of substantial shareholders and changes in share capital, please refer to page 6 to page 7; for information about meetings of the Board, please refer to page 51; for information about meetings held by Board Committees, please refer to page 53; for information about tenure of Non-executive Directors, please refer to page 65; for information about equity interests of Directors, Supervisors and other senior management, please refer to page 43; for information about the biographies and annual remuneration of Directors, Supervisors and other senior management, please refer to page 60 to page 74.

REPORT OF THE BOARD OF DIRECTORS

The Board is pleased to present the Directors’ report for the year ended 31 December 2020 for shareholders’ review.

1     MEETINGS OF THE BOARD
During this reporting period, Sinopec Corp. held eleven Board meetings. The details are as follows:

(1)
The 9th meeting of the seventh session of the Board was held by written resolution on 13 January 2020, whereby the proposals in relation to the following matters were approved: (i) the appointment of Chief Financial Officer, (ii) the representative on securities matters.

(2)
The 10th meeting of the seventh session of the Board was held by written resolution on 7 February 2020, whereby the proposals in relation to the following matters were approved: (i) nomination of candidates for Directors; (ii) Notice of 2020 First Extraordinary General Meeting.

(3)
The 11th meeting of the seventh session of the Board was held by written resolution on 25 March 2020, whereby the proposals in relation to the following matters were approved: (i) the election of the Chairman of the Board, the member adjustment of Board committees; (ii) the appointment of Senior Vice President.

(4)
The 12th meeting of the seventh session of the Board was held by on-site meeting and via video conference on 27 March 2020, whereby the proposals in relation to the following matters were approved: (i) the Work Report of the Board for the year 2019; (ii) the completion of key targets of 2019 and work arrangements of 2020; (iii) financial results and business performance of the Company for the year 2019; (iv) provision for impairment for the year 2019; (v) the connected transactions for the year 2019; (vi) profit distribution plan for the year 2019; (vii) audit costs for the year 2019; (viii) re-appointment of external auditors of Sinopec Corp. for the year of 2020 and to authorise the Board to determine their remunerations; (ix) to authorize the Board to determine the interim profit distribution plan of Sinopec Corp. for the year 2020; (x) to authorize the Board to determine the proposed plan for issuance of debt financing instrument(s); (xi) the report of Risk Assessment for Capital Deposits at Finance Company and Century Bright Company; (xii) Internal control assessment report of Sinopec Corp. for the year 2019; (xiii) Financial Statements of Sinopec Corp. for the year 2019; (xiv) Annual Report of the Company for the year 2019; (xv) Form 20F of the Company for the year 2019; (xvi) 2019 Communication on Progress on Sustainable Development Report of Sinopec Corp.; (xvii) the proposal to the annual general meeting to grant to the Board a general mandate to issue new domestic shares and/or overseas-listed foreign shares of Sinopec Corp.

(5)	The 13th meeting of the seventh session of the Board was held by written resolution on 14 April 2020, whereby the proposal on external guarantees in Project AMUR was approved.

(6)
The 14th meeting of the seventh session of the Board was held by written resolution on 29 April 2020, whereby the proposals in relation to the following matters were approved: (i) the first quarterly results of the Company for the three months ended 31 March 2020; (ii) Reorganisation and integration of assets of ZhongKe Refining and Zhanjiang Dongxing.

(7)
The 15th meeting of the seventh session of the Board was held by written resolution on 23 July 2020, whereby the proposals in relation to the following matters were approved: (i) Disposal of Oil and Gas Pipelines and Related Assets; (ii) the appointment of Vice President of Sinopec Corp.

(8)
The 16th meeting of the seventh session of the Board was held by on-site meeting and via video conference on 28 August 2020, whereby the proposals in relation to the following matters were approved: (i) the report on the fulfillment of the key targets for the first half of the year 2020 and the work arrangements for the second half of the year 2020; (ii) the 2020 interim special dividend distribution plan; (iii) the report of Risk Assessment for Capital Deposits at Finance Company and Century Bright Company; (iv) the adjustment of the 2020 investment plan; (v) the financial statements for the first half of the year 2020 reviewed by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers; (vi) interim report for the six months ended 30 June 2020; (vii) the member adjustment of Board committees.

(9)
The 17th meeting of the seventh session of the Board was held by written resolution on 11 September 2020, whereby the proposals in relation to the following matters were approved: (i) the appointment of Senior Vice President of Sinopec Corp.; (ii) the nomination of candidate for Director.

(10)
The 18th meeting of the seventh session of the Board was held by written resolution on 28 October 2020, whereby the proposals in relation to the following matters were approved: (i) the third quarterly report for three months ended 30 September 2020; (ii) reorganisation of assets in respect of Baling Petrochemical.

(11)
The 19th meeting of the seventh session of the Board was held by written resolution on 4 December 2020, whereby the proposal in relation to investment and construction of Tianjin Nangang 1.2 million tonnes/year ethylene and downstream high-end new materials project was approved.

For details of each meeting, please refer to the announcements published on China Securities Journal, Shanghai Securities News and Securities Times after each meeting and on the websites of Shanghai Stock Exchange, Hong Kong Stock Exchange and Sinopec Corp.

2     IMPLEMENTATION OF RESOLUTIONS APPROVED AT THE GENERAL MEETINGS OF SHAREHOLDERS BY THE BOARD
During this reporting period, in accordance with relevant laws and regulations as well as the Articles of Association, all members of the Board diligently implemented the resolutions approved at the general meetings of Sinopec Corp., and had completed all the tasks delegated to them at the general meetings.

3     DIRECTORS’ ATTENDANCE TO THE BOARD MEETINGS AND INDEPENDENT DIRECTORS’ ATTENDANCE TO THE GENERAL MEETINGS.

(1)	Directors of the seventh session of Board of Directors ‘ attendance to the board meetings and general meetings during this reporting period

Director titles	Name	Board meeting					General meeting
		No. of meetings held	Actual attendance	Meetings attended by communication	Attended by proxy	Absent	No.of meetings held	Actual attendance
Chairman	Zhang Yuzhuo	9	2	7	0	0	2	2
Director	Ma Yongsheng	11	2	9	0	0	3	3
Director	Yu Baocai	11	1	9	1	0	3	2
Director	Liu Hongbin	5	1	4	0	0	1	1
Director	Ling Yiqun	11	1	9	1	0	3	1
Director	Zhang Shaofeng	2	0	2	0	0	0	0
Independent Director	Tang Min	11	2	9	0	0	3	0
Independent Director	Cai Hongbin	11	2	9	0	0	3	0
Independent Director	Ng, Kar Ling Johnny	11	2	9	0	0	3	0

(2)	Former Directors of the seventh Session of Board of Directors’ attendance to the board meetings and the general meetings during this reporting period

Director titles	Name	Board meetings					General meeting
		No. of meetings held	Actual attendance	Meetings attended by communication	Attended by proxy	Absent	No. of meetings held	Actual attendance
Former Chairman	Dai Houliang	1	0	1	0	0	0	0
Former Director	Li Yunpeng	2	0	2	0	0	0	0
Former Director	Li Yong	9	2	7	0	0	2	0
Former Independent Director	Fan Gang	7	1	6	0	0	2	0

Note 1: No Directors were absent from two consecutive meetings of the Board.
Note 2: Mr. Dai Houliang resigned as the Chairman, Director of the Board on 19 January 2020.
Note 3: Mr. Li Yunpeng resigned as a Director of the Board on 24 March 2020.
Note 4: Mr. Fan Gang resigned as an Independent Non-executive Director of the Board on 28 August 2020.
Note 5: Mr. Li Yong resigned as a Director of the Board on 22 September 2020.

(3)	The Independent Director’s attendance to the General Meetings.

During the reporting period, none of the Independent Non-executive Directors had attended the general meetings of shareholders in person due to pandemic or official duties.

4     MEETINGS HELD BY THE BOARD COMMITTEES
During the reporting period, the board committees held sixteen meetings, Audit Committee held six meetings, the Strategy Committee held three meetings, the Remuneration and Appraisal Committee held one meeting, the Social Responsibility Management Committee held one meeting, and the Nomination Committee held five meetings. All members of each committee had attended the relevant meetings. Details of those meetings are as follows:

(1)
The eighth meeting of the seventh session of the Audit Committee was held by on-site meeting and via video conference on 25 March 2020, whereby the proposals in relation to the following matters were approved: (i) Annual Report of the Company for the year 2019 and Form 20F of the Company for the year 2019; (ii) Financial results and business performance of the Company for the year 2019 (including a. provision for impairment for the year 2019; b. The continuing connected transactions for the year 2019; c. Profit appropriation plan for the year 2019; d. Audit costs for the year 2019; e. the report of Risk Assessment for Capital Deposits at Finance Company and Century Bright Company); (iii) Internal control assessment report of Sinopec Corp. for the year 2019; (iv) Report on audit work in 2019 and audit work arrangement in 2020. Reports on the auditing work of the financial statements for the year 2019 prepared by the domestic and overseas auditors were also reviewed at the meeting.

(2)
The ninth meeting of the seventh session of the Audit Committee was held by written resolutions on 28 April 2020, whereby the proposals in relation to the following matters were approved: (i) the first quarterly report of the Company for the three months ended 31 March 2020; (ii)Reorganisation and Integration of assets of ZhongKe Refining and Zhanjiang Dongxing.

(3)
The tenth meeting of the seventh session of the Audit Committee was held by written resolutions on 22 July 2020, whereby the Proposal in relation to Sale of Oil and Gas Pipelines and Related Assets was approved.

(4)
The eleventh meeting of the seventh session of the Audit Committee was held by on-site meeting and via video conference on 26 August 2020, whereby the proposals in relation to the following matters were approved: (i) the interim financial statements for the first half of the year 2020; (ii) interim report for the six months ended 30 June 2020; (iii) the report on the business performance, financial statements and related matters for the first half of the year 2020 (including: a. the 2020 interim special dividend appropriation plan, b. the report of Risk Assessment for Capital Deposits at Finance Company and Century Bright Company); (iv) Report on the main audit work in the first half of 2020 and the overall arrangement of audit work in the second half of 2020.

(5)
The twelfth meeting of the seventh session of the Audit Committee was held by written resolutions on 28 October 2020, whereby the proposals in relation to the following matters were approved: (i) the third quarterly report of the Company for the three months ended 30 September 2020; (ii) reorganisation of assets in respect of Baling Petrochemical.

(6)
The thirteenth meeting of the seventh session of the Audit Committee was held by on-site meeting and via video conference on 2 November 2020, whereby the proposal in relation to recruitment of accounting firms in 2021 was approved.

(7)
The fourth meeting of the seventh session of the Strategy Committee was held by written resolution on 25 March 2020, whereby the proposal in relation to the plan of investments of 2020 of Sinopec Corp. was approved.

(8)	The fifth meeting of the seventh session of the Strategy Committee was held by written resolution on 14 April 2020, whereby the proposal in relation to Project AMUR was approved.

(9)
The sixth meeting of the seventh session of the Strategy Committee was held by written resolution on 26 August 2020, whereby the proposal in relation to the adjustment of the 2020 investment plan was approved.

(10)
The second meeting of the seventh session of the Remuneration and Appraisal Committee was held by written resolution on 25 March 2020 whereby the proposal in relation to the implementation of the rules of the remuneration of Directors, Supervisors and other senior management for 2019 was approved.

(11)
The second meeting of the seventh session of the Social Responsibility Management Committee was held by written resolution on 25 March 2020, whereby the proposal in relation to 2019 Communication on Progress on Sustainable Development Report of Sinopec Corp. was approved.

(12)
The third meeting of the seventh session of the Nomination Committee was held by written resolution on 10 January 2020, whereby the proposal in relation to the appointment of Chief Financial Officer was approved.

(13)
The fourth meeting of the seventh session of the Nomination Committee was held by written resolution on 6 February 2020, whereby the proposal in relation to the nomination of candidates for Director was approved.

(14)
The fifth meeting of the seventh session of the Nomination Committee was held by written resolution on 25 March 2020, whereby the proposals in relation to the nomination of candidates for Director and the appointment of Senior Vice President were approved.

(15)
The sixth meeting of the seventh session of the Nomination Committee was held by written resolution on 22 July 2020, whereby the proposal in relation to the appointment of Vice President of Sinopec Corp. was approved.

(16)
The seventh meeting of the seventh session of the Nomination Committee was held by written resolution on 10 September 2020, whereby the proposal in relation to the appointment of Senior Vice President was approved.

5     BOARD COMMITTEES ISSUED REVIEW OPINIONS TO THE BOARD WHEN PERFORMING THEIR DUTIES DURING THE REPORTING PERIOD, WITHOUT OBJECTION.

6     BUSINESS PERFORMANCE
The financial results of the Company for the year ended 31 December 2020, which is prepared in accordance with IFRS and the financial position as at that date and the accompanying analysis are set out from page 145 to page 203 in this annual report. A fair review of the Company’s business, a discussions and analysis on business performance using financial key performance indicators and the material factors underlying our results and financial position during the reporting period, particulars of significant events affecting the Company and the outlook of the Company’s business are discussed throughout this annual report and included in the chapters of Chairman’s Address, Business Review and Prospects, Management’s Discussion and Analysis and Significant Events. All above discussions constitute parts of the report of the Board of Directors.

7     DIVIDEND
The profit distribution policy of Sinopec Corp. maintains consistency and steadiness, and considers the long-term interests of the Company, overall interests of all the shareholders and the sustainable development of the Company. Sinopec Corp. gives priority to adopting cash dividends for profit distribution, and is able to deliver an interim profit distribution. When the net profits and retained earnings of the Company are positive in current year, and in the event that the cash flow of Sinopec Corp. can satisfy the normal operation and sustainable development, Sinopec Corp. should adopt cash dividends, and the distribution profits in cash every year are no less than 30% of the net profits of the Company realised during the corresponding year.

The profit distribution plan of Sinopec Corp. for the corresponding year will be carried out in accordance with the policy and procedures stipulated in the Articles of Association, with the advice of minority shareholders being heard and considered. Meanwhile, the independent Directors will issue independent opinions.

Proposals for dividend distribution
At the 21st meeting of the seventh session of the Board, the Board approved the proposal to distribute a final cash dividend of RMB 0.13 (tax inclusive) per share for 2020. Taking into account the distributed special interim dividend of RMB 0.07 (tax inclusive) per share for the first half of 2020, the total dividend for the whole year is RMB 0.20 (tax included) per share.

The final cash dividend will be distributed on or before 28 June 2021 (Monday) to all shareholders whose names appear on the register of members of Sinopec Corp. on the record date of 16 June 2021 (Wednesday). In order to qualify for the final dividend for H shares, the holders of H shares must lodge all share certificates accompanied by the transfer documents with Hong Kong Registrars Limited located at 1712-1716, 17th Floor Hopewell Centre, 183 Queen’s Road East, Wan Chai Hong Kong before 4:30 p.m. on 9 June 2021 (Wednesday) for registration. The H shares register and transfer of members of Sinopec Corp. will be closed from 10 June 2021 to 16 June 2021 (both dates inclusive). The dividend will be denominated and declared in RMB, and distributed to the domestic shareholders and investors participating in the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect Program in RMB and to the overseas shareholders in Hong Kong Dollar. The exchange rate for the dividend calculation in Hong Kong Dollar is based on the average benchmark exchange rate of RMB against Hong Kong Dollar as published by the People’s Bank of China one week preceding the date of the declaration of such dividend. Arrangements for the distribution of the final dividend of A shares will be announced separately.

In accordance with the Enterprise Income Tax Law of the People’s Republic of China which came into effect on 1 January 2008 and its implementation regulations, Sinopec Corp. is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H Shares of Sinopec Corp. when distributing cash dividends or issuing bonus shares by way of capitalisation from retained earnings. Any H Shares of the Sinopec Corp. which are not registered under the name of an individual shareholder, including those registered under HKSCC Nominees Limited, other nominees, agents or trustees, or other organisations or groups, shall be deemed as shares held by non-resident enterprise shareholders. Therefore, on this basis, enterprise income tax shall be withheld from dividends payable to such shareholders. If holders of H Shares intend to change their shareholder status, please enquire about the relevant procedures with your agents or trustees. Sinopec Corp. will strictly comply with the law or the requirements of the relevant government authority to withhold and pay enterprise income tax on behalf of the relevant shareholders based on the registration of members for H shares of Sinopec Corp. as at the record date.

If the individual holders of the H shares who are Hong Kong or Macau residents or residents of the countries which had an agreed tax rate of 10% for the cash dividends or bonus shares by way of capitalisation from retained earnings with China under the relevant tax agreement, Sinopec Corp. will withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. Should the individual holders of the H Shares are residents of the countries which had an agreed tax rate of less than 10% with China under the relevant tax agreement, Sinopec Corp. shall withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. In that case, if the relevant individual holders of the H Shares wish to reclaim the extra amount withheld (Extra Amount) due to the application of 10% tax rate, Sinopec Corp. would apply for the relevant agreed preferential tax treatment provided that the relevant shareholders submit the evidence required by the notice of the tax agreement to the share register of Sinopec Corp. in a timely manner. Sinopec Corp. will assist with the tax refund after the approval of the competent tax authority. Should the individual holders of the H Shares are residents of the countries which had an agreed tax rate of over 10% but less than 20% with China under the tax agreement, Sinopec Corp. shall withhold and pay the individual income tax at the agreed actual rate in accordance with the relevant tax agreement. In the case that the individual holders of the H Shares are residents of the countries which had an agreed tax rate of 20% with China, or which has not entered into any tax agreement with China, or otherwise, Sinopec Corp. shall withhold and pay the individual income tax at a rate of 20%.

Pursuant to the Notice on the Tax Policies Related to the Pilot Program of the Shanghai-Hong Kong Stock Connect (《關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知》) (Caishui [2014] No. 81) and the Notice on the Tax Policies Related to the Pilot Program of the Shenzhen-Hong Kong Stock Connect (《關於深港股票市場交易互聯互通機制試點有關稅收政策的通知》) (Caishui[2016] No.127):

For domestic investors investing in the H Shares of Sinopec Corp. through Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect Program, the Company shall withhold and pay income tax at the rate of 20% on behalf of individual investors and securities investment funds. The Company will not withhold or pay the income tax of dividends for domestic enterprise investors and those domestic enterprise investors shall report and pay the relevant tax by themselves.

For dividends of investors of the Hong Kong Stock Exchange (including enterprises and individuals) investing in the A Shares of Sinopec Corp. through Shanghai-Hong Kong Stock Connect Program, the Company will withhold and pay income taxes at the rate of 10% on behalf of those investors and will report to the competent tax authorities for the withholding. For investors who are tax residents of other countries which have entered into a tax treaty with the PRC stipulating a dividend tax rate of lower than 10%, the enterprises and individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the amount paid in excess of the tax payable based on the tax rate according to such tax treaty will be refunded.

According to the PRC Accounting Standards, the dividend distribution and bonus shares declared by Sinopec Corp. in the past three years are as follows:

	2020	2019	2018
Cash dividends (RMB/Share, tax inclusive)	0.20	0.31	0.42
Total amount of cash dividends (RMB billion, tax inclusive)	24.214	37.533	50.850
Net profits attributed to the shareholders of the listed company shown in the consolidated statement for the dividend year (RMB billion)	32.924	57.619	63.179
Ratio of the dividends to the net profit attributed to the shareholders of the listed company in the consolidated statement (%)	73.5	65.1	80.5

Note: The final cash dividend for 2020 is subject to the approval at the 2020 annual general meeting.

The aggregate cash dividend declared by Sinopec Corp. during three years from 2018 to 2020 is RMB 0.93 per share, and the total dividend payment from 2018 to 2020 as a percentage of average net profit attributed to the shareholders of the listed company in the three years is 220%.

8     RESPONSIBILITIES FOR THE COMPANY’S INTERNAL CONTROL
The Board is fully responsible for establishing and maintaining the internal control system related to the financial statements as well as ensuring its effective implementation. In 2020, the Board assessed and evaluated the internal control of Sinopec Corp. according to the Basic Standard for Enterprise Internal Control, Application Guidelines for Enterprise Internal Control and Assessment Guidelines for Enterprise Internal Control. There were no material defects in relation to the internal control system as of 31 December 2020. The internal control system of Sinopec Corp. related to the financial statements is sound and effective.

2020 Internal Control Assessment Report of Sinopec Corp. was reviewed and approved at the 21st meeting of the seventh Session of the Board on 26 March 2021, and all members of the Board warrant that the contents of the report are true, accurate and complete, and there are no false representations, misleading statements or material omissions contained in the report.

9     DURING THIS REPORTING PERIOD, THE IMPLEMENTATION OF ENVIRONMENTAL POLICIES BY THE COMPANY
During the reporting period, the Company complied with the environmental policy in all material aspects. Details with regard to the Company’s performance in relation to environmental and social-related policies and performances are provided in the Chairman’s Address and Business Review and Prospects in this annual report as well as the 2020 Communication on Progress for the Sustainable Development of Sinopec Corp. Those disclosures in relation to the environmental policies constitute part of the Report of the Board of Directors.
10   DURING THIS REPORTING PERIOD, THE COMPANY DID NOT VIOLATE LAWS OR REGULATIONS WHICH HAVE A MATERIAL IMPACT ON THE COMPANY

11   MAJOR SUPPLIERS AND CUSTOMERS
During this reporting period, the total value of the purchasing from the top five crude oil suppliers of the Company accounted for 45.2% of the total value of the crude oil purchasing by the Company, of which the total value of the purchasing from the largest supplier accounted for 17.2% of the total value of the crude oil purchasing by the Company.

The total revenue from the five largest customers of the Company in 2020 was RMB 212,976 million, accounting for 10.1% of the total revenue of the Company, of which the sales value to the connected party and the largest customer (Sinopec Group) among the five largest customers was RMB 105,183 million, accounting for 5.0% of the total revenue for the year.

During the reporting period, other than disclosed above, to the best knowledge of the Board of the Directors of the Company, none of the Directors of the Company, their close associates, and shareholders holding more than 5% of the shares of the Company had any interest in the top five suppliers or the top five customers of the Company. There were no suppliers, customers, employees or others that have a significant impact on the Company and on which the Company’s success depends.

12   BANK LOANS AND OTHER BORROWINGS
Details of bank loans and other borrowings of the Company as of 31 December 2020 are set out in Note 30 to the financial statements prepared in accordance with IFRS in this annual report.

13   FIXED ASSETS
During this reporting period, changes to the fixed assets of the Company are set out in Note 17 to the financial statements prepared in accordance with IFRS in this annual report.

14   RESERVES
During this reporting period, the changes to the reserves of the Company are set out in the consolidated statement of changes in shareholders’ equity in the financial statements prepared in accordance with IFRS in this annual report.

15   DONATIONS
During this reporting period, the amount of charity donations made by the Company amounted to RMB 301 million.

16   PRE-EMPTIVE RIGHTS
Pursuant to the Articles of Association and the laws of the PRC, the shareholders of Sinopec Corp. are not entitled to any pre-emptive rights. Therefore the existing shareholders cannot request Sinopec Corp. to issue shares to them on a preferential basis in proportion to their shareholdings.

17   REPURCHASE, SALES AND REDEMPTION OF SHARES
During this reporting period, neither Sinopec Corp. nor any of its subsidiaries repurchased, sold or redeemed any listed shares of Sinopec Corp. or its subsidiaries.

18   DIRECTORS’ INTERESTS IN COMPETING BUSINESS
As at the end of the reporting period, the Company has resolved its competition with Sinopec Group in the chemical business. For details for the positions held by the Directors (excluding Independent Non-executive Directors) of Sinopec Corp. in the Sinopec Group during the reporting period, please refer to the section “Directors, Supervisors, Senior Management and Employees” of this annual report.

19   DIRECTORS’ INTERESTS IN CONTRACTS
No Director had a material interest, either directly or indirectly, in any contract of significance to the business of the Company to which Sinopec Corp. or any of its holding companies, subsidiaries or fellow subsidiaries was a party during the reporting period.

20   MANAGEMENT CONTRACTS
No contracts concerning management or administration of the whole or any substantial part of the business of the Company were entered into or existed during the reporting period.

21   PERMITTED INDEMNITY PROVISIONS
During the reporting period, Sinopec Corp. has purchased liability insurance for all Directors to minimise their risks arising from the performance of their duties. The permitted indemnity provisions are stipulated in such Directors’ liability insurance in respect of the liabilities and costs associated with the potential legal proceedings that may be brought against such Directors.

22   EQUITY-LINKED AGREEMENTS
As of 31 December 2020, the Company has not entered into any equity-linked agreement.

23   OIL & GAS RESERVE APPRAISAL PRINCIPLES
We manage our reserves estimation through a two-tier management system. Our Oil and Natural Gas Reserves Management Committee, or RMC, at the headquarters level oversees the overall reserves estimation process including organisation, coordination, monitoring and major decision-making, and reviews the reserves estimation of our Company. Each of our branches has a reserves management committee that manages and coordinates the reserves estimation, organises the estimation process and reviews the reserve estimation report at the branch level, being responsible to the RMC of the Company.

Our RMC consists of the senior management of the Company, related departments of headquarters, Petroleum Exploration and Production Research Institute of Sinopec (PEPRIS) and senior managers of oilfield branches. Mr. Liu Hongbin, the Chairman of RMC is Senior Vice President of Sinopec Corp., with over 30 years of experience in oil and gas industry. A majority of our RMC members hold master’s or Ph.D. degrees, and have an average of more than 20 years of technical experience in relevant professional fields, such as geology, engineering and economics.

Our reserves estimates are guided by procedural manuals and technical guidance formulated by the Company. A number of working divisions at the production bureau level, including the exploration, development and financial divisions, are responsible for initial collection and compilation of information about reserves. Experts from exploration, development and economic divisions prepare the initial report on the reserves estimate which is then reviewed by the RMC at the subsidiary level to ensure the qualitative and quantitative compliance with technical guidance as well as its accuracy and reasonableness. We also engage external consultants to assist in our compliance with the rules and regulations of the U.S. Securities and Exchange Commission. Our reserves estimation process is further facilitated by a specialised reserves database, which is improved and updated periodically.

24   CORE COMPETITIVENESS ANALYSIS
The Company is a large scale integrated energy and petrochemical company with upstream, mid-stream and downstream operations. The Company is a large scaled oil and gas producer in China; in respect of refining capacity, it ranks first in China; equipped with a well-developed refined oil products sales network, the Company is the largest supplier of refined oil products in China; and in terms of ethylene production capacity, the Company ranks first in China, and has a well-established marketing network for chemical products.

The integrated business structure of the Company carries strong advantages in synergy among its various business segments, enabling the Company to continuously tap onto potentials in attaining an efficient and comprehensive utilisation of its resources, and endowed the Company with strong resistance against risks, as well as remarkable capabilities in sustaining profitability.

The Company enjoys a favourable positioning with its operations located close to the consumer markets. Along with the steady growth in the Chinese economy, sales volume of both oil products and chemical products of the Company has been increasing steadily over the years; through continuous and specialised marketing efforts, the Company’s capability in international operations and market expansion has been further enhanced.

The Company owns a team of professionals with expertise in the production of oil and gas, operation of refineries and chemical plants, as well as marketing activities. The Company applies outstanding fine management measures with its remarkable capabilities in management of operations, and enjoys a favourable operational cost advantage in its downstream businesses.

The Company has formulated a well-established technology system and mechanism, and owns competent teams specialised in R&D covering a wide range of subjects; the four platforms for technology advancement is taking shape, which includes exploration and development of oil and gas, refining, petrochemicals and strategic emerging technology. With its overall technologies reaching state of the art level in the global arena, and some of them taking the lead globally, the Company enjoys a strong technical strength.

The Company always attaches great importance to the fulfilment of social responsibilities, and carries out the green and low carbon development strategy to pursue a sustainable development. Moreover, the Company enjoys an outstanding “Sinopec” brand name, plays an important role in the national economy and is a renowned and reputable company in China.

25   RISK FACTORS
In the course of its production and operations, the Company will actively take various measures to circumvent operational risks. However, in practice, it may not be possible to prevent the occurrence of all risks and uncertainties described below.

Risks with regard to the variations from macroeconomic situation: The business results of the Company are closely related to China’s and global economic situation. The development of Chinese economy has entered New Normal. Impacted by COVID-19, with counter-globalisation emerging, aging population accelerating, climate change and environmental problem restriction etc., world economy recovery remains difficult and tortuous. The Company’s business could also be adversely affected by other factors such as the impact on export due to trade protectionism from certain countries, impact on import which is likely caused by regional trade agreements, and negative impact on the investment of overseas oil and gas exploration and development and refining and chemical storage projects which results from the uncertainty of geopolitics, international crude oil price and etc.

Risks with regard to the cyclical effects from the industry: The majority of the Company’s operating income comes from the sales of refined oil products and petrochemical products, and part of those businesses and their related products are cyclic and are sensitive to macro-economy, cyclic changes of regional and global economy, the changes of the production capacity and output, demand of consumers, prices and supply of the raw materials, as well as prices and supply of the alternative products etc. Although the Company is an integrated company with upstream, midstream and downstream operations, it can only counteract the adverse influences of industry cycle to a certain extent.

Risks from the macroeconomic policies and government regulation: Although the Chinese government is gradually liberalizing the market entry regulations on petroleum and petrochemicals sector, the petroleum and petrochemical industries in China are still subject to entry regulations to a certain degree, which include: issuing licenses in relation to exploration and development of crude oil and natural gas, issuing business licenses for trading crude oil and refined oil, setting caps for retail prices of gasoline, diesel and other oil products, the imposition of the special oil income levy; the formulation of refined oil import and export quotas and procedures; the formulation of safety, quality and environmental protection standards and the formulation of energy conservation policies. In addition, the changes which have occurred or might occur in macroeconomic and industry policies such as the opening up of crude oil import licenses and the right of tenure; reforming and improvement in pricing mechanism of natural gas, cost supervision of gas pipeline and access to third party; cancellation of qualification approval of the wholesale and storage of refined oil business, decentralisation of retail business authorisation of refined oil products to regional and city level government, further improvement in pricing mechanism of refined oil products, gas stations investment being fully opened to foreign investment; and reforming in resource tax and environmental tax, etc. Such changes might further intensify market competition and have certain effects on the operations and profitability of the Company.

Risks with regard to the changes from environmental legislation requirements: Our production activities generate waste liquids, gases and solids. The Company has built up the supporting effluent treatment systems to prevent and reduce the pollution to the environment. However, the relevant government authorities may issue and implement much stricter environmental protection laws and regulations, adopt much stricter environment protection standards. Under such situations, the Company may increase expenses in relation to the environment protection accordingly.

Risks from the uncertainties of obtaining additional oil and gas resources: The future sustainable development of the Company is partly dependent to a certain extent on our abilities in continuously discovering or acquiring additional oil and natural gas resources. To obtain additional oil and natural gas resources, the Company faces some inherent risks associated with exploration and development and/or with acquisition activities, and the Company has to invest a large amount of money with no guarantee of certainty. If the Company fails to acquire additional resources through further exploration, development and acquisition to increase the reserves of crude oil and natural gas, the oil and natural gas reserves and production of the Company may decline over time which may adversely affect the Company’s financial situation and operation performance.

Risks with regard to the external purchase of crude oil: A significant amount of crude oil as needed by the Company is satisfied through external purchases. In recent years, especially influenced by the mismatch between supply and demand of crude oil, geopolitics, global economic growth and other factors, the prices of crude oil fluctuate sharply. Additionally, the supply of crude oil may even be interrupted due to some extreme major incidents in certain regions. Although the Company has taken flexible countermeasures, it may not fully avoid risks associated with any significant fluctuation of international crude oil prices and sudden disruption of supply of crude oil from certain regions.

Risks with regard to the operation and natural disasters: The process of petroleum chemical production is exposed to the high risks of inflammation, explosion and environmental pollution and is vulnerable to extreme natural disasters. Such contingencies may cause serious impacts to the society, major financial losses to the Company and grievous injuries to people. The Company has always been laying great emphasis on the safety production, and has implemented a strict HSSE management system as an effort to avoid such risks as far as possible. Meanwhile, the main assets and inventories of the Company as well as the possibility of damage to a third party have been insured. However, such measures may not shield the Company from financial losses or adverse impact resulting from such contingencies.

Investment risks: Petroleum and chemical sector is a capital intensive industry. Although the Company has adopted a prudent investment strategy, as stipulated and enforced by the new investment decision-making procedures and rules in 2020, conducted rigorous feasibility study on each investment project, which consists of special verifications in raw material market, technical scheme, profitability, safety and environmental protection, legal compliance, etc., certain investment risks will still exist and expected returns may not be achieved due to major changes in factors such as market environment, prices of equipment and raw materials, and construction period during the implementation of the projects.

Risks with regard to overseas business development and management: The Company engages in oil and gas exploration, refining and chemical, warehouse logistics and international trading businesses in some regions outside China. The Company’s overseas businesses and assets are subject to the jurisdiction of the host country’s laws and regulations. In light of the complicated factors such as imbalance of global economy, competitiveness of industry and trade structure, exclusiveness of regional trading blocs, polarisation of benefits distribution in trade, and politicisation of economic and trade issues, including sanctions, barriers to entry, instability in the financial and taxation policies, contract defaults, tax dispute, the Company’s risks with regard to overseas business development and management could be increased.

Currency risks: At present, China implements an administered floating exchange rate regime based on market supply and demand which is regulated with reference to a basket of currencies in terms of the exchange rate of Renminbi. As the Company purchases a significant portion of crude oil in foreign currency which is based on US dollar-denominated prices, the realized price of crude oil is based on international crude oil price. Despite the fact that, the price of the domestic refined oil products will change as the exchange rate of the Renminbi changes according to the pricing mechanism for the domestic refined oil products, and the price of other domestic petrochemical products will also be influenced by the price of the imported products, which to a large extent, smooths the impact of the Renminbi exchange rate on the processing and sales of the Company’s crude oil refined products. However, the fluctuation of the Renminbi exchange rate will still have an effect on the income of the upstream sector.

Cyber-security risks: the Company has a well-established network safety system, information infrastructure and operation system, and network safety information platform, devotes significant resources to protecting our digital infrastructure and data against cyber-attacks. However, if our systems against cyber-security risk are proved to be ineffective, we could be adversely affected by, among other things, disruptions to our business operations, and loss of proprietary information, including, intellectual property, financial information and employer and customer data, thus causing harm to our personnel, property, environment and reputation. As cyber-security attacks continue to evolve, we may be required to expend additional resources to enhance our protective measures against cyber-security breaches.

By Order of the Board
Zhang Yuzhuo
Chairman

Beijing, China, 26 March 2021

REPORT OF THE BOARD OF SUPERVISORS

Dear Shareholders:

In 2020, the Board of Supervisors and each Supervisor of Sinopec Corp. diligently performed their supervision responsibilities, actively participated in the supervision process of decision making, carefully reviewed and effectively supervised the major decisions of the Company, and endeavored to safeguard the interests of shareholders and the Company in accordance with the PRC Company Law and the Articles of Association of Sinopec Corp.

During this reporting period, the Board of Supervisors held four meetings in total, and mainly reviewed and approved the proposals in relation to the Company’s periodic report, financial statements, Communication on Progress for Sustainable Development, internal control assessment report and working report of the Board of Supervisors, etc.

On 27 March 2020, the 8th meeting of the seventh session of the Board of Supervisors was held, and the proposals in relation to Annual Report of Sinopec Corp. for 2019, the Financial Statements of Sinopec Corp. for 2019, 2019 Communication on Progress for Sustainable Development of Sinopec Corp., Internal Control Assessment Report of Sinopec Corp. for 2019, Work Report of the Board of Supervisors of Sinopec Corp. for 2019 and Work Plan of the Board of Supervisors of Sinopec Corp. for 2020, were reviewed and approved at the meeting.

On 29 April 2020, the 9th meeting of the seventh session of the Board of Supervisors was held, and the proposal in relation to the First Quarterly Report of Sinopec Corp. for 2020 and Proposal on Integration and Reorganisation of Zhongke Refining and Zhanjiang Dongxing were reviewed and approved at the meeting.

On 28 August 2020, the 10th meeting of the seventh session of the Board of Supervisors was held, and the Interim Report of Sinopec Corp. for 2020 and the Interim Financial Statements of Sinopec Corp. for 2020 were reviewed and approved at the meeting.

On 28 October 2020, the 11th meeting of the seventh session of the Board of Supervisors was held, and the Third Quarterly Report of Sinopec Corp. for 2020 and Baling Petrochemical Reorganization Proposal were reviewed and approved at the meeting.

In addition, the Supervisors attended the general meetings of shareholders and attended meetings of the Board. The Board of Supervisors also organised some of the Supervisors to attend the trainings for directors and supervisors of listed companies organised by Beijing Securities Supervisory Bureau under CSRC, which have further improved the Supervisors’ capabilities in performing supervisory duties.

Through supervision and inspection on the production and operation management as well as financial management conditions, the Board of Supervisors and all the Supervisors conclude that in 2020, facing the unfavourable conditions such as the outbreak of COVID-19 and a significant decline in crude oil price, the Company conscientiously implemented the decision-making and deployment of the Board of Directors, focused on prevention of COVID-19 and business operation targets, consecutively implemented “100-day overcoming difficulties and creating efficiency” campaign and subsequent campaigns to improve performance, maintaining the steadiness of business operations, and achieving better than expectation business performance. The Board of Supervisors had no objection to the supervised issues during this reporting period.

Firstly, the Board and the senior management of Sinopec Corp. performed their responsibilities pursuant to relevant laws and regulations, and implemented efficient management. The Board diligently fulfilled its obligations and exercised its rights under the PRC Company Law and the Articles of Association, and made informed decisions on major issues. The senior management diligently executed the resolutions approved by the Board, made all-out efforts to tap potentials and enhance efficiency, optimise business structures, committed to achieving the target of business operations set by the Board. During the reporting period, the Board of Supervisors did not discover any behavior of any Director or senior management which violated laws, regulations, or the Articles of Association, or was detrimental to the interests of Sinopec Corp. or its shareholders.

Secondly, the reports and financial statements prepared by Sinopec Corp. in 2020 complied with the relevant regulation of domestic and overseas securities regulators, the disclosed information truly, accurately, completely and fairly reflected Sinopec Corp.’s financial results and operation performance. The dividend distribution plan was made after comprehensive consideration of the long-term interests of Sinopec Corp. and the interests of the shareholders. No violation of confidential provisions of persons who prepared and reviewed the report was found.

Thirdly, Sinopec Corp.’s internal control system is effective. No material defects of internal control were found.

Fourthly, the consideration for selling assets made by Sinopec Corp. was fair and reasonable, neither insider trading, damage to shareholders’ interest nor losses of corporate assets was discovered.

Fifthly, all connected transactions between the Company and Sinopec Group were in compliance with the relevant rules and regulations of domestic and overseas listing exchanges. The pricing of all the connected transaction was fair and reasonable. No behaviors which is detrimental to the interests of Sinopec Corp. or its shareholders was discovered.

In 2021, the Board of Supervisors and each Supervisor will continue to follow the principle of due diligence and integrity, earnestly perform the duties of supervision as delegated by the shareholders, strictly review the significant decisions, strengthen the process control and supervision, increase the strength of inspection and supervision on subsidiaries and protect Sinopec Corp.’s benefit and its shareholders’ interests.

Zhao Dong
Chairman of the Board of Supervisors

26 March 2021

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

1     INTRODUCTION OF DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT

(1)	Directors
Zhang Yuzhuo, aged 59, Chairman of the Board of Directors of Sinopec Corp. Mr. Zhang is a Research Fellow, Ph.D. in engineering and Academician of the Chinese Academy of Engineering. Mr. Zhang is an alternate member of the 19th Central Committee of the Communist Party of China (“CPC”). In January 1997, he was appointed as Vice President of China Coal Research Institute; in February 1998, he temporarily served as Deputy General Manager of Yankuang Group Co. Ltd.; in July 1998, he was appointed as Vice President of China Coal Research Institute, Director and Deputy General Manager of China Coal Technology Corporation; in March 1999, he served as President of China Coal Research Institute and Chairman of China Coal Technology Corporation; in June 1999, he was appointed as President and Deputy Secretary of CPC Committee of China Coal Research Institute, and Chairman and Deputy Secretary of CPC Committee of China Coal Technology Corporation; in January 2002, he was appointed as Deputy General Manager of Shenhua Group Corporation Limited, and served concurrently as Chairman and General Manager of China Shenhua Coal Liquefaction Company Limited; in August 2003, he was appointed as Deputy General Manager and Member of the Leading Party Member Group of Shenhua Group Corporation Limited, and served concurrently as Chairman of China Shenhua Coal Liquefaction Company Limited; in December 2008, he was appointed as Director, General Manager and Member of the Leading Party Member Group of Shenhua Group Corporation Limited; in July 2009, he served concurrently as Vice Chairman of All-China Federation of Returned Overseas Chinese; in May 2014, he was appointed as Chairman and Secretary of the Leading Party Member Group of Shenhua Group Corporation Limited, and served concurrently as Chairman of China Shenhua Energy Company Limited; in March 2017, he served as a member of the Standing Committee of the CPC Tianjin Municipal Committee and Secretary of the CPC Binhai New Area Committee; in July 2017, he served concurrently as Chairman of Sino-Singapore Tianjin Eco-City Investment & Development Co., Ltd.; in May 2018, he served concurrently as Director of China (Tianjin) Pilot Free Trade Zone Administration; in January 2020, he was appointed as Chairman and Secretary of the Leading Party Member Group of China Petrochemical Corporation. In March 2020, he was elected as Chairman of the Board of Directors of Sinopec Corp.

Ma Yongsheng, aged 59, Director and President of Sinopec Corp. Mr. Ma is a professor level senior engineer with a Ph.D. degree and an academician of the Chinese Academy of Engineering. Mr. Ma is a member of the 13th National Committee of Chinese People’s Political Consultative Conference (“CPPCC”). In April 2002, he was appointed as Chief Geologist of Sinopec Southern Exploration and Production Company; in April 2006, he was appointed as Executive Deputy Manager (in charge of overall management), Chief Geologist of Sinopec Southern Exploration and Production Company; in January 2007, he was appointed as General Manager and Party Secretary of CPC Committee of Sinopec Southern Exploration and Production Company; in March 2007, he served as General Manager and Deputy Party Secretary of CPC Committee of Sinopec Exploration Company; in May 2007, he was appointed as Deputy Commander of Sichuan-East China Gas Pipeline Project Headquarter of Sinopec Corp., General Manager and Deputy Secretary of CPC Committee of Sinopec Exploration Company; in May 2008, he was appointed as Deputy Director General of Exploration and Production Department of Sinopec Corp. (Director General Level) and Deputy Commander of Sichuan-East China Gas Pipeline Project Headquarter; in July 2010, he served as Deputy Chief Geologist of Sinopec Corp.; in August 2013, he was appointed as Chief Geologist of Sinopec Corp.; in December 2015, he served as Vice President of China Petrochemical Corporation and was appointed as Senior Vice President of Sinopec Corp.; in January 2017, he was appointed as Member of the Leading Party Member Group of China Petrochemical Corporation; in April 2019, he was appointed as Director, President and Vice Secretary of the Leading Party Member Group of China Petrochemical Corporation. In February 2016, he was elected as Director of Sinopec Corp.; in October 2018, he was appointed as President of Sinopec Corp.

Yu Baocai, aged 56, Director and Senior Vice President of Sinopec Corp. Mr. Yu is a senior engineer with a master’s degree in economics. In September 1999, Mr. Yu was appointed as Deputy General Manager of Daqing Petrochemical Company; in December 2001, he was appointed as General Manager and Deputy Secretary of CPC Committee of Daqing Petrochemical Company; in September 2003, he was appointed as General Manager and Secretary of CPC Committee of Lanzhou Petrochemical Company; in June 2007, he was appointed as General Manager and Deputy Secretary of CPC Committee of Lanzhou Petrochemical Company and General Manager of Lanzhou Petroleum & Chemical Company; in September 2008, he was appointed as a member of the Leading Party Member Group and Deputy General Manager of China National Petroleum Corporation (“CNPC”) and since May 2011, he acted concurrently as Director of PetroChina Company Limited; in June 2018, he was appointed as a Member of the Leading Party Member Group and Vice President of China Petrochemical Corporation. In October 2018, Mr. Yu was elected as Director of Sinopec Corp.; in September 2020, he was appointed as Senior Vice President of Sinopec Corp.

Liu Hongbin, aged 58. Director and Senior Vice President of Sinopec Corp. Mr. Liu is a senior engineer with a bachelor’s degree. In June 1995, he was appointed as Chief Engineer of Tuha Petroleum Exploration & Development Headquarters; in July 1999, he was appointed as Deputy General Manager of PetroChina Tuha Oilfield Company; in July 2000, he was appointed as Commander and Deputy Secretary of CPC Committee of Tuha Petroleum Exploration & Development Headquarters; in March 2002, he served as General Manager of the Planning Department of PetroChina Company Limited; in September 2005, he served as Director of the Planning Department of CNPC; in June 2007, he was appointed as Vice President of PetroChina Company Limited, and in November 2007, he served concurrently as General Manager and Secretary of CPC Committee of the Marketing Branch of PetroChina Company Limited; in June 2009, he served concurrently as General Manager and Deputy Secretary of CPC Committee of the Marketing Branch of PetroChina Company Limited; in July 2013, he was appointed as Member of the Leading Party Member Group and Deputy General Manager of CNPC and in August 2013, he served concurrently as an Executive Director and General Manager of Daqing Oilfield Company Limited, Director of Daqing Petroleum Administration Bureau and Deputy Secretary of CPC Committee of Daqing Oilfield; in May 2014, he served concurrently as Director of PetroChina Company Limited; in November 2019, he was appointed as a member of the Leading Party Member Group of China Petrochemical Corporation; in December 2019, he was appointed as Vice President of China Petrochemical Corporation. In March 2020, he was appointed as Senior Vice President of Sinopec Corp.; in May 2020, he was elected as Director of Sinopec Corp.

Ling Yiqun, aged 58, Director and Senior Vice President of Sinopec Corp. Mr. Ling is a professor level senior engineer with a Ph.D. degree. From 1983, he worked in the refinery of Beijing Yanshan Petrochemical Company and the Refining Department of Beijing Yanshan Petrochemical Company Ltd.; in February 2000, he was appointed as Deputy Director General of Refining Department of Sinopec Corp.; in June 2003, he was appointed as Director General of Refining Department of Sinopec Corp.; in July 2010, he was appointed as Vice President of Sinopec Corp.; in May 2012, he was appointed concurrently as Executive Director, President and Secretary of CPC Committee of Sinopec Refinery Product Sales Company Limited; in August 2013, he was appointed concurrently as President and Secretary of CPC Committee of Sinopec Qilu Petrochemical Company, and President of Sinopec Qilu Company; in March 2017, he was appointed as Vice President of China Petrochemical Corporation; since April 2019, he has been a member of the Leading Party Member Group of China Petrochemical Corporation. In February 2018, he was appointed as Senior Vice President of Sinopec Corp.; in May 2018, he was elected as Director of Sinopec Corp.

Zhang Shaofeng, aged 49, Director of Sinopec Corp., Mr. Zhang is a professor level senior accountant with a master’s degree in business administration. In December 2008, he was appointed as Chief Accountant and Member of the CPC Committee of Trans-Asia Gas Pipeline Company Limited of CNPC; in July 2017, he was appointed as General Manager of Finance Department of CNPC (中國石油天然氣集團公司) and served concurrently as General Manager of Finance Department of PetroChina Company Limited; in December 2017, he was appointed as General Manager of Finance Department of CNPC (中國石油天然氣集團有限公司) and served concurrently as General Manager of Finance Department of PetroChina Company Limited; in July 2020, he was appointed as Member of the Leading Party Member Group and Chief Accountant of China Petrochemical Corporation. In September 2020, he was elected as Director of Sinopec Corp.

Tang Min, aged 67, Independent Director of Sinopec Corp. Mr. Tang has a Ph.D. degree in economics. He presently acts as Counsellor of the State Council of the PRC and Executive Vice Chairman of YouChange China Social Entrepreneur Foundation. He was an economist and senior economist at the Economic Research Centre of the Asian Development Bank between 1989 and 2000; chief economist at the Representative office of the Asian Development Bank in China between 2000 and 2004; Deputy Representative at the Representative Office of the Asian Development Bank in China between 2004 and 2007 and Deputy Secretary-General of the China Development Research Foundation between 2007 and 2010. In May 2015, he was appointed as Independent Director of Sinopec Corp.

Cai Hongbin, aged 53, Independent Director of Sinopec Corp. Mr. Cai is Dean of Faculty of Business and Economics and Professor of Economics of the University of Hong Kong. Mr. Cai has a Ph.D. degree in Economics. From 1997 to 2005, Mr. Cai taught at the University of California, Los Angeles. Since 2005, he served as a professor and Ph.D. supervisor in Applied Economics Department at Guanghua School of Management at Peking University, and he once served as Director, Assistant to the Dean and Vice Dean of the Applied Economics Department. From December 2010 to January 2017, he served as Dean of Guanghua School of Management at Peking University. In June 2017, he joined the Faculty of Business and Economics of the University of Hong Kong. Mr. Cai once served as a member of the 12th National People’s Congress, a member of Beijing Municipal Committee of CPPCC, a member of the 11th Central Committee of China Democratic League, Deputy Chairman of Beijing Municipal Committee of China Democratic League and a Special Auditor of the National Audit Office. He currently serves as an Independent Director of CCB International (Holdings) Limited and Ping An Bank Co., Ltd. In May 2018, he was elected as Independent Director of Sinopec Corp.

Ng, Kar Ling Johnny, aged 60, Independent Director of Sinopec Corp. Mr. Ng currently is a practicing Certified Public Accountant in Hong Kong, a practicing auditor and Certified Public Accountant in Macau, a Fellow of the Hong Kong Institute of Certified Public Accountants (FCPA), a Fellow of the Association of Chartered Certified Accountant (FCCA), and a Fellow of the Institute of Chartered Accountants in England and Wales (FCA). Mr. Ng obtained a bachelor’s degree and a master’s degree in businessadministration from the Chinese University of Hong Kong in 1984 and 1999, respectively. Mr. Ng joined KPMG (Hong Kong) in 1984 and became a Partner in 1996. He acted as a Managing Partner from June 2000 to September 2015 and Vice Chairman of KPMG China from October 2015 to March 2016. Mr. Ng currently serves as Independent Non-executive Director of China Vanke Co., Ltd., Fangdd Network Group Ltd. and Metallurgical Corporation of China Ltd. In May 2018, he was elected as Independent Director of Sinopec Corp.

LIST OF MEMBERS OF THE BOARD

					Remuneration
					paid by	Whether
					in 2020	paid by	Equity interests in Sinopec Corp.
			Position in		(RMB 1,000,	the holding	(as at 31 December)
Name	Gender	Age	Sinopec Corp.	Tenure	before tax)	Company	2020	2019
Zhang Yuzhuo	Male	59	Chairman	2020.03-2021.05	–	Yes	0	0
Ma Yongsheng	Male	59	Board Director, President	2016.02-2021.05	1,013.1	No	0	0
Yu Baocai	Male	56	Board Director,	2018.10-2021.05	–	Yes	0	0
			Senior Vice President
Liu Hongbin	Male	58	Board Director,	2020.05-2021.05	–	Yes	0	0
			Senior Vice President
Ling Yiqun	Male	58	Board Director,	2018.05-2021.05	–	Yes	13,000	13,000
			Senior Vice President
Zhang Shaofeng	Male	49	Board Director	2020.09-2021.05	–	Yes	0	0
Tang Min	Male	67	Independent Director	2015.05-2021.05	350.0	No	0	0
Cai Hongbin	Male	53	Independent Director	2018.05-2021.05	350.0	No	0	0
Ng, Kar Ling Johnny	Male	60	Independent Director	2018.05-2021.05	350.0	No	0	0

LIST OF FORMER MEMBERS OF THE BOARD

					Remuneration
					paid by	Whether
					in 2020	paid by	Equity interests in Sinopec Corp.
			Position in		(RMB 1,000,	the holding	(as at 31 December)
Name	Gender	Age	Sinopec Corp.	Tenure	before tax)	Company	2020	2019
Dai Houliang	Male	57	Former Chairman	2009.05-2020.01	–	Yes	0	0
Li Yunpeng	Male	62	Former Director	2017.06-2020.03	–	Yes	0	0
Li Yong	Male	57	Former Director	2018.05-2020.09	–	Yes	0	0
Fan Gang	Male	67	Former Independent Director	2015.05-2020.08	–	NO	0	0
Note: According to regulation of the authority, Mr. Fan Gang did not get remuneration from the Company.

(2)	Supervisors
Zhao Dong, aged 50, Chairman of Board of Supervisors of Sinopec Corp. Mr. Zhao is a professor level senior accountant with a Ph.D. degree. In July 2002, he was appointed as Chief Accountant and General Manager of Financial Assets Department of CNPC International (Nile) Ltd.; in January 2005, he was appointed as Deputy Chief Accountant and Executive Deputy Director of Financial and Capital Operation Department of China National Oil and Gas Exploration and Development Corporation; in April 2005, he was appointed as Deputy Chief Accountant and General Manager of Financial and Capital Operation Department of China National Oil and Gas Exploration and Development Corporation; in June 2008, he was appointed as Chief Accountant of China National Oil and Gas Exploration and Development Corporation; in October 2009, he was appointed as Chief Accountant of China National Oil and Gas Exploration and Development Corporation and Chief Financial Officer of PetroChina International Investment Company Limited; in September 2012, he was appointed as Deputy General Manager of CNPC Nile Company; in August 2013, he was appointed as General Manager of CNPC Nile Company; in November 2015, he was appointed as Chief Financial Officer of PetroChina Company Limited. In November 2016, he was appointed as a Member of the Leading Party Member Group and Chief Accountant of China Petrochemical Corporation; in May 2020, he was appointed as Director and Deputy Secretary of the Leading Party Member Group of China Petrochemical Corporation. In June 2017, he was elected as Chairman of Board of Supervisors of Sinopec Corp.

Jiang Zhenying, aged 56, Supervisor of Sinopec Corp. Mr. Jiang is a professor level senior economist with a Ph.D. degree in management. In December 1998, he was appointed as Vice President of China Petrochemical Supplies & Equipment Co., Ltd.; in February 2000, he was appointed as Deputy Director General of Sinopec Procurement Management Department; in December 2001, he was appointed as Director General of Sinopec Procurement Management Department; in November 2005, he concurrently held the positions of Chairman of Board of Directors, President and Secretary of CPC Committee of China Petrochemical International Co., Ltd.; in March 2006, he was appointed as Director General (General Manager), Executive Director and Secretary of the CPC Committee of Sinopec Procurement Management Department (Sinopec International Co. Ltd.); in April 2010, he was appointed as Director General (General Manager), Executive Director and Deputy Secretary of the CPC Committee of Sinopec Procurement Management Department (Sinopec International Co. Ltd); in November 2014, he was appointed as Director of Safety Supervisory Bureau of China Petrochemical Corporation and Director General of Safety Supervisory Department of Sinopec Corp.; in May 2017, he was appointed as Deputy Director General (Director
General level) of the Office of Leading Party Member Group Inspection Work of China Petrochemical Corporation; in December 2018, he was appointed as Director of Audit Bureau of China Petrochemical Corporation, and Director of Audit Department of Sinopec Corp.; in December 2019, he was appointed as President of Audit Bureau of Sinopec Corp. and Director of the Office of Audit Committee of Leading Party Member Group of China Petrochemical Corporation. In December 2010, he was elected as Employee’s Representative Supervisor of Sinopec Corp.; in May 2018, he was elected as Supervisor of Sinopec Corp.

Li Defang, aged 59, Employee’s Representative Supervisor of Sinopec Corp. Mr. Li is a professor level senior engineer with a Ph.D. degree. In May 2001, he was appointed as Deputy Secretary of CPC Committee and Trade Union Chairman of Sinopec Engineering Incorporation; in December 2001, he was appointed as Director General of Information System Management Department of Sinopec Corp.; in September 2013, he was appointed as Director General of Informatization Management Department of Sinopec Corp.; in October 2014, he was appointed as Chairman of Petro-CyberWorks Information Technology Co., Ltd.; in January 2018, he was elected as Employee Supervisor of China Petrochemical Corporation; in March 2019, he was appointed as Secretary of CPC Committee of Sinopec Management Institute (Sinopec Communist Party School); in November 2020, he was appointed as the Secretary of CPC Committee of Sinopec Management Institute and Executive Vice Principal of Sinopec Communist Party School. In May 2020, he was elected as Employee’s Representative Supervisor of Sinopec Corp.

Lv Dapeng, aged 59, Employee’s Representative Supervisor of Sinopec Corp. Mr. Lv is a professor level senior administration engineer with a Master’s degree of business administration. In December 2001, he was appointed as Deputy Director General of China Petrochemical News; in March 2003, he was appointed as Deputy Director General and Chief Editor of China Petrochemical News; in June 2004, he was appointed as Director General and Chief Editor of China Petrochemical News; in December 2004, he was appointed as Director General, Secretary of CPC Committee and Chief Editor of China Petrochemical News; in March 2011, he was appointed as Director General of Corporate Culture Department of Sinopec Corp., and Director General of the Political Work Department of and Deputy Secretary of the CPC Committee directly under China Petrochemical Corporation; in June 2012, he was appointed concurrently as Deputy Director General of Working Committee of Trade Union and Deputy Director of the Youth Working Committee of China Petrochemical Corporation; in March 2015, he was appointed as Director General of Corporate Culture Department of Sinopec Corp. and Director General of Communications Department (Press Office) of China Petrochemical Corporation; in December 2019, he was appointed as Director General of Corporate Culture Department of Sinopec Corp., Director General of Communication Department and Director General of Press Office of China Petrochemical Corporation. In January 2021, he was elected as Employee’s Representative Supervisor of Sinopec Corp.

Chen Yaohuan, aged 57, Employee’s Representative Supervisor of Sinopec Corp. Mr. Chen is a professor level senior engineer with a Master’s degree awarded by Central Party School of the CPC. In October 2008, he was appointed as Deputy Director General of Refining Department of Sinopec Corp.; in March 2015, he was appointed as Executive Director, General Manager and Deputy Secretary of the CPC Committee of Sinopec Beihai Refining and Chemical Limited Liability Company; in May 2015, he was appointed as a member of the Standing Committee of the CPC Beihai Municipal Committee; in June 2018, he was appointed as General Manager and Deputy Secretary of the CPC Committee of Guanzhou Branch of Sinopec Corp. and General Manager of Guangzhou Branch of Sinopec Assets Management Corporation; in July 2019, he was appointed as Deputy Director General (Director General Level) and Chief Engineer of Refining Department of Sinopec Corp.; in October 2019, he was appointed concurrently as Chairman of Sinopec Kantons International Limited and Sinopec Kantons Holdings Limited; in December 2019, he was appointed as General Manager and Chief Engineer of Refining Department of Sinopec Corp.; in December 2019, he was appointed concurrently as Vice Chairman and Chairman of Audit Committee of Yanbu Aramco Sinopec Refining Company Ltd.; in August 2020, he was appointed concurrently as Executive Director and Secretary of CPC Committee of Sinopec Petroleum Marketing Company Limited and Chairman of Sinopec Petroleum Storage and Reserve Limited. In January 2021, he was elected as Employee’s Representative Supervisor of Sinopec Corp.

LIST OF MEMBERS OF THE BOARD OF SUPERVISORS

						Whether
					Remuneration	paid by the
					paid by	shareholders
					Sinopec Corp.	of the	Equity interests
					in 2020	Company or	in Sinopec Corp.
			Position in		(RMB 1,000,	their related	(as of 31 December)
Name	Gender	Age	Sinopec Corp.	Tenure	before tax)	entities	2020	2019
Zhao Dong	Male	50	Chairman of the	2017.06-2021.05	–	Yes	0	0
			Board of Supervisors
Jiang Zhenying	Male	56	Supervisor	2018.05-2021.05	1,159.4	No	0	0
Li Defang	Male	59	Employee Representative Supervisor	2020.05-2021.05	–	Yes	40,000	40,000
Lv Dapeng	Male	59	Employee representative Supervisor	2021.01-2021.05	–	Yes	0	0
Chen Yaohuan	Male	57	Employee Representative Supervisor	2021.01-2021.05	–	Yes	0	0

Note: Mr. Li Defang holds 40,000 A shares of Sinopec Corp.(the actual holder of the said shares is the spouse of Mr. Li Defang).

LIST OF FORMER MEMBERS OF THE BOARD OF SUPERVISORS

						Whether
						paid by the
					Remuneration	shareholders
					paid by	of the	Equity interests
					in 2020	Company or	in Sinopec Corp.
			Position in		(RMB 1,000,	their related	(as of 31 December)
Name	Gender	Age	Sinopec Corp.	Tenure	before tax)	entities	2020	2019
Yu Xizhi	Male	58	Employee Representative Supervisor	2017.06-2020.05	761.9	No	0	0
Zhou Hengyou	Male	57	Employee Representative Supervisor	2018.05-2020.05	760.0	No	0	0
Yang Changjiang	Male	60	Supervisor	2018.05-2020.09	–	Yes	0	0
Zhang Baolong	Male	61	Supervisor	2018.05-2020.09	–	Yes	0	0
Zou Huiping	Male	60	Supervisor	2006.05-2021.01	885.1	No	0	0
Sun Huanquan	Male	56	Employee Representative Supervisor	2020.05-2021.01	466.3	No	0	0
Yu Renming	Male	57	Employee Representative Supervisor	2010.12-2021.01	–	Yes	0	0

(3)	Other Members of Senior Management
Chen Ge, aged 58, Senior Vice President of Sinopec Corp. Mr. Chen is a senior economist with a Master’s degree. In February 2000, he was appointed as Deputy Director General of the Board Secretariat of Sinopec Corp.; in December 2001, he was appointed as Director General of the Board Secretariat of Sinopec Corp.; in April 2003, he was appointed as Secretary to the Board of Directors of Sinopec Corp.; from April 2005 to August 2013, he was appointed concurrently as Director General of Corporate Reform & Management Dept. of Sinopec Corp.; in July 2010, he was appointed as Assistant to President of China Petrochemical Corporation; from December 2013 to December 2015, he was appointed temporarily as Deputy Secretary-General of Guizhou Provincial People’s Government and a member of the Leading Party Member Group of Guizhou Provincial General Office; in November 2015, he was appointed as Employee’s Representative Director of China Petrochemical Corporation; in December 2017, he was appointed concurrently as Director General of Corporate Reform & Management Dept. of Sinopec Corp.; in October 2018, he was appointed as Senior Vice President of Sinopec Corp.

Yu Xizhi, aged 58, Vice President of Sinopec Corp. Mr Yu is a professor-level senior engineer with a Ph.D. degree in engineering. In August 1997, he was appointed as Deputy General Manager of Anqing Petrochemical General Plant and concurrently as General Manager of Fertiliser Plant; in September 1999, he became a member of the CPC Standing Committee of Anqing Petrochemical General Plant; in February 2000, he was appointed as Deputy General Manager of Sinopec Anqing Company and in September 2000, he was appointed as General Manager of Sinopec Anqing Company; in January 2005, he was appointed as General Manager of Anqing Petrochemical General Plant and from May 2009 to July 2010, he temporarily served as a member of the Standing Committee of the CPC Anqing Municipal Committee; in July 2010, he became General Manager and Deputy Secretary of the CPC Committee of Maoming Petrochemical Company and General Manager of Sinopec Maoming Company; in July 2016, Mr. Yu was appointed as head of Maoming-Zhanjiang Integration Leading Group; in December 2016, he became Executive Director, General Manager and Deputy Secretary of the CPC Committee of Zhongke (Guangdong) Refining and Petrochemical Co., Ltd.; in April 2017, Mr. Yu was appointed as Director General of Human Resources Department of Sinopec Corp.; in June 2017, he was elected as Employee’s Representative Supervisor of Sinopec Corp.; in December 2019, he was appointed as President of Human Resource Department of Sinopec Corp. and the Director General of Organization Department of China Petrochemical Corporation; in January 2020, he was elected as Director of China Petrochemical Corporation. In July 2020, he was appointed as Vice President of Sinopec Corp.

Shou Donghua, aged 51, Chief Financial Officer of Sinopec Corp. Ms. Shou is a professor level senior accountant with a Master’s degree of business administration. In July 2010, she was appointed as the Chief Financial Officer of Sinopec Zhenhai Refining & Chemical Company; in October 2014, she was appointed as Deputy Director General of Human Resource Department of Sinopec Corp.; in August 2017, she was appointed as the Secretary of CPC Committee of Sinopec Zhenhai Refining & Chemical Company and Deputy General Manager of Sinopec Zhenhai Refining & Chemical Company; in August 2018, she was appointed as the Director General of Finance Department of China Petrochemical Corporation and concurrently served as the Chairman of Sinopec Century Bright Capital Investment Limited; in December 2019, she was appointed as General Manager of Finance Department of Sinopec Corp. and concurrently served as the Chairman of Sinopec Century Bright Capital Investment Limited; in January 2020, she was appointed as Chief Financial Officer of Sinopec Corp.

Zhao Rifeng, aged 58, Vice President of Sinopec Corp. Mr. Zhao is a professor level Senior Engineer with a Master’s degree. In July 2000, he was appointed as Deputy General Manager of Sinopec Jinling Petrochemical Co., Ltd. and Deputy Manager of Sinopec Jinling Company; in October 2004, he was appointed as General Manager of Sinopec Jinling Company; in October 2006, he was appointed as Vice Chairman and General Manager of Sinopec Jinling Petrochemical Co., Ltd.; in November 2010, he was appointed as Chairman, General Manger, Deputy Secretary of CPC Committee of Sinopec Jinling Petrochemical Co., Ltd.; in August 2013, he was appointed as Director General of Refining Department of Sinopec Corp.; in December 2017, he was appointed as the Director General of the Marketing Department of Sinopec Corp. and Chairman and Secretary of CPC Committee of Sinopec Marketing Company Limited; in December 2019, he was appointed as the President of the Marketing Department of Sinopec Corp. and Chairman and Secretary of CPC Committee of Sinopec Marketing Company Limited. In February 2018, he was appointed as Vice President of Sinopec Corp.

Huang Wensheng, aged 54, Vice President of Sinopec Corp., Secretary to the Board of Directors. Mr. Huang is a professor level senior economist with a university diploma. In March 2003, he was appointed as Deputy Director General of the Board Secretariat of Sinopec Corp.; in May 2006, he was appointed as Representative on Securities Matters of Sinopec Corp.; in August 2009, he was appointed as the Deputy Director General of President’s office of Sinopec Corp.; in September 2009, he was appointed as Director General of the Board Secretariat of Sinopec Corp.; in May 2012, he was appointed as Secretary to the Board of Directors of Sinopec Corp.; in June 2018, he was appointed concurrently as Director General of Department of Capital Management and Financial Services of China Petrochemical Corporation; in July 2018, he was appointed concurrently as Chairman, and Secretary of CPC Committee of Sinopec Capital Co., Ltd.; in December 2019, he was appointed as President of Department of Capital Management and Financial Services of China Petrochemical Corporation. In May 2014, he was appointed as Vice President of Sinopec Corp.

LIST OF MEMBERS OF THE SENIOR MANAGEMENT

					Whether
				Remuneration	paid by the
				paid by	shareholders
				Sinopec Corp.	of the
				in 2020	Company or	Equity interests in Sinopec Corp.
			Position in	(RMB 1,000,	their related	(as of 31 December)
Name	Gender	Age	Sinopec Corp.	before tax)	entities	2020	2019
Chen Ge	Male	58	Senior Vice President	1,510.6	No	0	0
Yu Xizhi	Male	58	Vice President	317.3	No	0	0
Shou Donghua	Female	51	Chief Financial Officer	805.4	No	0	0
Zhao Rifeng	Male	58	Vice President	1,622.1	No	0	0
Huang Wensheng	Male	54	Vice President, Board Secretary	1,252.4	No	0	0

LIST OF FORMER MEMBERS OF THE SENIOR MANAGEMENT

Whether
				Remuneration	paid by the
				paid by	shareholders
				Sinopec Corp.	of the
				in 2020	Company or	Equity interests in Sinopec Corp.
			Position in	(RMB 1,000,	their related	(as of 31 December)
Name	Gender	Age	Sinopec Corp.	before tax)	entities	2020	2019
Lei Dianwu	Male	58	Former Senior Vice President	1,173.3	No	0	0

2     INFORMATION ON APPOINTMENT OR TERMINATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT
On 13 January 2020, Ms. Shou Donghua was appointed as Chief Financial Officer of Sinopec Corp.

On 19 January 2020, Mr. Dai Houliang resigned as Chairman of the Board, Non-executive Director and Chairman of each of the Strategy Committee, Nomination Committee and Social Responsibility Management Committee of the Board of Sinopec Corp. due to change of working arrangement.On 24 March 2020, Mr. Li Yunpeng resigned as Non-executive Director and member of Remuneration and Appraisal Committee of Sinopec Corp. due to his age.

On 25 March 2020, Mr. Zhang Yuzhuo was appointed as Chairman of the Board, Non-executive Director and Chairman of each of the Strategy Committee, Nomination Committee and Social Responsibility Management Committee of the Board of Sinopec Corp.

On 25 March 2020, Mr. Liu Hongbin was appointed as Senior Vice President of Sinopec Corp.

On 18 May 2020, Mr. Zhou Hengyou resigned as Employee’s Representative Supervisor of Sinopec Corp. due to change of working arrangement.

On 18 May 2020, Mr. Yu Xizhi resigned as Employee’s Representative Supervisor of Sinopec Corp. due to change of working arrangement.

On 18 May 2020, Mr. Sun Huanquan was elected as Employee’s Representative Supervisor of the seventh session of of the Board of Supervisors of Sinopec Corp.

On 18 May 2020, Mr. Li Defang was elected as Employee’s Representative Supervisor of the seventh session of of the Board of Supervisors of Sinopec Corp.

On 19 May 2020, Mr. Liu Hongbin was elected as Executive Director of the seventh session of Board of Directors of Sinopec Corp.

On 23 July 2020, Mr. Yu Xizhi was appointed as Vice President of Sinopec Corp.

On 12 August 2020, Mr. Lei Dianwu resigned as Senior Vice President of Sinopec Corp. due to change of working arrangement.

On 28 August 2020, Mr. Fan Gang resigned as Independent Non-Executive Director, member of the Strategy Committee, Chairman of the Remuneration and Review Committee and member of the Social Responsibility Management Committee of Sinopec Corp. due to need of work.

On 9 September 2020, Mr. Yang Changjiang resigned as Supervisor of Sinopec Corp. due to age.

On 9 September 2020, Mr. Zhang Baolong resigned as Supervisor of Sinopec Corp. due to age.

On 11 September 2020, Mr. Yu Baocai was appointed as Senior Vice President of Sinopec Corp.

On 22 September 2020, Mr. Li Yong resigned as Non-Executive Director of Sinopec Corp. due to change of working arrangement.

On 28 September 2020, Mr. Zhang Shaofeng was elected as Non-Executive Director of the seventh session of Board of Directors of Sinopec Corp.

On 11 January 2021, Mr. Yu Renming resigned as Employee’s Representative Supervisor of Sinopec Corp. due to change of working arrangement.

On 11 January 2021, Mr. Sun Huanquan resigned as Employee’s Representative Supervisor of Sinopec Corp. due to change of working arrangement.

On 11 January 2021, Mr. Lv Dapeng was elected as Employee’s Representative Supervisor of the seventh session of the Board of Supervisors of Sinopec Corp.

On 11 January 2021, Mr. Chen Yaohuan was elected as Employee’s Representative Supervisor of the seventh session of the Board of Supervisors of Sinopec Corp.

On 28 January 2021, Mr. Zou Huiping resigned as Supervisor of Sinopec Corp. due to age.

3     CHANGE OF SHAREHOLDING OF DIRECTORS, SUPERVISORS, AND THE SENIOR MANAGEMENT
There is no change in shareholdings of the Company by Directors, Supervisors and other senior managements during the reporting period.

4     CONTRACTUAL INTERESTS OF DIRECTORS AND SUPERVISORS
As of 31 December 2020 or any time during the reporting period, no Director or Supervisor of the Company entered into any agreement with any of Sinopec Corp., its controlling shareholder, any subsidiary or related subsidiary which shall significantly benefit such Director or Supervisor.

5     CONTRACTS WITH DIRECTORS AND SUPERVISORS
The Company has entered into service contracts with all the Directors and Supervisors. None of the Directors and Supervisors has entered into or will enter into service contracts that are not determinable by the Company within one year without payment of compensation (other than statutory compensation).

6     REMUNERATION OF DIRECTORS, SUPERVISORS, AND THE SENIOR MANAGEMENT
During this reporting period, there is a total of 14 Directors, Supervisors and other senior management that received remuneration from Sinopec Corp. with a total amount of RMB 12.7769 million.

7     THE COMPANY’S EMPLOYEES
As at 31 December 2020, the Company has a total of 384,065 employees. There are a total of 259,639 retired employees to be reimbursed by Sinopec Corp. Sinopec Marketing Co. Limited and China International United Petroleum and Chemical Company Limited, the principal subsidiaries of Sinopec Corp., have 1,251 and 438 employees respectively.

THE BREAKDOWN ACCORDING TO THE MEMBERS OF EACH OPERATION SEGMENT AS FOLLOWS: (INCLUDING EXPLORATION AND PRODUCTION, REFINING, MARKETING AND DISTRIBUTION, CHEMICALS, R&D AND OTHERS)

EMPLOYEES’ PROFESSIONAL STRUCTURE AS FOLLOWS: (INCLUDING PRODUCTION, SALES, TECHNOLOGY, FINANCE, ADMINISTRATION AND OTHERS)

EDUCATIONAL BACKGROUND STRUCTURE FOR EMPLOYEES AS FOLLOWS: (INCLUDING MASTER’S DEGREE OR ABOVE, UNDERGRADUATE, JUNIOR COLLEGE, SENIOR HIGH SCHOOL AND TECHNICAL SCHOOL DEGREES OR BELOW)

8     CHANGES OF CORE TECHNICAL TEAM OR KEY TECHNICIANS
During the reporting period, there are no significant changes of core technical team or key technicians.

9     EMPLOYEE BENEFITS SCHEME
Details of the Company’s employee benefits scheme are set out in Note 40 of the financial statements prepared under IFRS of this annual report. As at 31 December 2020, the Company has a total of 259,639 retired employees. All of them participated in the basic pension schemes administered by provincial (autonomous region or municipalities) governments. Government-administered pension schemes are responsible for the payments of basic pensions.

10   REMUNERATION POLICY
Based on a relatively united basic remuneration system, Sinopec Corp. has established its remuneration distribution system based on the value of positions, performance & contribution, with an aim to improve employee capabilities, and constantly improve employee performance evaluation and incentive & discipline mechanisms.

11   TRAINING PROGRAMS
In 2020, the Company made great efforts to conduct training programs, continuously improved the training system for all types of employees and continuously improved the level of intelligence and precision of the training programs. To speed up training for strategic, industry-leading and innovative professional talents, the Company launched training courses such as advanced seminar on innovative development for refining and chemical specialists, training projects for experts on the whole-process of refining, training courses on the integration of research and application of high-end materials and training project on upgrading innovation competitiveness. With a focus on forging a team of talents with knowledge, skill and innovation, the Company lays emphasis on craftsman spirit education and launched training projects such as the Sinopec Craftsman Forging project. The Company made explorations in establishing a matrix-type international talent training system, and launched training projects for overseas project managers and international business talents. In 2020, the training has covered 3,084 multiple types of talents. In addition, the Company strengthened online training which was attended by 680,000 times and participants have spent 13.86 million hours on the online training program.

PRINCIPAL WHOLLY-OWNED AND CONTROLLED SUBSIDIARIES

On 31 December, 2020, details of the principal wholly-owned and controlled subsidiaries of the Company were as follows:

Name of Company	Registered Capital RMB million	Percentage of shares held by Sinopec Corp. (%)	Total Assets RMB million	Net Assets RMB million	Net Profit/ (Net Loss) RMB million	Principal Activities
Sinopec International Petroleum Exploration and Production Limited	8,250	100	31,571	12,826	1,160	Investment in exploration, production and sale of petroleum and natural gas
Sinopec Great Wall Energy & Chemical Company Limited	22,761	100	30,490	10,453	(3,777)	Coal chemical industry investment management, production and sale of coal chemical products
Sinopec Yangzi Petrochemical Company Limited	15,651	100	32,966	20,843	26	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Yizheng Chemical Fibre Limited Liability Company	4,000	100	8,483	5,742	5	Production and sale of polyester chips and polyester fibres
Sinopec Lubricant Company Limited	3,374	100	9,011	4,450	617	Production and sale of refined petroleum products, lubricant base oil, and petrochemical materials
Sinopec Qingdao Petrochemical Company Limited	1,595	100	3,138	567	(120)	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Chemical Sales Company Limited	1,000	100	19,065	3,947	1,084	Marketing and distribution of petrochemical products
China International United Petroleum and Chemical Company Limited	5,000	100	147,791	37,346	6,671	Trading of crude oil and petrochemical products
Sinopec Overseas Investment Holding Limited	1,662 million USD	100	17,462	8,234	(4,338)	Overseas investment holding
Sinopec Catalyst Company Limited	1,500	100	10,921	5,665	664	Production and sale of catalyst products
China Petrochemical International Company Limited	1,400	100	19,803	3,618	(617)	Trading of petrochemical products
Sinopec Beihai Refining and Chemical Limited Liability Company petrochemical products	5,294	98.98	15,335	11,474	637	Import and processing of crude oil, production, storage and sale of petroleum products and petrochemical products
Sinopec Qingdao Refining and Chemical Company Limited	5,000	85	17,565	10,122	(221)	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Hainan Refining and Chemical Company Limited	9,606	75	30,651	19,540	1,183	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Marketing Co., Limited	28,403	70.42	495,923	234,691	22,415	Marketing and distribution of refined petroleum products
Sinopec Shanghai SECCO Petrochemical Company Limited	7,801	67.60	22,608	18,272	2,132	Production and sale of petrochemical products
Sinopec-SK (Wuhan) Petrochemical Company Limited	7,193	59	25,826	10,940	(920)	Production, sale, research and development of petroleum, petrochemical, ethylene and downstream by-products
Sinopec Kantons Holdings Limited	248 million HKD	60.33	13,479	12,385	2,047	Oil jetty and nature gas pipeline
Sinopec Shanghai Gaoqiao Petroleum and Chemical Limited	10,000	55	34,277	15,176	902	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Shanghai Petrochemical Company Limited	10,824	50.44	44,749	29,355	639	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products
Fujian Petrochemical Company Limited	10,492	50	14,150	12,999	243	Manufacturing of plastics, intermediate petrochemical products and petroleum products
Zhongke (Guangdong) Refining and Chemical Company Limited	6,397	90.3	45,315	19,682	423	Crude oil processing and petroleum products manufacturing
Sinopec Baling Petrochemical Co. Ltd.	3,000	55	11,368	4,740	257	Crude oil processing and petroleum products manufacturing

Note	1: All above subsidiaries except Fujian Petrochemical Company Limited are audited by PricewaterhouseCoopers Zhong Tian LLP or PricewaterhouseCoopers in 2020. KPMG Huazhen LLP served the exception.

2:  The above indicated total assets and net profit has been prepared in accordance with CASs. Except for Sinopec Kantons Holdings Limited and Sinopec Overseas Investment Holdings Ltd., which are incorporated in Bermuda and Hong Kong SAR, respectively, all of the above wholly-owned and non-wholly-owned subsidiaries are incorporated in the PRC. All of the above wholly-owned and controlling subsidiaries are limited liability companies except for Sinopec Shanghai Petrochemical Company Limited, Sinopec Marketing Co., Limited and Sinopec Kantons Holdings Limited. The Board of Directors considered that it would be redundant to disclose the particulars of all subsidiaries of Sinopec Corp. and, therefore, only those which have material impact on the results or assets of Sinopec Corp. are set out above.

REPORT OF THE PRC AUDITOR

PwC ZT Shen Zi (2021) No. 10001

To the Shareholders of China Petroleum & Chemical Corporation,

OPINION

What we have audited

We have audited the accompanying financial statements of China Petroleum & Chemical Corporation (hereinafter “Sinopec Corp.”), which comprise:

‧	the consolidated and company balance sheets as at 31 December 2020;

‧	the consolidated and company income statements for the year then ended;

‧	the consolidated and company cash flow statements for the year then ended;

‧	the consolidated and company statements of changes in shareholders’ equity for the year then ended; and

‧	notes to the financial statements.

Our opinion

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated and company’s financial position of Sinopec Corp. as at 31 December 2020, and their financial performance and cash flows for the year then ended in accordance with the requirements of Accounting Standards for Business Enterprises (“CASs”).

BASIS FOR OPINION

We conducted our audit in accordance with China Standards on Auditing (“CSAs”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

We are independent of Sinopec Corp. in accordance with the Code of Ethics for Professional Accountants of the Chinese Institute of Certified Public Accountants (“CICPA Code”), and we have fulfilled our other ethical responsibilities in accordance with the CICPA Code.

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

The key audit matter identified in our audit is “Recoverability of the carrying amount of fixed assets relating to oil and gas producing activities”.

Key Audit Matter	How our audit addressed the Key Audit Matter

Recoverability of the carrying amount of fixed assets relating to oil and gas producing activities

Refer to Note 13 “Fixed assets” and Note 56 “Principal accounting estimates and judgements” to the financial statements.

Low crude oil prices gave rise to possible indication that the carrying amount of fixed assets relating to oil and gas producing activities as at 31 December 2020 might be impaired. The Group has adopted value in use as the respective recoverable amounts of fixed assets relating to oil and gas producing activities, which involved key estimations or assumptions including:

–          Future crude oil prices;

–          Future production profiles;

–          Future cost profiles; and

–          Discount rates.

Because of the significance of the carrying amount of fixed assets relating to oil and gas producing activities as at 31 December 2020, together with the use of significant estimations or assumptions in determining their respective value in use, we had placed our audit emphasis on this matter.

In auditing the respective value in use calculations of fixed assets relating to oil and gas producing activities, we performed the following key procedures on the relevant discounted cash flow projections prepared by management:

‧     Obtained an understanding of the management’s internal control and assessment process of impairment of fixed assets relating to oil and gas producing activities and assessed the inherent risk of material misstatement by considering the degree of estimation uncertainty and level of other inherent risk factors such as complexity, subjectivity, changes and susceptibility to management bias or fraud.

‧     Evaluated and tested the key controls in respect of the preparation of the discounted cash flow projections of fixed assets relating to oil and gas producing activities.

‧     Assessed the methodology adopted in the discounted cash flow projections, tested mathematical accuracy of the projections, and the completeness, accuracy, and relevance of underlying data used in the projections.

‧     Compared estimates of future crude oil prices adopted by the Group against a range of published crude oil price forecasts.

‧     Compared the future production profiles against the oil and gas reserve estimation report approved by the management. Evaluated the competence, capability and objectivity of the management’s experts engaged in estimating the oil and gas reserves. Assessed key estimations or assumptions used in the reserve estimation, by reference to historical data, management plans and/or relevant external data.

‧     Compared the future cost profiles against historical costs and relevant budgets of the Group.

‧     Tested selected other key data inputs, such as natural gas prices and production profiles in the projections by reference to historical data and/or relevant budgets of the Group.

‧     Used professionals with specialized skill and knowledge to assist in the evaluation of the appropriateness of discount rates adopted by the management.

‧     Evaluated the sensitivity analyses prepared by the Group, and assessed the potential impacts of a range of possible outcomes.

Based on our work, we found the key assumptions and input data adopted were supported by the evidence we obtained.

OTHER INFORMATION

Management of Sinopec Corp. is responsible for the other information. The other information comprises all of the information included in 2020 annual report of Sinopec Corp. other than the financial statements and our auditor’s report thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF MANAGEMENT AND THOSE CHARGED WITH GOVERNANCE FOR THE FINANCIAL STATEMENTS

Management of Sinopec Corp. is responsible for the preparation and fair presentation of these financial statements in accordance with the CASs, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing these financial statements, management is responsible for assessing Sinopec Corp.’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intend to liquidate Sinopec Corp. or to cease operations, or have no realistic alternative but to do so.

Those charged with governance are responsible for overseeing Sinopec Corp.’s financial reporting process.

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether these financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with CSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with CSAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

‧
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

‧	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

‧	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

‧
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on Sinopec Corp.’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in these financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause Sinopec Corp. to cease to continue as a going concern.

‧
Evaluate the overall presentation (including the disclosures), structure and content of the financial statements, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

‧
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Sinopec Corp. to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE FINANCIAL STATEMENTS (CONT’D)

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

PricewaterhouseCoopers Zhong Tian LLP	Signing CPA	Zhao Jianrong
Shanghai, the People’s Republic of China		(Engagement Partner)

	Signing CPA	Hu Yang
26 March 2021

(A)   FINANCIAL STATEMENTS PREPARED UNDER CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES CONSOLIDATED BALANCE SHEET
As at 31 December 2020

	Notes	At 31 December 2020	At 31 December 2019

		RMB million	RMB million
Assets
Current assets
Cash at bank and on hand	5	184,412	128,052
Financial assets held for trading		1	3,319
Derivative financial assets	6	12,528	837
Accounts receivable	7	35,587	54,375
Receivables financing	8	8,735	8,661
Prepayments	9	4,862	5,063
Other receivables	10	33,602	24,190
Inventories	11	151,895	194,142
Other current assets		23,773	28,671
Total current assets		455,395	447,310
Non-current assets
Long-term equity investments	12	188,342	152,204
Other equity instrument investments		1,525	1,521
Fixed assets	13	589,285	625,706
Construction in progress	14	124,765	173,872
Right-of-use assets	15	189,583	198,051
Intangible assets	16	114,066	109,039
Goodwill	17	8,620	8,697
Long-term deferred expenses	18	9,535	8,935
Deferred tax assets	19	25,054	17,616
Other non-current assets	20	27,635	17,335
Total non-current assets		1,278,410	1,312,976
Total assets		1,733,805	1,760,286
Liabilities and shareholders’ equity
Current liabilities
Short-term loans	22	20,756	31,196
Derivative financial liabilities	6	4,826	2,729
Bills payable	23	10,394	11,834
Accounts payable	24	151,262	188,189
Contract liabilities	25	126,160	126,833
Employee benefits payable	26	7,081	4,807
Taxes payable	27	76,843	69,524
Other payables	28	84,600	75,376
Non-current liabilities due within one year	29	22,493	69,490
Other current liabilities	30	17,775	–
Total current liabilities		522,190	579,978
Non-current liabilities
Long-term loans	31	45,459	39,677
Debentures payable	32	38,356	19,157
Lease liabilities	33	172,306	177,674
Provisions	34	45,552	43,163
Deferred tax liabilities	19	8,124	6,809
Other non-current liabilities	35	17,942	15,454
Total non-current liabilities		327,739	301,934
Total liabilities		849,929	881,912
Shareholders’ equity
Share capital	36	121,071	121,071
Capital reserve	37	122,558	122,864
Other comprehensive income	38	1,038	(321)
Specific reserve		1,941	1,741
Surplus reserves	39	209,280	207,423
Retained earnings		286,575	287,187
Total equity attributable to shareholders of the Company		742,463	739,965
Minority interests		141,413	138,409
Total shareholders’ equity		883,876	878,374
Total liabilities and shareholders’ equity		1,733,805	1,760,286

These financial statements have been approved for issue by the board of directors on 26 March 2021.

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

BALANCE SHEET
As at 31 December 2020

	Notes	At 31 December	At 31 December
		2020	2019
		RMB million	RMB million
Assets
Current assets
Cash at bank and on hand		99,188	54,072
Derivative financial assets		7,776	940
Accounts receivable	7	21,763	21,544
Receivables financing		707	207
Prepayments	9	2,626	2,665
Other receivables	10	37,938	78,872
Inventories		39,034	49,116
Other current assets		14,048	25,149
Total current assets		223,080	232,565
Non-current assets
Long-term equity investments	12	343,356	304,687
Other equity instrument investments		428	395
Fixed assets	13	283,695	291,547
Construction in progress	14	59,880	60,493
Right-of-use assets	15	108,737	112,832
Intangible assets		8,779	8,809
Long-term deferred expenses		2,499	2,630
Deferred tax assets		12,661	7,315
Other non-current assets		26,828	2,490
Total non-current assets		846,863	791,198
Total assets		1,069,943	1,023,763
Liabilities and shareholders’ equity
Current liabilities
Short-term loans		20,669	19,919
Derivative financial liabilities		362	157
Bills payable		6,061	4,766
Accounts payable		65,779	75,352
Contract liabilities		5,840	5,112
Employee benefits payable		1,673	1,214
Taxes payable		43,500	43,025
Other payables		188,568	118,064
Non-current liabilities due within one year		12,026	59,596
Other current liabilities		439	–
Total current liabilities		344,917	327,205
Non-current liabilities
Long-term loans		30,413	12,680
Debentures payable		26,977	7,000
Lease liabilities		105,691	107,783
Provisions		36,089	34,514
Other non-current liabilities		3,581	4,471
Total non-current liabilities		202,751	166,448
Total liabilities		547,668	493,653
Shareholders’ equity
Share capital		121,071	121,071
Capital reserve		68,976	68,841
Other comprehensive income		5,910	1,181
Specific reserve		1,189	949
Surplus reserves		209,280	207,423
Retained earnings		115,849	130,645
Total shareholders’ equity		522,275	530,110
Total liabilities and shareholders’ equity		1,069,943	1,023,763

These financial statements have been approved for issue by the board of directors on 26 March 2021.

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

CONSOLIDATED INCOME STATEMENT
For the year ended 31 December 2020

	Notes	2020	2019
		RMB million	RMB million
Operating income	40	2,105,984	2,959,799
Less: Operating costs	40	1,688,398	2,479,356
Taxes and surcharges	41	234,947	244,517
Selling and distribution expenses		64,438	63,586
General and administrative expenses		66,291	63,038
Research and development expenses	44	10,086	9,450
Financial expenses	42	9,506	10,048
Exploration expenses, including dry holes	45	9,716	10,510
Add: Other income	46	7,513	5,995
Investment income	47	47,486	12,628
Losses from changes in fair value	48	(1,253)	(3,511)
Credit impairment losses		(2,066)	(1,264)
Impairment losses	49	(26,018)	(1,779)
Asset disposal losses		2,067	(1,229)
Operating profit		50,331	90,134
Add: Non-operating income	50	2,370	2,601
Less: Non-operating expenses	51	4,732	2,624
Profit before taxation		47,969	90,111
Less: Income tax expense	52	6,219	17,939
Net profit		41,750	72,172
Including: net profit of acquiree before business combination under common control		119	50
Classification by going concern:
Continuous operating net profit		41,750	72,172
Termination of net profit		–	–
Classification by ownership:
Equity shareholders of the Company		32,924	57,619
Minority interests		8,826	14,553
Basic earnings per share	64	0.272	0.476
Diluted earnings per share	64	0.272	0.476
Other comprehensive income	38
Items that may not be reclassified subsequently to profit or loss
Changes in fair value of other equity instrument investments		(22)	(31)
Items that may be reclassified subsequently to profit or loss
Other comprehensive income that can be converted into profit or loss under the equity method		(2,441)	(810)
Fair value hedges		162	–
Cash flow hedges		7,073	4,941
Foreign currency translation differences		(4,457)	1,480

Total other comprehensive income		315	5,580
Total comprehensive income		42,065	77,752
Attributable to:
Equity shareholders of the Company		34,318	63,034
Minority interests		7,747	14,718

These financial statements have been approved for issue by the board of directors on 26 March 2021.

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

INCOME STATEMENT
For the year ended 31 December 2020

	Notes	2020	2019
		RMB million	RMB million
Operating income	40	770,321	1,021,272
Less: Operating costs	40	584,315	799,566
Taxes and surcharges		148,350	161,820
Selling and distribution expenses		3,256	3,420
General and administrative expenses		29,868	28,302
Research and development expenses		9,098	8,597
Financial expenses		8,749	7,628
Exploration expenses, including dry holes		8,297	9,417
Add: Other income		4,922	3,497
Investment income	47	43,356	28,062
Gains/(losses) from changes in fair value		350	(278)
Credit impairment losses		71	132
Impairment losses		(16,374)	(534)
Asset disposal gains		261	6,407
Operating profit		10,974	39,808
Add: Non-operating income		900	665
Less: Non-operating expenses		1,319	1,135
Profit before taxation		10,555	39,338
Less: Income tax (credit)/expense		(8,017)	1,886
Net profit		18,572	37,452
Classification by going concern:
Continuous operating net profit		18,572	37,452
Termination of net profit		–	–
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Other comprehensive income that can be converted into profit or loss under the equity method		(182)	201
Cash flow hedges		4,948	1,384

Total other comprehensive income		4,766	1,585
Total comprehensive income		23,338	39,037

These financial statements have been approved for issue by the board of directors on 26 March 2021.

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31 December 2020

	Notes	2020	2019
		RMB million	RMB million
Cash flows from operating activities:
Cash received from sale of goods and rendering of services		2,297,159	3,171,968
Refund of taxes and levies		2,985	2,053
Other cash received relating to operating activities		212,828	98,464
Sub-total of cash inflows		2,512,972	3,272,485
Cash paid for goods and services		(1,754,016)	(2,591,739)
Cash paid to and for employees		(83,772)	(84,283)
Payments of taxes and levies		(282,162)	(318,091)
Other cash paid relating to operating activities		(225,504)	(124,753)

Sub-total of cash outflows		(2,345,454)	(3,118,866)
Net cash flow from operating activities	54(a)	167,518	153,619
Cash flows from investing activities:
Cash received from disposal of investments		11,651	35,996
Cash received from returns on investments		11,510	10,272
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		2,656	709
Net cash received from disposal of subsidiaries and other business entities	54(d)	49,869	–
Other cash received relating to investing activities		58,669	97,804
Sub-total of cash inflows		134,355	144,781
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		(131,189)	(141,554)
Cash paid for acquisition of investments		(12,740)	(16,334)
Net cash paid for the acquisition of subsidiaries and other business entities		(340)	(1,031)
Other cash paid relating to investing activities		(92,289)	(106,913)

Sub-total of cash outflows		(236,558)	(265,832)
Net cash flow from investing activities		(102,203)	(121,051)
Cash flows from financing activities:
Cash received from capital contributions		4,219	3,919
Including: Cash received from minority shareholders’ capital contributions to subsidiaries		4,219	3,919
Cash received from borrowings		558,680	602,467
Other cash received relating to financing activities		514	320
Sub-total of cash inflows		563,413	606,706
Cash repayments of borrowings		(540,015)	(614,108)
Cash paid for dividends, profits distribution or interest		(43,144)	(59,615)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders		(4,157)	(7,357)
Other cash paid relating to financing activities	54(e)	(17,209)	(17,187)

Sub-total of cash outflows		(600,368)	(690,910)
Net cash flow from financing activities		(36,955)	(84,204)

Effects of changes in foreign exchange rate		(1,239)	147
Net increase/(decrease) in cash and cash equivalents	54(b)	27,121	(51,489)

These financial statements have been approved for issue by the board of directors on 26 March 2021.

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

CASH FLOW STATEMENT
For the year ended 31 December 2020

	Notes	2020	2019
		RMB million	RMB million
Cash flows from operating activities:
Cash received from sale of goods and rendering of services		862,093	1,162,870
Refund of taxes and levies		2,796	1,769
Other cash received relating to operating activities		9,407	6,239
Sub-total of cash inflows		874,296	1,170,878
Cash paid for goods and services		(606,295)	(842,996)
Cash paid to and for employees		(44,139)	(45,524)
Payments of taxes and levies		(164,635)	(209,863)
Other cash paid relating to operating activities		(19,239)	(18,719)

Sub-total of cash outflows		(834,308)	(1,117,102)
Net cash flow from operating activities		39,988	53,776
Cash flows from investing activities:
Cash received from disposal of investments		12,157	23,584
Cash received from returns on investments		18,805	31,385
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		6,579	690
Other cash received relating to investing activities		78,751	42,037
Sub-total of cash inflows		116,292	97,696
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		(59,216)	(64,100)
Cash paid for acquisition of investments		(41,066)	(16,884)
Other cash paid relating to investing activities		(66,408)	(53,138)

Sub-total of cash outflows		(166,690)	(134,122)
Net cash flow from investing activities		(50,398)	(36,426)
Cash flows from financing activities:
Cash received from borrowings		195,770	109,579
Other cash received relating to financing activities		70,516	91,865
Sub-total of cash inflows		266,286	201,444
Cash repayments of borrowings		(199,727)	(106,920)
Cash paid for dividends or interest		(36,973)	(50,230)
Other cash paid relating to financing activities		(7,074)	(104,780)

Sub-total of cash outflows		(243,774)	(261,930)
Net cash flow from financing activities		22,512	(60,486)

Effects of changes in foreign exchange rate		(5)	–
Net increase/(decrease) in cash and cash equivalents		12,097	(43,136)

These financial statements have been approved for issue by the board of directors on 26 March 2021.

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December 2020

	Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	Total shareholders’ equity attributable to equity shareholders of the Company	Minority interests	Total shareholders’ equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 31 December 2018	121,071	119,192	(6,774)	1,706	203,678	279,482	718,355	139,304	857,659
Adjustment for business combination of entities under common control (Note 58)	–	735	–	–	–	58	793	670	1,463
Balance at 1 January 2019	121,071	119,927	(6,774)	1,706	203,678	279,540	719,148	139,974	859,122
Change for the year
1. Net profit	–	–	–	–	–	57,619	57,619	14,553	72,172
2. Other comprehensive income (Note 38)	–	–	5,415	–	–	–	5,415	165	5,580
Total comprehensive income	–	–	5,415	–	–	57,619	63,034	14,718	77,752
Amounts transferred to initial carrying amount of hedged items	–	–	1,038	–	–	–	1,038	55	1,093
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriations for surplus reserves	–	–	–	–	3,745	(3,745)	–	–	–
– Distributions to shareholders (Note 53)	–	–	–	–	–	(46,008)	(46,008)	–	(46,008)
4. Contributions to subsidiaries from minority interests	–	–	–	–	–	–	–	5,495	5,495
5. Transaction with minority interests	–	2,933	–	–	–	–	2,933	(2,933)	–
6. Distributions to minority interests	–	–	–	–	–	–	–	(18,989)	(18,989)
Total transactions with owners, recorded directly in shareholders’ equity	–	2,933	–	–	3,745	(49,753)	(43,075)	(16,427)	(59,502)
7. Net increase in specific reserve for the year	–	–	–	35	–	–	35	34	69

8. Others	–	4	–	–	–	(219)	(215)	55	(160)
Balance at 31 December 2019	121,071	122,864	(321)	1,741	207,423	287,187	739,965	138,409	878,374
Balance at 1 January 2020	121,071	122,864	(321)	1,741	207,423	287,187	739,965	138,409	878,374
Change for the year
1. Net profit	–	–	–	–	–	32,924	32,924	8,826	41,750
2. Other comprehensive income (Note 38)	–	–	1,406	–	–	(12)	1,394	(1,079)	315
Total comprehensive income	–	–	1,406	–	–	32,912	34,318	7,747	42,065
Amounts transferred to initial carrying amount of hedged items	–	–	(47)	–	–	–	(47)	48	1
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriations for surplus reserves	–	–	–	–	1,857	(1,857)	–	–	–
– Distributions to shareholders (Note 53)	–	–	–	–	–	(31,479)	(31,479)	–	(31,479)
4. Contributions to subsidiaries from minority interests	–	–	–	–	–	–	–	3,325	3,325
5. Transaction with minority interests	–	(138)	–	–	–	–	(138)	13	(125)
6. Distributions to minority interests	–	–	–	–	–	–	–	(6,726)	(6,726)
7. Adjustment for business combination of entities under common control	–	(972)	–	–	–	–	(972)	972	–
Total transactions with owners, recorded directly in shareholders’ equity	–	(1,110)	–	–	1,857	(33,336)	(32,589)	(2,416)	(35,005)
8. Net increase in specific reserve for the year	–	–	–	200	–	–	200	37	237

9. Others	–	804	–	–	–	(188)	616	(2,412)	(1,796)
Balance at 31 December 2020	121,071	122,558	1,038	1,941	209,280	286,575	742,463	141,413	883,876

These financial statements have been approved for issue by the board of directors on 26 March 2021.

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December 2020

	Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	Total shareholders’ equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2019	121,071	68,795	(485)	989	203,678	143,148	537,196
Change for the year
1. Net profit	–	–	–	–	–	37,452	37,452
2. Other comprehensive income	–	–	1,585	–	–	–	1,585
Total comprehensive income	–	–	1,585	–	–	37,452	39,037
Amounts transferred to initial carrying amount of hedged items	–	–	81	–	–	–	81
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
－Appropriations for surplus reserves	–	–	–	–	3,745	(3,745)	–
－Distributions to shareholders (Note 53)	–	–	–	–	–	(46,008)	(46,008)
Total transactions with owners, recorded directly in shareholders’ equity	–	–	–	–	3,745	(49,753)	(46,008)
4. Net increase in specific reserve for the year	–	–	–	(40)	–	–	(40)

5. Others	–	46	–	–	–	(202)	(156)
Balance at 31 December 2019	121,071	68,841	1,181	949	207,423	130,645	530,110
Balance at 1 January 2020	121,071	68,841	1,181	949	207,423	130,645	530,110
Change for the year
1. Net profit	–	–	–	–	–	18,572	18,572
2. Other comprehensive income	–	–	4,766	–	–	–	4,766
Total comprehensive income	–	–	4,766	–	–	18,572	23,338
Amounts transferred to initial carrying amount of hedged items	–	–	(37)	–	–	–	(37)
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
－Appropriations for surplus reserves	–	–	–	–	1,857	(1,857)	–
－Distributions to shareholders (Note 53)	–	–	–	–	–	(31,479)	(31,479)
Total transactions with owners, recorded directly in shareholders’ equity	–	–	–	–	1,857	(33,336)	(31,479)
4. Net increase in specific reserve for the year	–	–	–	240	–	–	240

5. Others	–	135	–	–	–	(32)	103
Balance at 31 December 2020	121,071	68,976	5,910	1,189	209,280	115,849	522,275

These financial statements have been approved for issue by the board of directors on 26 March 2021.

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2020

1     STATUS OF THE COMPANY

China Petroleum & Chemical Corporation (the “Company”) was established on 25 February 2000 as a joint stock limited company. The company is registered in Beijing, the People’s Republic of China, and the headquarter is located in Beijing, the People’s Republic of China. The approval date of the financial report is 26 March 2021.

According to the State Council’s approval to the “Preliminary Plan for the Reorganisation of China Petrochemical Corporation” (the “Reorganisation”), the Company was established by China Petrochemical Corporation, which transferred its core businesses together with the related assets and liabilities at 30 September 1999 to the Company. Such assets and liabilities had been valued jointly by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation. The net asset value was determined at RMB 98,249,084,000. The valuation was reviewed and approved by the Ministry of Finance (the “MOF”) (Cai Ping Zi [2000] No. 20 “Comments on the Review of the Valuation Regarding the Formation of a Joint Stock Limited Company by China Petrochemical Corporation”).

In addition, pursuant to the notice Cai Guan Zi [2000] No. 34 “Reply to the Issue Regarding Management of State-Owned Equity by China Petroleum and Chemical Corporation” issued by the MOF, 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each were issued to Sinopec Group Company, the amount of which is equivalent to 70% of the above net asset value transferred from Sinopec Group Company to the Company in connection with the Reorganisation.

Pursuant to the notice Guo Jing Mao Qi Gai [2000] No. 154 “Reply on the Formation of China Petroleum and Chemical Corporation”, the Company obtained the approval from the State Economic and Trade Commission on 21 February 2000 for the formation of a joint stock limited company.

The Company took over the exploration, development and production of crude oil and natural gas, refining, chemicals and related sales and marketing business of Sinopec Group Company after the establishment of the Company.

The Company and its subsidiaries (the “Group”) engage in the oil and gas and chemical operations and businesses, including:

(1)          the exploration, development and production of crude oil and natural gas;

(2)          the refining, transportation, storage and marketing of crude oil and petroleum product; and

(3)          the production and sale of chemical.

Details of the Company’s principal subsidiaries are set out in Note 57.

2     BASIS OF PREPARATION

(1)	Statement of compliance of China Accounting Standards for Business Enterprises (“CASs”)
The financial statements have been prepared in accordance with the requirements of Accounting Standards for Business Enterprises – Basic Standards, specific standards and relevant regulations (hereafter referred as CASs collectively) issued by the MOF on or after 15 February 2006. These financial statements also comply with the disclosure requirements of “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares, No.15: General Requirements for Financial Reports” issued by the China Securities Regulatory Commission (“CSRC”). These financial statements present truly and completely the consolidated and company financial position as at 31 December 2020, and the consolidated and company financial performance and the consolidated and company cash flows for the year ended 31 December 2020.

These financial statements are prepared on a basis of going concern.

(2)	Accounting period
The accounting year of the Group is from 1 January to 31 December.

(3)	Measurement basis
The financial statements of the Group have been prepared under the historical cost convention, except for the assets and liabilities set out below:

–	Financial assets held for trading (see Note 3(11))

–	Other equity instrument investments (see Note 3(11))

–	Derivative financial instruments (see Note 3(11))

–	Receivables financing (see Note 3(11))

(4)	Functional currency and presentation currency
The functional currency of the Company’s and most of its subsidiaries are Renminbi. The Company and its subsidiaries determine their functional currency according to the main economic environment in where they operate. The Group’s consolidated financial statements are presented in Renminbi. Some of subsidiaries use other currency as the functional currency. The Company translates the financial statements of subsidiaries from their respective functional currencies into Renminbi (see Note 3(2)) if the subsidiaries’ functional currencies are not Renminbi.

3     SIGNIFICANT ACCOUNTING POLICIES

The Group determines specific accounting policies and accounting estimates based on the characteristics of production and operational activities, mainly reflected in the accounting for allowance for financial assets (Note 3(11)), valuation of inventories (Note 3(4)), depreciation of fixed assets and depletion of oil and gas properties (Note 3(7), (8)), measurement of provisions (Note 3(16)), etc.

Principal accounting estimates and judgements of the Group are set out in Note 56.

(1)	Accounting treatment of business combination involving entities under common control and not under common control

(a)	Business combination involving entities under common control
A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The assets and liabilities that the acquirer receives in the acquisition are accounted for at the acquiree’s carrying amount on the acquisition date. The difference between the carrying amount of the acquired net assets and the carrying amount of the consideration paid for the acquisition (or the total nominal value of shares issued) is recognised in the share premium of capital reserve, or the retained earnings in case of any shortfall in the share premium of capital reserve. Any costs directly attributable to the combination shall be recognised in profit or loss for the current period when occurred. The expense incurred for equity securities and debt securities issued as the consideration of the combination is recognised in the initial cost of the securities. The combination date is the date on which the acquirer effectively obtains control of the acquiree.

(b)	Business combination involving entities not under common control
A business combination involving entities or businesses not under common control is a business combination in which all of the combining entities or businesses are not ultimately controlled by the same party or parties both before and after the business combination. Difference between the consideration paid by the Group as the acquirer, comprises of the aggregate of the fair value at the acquisition date of assets given, liabilities incurred or assumed, and equity securities issued by the acquirer in exchange for control of the acquiree, and the Group’s interest in the fair value of the identifiable net assets of the acquiree, is recognised as goodwill (Note 3(10)) if it is an excess, otherwise in the profit or loss. The expense incurred for equity securities and debt securities issued as the consideration of the combination is recognised in the initial cost of the securities. Any other expense directly attributable to the business combination is recognised in the profit or loss for the year. The difference between the fair value and the book value of the assets given is recognised in profit or loss. The acquiree’s identifiable assets, liabilities and contingent liabilities, if satisfying the recognition criteria, are recognised by the Group at their fair value at the acquisition date. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree.

(c)	Method for preparation of consolidated financial statements
The scope of consolidated financial statements is based on control and the consolidated financial statements comprise the Company and its subsidiaries. Control means an entity is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Where the Company combines a subsidiary during the reporting period through a business combination involving entities under common control, the financial statements of the subsidiary are included in the consolidated financial statements as if the combination had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established. Therefore the opening balances and the comparative figures of the consolidated financial statements are restated. In the preparation of the consolidated financial statements, the subsidiary’s assets, liabilities and results of operations are included in the consolidated balance sheet and the consolidated income statement, respectively, based on their carrying amounts in the subsidiary’s financial statements, from the date that common control was established.

Where the Company acquires a subsidiary during the reporting year through a business combination involving entities not under common control, the identifiable assets, liabilities and results of operations of the subsidiaries are consolidated into consolidated financial statements from the date that control commences, based on the fair value of those identifiable assets and liabilities at the acquisition date.

Where the Company acquired a minority interest from a subsidiary’s minority shareholders, the difference between the investment cost and the newly acquired interest into the subsidiary’s identifiable net assets at the acquisition date is adjusted to the capital reserve (capital surplus) in the consolidated balance sheet. Where the Company partially disposed an investment of a subsidiary that do not result in a loss of control, the difference between the proceeds and the corresponding share of the interest into the subsidiary is adjusted to the capital reserve (capital surplus) in the consolidated balance sheet. If the credit balance of capital reserve (capital surplus) is insufficient, any excess is adjusted to retained profits.

In a business combination involving entities not under common control achieved in stages, the Group remeasures its previously held equity interest in the acquiree on the acquisition date. The difference between the fair value and the net book value is recognised as investment income for the year. If other comprehensive income was recognised regarding the equity interest previously held in the acquiree before the acquisition date, the relevant other comprehensive income is transferred to investment income in the period in which the acquisition occurs.

3     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(1)	Accounting treatment of business combination involving entities under common control and not under common control (Continued)

(c)	Method for preparation of consolidated financial statements (Continued)
Where control of a subsidiary is lost due to partial disposal of the equity investment held in a subsidiary, or any other reasons, the Group derecognises assets, liabilities, minority interests and other equity items related to the subsidiary. The remaining equity investment is remeasured to fair value at the date in which control is lost. The sum of consideration received from disposal of equity investment and the fair value of the remaining equity investment, net of the fair value of the Group’s previous share of the subsidiary’s identifiable net assets recorded from the acquisition date, is recognised in investment income in the period in which control is lost. Other comprehensive income related to the previous equity investment in the subsidiary, is transferred to investment income when control is lost. Other comprehensive income related to the equity investment of the original subsidiary shall be converted into the current investment income in the event of loss of control.

Minority interest is presented separately in the consolidated balance sheet within shareholders’ equity. Net profit or loss attributable to minority shareholders is presented separately in the consolidated income statement below the net profit line item.

The excess of the loss attributable to the minority interests during the period over the minority interests’ share of the equity at the beginning of the reporting period is deducted from minority interests.

Where the accounting policies and accounting period adopted by the subsidiaries are different from those adopted by the Company, adjustments are made to the subsidiaries’ financial statements according to the Company’s accounting policies and accounting period. Intra-group balances and transactions, and any unrealised profit or loss arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

The unrealised profit or loss arising from the sale of assets by the Company to its subsidiaries is eliminated in full against the net profit attributed to shareholders; the unrealised profit or loss from the sale of assets by subsidiaries to the Company is eliminated according to the distribution ratio between shareholders of the parent company and minority interests. For sale of assets that occurred between subsidiaries, the unrealised gains and losses is eliminated according to the distribution ratio for its subsidiaries seller between net profit attributable to shareholders of the parent company and minority interests.

(2)	Transactions in foreign currencies and translation of financial statements in foreign currencies
Foreign currency transactions are, on initial recognition, translated into Renminbi at the spot exchange rates quoted by the People’s Bank of China (“PBOC rates”) at the transaction dates.

Foreign currency monetary items are translated at the PBOC rates at the balance sheet date. Exchange differences, except for those directly related to the acquisition, construction or production of qualified assets, are recognised as income or expenses in the income statement. Non-monetary items denominated in foreign currency measured at historical cost are not translated. Non-monetary items denominated in foreign currency that are measured at fair value are translated using the exchange rates at the date when the fair value was determined. The difference between the translated amount and the original currency amount is recognised as other comprehensive income, if it is classified as other equity instrument investments; or charged to the income statement if it is measured at fair value through profit or loss.

The assets and liabilities of foreign operation are translated into Renminbi at the spot exchange rates at the balance sheet date. The equity items, excluding “Retained earnings”, are translated into Renminbi at the spot exchange rates at the transaction dates. The income and expenses of foreign operation are translated into Renminbi at the spot exchange rates or an exchange rate that approximates the spot exchange rates on the transaction dates. The resulting exchange differences are separately presented as other comprehensive income in the balance sheet within equity. Upon disposal of a foreign operation, the cumulative amount of the exchange differences recognised in which relate to that foreign operation is transferred to profit or loss in the year in which the disposal occurs.

(3)	Cash and cash equivalents
Cash and cash equivalents comprise cash on hand, demand deposits, short-term and highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

(4)	Inventories
Inventories are initially measured at cost. Cost includes the cost of purchase and processing, and other expenditures incurred in bringing the inventories to their present location and condition. The cost of inventories is mainly calculated using the weighted average method. In addition to the cost of purchase of raw material, work in progress and finished goods include direct labour and an appropriate allocation of manufacturing overhead costs.

At the balance sheet date, inventories are stated at the lower of cost and net realisable value.

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value is the estimated selling price in the normal course of business less the estimated costs of completion and the estimated costs necessary to make the sale and relevant taxes. The net realisable value of materials held for use in the production is measured based on the net realisable value of the finished goods in which they will be incorporated. The net realisable value of the quantity of inventory held to satisfy sales or service contracts is measured based on the contract price. If the quantities held by the Group are more than the quantities of inventories specified in sales contracts, the net realisable value of the excess portion of inventories is measured based on general selling prices.

3     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(4)	Inventories (Continued)
Inventories include raw materials, work in progress, semi-finished goods, finished goods and reusable materials. Reusable materials include low-value consumables, packaging materials and other materials, which can be used repeatedly but do not meet the definition of fixed assets. Reusable materials are amortised in full when received for use. The amounts of the amortisation are included in the cost of the related assets or profit or loss.

Inventories are recorded by perpetual method.

(5)	Long-term equity investments

(a)	Investment in subsidiaries
In the Company’s separate financial statements, long-term equity investments in subsidiaries are accounted for using the cost method. Except for cash dividends or profits distributions declared but not yet distributed that have been included in the price or consideration paid in obtaining the investments, the Company recognises its share of the cash dividends or profit distributions declared by the investee as investment income irrespective of whether these represent the net profit realised by the investee before or after the investment. Investments in subsidiaries are stated at cost less impairment losses (see Note 3(12)) in the balance sheet. At initial recognition, such investments are measured as follows:

The initial investment cost of a long-term equity investment obtained through a business combination involving entities under common control is the Company’s share of the carrying amount of the subsidiary’s equity at the combination date. The difference between the initial investment cost and the carrying amounts of the consideration given is adjusted to share premium in capital reserve. If the balance of the share premium is insufficient, any excess is adjusted to retained earnings.

For a long-term equity investment obtained through a business combination not involving enterprises under common control, the initial investment cost comprises the aggregate of the fair values of assets transferred, liabilities incurred or assumed, and equity securities issued by the Company, in exchange for control of the acquiree. For a long-term equity investment obtained through a business combination not involving enterprises under common control, if it is achieved in stages, the initial cost comprises the carrying value of previously-held equity investment in the acquiree immediately before the acquisition date, and the additional investment cost at the acquisition date.

An investment in a subsidiary acquired otherwise than through a business combination is initially recognised at actual purchase cost if the Group acquires the investment by cash, or at the fair value of the equity securities issued if an investment is acquired by issuing equity securities, or at the value stipulated in the investment contract or agreement if an investment is contributed by investors.

(b)	Investment in joint ventures and associates
A joint venture is an incorporated entity over which the Group, based on legal form, contractual terms and other facts and circumstances, has joint control with the other parties to the joint venture and rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the Group and the parties sharing control.

An associate is the investee that the Group has significant influence on their financial and operating policies. Significant influence represents the right to participate in the financial and operating policy decisions of the investee but is not control or joint control over the establishment of these policies. The Group generally considers the following circumstances in determining whether it can exercise significant influence over the investee: whether there is representative appointed to the board of directors or equivalent governing body of the investee; whether to participate in the investee’s policy-making process; whether there are significant transactions with the investees; whether there is management personnel sent to the investee; whether to provide critical technical information to the investee.

An investment in a joint ventures or an associate is accounted for using the equity method, unless the investment is classified as held for sale.

The initial cost of investment in joint ventures and associates is stated at the consideration paid except for cash dividends or profits distributions declared but unpaid at the time of acquisition and therefore included in the consideration paid should be deducted if the investment is made in cash. Under the circumstances that the long-term investment is obtained through non-monetary asset exchange, the initial cost of the investment is stated at the fair value of the assets exchanged if the transaction has commercial substance, the difference between the fair value of the assets exchanged and its carrying amount is charged to profit or loss; or stated at the carrying amount of the assets exchanged if the transaction lacks commercial substance.

The Group’s accounting treatments when adopting the equity method include:

Where the initial investment cost of a long-term equity investment exceeds the Group’s interest in the fair value of the investee’s identifiable net assets at the date of acquisition, the investment is initially recognised at the initial investment cost. Where the initial investment cost is less than the Group’s interest in the fair value of the investee’s identifiable net assets at the time of acquisition, the investment is initially recognised at the investor’s share of the fair value of the investee’s identifiable net assets, and the difference is charged to profit or loss.

3     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(5)	Long-term equity investments (Continued)

(b)	Investment in joint ventures and associates (Continued)
After the acquisition of the investment, the Group recognises its share of the investee’s net profits or losses and other comprehensive income as investment income or losses and other comprehensive income, and adjusts the carrying amount of the investment accordingly. Once the investee declares any cash dividends or profits distributions, the carrying amount of the investment is reduced by that attributable to the Group.

The Group recognises its share of the investee’s net profits or losses after making appropriate adjustments to align the accounting policies or accounting periods with those of the Group based on the fair values of the investee’s net identifiable assets at the time of acquisition. Under the equity accounting method, unrealised profits and losses resulting from transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group’s interest in the associates or joint ventures. Unrealised losses resulting from transactions between the Group and its associates or joint ventures are fully recognised in the event that there is an evidence of impairment.

The Group discontinues recognising its share of net losses of the investee after the carrying amount of the long-term equity investment and any long-term interest that is in substance forms part of the Group’s net investment in the associate or the joint venture is reduced to zero, except to the extent that the Group has an obligation to assume additional losses. However, if the Group has incurred obligations for additional losses and the conditions on recognition of provision are satisfied in accordance with the accounting standard on contingencies, the Group continues recognising the investment losses and the provision. Where net profits are subsequently made by the associate or joint venture, the Group resumes recognising its share of those profits only after its share of the profits equals the share of losses not recognised.

The Group adjusts the carrying amount of the long-term equity investment for changes in owners’ equity of the investee other than those arising from net profits or losses and other comprehensive income, and recognises the corresponding adjustment in capital reserve.

(c)	The impairment assessment method and provision accrual on investment
The impairment assessment and provision accrual on investments in subsidiaries, associates and joint ventures are stated in Note 3(12).

(6)	Leases
A lease is a contract that a lessor transfers the right to use an identified asset for a period of time to a lessee in exchange for consideration.

(a)	As Lessee
The Group recognises a right-of-use asset at the commencement date, and recognises the lease liability at the present value of the lease payments that are not paid at that date. The lease payments include fixed payments, the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and payments of penalties for terminating the lease if the lease term reflects the Group exercising that option, etc. Variable payments that are based on a percentage of sales are not included in the lease payments, and should be recognised in profit or loss when incurred. Lease liabilities to be paid within one year (including one year) from balance sheet date is presented in non-current liabilities due within one year.

Right-of-use assets of the Group mainly comprise land. Right-of-use assets are measured at cost which comprises the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, any initial direct costs incurred by the lessee, less any lease incentives received. The Group depreciates the right-of-use assets over the shorter of the asset’s useful life and the lease term on a straight-line basis. When the recoverable amount of a right-of-use asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount.

Payments associated with short-term leases with lease terms within 12 months and leases for which the underlying assets are individually of low value when it is new are recognised on a straight-line basis over the lease term as an expense in profit or loss or as cost of relevant assets, instead of recognising right-of-use assets and lease liabilities.

A lessee shall account for a lease modification as a separate lease if both: (1) the modification increases the scope of the lease by adding the right to use one or more underlying assets; and (2) the consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

For a lease modification that is not accounted for as a separate lease, except for the practical expedient which applies only to rent concessions occurring as a direct consequence of the COVID-19 pandemic, the group determine the lease term of the modified lease at the effective date of the modification, and remeasure the lease liability by discounting the revised lease payments using a revised discount rate. The group decrease the carrying amount of the right-of-use asset to reflect the partial or full termination of the lease for lease modifications that decrease the scope or shorten the term of the lease, and shall recognise in profit or loss any gain or loss relating to the partial or full termination of the lease. The group make a corresponding adjustment to the right-of-use asset for all other lease modifications.

(b)	As Lessor
A lease that transfers substantially all the risks and rewards incidental to ownership of an asset is a finance lease. An operating lease is a lease other than a finance lease.

When the Group leases self-owned plants and buildings, equipment and machinery, lease income from an operating lease is recognised on a straight-line basis over the period of the lease. The Group recognises variable lease income which is based on a certain percentage of sales as rental income when occurred.

3     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(7)	Fixed assets and construction in progress
Fixed assets represent the tangible assets held by the Group using in the production of goods, rendering of services and for operation and administrative purposes with useful life over one year.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see Note 3(12)). Construction in progress is stated in the balance sheet at cost less impairment losses (see Note 3(12)).

The cost of a purchased fixed asset comprises the purchase price, related taxes, and any directly attributable expenditure for bringing the asset to working condition for its intended use. The cost of self-constructed assets includes the cost of materials, direct labour, capitalised borrowing costs (see Note 3(19)), and any other costs directly attributable to bringing the asset to working condition for its intended use. According to legal or contractual obligations, costs of dismantling and removing the items and restoring the site on which the related assets located are included in the initial cost.

Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided against construction in progress.

Where the individual component parts of an item of fixed asset have different useful lives or provide benefits to the Group in different patterns thus necessitating use of different depreciation rates or methods, each part is recognised as a separate fixed asset.

The subsequent costs including the cost of replacing part of an item of fixed assets are recognised in the carrying amount of the item if the recognition criteria are satisfied, and the carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of fixed assets are recognised in profit or loss as incurred.

The Group terminates the recognition of an item of fixed asset when it is in a state of disposal or it is estimated that it is unable to generate any economic benefits through use or disposal. Gains or losses arising from the retirement or disposal of an item of fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

Other than oil and gas properties, the cost of fixed assets less residual value and accumulated impairment losses is depreciated using the straight-line method over their estimated useful lives, unless the fixed asset is classified as held for sale. The estimated useful lives and the estimated rate of residual values adopted for respective classes of fixed assets are as follows:

	Estimated	Estimated rate
	useful life	of residual value
Plants and buildings	12-50 years	3%
Equipment, machinery and others	4-30 years	3%

Useful lives, residual values and depreciation methods are reviewed at least each year end.

(8)	Oil and gas properties
Oil and gas properties include the mineral interests in properties, wells and related support equipment arising from oil and gas exploration and production activities.

The acquisition cost of mineral interest is capitalised as oil and gas properties. Costs of development wells and related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. Exploratory well costs are charged to expenses upon the determination that the well has not found proved reserves. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, are charged to profit or loss in the year as incurred.

The Group estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices. These estimated future dismantlement costs are discounted at credit-adjusted risk-free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

Capitalised costs of proved oil and gas properties are amortised on a unit-of-production method based on volumes produced and reserves.

(9)	Intangible assets
Intangible assets, where the estimated useful life is finite, are stated in the balance sheet at cost less accumulated amortisation and provision for impairment losses (see Note 3(12)). For an intangible asset with finite useful life, its cost less estimated residual value and accumulated impairment losses is amortised on a straight-line basis over the expected useful lives, unless the intangible assets are classified as held for sale.

An intangible asset is regarded as having an indefinite useful life and is not amortised when there is no foreseeable limit to the year over which the asset is expected to generate economic benefits for the Group.

Useful lives and amortisation methods are reviewed at least each year end.

3     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(10)	Goodwill
The initial cost of goodwill represents the excess of cost of acquisition over the acquirer’s interest in the fair value of the identifiable net assets of the acquiree under the business combination involving entities not under common control.

Goodwill is not amortised and is stated at cost less accumulated impairment losses (see Note 3(12)). On disposal of an asset group or a set of asset groups, any attributable amount of purchased goodwill is written off and included in the calculation of the profit or loss on disposal.

(11)	Financial Instruments
Financial instruments, refer to the contracts that form one party’s financial assets and form the financial liabilities or equity instruments of the other party. The Group recognises a financial asset or a financial liability when the Group enters into and becomes a party to the underlining contract of the financial instrument.

(a)	Financial assets

(i)	Classification and measurement
The Group classifies financial assets into different categories depending on the business model for managing the financial assets and the contractual terms of cash flows of the financial assets: (1) financial assets measured at amortised cost, (2) financial assets measured at fair value through other comprehensive income, (3) financial assets measured at fair value through profit or loss. A contractual cash flow characteristic which could have only a de minimis effect, or could have an effect that is more than de minimis but is not genuine, does not affect the classification of the financial asset.

Financial assets are initially recognised at fair value. For financial assets measured at fair value through profit or loss, the relevant transaction costs are recognised in profit or loss. The transaction costs for other financial assets are included in the initially recognised amount. However, accounts receivable arising from sales of goods or rendering services, without significant financing component, are initially recognised based on the transaction price expected to be entitled by the Group.

Debt instruments
The debt instruments held by the Group refer to the instruments that meet the definition of financial liabilities from the perspective of the issuer, and are measured in the following ways:

–	Measured at amortised cost:

The business model for managing such financial assets by the Group are held for collection of contractual cash flows. The contractual cash flow characteristics are to give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Interest income from these financial assets is recognised using the effective interest rate method. The financial assets include cash at bank and on hand and receivables.

–	Measured at fair value through other comprehensive income:

The business model for managing such financial assets by the Group are held for collection of contractual cash flows and for selling the financial assets, the contractual cash flow characteristics of such financial assets are consistent with the basic lending arrangements. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment gains or losses, foreign exchange gains and losses and interest income calculated using the effective interest rate method, which are recognised in profit or loss. The financial assets include receivables financing.

Equity instruments
Equity instruments that the Group has no power to control, jointly control or exercise significant influence over, are measured at fair value through profit or loss and presented as financial assets held for trading.

In addition, the Group designates some equity instruments that are not held for trading as financial assets at fair value through other comprehensive income, and presented in other equity instrument investments. The relevant dividends of these financial assets are recognised in profit or loss. When derecognised, the cumulative gain or loss previously recognised in other comprehensive income is transferred to retained earnings.

(ii)	Impairment
The Group recognises a loss allowance for expected credit losses on financial assets measured at amortised cost and receivables financing measured at fair value through other comprehensive income.

The Group measures and recognises expected credit losses, considering reasonable and supportable information about the relevant past events, current conditions and forecasts of future economic conditions.

The Group measures the expected credit losses of financial instruments on different stages at each balance sheet date. For financial instruments that have no significant increase in credit risk since the initial recognition, on first stage, the Group measures the loss allowance at an amount equal to 12-month expected credit losses. If there has been a significant increase in credit risk since the initial recognition of a financial instrument but credit impairment has not occurred, on second stage, the Group recognises a loss allowance at an amount equal to lifetime expected credit losses. If credit impairment has occurred since the initial recognition of a financial instrument, on third stage, the Group recognises a loss allowance at an amount equal to lifetime expected credit losses.

3     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(11)	Financial Instruments (Continued)

(a)	Financial assets (Continued)

(ii)	Impairment (Continued)
For financial instruments that have low credit risk at the balance sheet date, the Group assumes that there is no significant increase in credit risk since the initial recognition, and measures the loss allowance at an amount equal to 12-month expected credit losses.

For financial instruments on the first stage and the second stage, and that have low credit risk, the Group calculates interest income according to carrying amount without deducting the impairment allowance and effective interest rate. For financial instruments on the third stage, interest income is calculated according to the carrying amount minus amortised cost after the provision of impairment allowance and effective interest rate.

For accounts receivable and receivables financing related to revenue, the Group measures the loss allowance at an amount equal to lifetime expected credit losses.

The Group recognises the loss allowance accrued or written back in profit or loss.

(iii)	Derecognition
The Group derecognises a financial asset when a) the contractual right to receive cash flows from the financial asset expires; b) the Group transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset; c) the financial assets have been transferred and the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, but the Group has not retained control.

On derecognition of other equity instrument investments, the difference between the carrying amounts and the sum of the consideration received and any cumulative gain or loss previously recognised in other comprehensive income, is recognised in retained earnings. While on derecognition of other financial assets, this difference is recognised in profit or loss.

(b)	Financial liabilities
The Group, at initial recognition, classifies financial liabilities as either financial liabilities subsequently measured at amortised cost or financial liabilities at fair value through profit or loss.

The Group’s financial liabilities are mainly financial liabilities measured at amortised cost, including bills payable, accounts payable, other payables, loans and debentures payable, etc. These financial liabilities are initially measured at the amount of their fair value after deducting transaction costs and use the effective interest rate method for subsequent measurement.

Where the present obligations of financial liabilities are completely or partially discharged, the Group derecognises these financial liabilities or discharged parts of obligations. The differences between the carrying amounts and the consideration received are recognised in profit or loss.

(c)	Determination of fair value
If there is an active market for financial instruments, the quoted price in the active market is used to measure fair values of the financial instruments. If no active market exists for financial instruments, valuation techniques are used to measure fair values. In valuation, the Group adopts valuation techniques that are applicable in the current situation and have sufficient available data and other information to support it, and selects input values that are consistent with the asset or liability characteristics considered by market participants in the transaction of relevant assets or liabilities, and gives priority to relevant observable input values. Use of unobservable input values where relevant observable input values cannot be obtained or are not practicable.

(d)	Derivative financial instruments and hedge accounting
Derivative financial instruments are recognised initially at fair value. At each balance sheet date, the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss, except where the derivatives qualify for hedge accounting.

Hedge accounting is a method which recognises the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item in the same accounting period, to represent the effect of risk management activities.

Hedged items are the items that expose the Group to risks of changes in future cash flows and that are designated as being hedged and that must be reliably measurable. The Group’s hedged items include a forecast transaction that is settled with an undetermined future market price and exposes the Group to risk of variability in cash flows, etc.

A hedging instrument is a designated derivative whose changes in cash flows are expected to offset changes in the cash flows of the hedged item.

3     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(11)	Financial Instruments (Continued)

(d)	Derivative financial instruments and hedge accounting (Continued)
The hedging relationship meets all of the following hedge effectiveness requirements:

(1)	There is an economic relationship between the hedged item and the hedging instrument, which share a risk and that gives rise to opposite changes in fair value that tend to offset each other.

(2)	The effect of credit risk does not dominate the value changes that result from that economic relationship.

(3)
The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item. However, that designation shall not reflect an imbalance between the weightings of the hedged item and the hedging instrument.

–	Cash flow hedges

Cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with all, or a component of, a recognised asset or liability (such as all or some future interest payments on variable-rate debt) or a highly probable forecast transaction, and could affect profit or loss. As long as a cash flow hedge meets the qualifying criteria for hedge accounting, the hedging relationship shall be accounted for as follows:

–	The cumulative gain or loss on the hedging instrument from inception of the hedge;

–	The cumulative change in present value of the expected future cash flows on the hedged item from inception of the hedge.

The gain or loss on the hedging instrument that is determined to be an effective hedge is recognised in other comprehensive income.

The portion of the gain or loss on the hedging instrument that is determined to be an ineffective hedge is recognised in profit or loss.

If a hedged forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, or a hedged forecast transaction for a non-financial asset or a non-financial liability becomes a firm commitment for which fair value hedge accounting is applied, the entity shall remove that amount from the cash flow hedge reserve and include it directly in the initial cost or other carrying amount of the asset or the liability. This is not a reclassification adjustment and hence it does not affect other comprehensive income.

For cash flow hedges, other than those covered by the preceding two policy statements, that amount shall be reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment in the same period or periods during which the hedged expected future cash flows affect profit or loss.

If the amount that has been accumulated in the cash flow hedge reserve is a loss and the Group expects that all or a portion of that loss will not be recovered in one or more future periods, the Group immediately reclassify the amount that is not expected to be recovered into profit or loss.

When the hedging relationship no longer meets the risk management objective on the basis of which it qualified for hedge accounting (ie the entity no longer pursues that risk management objective), or when a hedging instrument expires or is sold, terminated, exercised, or there is no longer an economic relationship between the hedged item and the hedging instrument or the effect of credit risk starts to dominate the value changes that result from that economic relationship or no longer meets the criteria for hedge accounting, the Group discontinues prospectively the hedge accounting treatments. If the hedged future cash flows are still expected to occur, that amount shall remain in the cash flow hedge reserve and shall be accounted for as cash flow hedges. If the hedged future cash flows are no longer expected to occur, that amount shall be immediately reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment. A hedged future cash flow that is no longer highly probable to occur may still be expected to occur, if the hedged future cash flows are still expected to occur, that amount shall remain in the cash flow hedge reserve and shall be accounted for as cash flow hedges.

(12)	Impairment of other non-financial long-term assets
Internal and external sources of information are reviewed at each balance sheet date for indications that the following assets, including fixed assets, construction in progress, right-of-use assets, goodwill, intangible assets and investments in subsidiaries, associates and joint ventures may be impaired.

Assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The recoverable amounts of goodwill and intangible assets with uncertain useful lives are estimated annually no matter there are any indications of impairment. Goodwill is tested for impairment together with related asset units or groups of asset units.

An asset unit is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets. An asset unit comprises related assets that generate associated cash inflows. In identifying an asset unit, the Group primarily considers whether the asset unit is able to generate cash inflows independently as well as the management style of production and operational activities, and the decision for the use or disposal of asset.

3     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(12)	Impairment of other non-financial long-term assets (Continued)
The recoverable amount is the greater of the fair value less costs to sell and the present value of expected future cash flows generated by the asset (or asset unit, set of asset units).

Fair value less costs to sell of an asset is based on its selling price in an arm’s length transaction less any direct costs attributable to the disposal. Present value of expected future cash flows is the estimation of future cash flows to be generated from the use of and upon disposal of the asset, discounted at an appropriate pre-tax discount rate over the asset’s remaining useful life.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is recognised as an impairment loss in profit or loss. A provision for impairment loss of the asset is recognised accordingly. Impairment losses related to an asset unit or a set of asset units first reduce the carrying amount of any goodwill allocated to the asset unit or set of asset units, and then reduce the carrying amount of the other assets in the asset unit or set of asset units on a pro rata basis. However, the carrying amount of an impaired asset will not be reduced below the highest of its individual fair value less costs to sell (if determinable), the present value of expected future cash flows (if determinable) and zero.

Impairment losses for assets are not reversed.

(13)	Long-term deferred expenses
Long-term deferred expenses are amortised on a straight-line basis over their beneficial periods.

(14)	Employee benefits
Employee benefits are all forms of considerations and compensation given in exchange for services rendered by employees, including short term compensation, post-employment benefits, termination benefits and other long term employee benefits.

(a)	Short term compensation
Short term compensation includes salaries, bonuses, allowances and subsidies, employee benefits, medical insurance premiums, work-related injury insurance premium, maternity insurance premium, contributions to housing fund, unions and education fund and short-term absence with payment etc. When an employee has rendered service to the Group during an accounting period, the Group shall recognise the short term compensation actually incurred as a liability and charge to the cost of an asset or to profit or loss in the same period, and non-monetary benefits are valued with the fair value.

(b)	Post-employment benefits
The Group classifies post-employment benefits into either Defined Contribution Plan (DC plan) or Defined Benefit Plan (DB plan). DC plan means the Group only contributes a fixed amount to an independent fund and no longer bears other payment obligation; DB plan is post-employment benefits other than DC plan. In this reporting period, the post-employment benefits of the Group primarily comprise basic pension insurance and unemployment insurance and both of them are DC plans.

Basic pension insurance

Employees of the Group participate in the social insurance system established and managed by local labor and social security department. The Group makes basic pension insurance to the local social insurance agencies every month, at the applicable benchmarks and rates stipulated by the government for the benefits of its employees. After the employees retire, the local labor and social security department has obligations to pay them the basic pension. When an employee has rendered service to the Group during an accounting period, the Group shall recognise the accrued amount according to the above social security provisions as a liability and charge to the cost of an asset or to profit or loss in the same period.

(c)	Termination benefits
When the Group terminates the employment relationship with employees before the employment contracts expire, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided is recognised in profit or loss under the conditions of both the Group has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly; and the Group is not allowed to withdraw from termination plan or redundancy offer unilaterally.

(15)	Income tax
Current tax and deferred tax are recognised in profit or loss except to the extent that they relate to business combinations and items recognised directly in equity (including other comprehensive income).

Current tax is the expected tax payable calculated at the applicable tax rate on taxable income for the year, plus any adjustment to tax payable in respect of previous years.

At the balance sheet date, current tax assets and liabilities are offset if the Group has a legally enforceable right to set them off and also intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Deferred tax assets and liabilities are recognised based on deductible temporary differences and taxable temporary differences respectively. Temporary difference is the difference between the carrying amounts of assets and liabilities and their tax bases. Unused tax losses and unused tax credits able to be utilised in subsequent years are treated as temporary differences. Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available to offset the deductible temporary differences.

Temporary differences arise in a transaction, which is not a business combination, and at the time of transaction, does not affect accounting profit or taxable profit (or unused tax losses), will not result in deferred tax. Temporary differences arising from the initial recognition of goodwill will not result in deferred tax.

3     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(15)	Income tax (Continued)
At the balance sheet date, the amounts of deferred tax recognised is measured based on the expected manner of recovery or settlement of the carrying amount of the assets and liabilities, using tax rates that are expected to be applied in the period when the asset is recovered or the liability is settled in accordance with tax laws.

The carrying amount of deferred tax assets is reviewed at each balance sheet date. If it is unlikely to obtain sufficient taxable income to offset against the benefit of deferred tax asset, the carrying amount of the deferred tax assets is written down. Any such write-down should be subsequently reversed where it becomes probable that sufficient taxable income will be available.

At the balance sheet date, deferred tax assets and liabilities are offset if all the following conditions are met:

–	the taxable entity has a legally enforceable right to offset current tax assets and current tax liabilities; and

–	they relate to income taxes levied by the same tax authority on either:

–	the same taxable entity; or

–
different taxable entities which either to intend to settle the current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

(16)	Provisions
Provisions are recognised when the Group has a present obligation as a result of a contingent event, it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made. Where the effect of time value of money is material, provisions are determined by discounting the expected future cash flows.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest costs, is reflected as an adjustment to the provision of oil and gas properties.

(17)	Revenue recognition
Revenue arises in the course of the Group’s ordinary activities, and increases in economic benefits in the form of inflows that result in an increase in equity, other than those relating to contributions from equity participants.

The Group sells crude oil, natural gas, petroleum and chemical products, etc. Revenue is recognised according to the expected consideration amount, when a customer obtains control over the relevant goods or services. To determine whether a customer obtains control of a promised asset, the Group shall consider indicators of the transfer of control, which include, but are not limited to, the Group has a present right to payment for the asset; the Group has transferred physical possession of the asset to the customer; the customer has the significant risks and rewards of ownership of the asset; the customer has accepted the asset.

Sales of goods

Sales are recognised when control of the goods have transferred, being when the products are delivered to the customer. Advance from customers but goods not yet delivered is recorded as contract liabilities and is recognised as revenues when a customer obtains control over the relevant goods.

(18)	Government grants
Government grants are the gratuitous monetary assets or non-monetary assets that the Group receives from the government, excluding capital injection by the government as an investor. Special funds such as investment grants allocated by the government, if clearly defined in official documents as part of “capital reserve” are dealt with as capital contributions, and not regarded as government grants.

Government grants are recognised when there is reasonable assurance that the grants will be received and the Group is able to comply with the conditions attaching to them. Government grants in the form of monetary assets are recorded based on the amount received or receivable, whereas non-monetary assets are measured at fair value.

Government grants received in relation to assets are recorded as deferred income, and recognised evenly in profit or loss over the assets’ useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses.

(19)	Borrowing costs
Borrowing costs incurred on borrowings for the acquisition, construction or production of qualified assets are capitalised into the cost of the related assets in the capitalisable period.

Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

3     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(20)	Repairs and maintenance expenses
Repairs and maintenance (including overhauling expenses) expenses are recognised in profit or loss when incurred.

(21)	Environmental expenditures
Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations is expensed as incurred. Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reliably estimated. As facts concerning environmental contingencies become known to the Group, the Group reassesses its position both with respect to accrued liabilities and other potential exposures.

(22)	Research and development costs
Research costs and development costs that cannot meet the capitalisation criteria are recognised in profit or loss when incurred.

(23)	Dividends
Dividends and distributions of profits proposed in the profit appropriation plan which will be authorised and declared after the balance sheet date, are not recognised as a liability at the balance sheet date and are separately disclosed in the notes to the financial statements. Dividends are recognised as a liability in the period in which they are declared.

(24)	Related parties
If a party has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control, joint control from another party, they are considered to be related parties, except for the two parties significantly influenced by a party. Related parties may be individuals or enterprises. Where enterprises are subject to state control but are otherwise unrelated, they are not related parties. Related parties of the Group and the Company include, but not limited to:

(a)	the holding company of the Company;

(b)	the subsidiaries of the Company;

(c)	the parties that are subject to common control with the Company;

(d)	investors that have joint control or exercise significant influence over the Group;

(e)	enterprises or individuals if a party has control, joint control over both the enterprises or individuals and the Group;

(f)	joint ventures of the Group, including subsidiaries of the joint ventures;

(g)	associates of the Group, including subsidiaries of the associates;

(h)	principle individual investors of the Group and close family members of such individuals;

(i)	key management personnel of the Group, and close family members of such individuals;

(j)	key management personnel of the Company’s holding company;

(k)	close family members of key management personnel of the Company’s holding company; and

(l)	an entity which is under control, joint control of principle individual investor, key management personnel or close family members of such individuals.

(m)	the Company and the Joint ventures or associates of other members of the Company’s holding company (including the holding company and the subsidiaries); and

(n)	Joint ventures of the Company and other joint ventures or associates of the Company.

(25)	Segment reporting
Reportable segments are identified based on operating segments which are determined based on the structure of the Group’s internal organisation, management requirements and internal reporting system. An operating segment is a component of the Group that meets the following respective conditions:

•	engage in business activities from which it may earn revenues and incur expenses;

•	whose operating results are regularly reviewed by the Group’s management to make decisions about resource to be allocated to the segment and assess its performance; and

•	for which financial information regarding financial position, results of operations and cash flows are available.

Inter-segment revenues are measured on the basis of actual transaction price for such transactions for segment reporting, and segment accounting policies are consistent with those for the consolidated financial statements.

3     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(26)	Changes in significant accounting policies
In 2020, Ministry of Finance (MOF) issued “For the release of Announcement of the accounting treatment for the reduction of lease payment related with COVID-19 epidemic” (Cai Kuai [2020] No.10) and “Q&A of implementation of ASBE” (released in December 11, 2020), both of which have no significant impact on the Group’s and the Company’s financial statements for the year 2020.

4     TAXATION

Major types of tax applicable to the Group are income tax, consumption tax, resources tax, value-added tax, city construction tax, education surcharge and local education surcharge.

Consumption tax was levied based on sales quantities of taxable products, tax rate of products is presented as below:

Effective from
13 January 2015
Products	(RMB/Ton)
Gasoline	2,109.76
Diesel	1,411.20
Naphtha	2,105.20
Solvent oil	1,948.64
Lubricant oil	1,711.52
Fuel oil	1,218.00
Jet fuel oil	1,495.20

5     CASH AT BANK AND ON HAND

The Group

	At 31 December 2020			At 31 December 2019
	Original currency million	Exchange rates	RMB million	Original currency million	Exchange rates	RMB million
Cash on hand
Renminbi			8			14
Cash at bank
Renminbi			120,542			78,924
US Dollar	1,054	6.5249	6,875	1,889	6.9762	13,174
Hong Kong Dollar	1,377	0.8416	1,159	17	0.8958	15
EUR	1	8.0250	8	1	7.8155	8
Others			2,403			85
			130,995			92,220
Deposits at related parities
Renminbi			23,737			17,809
US Dollar	4,443	6.5249	28,993	2,560	6.9762	17,862
EUR	49	8.0250	394	14	7.8155	106
Others			293			55
			53,417			35,832
Total			184,412			128,052

Deposits at related parties represent deposits placed at Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited. Deposits interest is calculated based on market rate.

At 31 December 2020, time deposits with financial institutions of the Group amounted to RMB 96,853 million (2019: RMB 67,614 million).

6     DERIVATIVE FINANCIAL ASSETS AND DERIVATIVE FINANCIAL LIABILITIES

Derivative financial assets and derivative financial liabilities of the Group are primarily commodity futures and swaps contracts. See Note 62.

7     ACCOUNTS RECEIVABLE

	The Group		The Company
	At 31 December	At 31 December	At 31 December	At 31 December
	2020	2019	2020	2019
	RMB million	RMB million	RMB million	RMB million
Accounts receivable	39,447	56,223	21,871	21,675
Less: Allowance for doubtful accounts	3,860	1,848	108	131
Total	35,587	54,375	21,763	21,544

Ageing analysis on accounts receivable is as follows:

	The Group
	At 31 December 2020				At 31 December 2019
	Amount	Percentage to total accounts receivable	Allowance	Percentage of allowance to accounts receivable balance	Amount	Percentage to total accounts receivable	Allowance	Percentage of allowance to accounts receivable balance
	RMB million	%	RMB million	%	RMB million	%	RMB million	%
Within one year	34,626	87.8	117	0.3	55,231	98.2	1,204	2.2
Between one and two years	4,062	10.3	3,131	77.1	260	0.5	70	26.9
Between two and three years	149	0.4	85	57.0	129	0.2	65	50.4
Over three years	610	1.5	527	86.4	603	1.1	509	84.4
Total	39,447	100.0	3,860		56,223	100.0	1,848

	The Company
	At 31 December 2020				At 31 December 2019
	Amount	Percentage to total accounts receivable	Allowance	Percentage of allowance to accounts receivable balance	Amount	Percentage to total accounts receivable	Allowance	Percentage of allowance to accounts receivable balance
	RMB million	%	RMB million	%	RMB million	%	RMB million	%
Within one year	21,647	99.0	1	–	21,368	98.6	–	–
Between one and two years	76	0.3	7	9.2	105	0.5	17	16.2
Between two and three years	49	0.2	13	26.5	51	0.2	15	29.4
Over three years	99	0.5	87	87.9	151	0.7	99	65.6
Total	21,871	100.0	108		21,675	100.0	131

At 31 December 2020 and 31 December 2019, the total amounts of the top five accounts receivable of the Group are set out below:

	At 31 December	At 31 December
	2020	2019
Total amount (RMB million)	15,628	9,878
Percentage to the total balance of accounts receivable	39.6%	17.6%
Allowance for doubtful accounts	2,057	732

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from China Petrochemical Corporation (“Sinopec Group Company”) and fellow subsidiaries are repayable under the same terms.

Accounts receivable (net of allowance for doubtful accounts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default. Information about the impairment of accounts receivable and the Group exposure to credit risk can be found in Note 62.

During 2020 and 2019, the Group and the Company had no individually significant accounts receivable been fully or substantially provided allowance for doubtful accounts.

During 2020 and 2019, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

8     RECEIVABLES FINANCING

Receivables financing represents mainly the bills of acceptance issued by banks for sales of goods and products.

At 31 December 2020, the Group’s derecognised but outstanding bills due to endorsement or discount amounted to RMB 25,740 million (2019: RMB 31,584 million).

At 31 December 2020, the Group considers that its bills of acceptance issued by banks do not pose a significant credit risk and will not cause any significant loss due to the default of drawers.

9     PREPAYMENTS

	The Group		The Company
	At 31 December	At 31 December	At 31 December	At 31 December
	2020	2019	2020	2019
	RMB million	RMB million	RMB million	RMB million
Prepayments	4,939	5,143	2,637	2,671
Less: Allowance for doubtful accounts	77	80	11	6
Total	4,862	5,063	2,626	2,665

Ageing analysis of prepayments is as follows:

	The Group
	At 31 December 2020				At 31 December 2019
	Amount	Percentage to total prepayments	Allowance	Percentage of allowance to prepayments balance	Amount	Percentage to total prepayments	Allowance	Percentage of allowance to prepayments balance
	RMB million	%	RMB million	%	RMB million	%	RMB million	%
Within one year	4,440	89.9	–	–	4,402	85.6	–	–
Between one and two years	267	5.4	20	7.5	589	11.5	26	4.4
Between two and three years	142	2.9	8	5.6	33	0.6	5	15.2
Over three years	90	1.8	49	54.4	119	2.3	49	41.2
Total	4,939	100.0	77		5,143	100.0	80

	The Company
	At 31 December 2020				At 31 December 2019
	Amount	Percentage to total prepayments	Allowance	Percentage of allowance to prepayments balance	Amount	Percentage to total prepayments	Allowance	Percentage of allowance to prepayments balance
	RMB million	%	RMB million	%	RMB million	%	RMB million	%
Within one year	2,337	88.6	–	–	2,424	90.7	–	–
Between one and two years	159	6.0	7	4.4	123	4.6	1	0.8
Between two and three years	39	1.5	–	–	39	1.5	2	5.1
Over three years	102	3.9	4	3.9	85	3.2	3	3.5
Total	2,637	100.0	11		2,671	100.0	6

At 31 December 2020 and 31 December 2019, the total amounts of the top five prepayments of the Group are set out below:

	At 31 December	At 31 December
	2020	2019
Total amount (RMB million)	1,131	1,940
Percentage to the total balance of prepayments	22.9%	37.7%

10   OTHER RECEIVABLES

	The Group		The Company
	At 31 December	At 31 December	At 31 December	At 31 December
	2020	2019	2020	2019
	RMB million	RMB million	RMB million	RMB million
Other receivables	35,133	25,646	38,835	79,827
Less: Allowance for doubtful accounts	1,531	1,456	897	955
Total	33,602	24,190	37,938	78,872

Ageing analysis of other receivables is as follows:

	The Group
	At 31 December 2020				At 31 December 2019
	Amount	Percentage to total other receivables	Allowance	Percentage of allowance to other receivables balance	Amount	Percentage to total other receivables	Allowance	Percentage of allowance to other receivables balance
	RMB million	%	RMB million	%	RMB million	%	RMB million	%
Within one year	23,888	68.1	51	0.2	22,196	86.5	87	0.4
Between one and two years	8,513	24.2	196	2.3	1,554	6.1	52	3.3
Between two and three years	1,169	3.3	84	7.2	198	0.8	71	35.9
Over three years	1,563	4.4	1,200	76.8	1,698	6.6	1,246	73.4
Total	35,133	100.0	1,531		25,646	100.0	1,456

	The Company
	At 31 December 2020				At 31 December 2019
	Amount	Percentage to total other receivables	Allowance	Percentage of allowance to other receivables balance	Amount	Percentage to total other receivables	Allowance	Percentage of allowance to other receivables balance
	RMB million	%	RMB million	%	RMB million	%	RMB million	%
Within one year	21,378	55.0	–	–	44,402	55.6	–	–
Between one and two years	2,123	5.5	1	–	13,826	17.3	3	–
Between two and three years	1,618	4.2	5	0.3	6,933	8.7	1	–
Over three years	13,716	35.3	891	6.5	14,666	18.4	951	6.5
Total	38,835	100.0	897		79,827	100.0	955

At 31 December 2020 and at 31 December 2019, the total amounts of the top five other receivables of the Group are set out below:

	At 31 December	At 31 December
	2020	2019
Total amount (RMB million)	22,581	10,561
Ageing	Within one year, one to two years, two to three years and over three years	Within one year
Percentage to the total balance of other receivables	64.3%	41.2%
Allowance for doubtful accounts	–	–

During the year ended 31 December 2020 and 2019, the Group and the Company had no individually significant other receivables been fully or substantially provided allowance for doubtful accounts.

During the year ended 31 December 2020 and 2019, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

11   INVENTORIES

The Group

	At 31 December	At 31 December
	2020	2019
	RMB million	RMB million
Raw materials	60,155	89,908
Work in progress	13,053	12,687
Finished goods	78,415	91,554
Spare parts and consumables	3,372	2,578
	154,995	196,727
Less: Provision for diminution in value of inventories	3,100	2,585
Total	151,895	194,142

At 31 December 2020, the provision for diminution in value of inventories of the Group was primarily due to the costs of finished goods were higher than net realisable value.

12   LONG-TERM EQUITY INVESTMENTS

The Group

	Investments in joint ventures	Investments in associates	Provision for impairment losses	Total
	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2020	57,433	96,481	(1,710)	152,204
Additions for the year (i)	2,297	72,237	–	74,534
Share of profits less losses under the equity method	635	6,077	–	6,712
Change of other comprehensive loss under the equity method	(1,004)	(1,437)	–	(2,441)
Other equity movements under the equity method	(58)	28	–	(30)
Dividends declared	(2,798)	(9,135)	–	(11,933)
Disposals for the year (i)	(486)	(26,490)	–	(26,976)
Foreign currency translation differences	(955)	(913)	111	(1,757)
Other movements	(46)	24	–	(22)
Movement of provision for impairment	–	–	(1,949)	(1,949)
Balance at 31 December 2020	55,018	136,872	(3,548)	188,342

The Company

	Investments in subsidiaries	Investments in joint ventures	Investments in associates	Provision for impairment losses	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2020	274,220	15,530	22,816	(7,879)	304,687
Additions for the year (i)	29,008	362	48,060	–	77,430
Share of profits less losses under the equity method	–	1,346	2,291	–	3,637
Change of other comprehensive loss under the equity method	–	–	(182)	–	(182)
Other equity movements under the equity method	–	–	35	–	35
Dividends declared	–	(1,217)	(325)	–	(1,542)
Disposals for the year (i)	(36,289)	(1,259)	(3,155)	–	(40,703)
Movement of provision for impairment	–	–	–	(6)	(6)
Balance at 31 December 2020	266,939	14,762	69,540	(7,885)	343,356

For the year ended 31 December 2020, the Group and the Company had no individually significant long-term investment impairment.

Details of the Company’s principal subsidiaries are set out in Note 57.

12   LONG-TERM EQUITY INVESTMENTS (CONTINUED)

Principal joint ventures and associates of the Group are as follows:

(a)	Principal joint ventures and associates

Name of investees	Principal place of business	Register location	Legal representative	Principal activities	Registered Capital RMB million	Percentage of equity/voting right directly or indirectly held by the Company
1. Joint ventures
Fujian Refining & Petrochemical Company Limited (“FREP”)	PRC	PRC	Gu Yuefeng	Manufacturing refining oil products	14,758	50.00%
BASF-YPC Company Limited (“BASF-YPC”)	PRC	PRC	Hong Jianqiao	Manufacturing and distribution of petrochemical products	12,704	40.00%
Taihu Limited (“Taihu”)	Russia	Cyprus	NA	Crude oil and natural gas extraction	25,000 USD	49.00%
Yanbu Aramco Sinopec Refining Company Ltd. (“YASREF”)	Saudi Arabia	Saudi Arabia	NA	Petroleum refining and processing	1,560 million USD	37.50%
Sinopec SABIC Tianjin Petrochemical Company Limited (“Sinopec SABIC Tianjin”)	PRC	PRC	AHMED AL–SHAIKH	Manufacturing and distribution of petrochemical products	10,520	50.00%
2. Associates
China Oil & Gas Pipeline Network Corporation (“PipeChina”) (i)	PRC	PRC	Zhang Wei	Operation of oil and natural gas pipelines and auxiliary facilities	500,000	14.00%
Sinopec Finance Company Limited (“Sinopec Finance”)	PRC	PRC	Zhao Dong	Provision of non-banking financial services	18,000	49.00%
PAO SIBUR Holding (“SIBUR”) (ii)	Russia	Russia	NA	Processing natural gas and manufacturing petrochemical products	21,784 million RUB	10.00%
Zhongtian Synergetic Energy Company Limited (“Zhongtian Synergetic Energy”)	PRC	PRC	Peng Yi	Mining coal and manufacturing of coal-chemical products	17,516	38.75%
Caspian Investments Resources Ltd. (“CIR”)	The Republic of Kazakhstan	British Virgin Islands	NA	Crude oil and natural gas extraction	10,002 USD	50.00%

Except that SIBUR is a public joint stock company, other joint ventures and associates above are limited companies.

12   LONG-TERM EQUITY INVESTMENTS (CONTINUED)

(b)	Major financial information of principal joint ventures
Summarised balance sheet and reconciliation to their carrying amounts in respect of the Group’s principal joint ventures:

	FREP		BASF-YPC		Taihu		YASREF		Sinopec SABIC Tianjin
	At	At	At	At	At	At	At	At	At	At
	31 December	31 December	31 December	31 December	31 December	31 December	31 December	31 December	31 December	31 December
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets
Cash and cash equivalents	7,448	5,603	1,838	1,154	1,280	4,485	1,408	733	5,259	3,242
Other current assets	7,492	11,977	4,777	4,937	1,223	2,336	7,516	11,311	2,665	4,501
Total current assets	14,940	17,580	6,615	6,091	2,503	6,821	8,924	12,044	7,924	7,743
Non-current assets	15,237	17,267	9,993	10,498	12,531	10,453	45,413	50,548	18,258	14,878
Current liabilities
Current financial liabilities	(1,203)	(1,280)	(456)	(237)	(38)	(57)	(9,520)	(7,445)	(998)	(500)
Other current liabilities	(5,147)	(7,090)	(2,190)	(1,808)	(1,043)	(1,815)	(8,644)	(12,504)	(3,052)	(2,896)
Total current liabilities	(6,350)	(8,370)	(2,646)	(2,045)	(1,081)	(1,872)	(18,164)	(19,949)	(4,050)	(3,396)
Non-current liabilities
Non-current financial liabilities	(8,761)	(11,185)	–	–	(85)	(125)	(29,650)	(29,445)	(6,773)	(4,592)
Other non-current liabilities	(235)	(290)	(42)	(35)	(2,017)	(1,984)	(2,008)	(1,963)	(378)	(368)
Total non-current liabilities	(8,996)	(11,475)	(42)	(35)	(2,102)	(2,109)	(31,658)	(31,408)	(7,151)	(4,960)
Net assets	14,831	15,002	13,920	14,509	11,851	13,293	4,515	11,235	14,981	14,265
Net assets attributable to shareholders of the company	14,831	15,002	13,920	14,509	11,439	12,829	4,515	11,235	14,981	14,265
Net assets attributable to minority interests	–	–	–	–	412	464	–	–	–	–
Share of net assets from joint ventures	7,416	7,501	5,568	5,804	5,605	6,286	–	4,213	7,491	7,133
Carrying Amounts	7,416	7,501	5,568	5,804	5,605	6,286	–	4,213	7,491	7,133

Summarised income statement

	FREP		BASF-YPC		Taihu		YASREF		Sinopec SABIC Tianjin
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	38,691	57,047	15,701	19,590	9,528	15,222	37,337	75,940	14,881	20,541
Interest income	118	124	27	32	291	94	17	58	183	171
Interest expense	(535)	(597)	(16)	(26)	(20)	(265)	(1,136)	(1,470)	(131)	(134)
Profit/(loss) before taxation	520	964	1,518	2,314	2,304	3,320	(7,193)	(1,292)	954	2,178
Tax expense	(87)	(197)	(379)	(579)	(378)	(708)	1,057	(8)	(236)	(533)
Profit/(loss) for the year	433	767	1,139	1,735	1,926	2,612	(6,136)	(1,300)	718	1,645
Other comprehensive loss	–	–	–	–	(3,368)	(1,105)	(584)	(261)	–	–
Total comprehensive income/(loss)	433	767	1,139	1,735	(1,442)	1,507	(6,720)	(1,561)	718	1,645
Dividends from joint ventures	300	1,400	691	1,224	–	–	–	–	–	1,750
Share of net profit/(loss) from joint ventures	217	384	456	694	911	1,235	(2,301)	(488)	359	823
Share of other comprehensive loss from joint ventures (iii)	–	–	–	–	(1,593)	(522)	(219)	(98)	–	–

The share of profit and other comprehensive income for the year ended 31 December 2020 in all individually immaterial joint ventures accounted for using equity method in aggregate was RMB 993 million (2019: RMB 1,737 million) and RMB 808 million (2019: other comprehensive loss RMB 168 million) respectively. As at 31 December 2020, the carrying amount of all individually immaterial joint ventures accounted for using equity method in aggregate was RMB 26,099 million (2019: RMB 25,530 million).

12   LONG-TERM EQUITY INVESTMENTS (CONTINUED)

(c)	Major financial information of principal associates
Summarised balance sheet and reconciliation to their carrying amounts in respect of the Group’s principal associates:

	PipeChina	Sinopec Finance		SIBUR		Zhongtian Synergetic Energy		CIR
	At	At	At	At	At	At	At	At	At
	31 December	31 December	31 December	31 December	31 December	31 December	31 December	31 December	31 December
	2020	2020	2019	2020	2019	2020	2019	2020	2019
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets	74,012	175,139	180,383	30,678	31,634	3,721	4,219	2,402	7,612
Non-current assets	655,982	53,008	18,926	147,140	182,646	53,124	56,424	903	971
Current liabilities	(55,562)	(197,872)	(170,621)	(31,157)	(31,295)	(8,315)	(13,887)	(699)	(936)
Non-current liabilities	(104,150)	(514)	(582)	(58,941)	(71,289)	(28,422)	(26,227)	(286)	(166)
Net assets	570,282	29,761	28,106	87,720	111,696	20,108	20,529	2,320	7,481
Net assets attributable to shareholders of the Company	505,336	29,761	28,106	87,280	111,250	20,108	20,529	2,320	7,481
Net assets attributable to minority interests	64,946	–	–	440	446	–	–	–	–
Share of net assets from associates	70,747	14,583	13,772	8,728	11,125	7,792	7,955	1,160	3,741
Carrying Amounts	70,747	14,583	13,772	8,728	11,125	7,792	7,955	1,160	3,741

Summarised income statement

	PipeChina (iv)	Sinopec Finance		SIBUR		Zhongtian Synergetic Energy		CIR
	2020	2020	2019	2020	2019	2020	2019	2020	2019
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	22,766	4,742	4,966	49,793	56,706	11,707	13,329	1,252	2,334
Profit/(loss) for the year	6,444	2,027	2,234	(1,936)	6,513	551	1,994	181	424
Other comprehensive (loss)/income	–	(372)	411	(19,180)	(1,435)	–	–	(308)	151
Total comprehensive income/(loss)	6,444	1,655	2,645	(21,116)	5,078	551	1,994	(127)	575
Dividends declared by associates	–	–	–	285	468	284	219	2,517	–
Share of profit/(loss) from associates	709	993	1,095	(194)	651	214	773	91	212
Share of other comprehensive (loss)/income from associates (iii)	–	(182)	201	(1,918)	(144)	–	–	(154)	76
The share of profit and other comprehensive income for the year ended 31 December 2020 in all individually immaterial associates accounted for using equity method in aggregate was RMB 4,264 million (2019: RMB 5,661 million) and RMB 817 million (2019: other comprehensive loss RMB 155 million) respectively. As at 31 December 2020, the carrying amount of all individually immaterial associates accounted for using equity method in aggregate was RMB 33,153 million (2019: RMB 59,144 million).

Note:

(i)
Additions for the year mainly arise from the Company and Sinopec Natural Gas Limited Company acquiring 14% of PipeChina in total. The Group has a member stationed on the board of directors of PipeChina. According to the structure and the resolution mechanism of the board of directors, the Group can exercise significant influence on PipeChina.

Disposals for the year mainly due to that the Group entered into the Agreements on transferring equity interests in the relevant oil and pipeline companies with PipeChina. Details of investment income are set out in Note 47.

(ii)	Sinopec is able to exercise significant influence in SIBUR since Sinopec has a member in SIBUR’s Board of Directors and has a member in SIBUR’s Management Board.

(iii)	Including foreign currency translation differences.

(iv)	The summarised income statement for the year 2020 presents the operating results from the date when the Group can exercise significant influence on PipeChina to 31 December 2020.

13   FIXED ASSETS

The Group

	At 31 December	At 31 December
	2020	2019
	RMB million	RMB million
Fixed assets (a)	589,247	625,692
Fixed assets pending for disposal	38	14
Total	589,285	625,706

(a)	Fixed assets

	Plants and buildings	Oil and gas properties	Equipment, machinery and others	Total
	RMB million	RMB million	RMB million	RMB million

Cost:
Balance at 1 January 2020	130,234	727,552	1,016,794	1,874,580
Additions for the year	390	1,563	5,147	7,100
Transferred from construction in progress	10,848	32,214	98,095	141,157
Reclassifications	1,443	(125)	(1,318)	–
Decreases for the year (i)	(6,329)	(806)	(132,398)	(139,533)
Exchange adjustments	(141)	(2,806)	(226)	(3,173)
Balance at 31 December 2020	136,445	757,592	986,094	1,880,131
Accumulated depreciation:
Balance at 1 January 2020	55,882	543,629	570,658	1,170,169
Additions for the year	4,628	32,054	48,380	85,062
Reclassifications	393	(98)	(295)	–
Decreases for the year (i)	(2,370)	(462)	(47,062)	(49,894)
Exchange adjustments	(49)	(2,520)	(136)	(2,705)
Balance at 31 December 2020	58,484	572,603	571,545	1,202,632
Provision for impairment losses:
Balance at 1 January 2020	3,977	43,563	31,179	78,719
Additions for the year	683	4,739	6,292	11,714
Reclassifications	–	–	–	–
Decreases for the year (i)	(847)	(2)	(1,147)	(1,996)
Exchange adjustments	–	(183)	(2)	(185)

Balance at 31 December 2020	3,813	48,117	36,322	88,252
Net book value:
Balance at 31 December 2020	74,148	136,872	378,227	589,247
Balance at 31 December 2019	70,375	140,360	414,957	625,692

The Company

	At 31 December	At 31 December
	2020	2019
	RMB million	RMB million
Fixed assets (a)	283,691	291,544
Fixed assets pending for disposal	4	3
Total	283,695	291,547

13   FIXED ASSETS (CONTINUED)

The Company (Continued)

(a)	Fixed assets

	Plants and buildings	Oil and gas properties	Equipment, machinery and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2020	49,000	598,304	472,250	1,119,554
Additions for the year	177	1,256	1,636	3,069
Transferred from construction in progress	1,377	22,527	26,490	50,394
Reclassifications	384	(86)	(298)	–
Transferred from subsidiaries	71	–	928	999
Transferred to subsidiaries	(1,060)	(481)	(6,673)	(8,214)
Decreases for the year	(593)	(3,037)	(9,982)	(13,612)
Balance at 31 December 2020	49,356	618,483	484,351	1,152,190
Accumulated depreciation:
Balance at 1 January 2020	24,232	446,076	297,682	767,990
Additions for the year	1,544	24,207	21,031	46,782
Reclassifications	187	(64)	(123)	–
Transferred from subsidiaries	32	–	372	404
Transferred to subsidiaries	(514)	(250)	(3,546)	(4,310)
Decreases for the year	(292)	(1,251)	(5,575)	(7,118)
Balance at 31 December 2020	25,189	468,718	309,841	803,748
Provision for impairment losses:
Balance at 1 January 2020	1,795	37,383	20,842	60,020
Additions for the year	528	4,023	3,677	8,228
Reclassifications	–	–	–	–
Transferred from subsidiaries	–	–	–	–
Transferred to subsidiaries	(305)	–	(2,288)	(2,593)
Decreases for the year	(101)	–	(803)	(904)

Balance at 31 December 2020	1,917	41,406	21,428	64,751
Net book value:
Balance at 31 December 2020	22,250	108,359	153,082	283,691
Balance at 31 December 2019	22,973	114,845	153,726	291,544

(i)	Disposals for the year ended 31 December 2020 mainly due to the Company and its subsidiaries disposed their oil and gas pipeline and ancillary facilities to PipeChina.

The additions to oil and gas properties of the Group and the Company for the year ended 31 December 2020 included RMB 1,563 million (2019: RMB 1,408 million) (Note 34) and RMB 1,256 million (2019: RMB 1,131 million), respectively of the estimated dismantlement costs for site restoration.

Impairment losses on fixed assets for the year ended 31 December 2020 primarily represent impairment losses recognised in the exploration and production (“E&P”) segment of RMB 8,435 million (2019: RMB 0 million), the chemicals segment of RMB 2,611 million (2019:
RMB 4 million), marketing and distribution segment of RMB 442 million (2019: RMB 52 million) and the refining segment of RMB 226 million (2019: RMB 140 million). The impairment losses in the E&P segment were mainly the impairment losses of fixed assets relating to oil and gas producing activities.The primary factors resulting in the E&P segment impairment loss were low oil price outlook and downward revision of oil and gas reserve in certain fields. E&P segment determines recoverable amounts of fixed assets relating to oil and gas producing activities, which include significant judgments and assumptions. The recoverable amounts were determined based on the present values of the expected future cash flows of the assets using a pre-tax discount rate 10.47% (2019: 10.47%). Further future downward revisions to the Group’s oil price outlook would lead to further impairments which, in aggregate, are likely to be material. It is estimated that a general decrease of 5% in oil price, with all other variables held constant, would result in additional impairment loss on the Group’s fixed assets relating to oil and gas producing activities by approximately RMB 4,548 million (2019: RMB 184 million). It is estimated that a general increase of 5% in operating cost, with all other variables held constant, would result in additional impairment loss on the Group’s fixed assets relating to oil and gas producing activities by approximately RMB 2,836 million (2019: RMB 180 million). It is estimated that a general increase of 5% in discount rate, with all other variables held constant, would result in additional impairment loss on the Group’s fixed assets relating to oil and gas producing activities by approximately RMB 287 million (2019: RMB 7 million).The assets in the chemicals segment were written down because evidence indicates the economic performance of certain production facilities are worse than expected.

At 31 December 2020 and 31 December 2019, the Group and the Company had no individually significant fixed assets which were pledged.

At 31 December 2020 and 31 December 2019, the Group and the Company had no individually significant fixed assets which were temporarily idle or pending for disposal.

At 31 December 2020 and 31 December 2019, the Group and the Company had no individually significant fully depreciated fixed assets which were still in use.

14   CONSTRUCTION IN PROGRESS

	The Group	The Company
	RMB million	RMB million
Cost:
Balance at 1 January 2020	175,716	60,906
Additions for the year	130,283	62,427
Disposals for the year	(20,520)	(4,771)
Transferred to subsidiaries	–	(2,120)
Dry hole costs written off	(5,928)	(5,160)
Transferred to fixed assets	(141,157)	(50,394)
Reclassification to other assets	(11,464)	(706)
Exchange adjustments	(118)	–
Balance at 31 December 2020	126,812	60,182
Provision for impairment losses:
Balance at 1 January 2020	1,844	413
Additions for the year	844	293
Decreases for the year	(576)	(404)
Exchange adjustments	(65)	–

Balance at 31 December 2020	2,047	302
Net book value:
Balance at 31 December 2020	124,765	59,880
Balance at 31 December 2019	173,872	60,493

At 31 December 2020, major construction projects of the Group are as follows:

Project name	Budgeted amount	Balance at 1 January 2020	Net change for the year	Balance at 31 December 2020	Percentage of project investment to budgeted amount	Source of funding	Accumulated interest capitalised at 31 December 2020
	RMB million	RMB million	RMB million	RMB million			RMB million
Zhenhai Refining and Chemical ethylene expansion project	26,680	1,688	5,944	7,632	34%	Bank loans & self-financing	17
Hainan Refining and Chemical ethylene and oil refinery expansion project	28,085	502	4,500	5,002	18%	Self-financing	–
Western Sichuan Gas Field Leikoupo Formation Gas Reservoir Development and Construction Project	10,423	1,024	403	1,427	14%	Bank loans & self-financing	43
Caprolactam industry chain relocation and upgrading transformation development project	13,950	–	1,000	1,000	7%	Bank loans	5
Weirong field Longmaxi Formation Shale Gas Production Capacity Construction Project (Second-stage)	6,747	–	865	865	15%	Bank loans & self-financing	6

15   RIGHT-OF-USE ASSETS

The Group

	Land	Others	Total
	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2020	176,132	34,188	210,320
Additions for the year	3,186	10,222	13,408
Decreases for the year	(7,930)	(3,142)	(11,072)
Balance at 31 December 2020	171,388	41,268	212,656
Accumulated depreciation:
Balance at 1 January 2020	6,567	5,702	12,269
Additions for the year	6,488	6,354	12,842
Decreases for the year	(463)	(1,575)	(2,038)
Balance at 31 December 2020	12,592	10,481	23,073
Provision for impairment losses:
Balance at 1 January 2020	–	–	–
Additions for the year	–	–	–
Decreases for the year	–	–	–

Balance at 31 December 2020	–	–	–
Net book value:
Balance at 31 December 2020	158,796	30,787	189,583
Balance at 31 December 2019	169,565	28,486	198,051

The Company

	Land	Others	Total
	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2020	116,073	1,121	117,194
Additions for the year	602	1,277	1,879
Decreases for the year	(1,628)	(126)	(1,754)
Balance at 31 December 2020	115,047	2,272	117,319
Accumulated depreciation:
Balance at 1 January 2020	3,796	566	4,362
Additions for the year	3,751	623	4,374
Decreases for the year	(53)	(101)	(154)
Balance at 31 December 2020	7,494	1,088	8,582
Provision for impairment losses:
Balance at 1 January 2020	–	–	–
Additions for the year	–	–	–
Decreases for the year	–	–	–

Balance at 31 December 2020	–	–	–
Net book value:
Balance at 31 December 2020	107,553	1,184	108,737
Balance at 31 December 2019	112,277	555	112,832

16   INTANGIBLE ASSETS

The Group

	Land use rights	Patents	Non-patent technology	Operation rights	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2020	92,648	5,344	5,035	53,549	5,700	162,276
Additions for the year	10,795	33	729	493	654	12,704
Decreases for the year	(1,475)	–	(187)	(475)	(204)	(2,341)
Balance at 31 December 2020	101,968	5,377	5,577	53,567	6,150	172,639
Accumulated amortisation:
Balance at 1 January 2020	22,534	3,601	3,277	19,391	3,535	52,338
Additions for the year	2,759	187	225	2,318	513	6,002
Decreases for the year	(336)	–	(41)	(187)	(144)	(708)
Balance at 31 December 2020	24,957	3,788	3,461	21,522	3,904	57,632
Provision for impairment losses:
Balance at 1 January 2020	228	482	27	145	17	899
Additions for the year	–	–	24	47	–	71
Decreases for the year	(2)	–	(24)	(3)	–	(29)

Balance at 31 December 2020	226	482	27	189	17	941
Net book value:
Balance at 31 December 2020	76,785	1,107	2,089	31,856	2,229	114,066
Balance at 31 December 2019	69,886	1,261	1,731	34,013	2,148	109,039

Amortisation of the intangible assets of the Group charged for the year ended 31 December 2020 is RMB 5,907 million (2019: RMB 5,703 million).

17   GOODWILL

Goodwill is allocated to the following Group’s cash-generating units:

Name of investees	Principal activities	At 31 December	At 31 December
		2020	2019
		RMB million	RMB million
Sinopec Zhenhai Refining and Chemical Branch	Manufacturing of intermediate petrochemical products and petroleum products	4,043	4,043
Shanghai SECCO Petrochemical Company Limited (“Shanghai SECCO”)	Production and sale of petrochemical products	2,541	2,541
Sinopec Beijing Yanshan Petrochemical Branch	Manufacturing of intermediate petrochemical products and petroleum products	1,004	1,004
Other units without individual significant goodwill		1,032	1,109
Total		8,620	8,697

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of the above cash generating units are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 11.4% to 13.4% (2019: 11.0% to 11.9%). Cash flows beyond the one-year period are maintained constant. Based on the estimated recoverable amount, no major impairment loss was recognised.

Key assumptions used for cash flow forecasts for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and management’s expectation on the future trend of the prices of crude oil and petrochemical products. The sales volume was based on the production capacity and/or the sales volume in the period immediately before the budget period.

18   LONG-TERM DEFERRED EXPENSES

Long-term deferred expenses primarily represent catalysts expenditures and improvement expenditures of fixed assets.

19   DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities before the consolidated elimination adjustments are as follows:

	Deferred tax assets		Deferred tax liabilities
	At 31 December	At 31 December	At 31 December	At 31 December
	2020	2019	2020	2019
	RMB million	RMB million	RMB million	RMB million
Receivables and inventories	2,411	2,546	–	–
Payables	1,286	1,142	–	–
Cash flow hedges	1,790	116	(4,420)	(384)
Fixed assets	15,793	16,463	(13,415)	(12,317)
Tax value of losses carried forward	13,322	3,594	–	–
Other equity instrument investments	127	131	(11)	(7)
Intangible assets	869	595	(517)	(508)
Others	371	318	(676)	(882)
Deferred tax assets/(liabilities)	35,969	24,905	(19,039)	(14,098)

The consolidated elimination amount between deferred tax assets and liabilities are as follows:

	At 31 December	At 31 December
	2020	2019
	RMB million	RMB million
Deferred tax assets	10,915	7,289
Deferred tax liabilities	10,915	7,289

Deferred tax assets and liabilities after the consolidated elimination adjustments are as follows:

	At 31 December	At 31 December
	2020	2019
	RMB million	RMB million
Deferred tax assets	25,054	17,616
Deferred tax liabilities	8,124	6,809

At 31 December 2020, certain subsidiaries of the Company did not recognise deferred tax of deductible loss carried forward of RMB 17,718 million (2019: RMB 16,605 million), of which RMB 4,349 million (2019: RMB 1,992 million) was incurred for the year ended 31 December 2020, because it was not probable that the related tax benefit will be realised. These deductible losses carried forward of RMB 3,089 million, RMB 5,938 million, RMB 2,356 million, RMB 1,986 million and RMB 4,349 million will expire in 2021, 2022, 2023, 2024, 2025 and after, respectively.

Periodically, management performed assessment on the probability that future taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have sufficient future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur. During the year ended 31 December 2020, write-down of deferred tax assets amounted to RMB 75 million (2019: RMB 189 million) (Note 52).

20   OTHER NON-CURRENT ASSETS

Other non-current assets mainly represent time deposits with terms of three years, prepayments for construction projects and purchases of equipment.

21   DETAILS OF IMPAIRMENT LOSSES

At 31 December 2020, impairment losses of the Group are analysed as follows:

	Note	Balance at 1 January 2020	Provision for the year	Written back for the year	Written off for the year	Other increase/ (decrease)	Balance at 31 December 2020
		RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Allowance for doubtful accounts
Included: Accounts receivable	7	1,848	2,173	(68)	(23)	(70)	3,860
Prepayments	9	80	181	(84)	–	(100)	77
Other receivables	10	1,456	195	(220)	(18)	118	1,531
		3,384	2,549	(372)	(41)	(52)	5,468
Inventories	11	2,585	11,689	(328)	(10,795)	(51)	3,100
Long-term equity investments	12	1,710	1,955	–	(4)	(113)	3,548
Fixed assets	13	78,719	11,714	–	(2,395)	214	88,252
Construction in progress	14	1,844	844	–	(171)	(470)	2,047
Intangible assets	16	899	47	–	(5)	–	941
Goodwill	17	7,861	–	–	–	–	7,861
Others		6	–	(14)	–	14	6
Total		97,008	28,798	(714)	(13,411)	(458)	111,223

The reasons for recognising impairment losses are set out in the respective notes of respective assets.

22   SHORT-TERM LOANS

The Group’s short-term loans represent:

	At 31 December 2020			At 31 December 2019
	Original currency million	Exchange rates	RMB million	Original currency million	Exchange rates	RMB million
Short-term bank loans			16,111			25,709
－Renminbi loans			16,111			25,619
－US Dollar loans	–	6.5249	–	13	6.9762	90
Short-term other loans			3			22
－Renminbi loans			3			22
Short-term loans from Sinopec Group Company and fellow subsidiaries			4,642			5,465
－Renminbi loans			1,141			2,709
－US Dollar loans	505	6.5249	3,298	321	6.9762	2,236
－Hong Kong Dollar loans	37	0.8416	31	553	0.8958	495
－Euro loans	21	8.0250	172	3	7.8155	25
Total			20,756			31,196

At 31 December 2020, the Group’s interest rates on short-term loans were from interest 0.63% to 4.55% (At 31 December 2019: from interest 0.80% to 6.53%) per annum. The majority of the above loans are by credit.

At 31 December 2020 and 31 December 2019, the Group had no significant overdue short-term loans.

23   BILLS PAYABLE

Bills payable primarily represented bank accepted bills for the purchase of material, goods and products. Bills payable were due within one year.

At 31 December 2020 and 31 December 2019, the Group had no overdue unpaid bills.

24   ACCOUNTS PAYABLE

At 31 December 2020 and 31 December 2019, the Group had no individually significant accounts payable aged over one year.

25   CONTRACT LIABILITIES

As at 31 December 2020 and 31 December 2019, the Group’s contract liabilities primarily represent advances from customers. Related performance obligations are satisfied and revenue is recognised within one year.

26   EMPLOYEE BENEFITS PAYABLE

At 31 December 2020 and 31 December 2019, the Group’s employee benefits payable primarily represented wages payable and social insurance payables.

27   TAXES PAYABLE

The Group

	At 31 December	At 31 December
	2020	2019
	RMB million	RMB million
Value-added tax payable	5,085	4,944
Consumption tax payable	56,762	53,007
Income tax payable	6,586	3,267
Mineral resources compensation fee payable	132	136
Other taxes	8,278	8,170
Total	76,843	69,524

28   OTHER PAYABLES

At 31 December 2020 and 31 December 2019, other payables of the Group over one year primarily represented payables for constructions.

29   NON-CURRENT LIABILITIES DUE WITHIN ONE YEAR

The Group’s non-current liabilities due within one year represent:

	At 31 December 2020			At 31 December 2019
	Original currency million	Exchange rates	RMB million	Original currency million	Exchange rates	RMB million
Long-term bank loans
– Renminbi loans			4,613			1,765
– US Dollar loans	4	6.5249	24	4	6.9762	25
Long-term loans from Sinopec Group Company and fellow subsidiaries
– Renminbi loans			622			37,824
Long-term loans due within one year			5,259			39,614
Debentures payable due within one year
– Renminbi debentures			–			13,000
Debentures payable due within one year			–			13,000
Lease liabilities due within one year			15,292			15,198
Others			1,942			1,678
Non-current liabilities due within one year			22,493			69,490

At 31 December 2020 and 31 December 2019, the Group had no significant overdue long-term loans.

30   OTHER CURRENT LIABILITIES

As at 31 December 2020, other current liabilities mainly represent output VAT to be transferred and short-term corporate bonds.

The Company issued Super & Short-term Commercial Paper on 20 August 2020 at par value of RMB 100, and the interest will be paid at its maturity. The total issued amount of the 169-day corporate bonds is RMB 3 billion with a fixed rate at 1.70% per annum.

31   LONG-TERM LOANS

The Group’s long-term loans represent:

		At 31 December 2020			At 31 December 2019
	Interest rate and final maturity	Original currency million	Exchange rates	RMB million	Original currency million	Exchange rates	RMB million
Long-term bank loans
– Renminbi loans	Interest rates ranging from interest 1.08% to 5.23% per annum at 31 December 2020 with maturities through 2030			38,226			31,714
– US Dollar loans	Interest rates at 1.55% per annum at 31 December 2020 with maturities through 2039	14	6.5249	92	18	6.9762	127
Less: Current portion				(4,637)			(1,790)
Long-term bank loans				33,681			30,051
Long-term loans from Sinopec Group Company and fellow subsidiaries
– Renminbi loans	Interest rates ranging from interest 1.08% to 5.23% per annum at 31 December 2020 with maturities through 2036			11,013			47,450
– US Dollar loans	Interest rates at 1.60% per annum at 31 December 2020 with maturities in 2027	213	6.5249	1,387	–	6.9762	–
Less: Current portion				(622)			(37,824)

Long-term loans from Sinopec Group Company and fellow subsidiaries				11,778			9,626
Total				45,459			39,677

The maturity analysis of the Group’s long-term loans is as follows:

	At 31 December	At 31 December
	2020	2019
	RMB million	RMB million
Between one and two years	3,520	5,089
Between two and five years	39,504	12,138
After five years	2,435	22,450
Total	45,459	39,677

Long-term loans are primarily unsecured, and carried at amortised costs.

32   DEBENTURES PAYABLE

The Group

	At 31 December	At 31 December
	2020	2019
	RMB million	RMB million
Debentures payable:
– Corporate Bonds (i)	38,356	32,157
Less: Current portion	–	(13,000)
Total	38,356	19,157

Note:

(i)
The Company issued corporate bonds with a maturity of three years on 31 March 2020 at par value of RMB 100. The total issued amount of the corporate bonds is RMB 10 billion. The corporate bonds adopt a simple interest rate on an annual basis with a fixed rate at 2.70% per annum and the interest is paid once a year.

The Company issued corporate bonds with a maturity of three years on 27 May 2020 at par value of RMB 100. The total issued amount of the corporate bonds is
RMB 10 billion. The corporate bonds adopt a simple interest rate on an annual basis with a fixed rate at 2.20% per annum and the interest is paid once a year.

These corporate bonds are carried at amortised cost, including USD denominated corporate bonds of RMB 11,379 million, and RMB denominated corporate bonds of RMB 26,977 million (2019: USD denominated corporate bonds of RMB 12,157 million, and RMB denominated corporate bonds of RMB 20,000 million).

33   LEASE LIABILITY

The Group

	At 31 December	At 31 December
	2020	2019
	RMB million	RMB million
Lease liabilities	187,598	192,872
Deduct: Current portion of lease liabilities (Note 29)	15,292	15,198
Total	172,306	177,674

34   PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has established certain standardised measures for the dismantlement of its retired oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its retired oil and gas properties. Movement of provision of the Group’s obligations for the dismantlement of its retired oil and gas properties is as follows:

The Group
RMB million
Balance at 1 January 2020	42,438
Provision for the year	1,563
Accretion expenses	1,343
Decrease for the year	(1,490)
Exchange adjustments	(141)
Balance at 31 December 2020	43,713

35   OTHER NON-CURRENT LIABILITIES

Other non-current liabilities primarily represent long-term payables, special payables and deferred income.

36   SHARE CAPITAL

The Group

	At 31 December	At 31 December
	2020	2019
	RMB million	RMB million
Registered, issued and fully paid:
95,557,771,046 listed A shares (2019: 95,557,771,046) of RMB 1.00 each	95,558	95,558
25,513,438,600 listed H shares (2019: 25,513,438,600) of RMB 1.00 each	25,513	25,513
Total	121,071	121,071

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities transferred to the Company
(Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB 1.00 each and offer not more than 19.5 billion shares with a par value of RMB 1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each, representing 12,521,864,000 H shares and 25,805,750 American Depositary Shares (“ADSs”, each representing 100 H shares), at prices of HKD 1.59 per H share and USD 20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong SAR and overseas investors. As part of the global initial public offering, 1,678,049,000 state-owned ordinary shares of RMB 1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong SAR and overseas investors.

In July 2001, the Company issued 2.8 billion listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

During the year ended 31 December 2010, the Company issued 88,774 listed A shares with a par value of RMB 1.00 each, as a result of exercise of 188,292 warrants entitled to the Bonds with Warrants.

36   SHARE CAPITAL (CONTINUED)

The Group (Continued)

During the year ended 31 December 2011, the Company issued 34,662 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2012, the Company issued 117,724,450 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

On 14 February 2013, the Company issued 2,845,234,000 listed H shares (“the Placing”) with a par value of RMB 1.00 each at the Placing Price of HKD 8.45 per share. The aggregate gross proceeds from the Placing amounted to approximately HKD 24,042,227,300.00 and the aggregate net proceeds (after deduction of the commissions and estimated expenses) amounted to approximately HKD 23,970,100,618.00.

In June 2013, the Company issued 21,011,962,225 listed A shares and 5,887,716,600 listed H shares as a result of bonus issues of 2 shares converted from the retained earnings, and 1 share transferred from capital reserve for every 10 existing shares.

During the year ended 31 December 2013, the Company issued 114,076 listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2014, the Company issued 1,715,081,853 listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2015, the Company issued 2,790,814,006 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

All A shares and H shares rank pari passu in all material aspects.

Capital management

Management optimises the structure of the Group’s capital, which comprises of equity and debts and bonds. In order to maintain or adjust the capital structure of the Group, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans and bonds. Management monitors capital on the basis of the debt-to-capital ratio, which is calculated by dividing long-term loans (excluding current portion) and debentures payable, by the total of equity attributable to shareholders of the Company and long-term loans (excluding current portion) and debentures payable, and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the Group’s operating and investment needs and the changes of market conditions, and to maintain the debt-to-capital ratio and the liability-to-asset ratio of the Group at a range considered reasonable. As at 31 December 2020, the debt-to-capital ratio and the liability-to-asset ratio of the Group were 10.1% (2019: 7.4%) and 49.0% (2019: 50.1%), respectively.

The schedule of the contractual maturities of loans and commitments are disclosed in Notes 31 and 59, respectively.

There were no changes in the management’s approach to capital management of the Group during the year. Neither the Company nor any of its subsidiaries is subject to externally imposed capital requirements.

37   CAPITAL RESERVE

The movements in capital reserve of the Group are as follows:

RMB million
Balance at 1 January 2020	122,864
Adjustment for business combination of entities under common control	(972)
Transaction with minority interests	(138)
Others	804
Balance at 31 December 2020	122,558

Capital reserve represents mainly: (a) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation; (b) share premiums derived from issuances of H shares and A shares by the Company and excess of cash paid by investors over their proportionate shares in share capital, the proportionate shares of unexercised portion of the Bond with Warrants at the expiration date, and the amount transferred from the proportionate liability component and the derivative component of the converted portion of the 2011 Convertible Bonds; (c) difference between consideration paid for the combination of entities under common control and the transactions with minority interests over the carrying amount of the net assets acquired.

38   OTHER COMPREHENSIVE INCOME

The Group

(a)	The changes of other comprehensive income in consolidated income statement

	2020
	Before-tax amount	Tax effect	Net-of-tax amount
	RMB million	RMB million	RMB million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the year	9,207	(2,295)	6,912
Less: Reclassification adjustments for amounts transferred to the consolidated income statement	(198)	37	(161)
Subtotal	9,405	(2,332)	7,073
Changes in fair value of other equity instrument investments	(6)	(4)	(10)
Less: subtotal of amounts previously recognized in other comprehensive income transferred to retained earnings for the year	12	–	12
Subtotal	(18)	(4)	(22)
Fair value hedges	162	–	162
Subtotal	162	–	162
Other comprehensive loss that can be converted into profit or loss under the equity method	(2,441)	–	(2,441)
Subtotal	(2,441)	–	(2,441)
Foreign currency translation differences	(4,457)	–	(4,457)
Subtotal	(4,457)	–	(4,457)
Other comprehensive income	2,651	(2,336)	315

	2019
	Before-tax amount	Tax effect	Net-of-tax amount
	RMB million	RMB million	RMB million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the year	5,258	(974)	4,284
Less: Reclassification adjustments for amounts transferred to the consolidated income statement	(853)	196	(657)
Subtotal	6,111	(1,170)	4,941
Changes in fair value of other equity instrument investments	(39)	8	(31)
Subtotal	(39)	8	(31)
Other comprehensive loss that can be converted into profit or loss under the equity method	(810)	–	(810)
Subtotal	(810)	–	(810)
Foreign currency translation differences	1,480	–	1,480
Subtotal	1,480	–	1,480
Other comprehensive income	6,742	(1,162)	5,580

(b)	The change of each item in other comprehensive income

	Equity Attributable to shareholders of the company
	Other comprehensive income that can be converted into profit or loss under the equity method	Changes in fair value of other equity instrument investments	Fair value hedges	Cash flow hedges	Foreign currency translation differences	Subtotal	Minority interests	Total other comprehensive income
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
1 January 2019	(3,664)	4	–	(4,917)	1,803	(6,774)	(1,789)	(8,563)
Changes in 2019	(424)	(20)	–	5,954	943	6,453	220	6,673
31 December 2019	(4,088)	(16)	–	1,037	2,746	(321)	(1,569)	(1,890)
1 January 2020	(4,088)	(16)	–	1,037	2,746	(321)	(1,569)	(1,890)
Changes in 2020	(2,001)	(4)	81	6,768	(3,485)	1,359	(1,031)	328
31 December 2020	(6,089)	(20)	81	7,805	(739)	1,038	(2,600)	(1,562)

As at 31 December 2020, cash flow hedge reserve amounted to a gain of RMB 8,176 million (31 December 2019: a gain of RMB 1,102 million), of which a gain of RMB 7,805 million was attribute to shareholders of the Company (31 December 2019: a gain of RMB 1,037 million).

39   SURPLUS RESERVES

Movements in surplus reserves are as follows:

	The Group
	Statutory	Discretionary
	surplus reserve	surplus reserves	Total
	RMB million	RMB million	RMB million
Balance at 1 January 2020	90,423	117,000	207,423
Appropriation	1,857	–	1,857
Balance at 31 December 2020	92,280	117,000	209,280

The PRC Company Law and Articles of Association of the Company have set out the following profit appropriation plans:

(a)	10% of the net profit is transferred to the statutory surplus reserve. In the event that the reserve balance reaches 50% of the registered capital, no transfer is needed;

(b)	After the transfer to the statutory surplus reserve, a transfer to discretionary surplus reserve can be made upon the passing of a resolution at the shareholders’ meeting.

40   OPERATING INCOME AND OPERATING COSTS

	The Group		The Company
	2020	2019	2020	2019
	RMB million	RMB million	RMB million	RMB million
Income from principal operations	2,049,456	2,899,682	743,188	984,185
Income from other operations	56,528	60,117	27,133	37,087
Total	2,105,984	2,959,799	770,321	1,021,272
Operating costs	1,688,398	2,479,356	584,315	799,566

The income from principal operations mainly represents revenue from the sales of refined petroleum products, chemical products, crude oil and natural gas, which are recognised at a point in time. The income from other operations mainly represents revenue from sale of materials, rental income and others. Operating costs primarily represent the products cost related to the principal operations. The Group’s segmental information is set out in Note 61.

The detailed information about the Group’s operating income is as follows:

	2020	2019
	RMB million	RMB million
Income from principal operations	2,049,456	2,899,682
Gasoline	557,605	699,202
Diesel	422,569	615,342
Crude oil	351,707	549,720
Basic chemical feedstock	155,687	215,773
Synthetic resin	122,313	125,658
Kerosene	72,385	191,636
Natural gas	48,121	53,839
Synthetic fiber monomers and polymers	41,640	80,100
Others (i)	277,429	368,412
Income from other operations	56,528	60,117
Sale of materials and others	55,441	58,886
Rental income	1,087	1,231
Total	2,105,984	2,959,799

Note:

(i)	Others are primarily liquefied petroleum gas and other refinery and chemical byproducts and joint products.

41   TAXES AND SURCHARGES

The Group

	2020	2019
	RMB million	RMB million
Consumption tax	197,542	204,388
City construction tax	15,699	16,387
Education surcharge	11,670	12,111
Resources tax	4,572	5,883
Others	5,464	5,748
Total	234,947	244,517

The applicable tax rate of the taxes and surcharges are set out in Note 4.

42   FINANCIAL EXPENSES

The Group

	2020	2019
	RMB million	RMB million
Interest expenses incurred	6,513	7,039
Less: Capitalised interest expenses	2,011	1,015
Add: Interest expense on lease liabilities	9,349	9,646
Net interest expenses	13,851	15,670
Accretion expenses (Note 34)	1,343	1,418
Interest income	(4,803)	(7,210)
Net foreign exchange (gains)/losses	(885)	170
Total	9,506	10,048

The interest rates per annum at which borrowing costs were capitalised during the year ended 31 December 2020 by the Group ranged from 2.60% to 4.66% (2019: 2.92% to 4.66%).

43   CLASSIFICATION OF EXPENSES BY NATURE

The operating costs, selling and distribution expenses, general and administrative expenses, research and development expenses and exploration expenses (including dry holes) in consolidated income statement classified by nature are as follows:

	2020	2019
	RMB million	RMB million
Purchased crude oil, products and operating supplies and expenses	1,594,130	2,370,699
Personnel expenses	86,006	82,743
Depreciation, depletion and amortisation	106,965	109,172
Exploration expenses (including dry holes)	9,716	10,510
Other expenses	42,112	52,816
Total	1,838,929	2,625,940

44   RESEARCH AND DEVELOPMENT EXPENSES

The research and development expenditures are mainly used for the replacement of resources in upstream, optimising structure and operation upgrades in refining sector, structured adjustment of materials and products in chemical segment.

45   EXPLORATION EXPENSES

Exploration expenses include geological and geophysical expenses and written-off of unsuccessful dry hole costs.

46   OTHER INCOME

Other income are mainly the government grants related to the business activities.

47   INVESTMENT INCOME

	The Group		The Company
	2020	2019	2020	2019
	RMB million	RMB million	RMB million	RMB million
Income from investment of subsidiaries accounted for under cost method	–	–	19,296	25,416
Income from investment accounted for under equity method	6,712	12,777	3,637	3,579
Investment income/(loss) from disposal of business and long-term equity investments (i)	37,525	185	21,079	(1,543)
Dividend income from holding of other equity instrument investments	156	492	16	53
Investment income/(loss) from holding/disposal of financial assets and liabilities and derivative financial instruments at fair value through profit or loss	687	(1,467)	(1,013)	142
Gain from ineffective portion of cash flow hedges	2,475	587	84	1
Others	(69)	54	257	414
Total	47,486	12,628	43,356	28,062

47   INVESTMENT INCOME (CONTINUED)

(i)
The Company and Sinomart KTS Development Limited, Sinopec Natural Gas Limited Company and Sinopec Marketing Company Limited(“Marketing Company”), the subsidiaries of the Company entered into the Agreement on Cash Payment to Purchase Equity in Sinopec Yu Ji Pipeline Company Limited, the Agreement on Additional Issuance of Equity and Cash Payment to Purchase Assets, the Agreement on Cash Payment to Purchase Assets and the Agreement on Additional Issuance of Equity to Purchase Assets with PipeChina, on 21 July 2020 and on 23 July 2020 respectively, pursuant to which the Company and its subsidiaries proposed to dispose target business, including equity interests in the relevant companies, oil and gas pipeline and ancillary facilities, to PipeChina. The above transactions were considered and approved by the 15th Session of 7th Directorate Meeting on 23 July 2020 and the second Extraordinary General Meeting on 28 September 2020. The transaction consideration was mainly additional issuance of equity and/or cash payment by PipeChina and the gain on above transactions was RMB 37,731 million. Main assets and liabilities of disposed target business are as follows:

30 September 2020
RMB million
Inventories	8,191
Long-term equity investments	26,412
Fixed assets	83,510
Construction in progress	19,843
Long-term loans	(41,800)
Other financial statement items	(9,035)
Net Assets	87,121

48   LOSSES FROM CHANGES IN FAIR VALUE

The Group

	2020	2019
	RMB million	RMB million
Net fair value losses on financial assets and financial liabilities at fair value through profit or loss	(1,824)	(2,702)
Unrealised gains/(losses) from ineffective portion cash flow hedges, net	576	(809)
Others	(5)	–
Total	(1,253)	(3,511)

49   IMPAIRMENT LOSSES

The Group

	2020	2019
	RMB million	RMB million
Prepayments	97	30
Inventories	11,361	1,417
Long-term equity investment	1,955	–
Fixed assets	11,714	196
Construction in progress	844	135
Others	47	1
Total	26,018	1,779

50   NON-OPERATING INCOME

The Group

	2020	2019
	RMB million	RMB million
Government grants	1,210	884
Others	1,160	1,717
Total	2,370	2,601

51   NON-OPERATING EXPENSES

The Group

	2020	2019
	RMB million	RMB million
Fines, penalties and compensation	43	173
Donations	301	210
Others	4,388	2,241
Total	4,732	2,624

52   INCOME TAX EXPENSE

The Group

	2020	2019
	RMB million	RMB million
Provision for income tax for the year	14,209	15,021
Deferred taxation	(7,873)	3,385
Under-provision for income tax in respect of preceding year	(117)	(467)
Total	6,219	17,939

Reconciliation between actual income tax expense and accounting profit at applicable tax rates is as follows:

	2020	2019
	RMB million	RMB million
Profit before taxation	47,969	90,111
Expected income tax expense at a tax rate of 25%	11,992	22,528
Tax effect of non-deductible expenses	3,333	2,299
Tax effect of non-taxable income (i)	(8,345)	(4,458)
Tax effect of preferential tax rate (ii)	(1,011)	(2,003)
Effect of income taxes at foreign operations	(730)	(312)
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(65)	(335)
Tax effect of tax losses not recognised	1,087	498
Write-down of deferred tax assets	75	189
Adjustment for under provision for income tax in respect of preceding years	(117)	(467)
Actual income tax expense	6,219	17,939

Note:

(i)
In 2020, the tax effect of non-taxable income includes the tax exempt investment income of joint ventures and associates and the tax exempt part of the gain related to the disposal of oil and gas pipeline and ancillary facilities.

(ii)
The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in western regions in the PRC are taxed at preferential income tax rate of 15% through the year 2020. According to Announcement [2020] No.23 of the MOF “Announcement of the MOF, the State Taxation Administration and the National Development and Reform Commission on continuation of the income tax policy of western development enterprises”, the preferential income tax rate of 15% extends from 1 January 2021 to 31 December 2030.

53   DIVIDENDS

(a)	Dividends of ordinary shares declared after the balance sheet date

Pursuant to a resolution passed at the director’s meeting on 26 March 2021, final dividends in respect of the year ended 31 December 2020 of RMB 0.13 (2019: RMB 0.19) per share totaling RMB 15,739 million (2019: RMB 23,004 million) were proposed for shareholders’ approval at the Annual General Meeting. Final cash dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b)	Dividends of ordinary shares declared during the year

Pursuant to the shareholders’ approval at the General Meeting on 28 September 2020, the interim dividends for the year ending 31 December 2020 of RMB 0.07 (2019: RMB 0.12) per share totaling RMB 8,475 million (2019: RMB 14,529 million) were approved. Dividends were paid on 23 October 2020.

Pursuant to the shareholders’ approval at the Annual General Meeting on 19 May 2020, a final dividend of RMB 0.19 per share totaling
RMB 23,004 million according to total shares on 9 June 2020 was approved. All dividends have been paid in the year ended 31 December 2020.

Pursuant to the shareholders’ approval at the Annual General Meeting on 9 May 2019, a final dividend of RMB 0.26 per share totaling
RMB 31,479 million according to total shares on 10 June 2019 was approved. All dividends have been paid in the year ended 31 December 2019.

54   SUPPLEMENTAL INFORMATION TO THE CASH FLOW STATEMENT

The Group

(a)	Reconciliation of net profit to cash flows from operating activities:

	2020	2019
	RMB million	RMB million
Net profit	41,750	72,172
Add: Impairment losses on assets	26,018	1,779
Credit impairment losses	2,066	1,264
Depreciation of right-of-use assets	12,813	12,246
Depreciation of fixed assets	85,046	87,960
Amortisation of intangible assets and long-term deferred expenses	9,106	8,966
Dry hole costs written off	5,928	5,831
Net (gain)/loss on disposal of non-current assets	(398)	1,829
Fair value loss	1,253	3,511
Financial expenses	11,765	10,433
Investment income	(47,486)	(12,628)
(Increase)/decrease in deferred tax assets	(10,143)	3,124
Increase in deferred tax liabilities	2,270	261
Decrease/(increase) in inventories	22,703	(9,748)
Safety fund reserve	237	69
Increase in operating receivables	(17,623)	(11,915)
Increase/(decrease) in operating payables	22,213	(21,535)
Net cash flow from operating activities	167,518	153,619

(b)	Net change in cash:

	2020	2019
	RMB million	RMB million
Cash balance at the end of the year	87,559	60,438
Less: Cash at the beginning of the year	60,438	111,927
Net increase/(decrease) of cash	27,121	(51,489)

(c)	The analysis of cash held by the Group is as follows:

	2020	2019
	RMB million	RMB million
Cash at bank and on hand
– Cash on hand	8	14
– Demand deposits	87,551	60,424
Cash at the end of the year	87,559	60,438

(d)	Net cash received from disposal of subsidiaries and other business entities:

	2020	2019
	RMB million	RMB million
Cash received from disposal of equity interests in the relevant companies, oil and gas pipeline and ancillary facilities	49,832	–
Others	37	–
Total	49,869	–

(e)	Other cash paid relating to financing activities:

	2020	2019
	RMB million	RMB million
Repayments of lease liabilities	15,327	16,859
Others	1,882	328
Total	17,209	17,187

55   RELATED PARTIES AND RELATED PARTY TRANSACTIONS

(1)	Related parties having the ability to exercise control over the Group

The name of the company	:	China Petrochemical Corporation
Unified social credit identifier	:	9111000010169286X1
Registered address	:	No. 22, Chaoyangmen North Street, Chaoyang District, Beijing
Principal activities	:
Exploration, production, storage and transportation (including pipeline transportation), sales and utilisation of crude oil and natural gas; refining; wholesale and retail of gasoline, kerosene and diesel; production, sales, storage and transportation of petrochemical and other chemical products; industrial investment and investment management; exploration, construction, installation and maintenance of petroleum and petrochemical constructions and equipments; manufacturing electrical equipment; research, development, application and consulting services of information technology and alternative energy products; import & export of goods and technology.

Relationship with the Group	:	Ultimate holding company
Types of legal entity	:	State-owned
Authorised representative	:	Zhang Yuzhuo
Registered capital	:	RMB 326,547 million

Sinopec Group Company is an enterprise controlled by the PRC government. Sinopec Group Company directly and indirectly holds 68.77% shareholding of the Company.

(2)	Related parties not having the ability to exercise control over the Group

Related parties under common control of a parent company with the Company:
Sinopec Finance (Note)
Sinopec Shengli Petroleum Administration Bureau
Sinopec Zhongyuan Petroleum Exploration Bureau
Sinopec Assets Management Corporation
Sinopec Engineering Incorporation
Sinopec Century Bright Capital Investment Limited
Sinopec Petroleum Storage and Reserve Limited

Associates of the Group:
PipeChina
Sinopec Finance
SIBUR
Zhongtian Synergetic Energy
CIR

Joint ventures of the Group:
FREP
BASF-YPC
Taihu
YASREF
Sinopec SABIC Tianjin

Note: Sinopec Finance is under common control of a parent company with the Company and is also the associate of the Group.

55   RELATED PARTIES AND RELATED PARTY TRANSACTIONS (CONTINUED)

(3)	The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures, which were carried out in the ordinary course of business, are as follows:

		The Group
	Note	2020	2019
		RMB million	RMB million
Sales of goods	(i)	233,283	285,853
Purchases	(ii)	158,963	189,914
Transportation and storage	(iii)	8,848	8,206
Exploration and development services	(iv)	31,444	33,310
Production related services	(v)	32,106	38,827
Ancillary and social services	(vi)	3,099	3,098
Agency commission income	(vii)	160	116
Interest income	(viii)	704	1,066
Interest expense	(ix)	919	1,334
Net deposits (placed with)/withdrawn from related parties	(viii)	(17,585)	5,230
Net funds (repaid to)/obtained from related parties	(x)	(31,144)	3,438

The amounts set out in the table above in respect of the year ended 31 December 2020 and 2019 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

Included in the transactions disclosed above, for the year ended 31 December 2020 are: a) purchases by the Group from Sinopec Group Company and fellow subsidiaries amounting to RMB 150,239 million (2019: RMB 151,851 million) comprising purchases of products and services (i.e. procurement, transportation and storage, exploration and development services and production related services) of RMB 134,359 million (2019: RMB 135,198 million), ancillary and social services provided by Sinopec Group Company and fellow subsidiaries of RMB 3,099 million (2019: RMB 3,097 million), lease charges for land, buildings and others paid by the Group of RMB 11,086 million, RMB 565 million and RMB 211 million (2019: RMB 11,330 million, RMB 509 million and RMB 383 million), respectively and interest expenses of RMB 919 million (2019: RMB 1,334 million); and b) sales by the Group to Sinopec Group Company and fellow subsidiaries amounting to RMB 71,862 million (2019: RMB 64,774 million), comprising RMB 71,075 million (2019: RMB 63,686 million) for sales of goods, RMB 704 million (2019: RMB 1,066 million) for interest income and RMB 83 million (2019: RMB 22 million) for agency commission income.

For the year ended 31 December 2020, no individually significant right-of-use assets were leased from Sinopec Group Company and fellow subsidiaries, associates and joint ventures by the Group. The interest expense recognised for the year ended 31 December 2020 on lease liabilities in respect of amounts due to Sinopec Group Company and fellow subsidiaries, associates and joint ventures was RMB 8,160 million (2019: RMB 8,518 million).

For the year ended 31 December 2020, the amount of rental the Group paid to Sinopec Group Company and fellow subsidiaries, associates and joint ventures for land, buildings and others are RMB 11,090 million, RMB 571 million and RMB 330 million (2019: RMB 11,333 million,
RMB 518 million and RMB 468 million).

As at 31 December 2020 and 31 December 2019, there was no guarantee given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, except for the disclosure set out in Note 60(b). Guarantees given to banks by the Group in respect of banking facilities to associates and joint ventures are disclosed in Note 60(b).

Notes:

(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of materials and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii)	Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

(iv)	Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, firefighting, security, product quality testing and analysis, information technology, design and engineering, construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection, and management services.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens and property maintenance.

(vii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

55   RELATED PARTIES AND RELATED PARTY TRANSACTIONS (CONTINUED)

(3)
The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures, which were carried out in the ordinary course of business, are as follows (Continued):

Notes: (Continued)

(viii)
Interest income represents interest received from deposits placed with Sinopec Finance and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate.

(ix)	Interest expense represents interest charges on the loans obtained from Sinopec Group Company and fellow subsidiaries.

(x)	The Group obtained loans, discounted bills and others from Sinopec Group Company and fellow subsidiaries.

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the year ended 31 December 2020. The terms of these agreements are summarised as follows:

(a)
The Company has entered into a non-exclusive “Agreement for Mutual Provision of Products and Ancillary Services” (“Mutual Provision Agreement”) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months’ notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

‧	the government-prescribed price;

‧	where there is no government-prescribed price, the government-guidance price;

‧	where there is neither a government-prescribed price nor a government-guidance price, the market price; or

‧	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

(b)
The Company has entered into a non-exclusive “Agreement for Provision of Cultural and Educational, Health Care and Community Services” with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

(c)
The Company has entered into a number of lease agreements with Sinopec Group Company to lease certain lands and buildings effective on 1 January 2000. The lease term is 40 or 50 years for lands and 20 years for buildings, respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land. The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party.

(d)
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

(e)
The Company has entered into a service station franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

(f)
On the basis of a series of continuing connected transaction agreements signed in 2000, the Company and Sinopec Group Company have signed the Fifth Supplementary Agreement and the Fourth Revised Memorandum of land use rights leasing contract on 24 August 2018, which took effect on 1 January 2019 and made adjustment to “Mutual Supply Agreement”, “Agreement for Provision of Cultural and Educational, Health Care and Community Services”, “Buildings Leasing Contract”, “Intellectual Property Contract” and “Land Use Rights Leasing Contract”, etc.

55   RELATED PARTIES AND RELATED PARTY TRANSACTIONS (CONTINUED)

(4)	Balances with Sinopec Group Company and fellow subsidiaries, associates and joint ventures

The balances with Sinopec Group Company and fellow subsidiaries, associates and joint ventures at 31 December 2020 and 31 December 2019 are as follows:

	The ultimate holding company		Other related companies
	At 31 December	At 31 December	At 31 December	At 31 December
	2020	2019	2020	2019
	RMB million	RMB million	RMB million	RMB million
Cash at bank and on hand	–	–	53,417	35,832
Accounts receivable	42	52	16,854	12,418
Receivables financing	–	–	760	407
Other receivables	–	60	18,062	11,423
Prepayments and other current assets	7	6	1,236	1,282
Other non-current assets	–	–	6,435	734
Bills payable	8	17	3,671	3,801
Accounts payable	122	94	19,004	21,265
Contract liabilities	41	51	5,899	4,405
Other payables	38	64	12,078	18,729
Other non-current liabilities	–	–	3,010	–
Short-term loans	–	–	4,642	5,465
Long-term loans (including current portion)	–	–	12,400	47,450
Lease liabilities (including current portion)	74,178	82,255	87,870	89,147

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 22 and Note 31.

As at and for the year ended 31 December 2020, and as at and for the year ended 31 December 2019, no individually significant impairment losses for bad and doubtful debts were recorded in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and joint ventures.

(5)	Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensations are as follows:

	2020	2019
	RMB thousand	RMB thousand
Short-term employee benefits	5,753	9,209
Retirement scheme contributions	342	536
Total	6,095	9,745

56   PRINCIPAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The significant accounting policies are set forth in Note 3. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

(a)	Oil and gas properties and reserves

The accounting for the exploration and production segment’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. The Group has used the successful efforts method to account for oil and gas business activities. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense. These costs primarily include dry hole costs, seismic costs and other exploratory costs.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates. Oil and gas reserves have a direct impact on the assessment of the recoverability of the carrying amounts of oil and gas properties reported in the financial statements. If proved reserves estimates are revised downwards, the Group’s earnings could be affected by changes in depreciation expense or an immediate write-down of the carrying amount of oil and properties.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in the similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs. Capitalised costs of proved oil and gas properties are amortised on a unit-of-production method based on volumes produced and reserves.

(b)	Impairment for assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with “CASs 8 – Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the fair value less costs to sell and the present value of expected future cash flows. It is difficult to precisely estimate the fair value because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value of expected future cash flows, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to sales volume, selling price, amount of operating costs and discount rate. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sales volume, selling price, amount of operating costs and discount rate.

(c)	Depreciation

Fixed assets are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets at least annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

(d)	Measurement of expected credit losses

The Group measures and recognises expected credit losses, considering reasonable and supportable information about the relevant past events, current conditions and forecasts of future economic conditions. The Group regularly monitors and reviews the assumptions used for estimating expected credit losses.

(e)	Allowance for diminution in value of inventories

If the costs of inventories become higher than their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories would be higher than estimated.

57   PRINCIPAL SUBSIDIARIES

The Company’s principal subsidiaries have been consolidated into the Group’s financial statements for the year ended 31 December 2020. The following list contains the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group:

Full name of enterprise	Principal activities	Registered capital/ paid-up capital	Actual investment at 31 December 2020	Percentage of equity interest/ voting right held by the Group	Minority Interests at 31 December 2020
		million	million	%	RMB million
(a) Subsidiaries acquired through group restructuring:
China Petrochemical International Company Limited	Trading of petrochemical products	RMB 1,400	RMB 1,856	100.00	17
China International United Petroleum and Chemical Company Limited	Trading of crude oil and petrochemical products	RMB 5,000	RMB 6,585	100.00	5,171
Sinopec Catalyst Company Limited	Production and sale of catalyst products	RMB 1,500	RMB 2,424	100.00	267
Sinopec Yangzi Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 15,651	RMB 15,651	100.00	–
Sinopec Lubricant Company Limited	Production and sale of refined petroleum products, lubricant base oil, and petrochemical materials	RMB 3,374	RMB 3,374	100.00	84
Sinopec Yizheng Chemical Fibre Limited Liability Company	Production and sale of polyester chips and polyester fibres	RMB 4,000	RMB 6,713	100.00	_
Marketing Company	Marketing and distribution of refined petroleum products	RMB 28,403	RMB 20,000	70.42	75,486
Sinopec Kantons Holdings Limited (“Sinopec Kantons”)	Provision of crude oil jetty services and natural gas pipeline transmission services	HKD 248	HKD 3,952	60.33	4,931
Sinopec Shanghai Petrochemical Company Limited (“Shanghai Petrochemical”)	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products	RMB 10,824	RMB 5,820	50.44	14,617
Fujian Petrochemical Company Limited (“Fujian Petrochemical”) (i)	Manufacturing of plastics, intermediate petrochemical products and petroleum products	RMB 10,492	RMB 5,246	50.00	6,500
(b) Subsidiaries established by the Group:
Sinopec International Petroleum Exploration and Production Limited (“SIPL”)	Investment in exploration, production and sale of petroleum and natural gas	RMB 8,250	RMB 8,250	100.00	6,950
Sinopec Overseas Investment Holding Limited (“SOIH”)	Investment holding of overseas business	USD 1,662	USD 1,959	100.00	–
Sinopec Chemical Sales Company Limited	Marketing and distribution of petrochemical products	RMB 1,000	RMB 1,165	100.00	91
Sinopec Great Wall Energy & Chemical Company Limited	Coal chemical industry investment management, production and sale of coal chemical products	RMB 22,761	RMB 22,795	100.00	(258)
Sinopec Beihai Refining and Chemical Limited Liability Company	Import and processing of crude oil, production, storage and sale of petroleum products and petrochemical products	RMB 5,294	RMB 5,240	98.98	117
ZhongKe (Guangdong) Refinery & Petrochemical Company Limited	Crude oil processing and petroleum products manufacturing	RMB 6,397	RMB 5,776	90.30	1,909
Sinopec Qingdao Refining and Chemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 5,000	RMB 4,250	85.00	1,518
Sinopec-SK	Production, sale, research and development of ethylene and downstream byproducts	RMB 7,193	RMB 7,193	59.00	4,485
(c) Subsidiaries acquired through business combination under common control:
Sinopec Hainan Refining and Chemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 9,606	RMB 7,205	75.00	4,885
Sinopec Qingdao Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 1,595	RMB 7,233	100.00	–
Gaoqiao Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 10,000	RMB 4,804	55.00	6,829
Sinopec Baling Petrochemical Co. Ltd. (“Baling Petrochemical”) (ii)	Crude oil processing and petroleum products manufacturing	RMB 3,00	RMB 3,00	55.00	2,133
(d) Subsidiaries acquired through business combination not under common control:
Shanghai SECCO	Production and sale of petrochemical products	RMB 7,801	RMB 7,801	67.60	5,920

*	The minority interests of subsidiaries which the Group holds 100% of equity interests at the end of the year are the minority interests of their subsidiaries.

Except for Sinopec Kantons and SOIH, which are incorporated in Bermuda and Hong Kong SAR, respectively, all of the above principal subsidiaries are incorporated and operate their businesses principally in the PRC.

The Group entered into an Agreement on transferring equity interests in the relevant oil and pipeline companies with PipeChina, which included 100% equity of Sinopec Pipeline Storage & Transportation Company Limited. See Note 47.

Notes:

(i)
The Group consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those return through its power over the entity.

(ii)	See Note 58.

57   PRINCIPAL SUBSIDIARIES (CONTINUED)

Summarised financial information on subsidiaries with material minority interests

Set out below are the summarised financial information which the amount before inter-company eliminations for each subsidiary whose minority interests that are material to the Group.

Summarised consolidated balance sheet

	Marketing Company		SIPL		Shanghai Petrochemical		Fujian Petrochemical		Sinopec Kantons		Shanghai SECCO		Sinopec-SK
	At	At	At	At	At	At	At	At	At	At	At	At	At	At
	31 December	31 December	31 December	31 December	31 December	31 December	31 December	31 December	31 December	31 December	31 December	31 December	31 December	31 December
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets	172,352	129,266	22,620	19,151	17,305	22,309	1,582	1,788	4,373	1,284	10,431	11,858	3,639	5,337
Current liabilities	(201,678)	(192,106)	(475)	(456)	(15,232)	(15,479)	(458)	(804)	(924)	(2,961)	(2,783)	(3,196)	(6,377)	(15,037)
Net current (liabilities)/assets	(29,326)	(62,840)	22,145	18,695	2,073	6,830	1,124	984	3,449	(1,677)	7,648	8,662	(2,738)	(9,700)
Non-current assets	323,571	340,356	8,951	13,234	27,444	23,327	12,568	11,558	9,106	12,777	12,177	11,473	22,187	21,567
Non-current liabilities	(59,554)	(58,732)	(18,270)	(16,952)	(162)	(141)	(693)	(688)	(170)	(158)	(1,553)	(1,627)	(8,509)	(7)
Net non-current assets/(liabilities)	264,017	281,624	(9,319)	(3,718)	27,282	23,186	11,875	10,870	8,936	12,619	10,624	9,846	13,678	21,560

Summarised consolidated statement of comprehensive income and cash flow

Year ended 31 December	Marketing Company		SIPL		Shanghai Petrochemical		Fujian Petrochemical		Sinopec Kantons		Shanghai SECCO		Sinopec-SK
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	1,099,680	1,427,705	2,017	3,282	74,705	100,346	4,871	5,535	1,064	1,274	21,626	28,341	28,702	31,016
Profit/(loss) for the year	22,415	22,984	1,160	2,831	639	2,225	243	477	2,047	1,131	2,132	3,137	(920)	664
Total comprehensive income/(loss)	21,149	23,354	(720)	2,693	628	2,233	243	477	1,814	1,140	2,132	3,137	(920)	664
Comprehensive income/(loss) attributable to minority interests	7,205	8,285	(287)	1,651	317	1,112	121	238	707	433	691	1,016	(377)	232
Dividends paid to minority interests	2,766	4,830	316	10,926	649	1,344	150	650	175	159	767	822	–	–
Net cash generated from/(used in) operating activities	54,139	40,260	281	2,128	1,751	5,121	(244)	622	586	716	3,119	4,601	(363)	5,532

58   CHANGE IN THE SCOPE OF CONSOLIDATION

Business combination under common control

Business combination under common control in 2020

Pursuant to the resolution passed at the Directors’ meeting on 28 October 2020, the Company entered into an Agreement with Sinopec Assets Management Corporation (“SAMC”) in relation to the formation of the Baling Petrochemical. According to the Agreement, the Company and SAMC subscribed capital contribution with the business of Baling area respectively and some cash. After the capital injection the Company remained to hold 55% of Baling Petrochemical’s voting rights and was still able to control Baling Petrochemical.

As Sinopec Group Company controls both the Company and SAMC, the transaction described above between Sinopec and SAMC has been accounted as business combination under common control. Accordingly, the assets and liabilities of which SAMC subscribed have been accounted for at historical cost, and the consolidated financial statements of the Group prior to these acquisitions have been restated to include the results of operation and the assets and liabilities of Baling Branch of SAMC on a combined basis.

Baling Petrochemical is mainly engaged in the production and sales of petrochemicals, chemical fibers, fertilizers, fine chemical products and other chemical products.

58   CHANGE IN THE SCOPE OF CONSOLIDATION (CONTINUED)

Business combination under common control (Continued)

Business combination under common control in 2020 (Continued)

(1)	The relevant financial information disclosed for changes in the scope of consolidation are as follows:

Acquiree	Share of acquired equity	The basis for the business combination under the common control	Date of acquisition	Basis of Determination on the acquisition date	Income of the acquiree from 1 January 2020 to the acquisition date	Net profits of the acquiree from 1 January 2020 to the acquisition date	Income of the acquiree from 1 January 2019 to 31 December 2019	Net profits of the acquiree from 1 January 2019 to 31 December 2019	Net cash flow from operating activities of the acquiree from 1 January 2020 to the acquisition date	Net cash flow of the acquiree from 1 January 2020 to the acquisition date
					RMB Million	RMB Million	RMB Million	RMB Million	RMB Million	RMB Million
Baling Branch of SAMC	55%	The acquiree and the company are controlled by Sinopec Group Company both before and after combination, and the control is not transitory	1 November 2020	According to the agreement	10,973	119	16,906	50	1,639	7,205

(2)	Cost of acquisition:

Cost of acquisition (RMB Million)	972

(3)	Details of the assets and liabilities acquired are as follows:

	Book value at	Book value at
	the Acquisition Date	December 31 2019
	RMB Million	RMB Million
Total current assets	2,634	2,097
Total assets	6,633	5,858
Total current liabilities	4,892	4,247
Total liabilities	4,955	4,389
Total shareholders’ equity	1,678	1,469

The principal subsidiaries included in the scope of consolidation this year are disclosed in Note 57.

59   COMMITMENTS

Capital commitments

At 31 December 2020 and 31 December 2019, capital commitments of the Group are as follows:

	At 31 December	At 31 December
	2020	2019
	RMB million	RMB million
Authorised and contracted for (i)	171,335	138,088
Authorised but not contracted for	33,942	63,967
Total	205,277	202,055

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots and investment commitments.

Note:

(i)	The investment commitments of the Group is RMB 13,172 million (2019: RMB 6,100 million).

59   COMMITMENTS (CONTINUED)

Commitments to joint ventures

Pursuant to certain of the joint venture agreements entered into by the Group, the Group is obliged to purchase products from the joint ventures based on market prices.

Exploration and production licenses

Exploration licenses for exploration activities are registered with the Ministry of Natural Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Natural Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of the production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Natural Resources annually which are expensed. Expenses recognised were approximately RMB 231 million for the year ended 31 December 2020 (2019: RMB 179 million).

Estimated future annual payments are as follows:

	At 31 December	At 31 December
	2020	2019
	RMB million	RMB million
Within one year	390	302
Between one and two years	99	69
Between two and three years	66	34
Between three and four years	63	30
Between four and five years	56	29
Thereafter	824	845
Total	1,498	1,309

The implementation of commitments in previous year and the Group’s commitments did not have material discrepancy.

60   CONTINGENT LIABILITIES

(a)
The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

(b)	At 31 December 2020 and 31 December 2019, the guarantees by the Group in respect of facilities granted to the parties below are as follows:

	At 31 December	At 31 December
	2020	2019
	RMB million	RMB million
Joint ventures	6,390	7,100
Associates (i)	8,450	10,140
Total	14,840	17,240

Note:

(i)
The Group provided a guarantee in respect to standby credit facilities granted to Zhongtian Synergetic Energy by banks amount to RMB 17,050 million. At 31 December 2020, the amount withdrawn by Zhongtian Synergetic Energy from banks and guaranteed by the Group was RMB 8,450 million (31 December 2019: RMB 10,140 million).

The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss will occur, and recognises any such losses under guarantees when those losses are reliably estimable. At 31 December 2020 and 31 December 2019, the Group estimates that there is no need to pay for the guarantees. Thus no liabilities have been accrued for a loss related to the Group’s obligation under these guarantee arrangements.

60   CONTINGENT LIABILITIES (CONTINUED)

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include (i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, (ii) the extent of required cleanup efforts, (iii) varying costs of alternative remediation strategies, (iv) changes in environmental remediation requirements, and (v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material.

The Group recognised normal routine pollutant discharge fees of approximately RMB 11,362 million in the consolidated financial statements for the year ended 31 December 2020 (2019: RMB 9,271 million).

Legal contingencies

The Group is defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

61   SEGMENT REPORTING

Segment information is presented in respect of the Group’s operating segments. The format is based on the Group’s management and internal reporting structure.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

(i)	Exploration and production – which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining – which processes and purifies crude oil, which is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution – which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

(iv)	Chemicals – which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products to external customers.

(v)	Corporate and others – which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and corporate and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

61   SEGMENT REPORTING (CONTINUED)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities

The Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating profit basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on the market price or cost plus an appropriate margin, as specified by the Group’s policy.

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Segment assets include all tangible and intangible assets, except for cash at bank and on hand, long-term equity investments, deferred tax assets and other unallocated assets. Segment liabilities exclude short-term loans, non-current liabilities due within one year, long-term loans, debentures payable, deferred tax liabilities, other non-current liabilities and other unallocated liabilities.

Reportable information on the Group’s operating segments is as follows:

	2020	2019
	RMB million	RMB million
Income from principal operations
Exploration and production
External sales	104,524	111,114
Inter-segment sales	57,513	89,315
	162,037	200,429
Refining
External sales	114,064	141,674
Inter-segment sales	825,812	1,077,018
	939,876	1,218,692
Marketing and distribution
External sales	1,062,447	1,393,557
Inter-segment sales	4,854	4,159
	1,067,301	1,397,716
Chemicals
External sales	322,121	428,830
Inter-segment sales	40,518	78,165
	362,639	506,995
Corporate and others
External sales	458,154	824,507
Inter-segment sales	430,073	654,337
	888,227	1,478,844
Elimination of inter-segment sales	(1,370,624)	(1,902,994)
Consolidated income from principal operations	2,049,456	2,899,682
Income from other operations
Exploration and production	5,718	10,283
Refining	4,634	5,464
Marketing and distribution	34,905	33,247
Chemicals	9,215	9,273
Corporate and others	2,056	1,850

Consolidated income from other operations	56,528	60,117
Consolidated operating income	2,105,984	2,959,799

61   SEGMENT REPORTING (CONTINUED)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	2020	2019
	RMB million	RMB million
Operating (loss)/profit
By segment
Exploration and production	(20,570)	6,289
Refining	(6,556)	30,074
Marketing and distribution	19,634	29,781
Chemicals	9,147	16,665
Corporate and others	(2,048)	3,530
Elimination	4,417	(40)
Total segment operating profit	4,024	86,299
Investment income
Exploration and production	13,837	3,148
Refining	13,085	(580)
Marketing and distribution	12,230	3,499
Chemicals	1,662	5,178
Corporate and others	6,672	1,383
Total segment investment income	47,486	12,628
Less: Financial expenses	9,506	10,048
Add: Other income	7,513	5,995
(Losses)/gains from changes in fair value	(1,253)	(3,511)

Asset disposal gains/(losses)	2,067	(1,229)
Operating profit	50,331	90,134
Add: Non-operating income	2,370	2,601
Less: Non-operating expenses	4,732	2,624
Profit before taxation	47,969	90,111

	At 31 December	At 31 December
	2020	2019
	RMB million	RMB million
Assets
Segment assets
Exploration and production	354,024	410,950
Refining	270,431	321,080
Marketing and distribution	373,430	399,242
Chemicals	189,678	180,974
Corporate and others	118,458	131,686
Total segment assets	1,306,021	1,443,932
Cash at bank and on hand	184,412	128,052
Long-term equity investments	188,342	152,204
Deferred tax assets	25,054	17,616
Other unallocated assets	29,976	18,482
Total assets	1,733,805	1,760,286
Liabilities
Segment liabilities
Exploration and production	157,430	162,262
Refining	135,046	120,617
Marketing and distribution	213,455	219,381
Chemicals	47,871	57,119
Corporate and others	117,684	136,420
Total segment liabilities	671,486	695,799
Short-term loans	20,756	31,196
Non-current liabilities due within one year	22,493	69,490
Long-term loans	45,459	39,677
Debentures payable	38,356	19,157
Deferred tax liabilities	8,124	6,809
Other non-current liabilities	17,942	15,454
Other unallocated liabilities	25,313	4,330
Total liabilities	849,929	881,912

61   SEGMENT REPORTING (CONTINUED)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	2020	2019
	RMB million	RMB million
Capital expenditure
Exploration and production	56,416	61,739
Refining	24,722	31,372
Marketing and distribution	25,403	29,566
Chemicals	26,202	22,438
Corporate and others	2,312	1,979
	135,055	147,094
Depreciation, depletion and amortisation
Exploration and production	46,273	50,732
Refining	20,048	19,676
Marketing and distribution	23,196	21,572
Chemicals	14,376	14,326
Corporate and others	3,072	2,866
	106,965	109,172
Impairment losses on long-lived assets
Exploration and production	8,495	3
Refining	1,923	245
Marketing and distribution	536	80
Chemicals	3,606	17
Corporate and others	–	–
	14,560	345

(2)	Geographical information

The following tables set out information about the geographical information of the Group’s external sales and the Group’s non-current assets, excluding financial assets and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	2020	2019
	RMB million	RMB million
External sales
Mainland China	1,721,955	2,124,684
Singapore	215,846	505,672
Others	168,183	329,443
	2,105,984	2,959,799

	At 31 December	At 31 December
	2020	2019
	RMB million	RMB million
Non-current assets
Mainland China	1,211,441	1,239,437
Others	36,782	52,705
	1,248,223	1,292,142

62   FINANCIAL INSTRUMENTS

Overview

Financial assets of the Group include cash at bank and on hand, financial assets held for trading, derivative financial assets, accounts receivable, receivables financing, other receivables and other equity instrument investments. Financial liabilities of the Group include short-term loans, derivative financial liabilities, bills payable, accounts payable, employee benefits payable, other payables, long-term loans, debentures payable and lease liabilities.

The Group has exposure to the following risks from its uses of financial instruments:

‧	credit risk;

‧	liquidity risk; and

‧	market risk.

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, and set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk

(i)	Risk management

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions (including structured deposits) and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institutions in the PRC with acceptable credit ratings. The majority of the Group’s accounts receivable relates to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. No single customer accounted for greater than 10% of total accounts receivable at 31 December 2020, except for the amounts due from Sinopec Group Company and fellow subsidiaries. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations.

The carrying amounts of cash at bank and on hand, financial assets held for trading, derivative financial assets, accounts receivable, receivables financing and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

(ii)	Impairment of financial assets

The Group’s primary type of financial assets that are subject to the expected credit loss model is accounts receivable, receivables financing and other receivables.

The Group’s cash deposits are placed only with large financial institutions with acceptable credit ratings, and there is no material impairment loss identified.

For accounts receivable and receivables financing, the Group applies the “No.22 Accounting Standards for Business Enterprises – Financial instruments: recognition and measurement” simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all accounts receivable and receivables financing.

To measure the expected credit losses, accounts receivable and receivables financing have been grouped based on shared credit risk characteristics and the days past due.

The expected loss rates are based on the payment profiles of sales over a period of 36 months before 31 December 2020 or 31 December 2019, respectively, and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the accounts receivable and receivables financing.

The detailed analysis of accounts receivable and receivables financing is listed in note 7 and note 8.

The Group’s other receivables are considered to have low credit risk (Note10), and the loss allowance recognised during the year was therefore limited to 12 months expected credit losses. The Group considers “low credit risk” for other receivables when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term.

62   FINANCIAL INSTRUMENTS (CONTINUED)

Liquidity risk

Liquidity risk is the risk that the Group encounters short fall of capital when meeting its obligation of financial liabilities. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed capital conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. The Group prepares monthly cash flow budget to ensure that they will always have sufficient liquidity to meet its financial obligations as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the liquidity risk.

At 31 December 2020, the Group has standby credit facilities with several PRC financial institutions which provide the Group to borrow up to
RMB 443,966 million (2019: RMB 379,649 million) on an unsecured basis, at a weighted average interest rate of 2.85% per annum (2019: 3.57%). At 31 December 2020, the Group’s outstanding borrowings under these facilities were RMB 4,041 million (2019: RMB 2,947 million) and were included in loans.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the balance sheet date) and the earliest date the Group would be required to repay:

	At 31 December 2020
	Carrying amount	Total contractual undiscounted cash flow	Within one year or on demand	More than one year but less than two years	More than two years but less than five years	More than five years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Short-term loans	20,756	20,950	20,950	–	–	–
Derivative financial liabilities	4,826	4,826	4,826	–	–	–
Bills payable	10,394	10,394	10,394	–	–	–
Accounts payable	151,262	151,262	151,262	–	–	–
Other payables and employee benefits payable	91,681	91,681	91,681	–	–	–
Non-current liabilities due within one year	22,493	23,880	23,880	–	–	–
Debentures payable due within one year	3,018	3,024	3,024	–	–	–
Long-term loans	45,459	49,074	936	4,638	41,009	2,491
Debentures payable	38,356	44,791	1,240	8,044	29,514	5,993
Lease liabilities	172,306	313,126	–	15,456	43,513	254,157
Total	560,551	713,008	308,193	28,138	114,036	262,641

	At 31 December 2019
	Carrying amount	Total contractual undiscounted cash flow	Within one year or on demand	More than one year but less than two years	More than two years but less than five years	More than five years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Short-term loans	31,196	31,633	31,633	–	–	–
Derivative financial liabilities	2,729	2,729	2,729	–	–	–
Bills payable	11,834	11,834	11,834	–	–	–
Accounts payable	188,189	188,189	188,189	–	–	–
Other payables and employee benefits payable	80,183	80,183	80,183	–	–	–
Non-current liabilities due within one year	69,490	72,180	72,180	–	–	–
Long-term loans	39,677	49,656	404	6,492	15,610	27,150
Debentures payable	19,157	24,400	764	764	16,667	6,205
Lease liabilities	177,674	351,223	–	15,676	45,008	290,539
Total	620,129	812,027	387,916	22,932	77,285	323,894

Management believes that the Group’s current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet the Group’s short-term and long-term capital requirements.

62   FINANCIAL INSTRUMENTS (CONTINUED)

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

(a)	Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts denominated in USD and lease liabilities denominated in SGD. The Group enters into foreign exchange contracts to manage currency risk exposure.

Included primarily in short-term and long-term debts and lease liabilities are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

The Group

	At 31 December	At 31 December
	2020	2019
	million	million
Gross exposure arising from loans and lease liabilities
US Dollar	22	103
Singapore Dollar	–	4

A 5 percent strengthening/weakening of Renminbi against the following currencies at 31 December 2020 and 31 December 2019 would have increased/decreased net profit for the year of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2019.

The Group

	At 31 December	At 31 December
	2020	2019
	RMB million	RMB million
US Dollar	5	27
Singapore Dollar	–	1

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity of the Group.

(b)	Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term loans. Loans carrying interest at variable interest rates and at fixed interest rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates and terms of repayment of short-term and long-term loans of the Group are disclosed in Note 22 and Note 31, respectively.

At 31 December 2020, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s net profit for the year by approximately RMB 245 million (2019: decrease/increase RMB 352 million). This sensitivity analysis has been determined assuming that the change of interest rates was applied to the Group’s debts outstanding at the balance sheet date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2019.

(c)	Commodity price risk

The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil, refined oil products and chemical products. The fluctuations in prices of crude oil, refined oil products and chemical products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps contracts, to manage a portion of such risk.

At 31 December 2020, the Group had certain commodity contracts of crude oil, refined oil products and chemical products designated as qualified cash flow hedges and economic hedges. At 31 December 2020, the fair value of such derivative hedging financial instruments is derivative financial assets of RMB 12,353 million (2019: RMB 788 million) and derivative financial liabilities of RMB 4,808 million (2019:
RMB 2,728 million).

At 31 December 2020, it is estimated that a general increase/decrease of USD 10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments, which would increase/decrease the Group’s net profit for the year by approximately RMB 3,592 million (2019: increase/decrease RMB 3,134 million), and increase/decrease the Group’s other comprehensive income by approximately RMB 10,379 million (2019: decrease/increase RMB 4,289 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2019.

62   FINANCIAL INSTRUMENTS (CONTINUED)

Fair values

(i)	Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy. With the fair value of each financial instrument categorised in its entirely based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

‧	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

‧
Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

‧	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

At 31 December 2020

The Group

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Financial assets held for trading:
– Equity investments, listed and at quoted market price	1	–	–	1
Derivative financial assets:
– Derivative financial assets	9,628	2,900	–	12,528
Receivables financing:
– Receivables financing	–	–	8,735	8,735
Other equity instrument investments:
– Other Investments	149	–	1,376	1,525
	9,778	2,900	10,111	22,789
Liabilities
Derivative financial liabilities:
– Derivative financial liabilities	2,471	2,355	–	4,826
	2,471	2,355	–	4,826

At 31 December 2019

The Group

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Financial assets held for trading:
– Structured deposits	–	–	3,318	3,318
– Equity investments, listed and at quoted market price	1	–	–	1
Derivative financial assets:
– Derivative financial assets	128	709	–	837
Receivables financing:
– Receivables financing	–	–	8,661	8,661
Other equity instrument investments:
– Other Investments	90	–	1,431	1,521
	219	709	13,410	14,338
Liabilities
Derivative financial liabilities:
– Derivative financial liabilities	1,209	1,520	–	2,729
	1,209	1,520	–	2,729

During the year ended 31 December 2020 and 2019, there was no transfer between instruments in Level 1 and Level 2.

Management of the Group uses discounted cash flow model with inputted interest rate and commodity index, which were influenced by historical fluctuation and the probability of market fluctuation, to evaluate the fair value of the structured deposits and receivables financing classified as Level 3 financial assets.

62   FINANCIAL INSTRUMENTS (CONTINUED)

Fair values (Continued)

(ii)	Fair values of financial instruments carried at other than fair value

The fair values of the Group’s financial instruments carried at other than fair value (other than long-term indebtedness and investments in unquoted equity securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristic and maturities range from 0.77% to 4.65% (2019: from 2.37% to 4.90%). The following table presents the carrying amount and fair value of the Group’s long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 31 December 2020 and 31 December 2019:

	At 31 December	At 31 December
	2020	2019
	RMB million	RMB million
Carrying amount	76,674	63,998
Fair value	74,282	62,646

The Group has not developed an internal valuation model necessary to estimate the fair value of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair value because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation of the Group, its existing capital structure and the terms of the borrowings.

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values at 31 December 2020 and 31 December 2019.

63   EXTRAORDINARY GAINS AND LOSSES

Pursuant to “Explanatory Announcement No. 1 on Information Disclosure for Companies Offering Their Securities to the Public-Extraordinary Gain and Loss” (2008), the extraordinary gains and losses of the Group are as follows:

	2020	2019
	RMB million	RMB million
Extraordinary (gains)/losses for the year:
Net (gains)/losses on disposal of non-current assets	(973)	1,318
Donations	301	209
Government grants	(8,605)	(6,857)
Gain on holding and disposal of business and various investments	(37,520)	(410)
Other non-operating losses, net	2,992	634
	(43,805)	(5,106)
Tax effect	6,611	1,642
Total	(37,194)	(3,464)
Attributable to:
Equity shareholders of the Company	(34,489)	(3,339)
Minority interests	(2,705)	(125)

64   BASIC AND DILUTED EARNINGS PER SHARE

(i)	Basic earnings per share

Basic earnings per share is calculated by the net profit attributable to equity shareholders of the Company and the weighted average number of outstanding ordinary shares of the Company:

	2020	2019
Net profit attributable to equity shareholders of the Company (RMB million)	32,924	57,619
Weighted average number of outstanding ordinary shares of the Company (million)	121,071	121,071
Basic earnings per share (RMB/share)	0.272	0.476

The calculation of the weighted average number of ordinary shares is as follows:

	2020	2019
Weighted average number of outstanding ordinary shares of the Company at 1 January (million)	121,071	121,071
Weighted average number of outstanding ordinary shares of the Company at 31 December (million)	121,071	121,071

(ii)	Diluted earnings per share

Diluted earnings per share is calculated by the net profit attributable to equity shareholders of the Company (diluted) and the weighted average number of ordinary shares of the Company (diluted):

	2020	2019
Net profit attributable to equity shareholders of the Company (diluted) (RMB million)	32,924	57,619
Weighted average number of outstanding ordinary shares of the Company (diluted) (million)	121,071	121,071
Diluted earnings per share (RMB/share)	0.272	0.476

The calculation of the weighted average number of ordinary shares (diluted) is as follows:

	2020	2019
Weighted average number of the ordinary shares issued at 31 December (million)	121,071	121,071
Weighted average number of the ordinary shares issued at 31 December (diluted) (million)	121,071	121,071

65   RETURN ON NET ASSETS AND EARNINGS PER SHARE

In accordance with “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares No.9 – Calculation and Disclosure of the Return on Net Assets and Earnings Per Share” (2010 revised) issued by the CSRC and relevant accounting standards, the Group’s return on net assets and earnings per share are calculated as follows:

	2020			2019
	Weighted average return on net assets	Basic earnings per share	Diluted earnings per share	Weighted average return on net assets	Basic earnings per share	Diluted earnings per share
	(%)	(RMB/Share)	(RMB/Share)	(%)	(RMB/Share)	(RMB/Share)
Net profit attributable to the Company’s ordinary equity shareholders	4.44	0.272	0.272	7.90	0.476	0.476
Net profit deducted extraordinary gains and losses attributable to the Company’s ordinary equity shareholders	(0.21)	(0.013)	(0.013)	7.44	0.448	0.448

REPORT OF THE INTERNATIONAL AUDITOR

Independent Auditor’s Report
To the Shareholders of China Petroleum & Chemical Corporation
(incorporated in the People’s Republic of China with limited liability)

OPINION

What we have audited

The consolidated financial statements of China Petroleum & Chemical Corporation (the “Company”) and its subsidiaries (the “Group”) set out on pages 148 to 203, which comprise:

‧	the consolidated balance sheet as at 31 December 2020;

‧	the consolidated income statement for the year then ended;

‧	the consolidated statement of comprehensive income for the year then ended;

‧	the consolidated statement of changes in equity for the year then ended;

‧	the consolidated statement of cash flows for the year then ended; and

‧	the notes to the consolidated financial statements, which include a summary of significant accounting policies.

Our opinion

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2020, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standard Board and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

BASIS FOR OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing (“HKSAs”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the HKICPA’s Code of Ethics for Professional Accountants (“the Code”), and we have fulfilled our other ethical responsibilities in accordance with the Code.

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

The key audit matter identified in our audit is “Recoverability of the carrying amount of property, plant and equipment relating to oil and gas producing activities”.

Key Audit Matter	How our audit addressed the Key Audit Matter

Recoverability of the carrying amount of property, plant and equipment relating to oil and gas producing activities

Refer to note 8 “Other operating expense, net”, note 17 “Property, plant and equipment” and note 44 “Accounting estimates and judgements” to the consolidated financial statements.

Low crude oil prices gave rise to possible indication that the carrying amount of property, plant and equipment relating to oil and gas producing activities as at 31 December 2020 might be impaired. The Group has adopted value in use as the respective recoverable amounts of property, plant and equipment relating to oil and gas producing activities, which involved key estimations or assumptions including:

–          Future crude oil prices;

–          Future production profiles;

–          Future cost profiles; and

–          Discount rates.

Because of the significance of the carrying amount of property, plant and equipment relating to oil and gas producing activities as at 31 December 2020, together with the use of significant estimations or assumptions in determining their respective value in use, we had placed our audit emphasis on this matter.

In auditing the respective value in use calculations of property, plant and equipment relating to oil and gas producing activities, we performed the following key procedures on the relevant discounted cash flow projections prepared by management:

‧     Obtained an understanding of the management’s internal control and assessment process of impairment of property, plant and equipment relating to oil and gas producing activities and assessed the inherent risk of material misstatement by considering the degree of estimation uncertainty and level of other inherent risk factors such as complexity, subjectivity, changes and susceptibility to management bias or fraud.

‧     Evaluated and tested the key controls in respect of the preparation of the discounted cash flow projections of property, plant and equipment relating to oil and gas producing activities.

‧     Assessed the methodology adopted in the discounted cash flow projections, tested mathematical accuracy of the projections, and the completeness, accuracy, and relevance of underlying data used in the projections.

‧     Compared estimates of future crude oil prices adopted by the Group against a range of published crude oil price forecasts.

‧     Compared the future production profiles against the oil and gas reserve estimation report approved by the management. Evaluated the competence, capability and objectivity of the management’s experts engaged in estimating the oil and gas reserves. Assessed key estimations or assumptions used in the reserve estimation, by reference to historical data, management plans and/or relevant external data.

‧     Compared the future cost profiles against historical costs and relevant budgets of the Group.

‧     Tested selected other key data inputs, such as natural gas prices and production profiles in the projections by reference to historical data and/or relevant budgets of the Group.

‧     Used professionals with specialized skill and knowledge to assist in the evaluation of the appropriateness of discount rates adopted by the management.

‧     Evaluated the sensitivity analyses prepared by the Group, and assessed the potential impacts of a range of possible outcomes.

Based on our work, we found the key assumptions and input data adopted were supported by the evidence we obtained.

OTHER INFORMATION

The directors of the Company are responsible for the other information. The other information comprises all of the information included in the annual report other than the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF DIRECTORS AND THOSE CHARGED WITH GOVERNANCE FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. We report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with HKSAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

‧
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

‧
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

‧	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

‧
Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

‧
Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

‧
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is CHAN KWONG TAK.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 26 March 2021

(B)    FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2020
(Amounts in million, except per share data)

	Note	Year ended 31 December
		2020	2019
		RMB	RMB
Turnover and other operating revenues
Turnover	3	2,049,456	2,899,682
Other operating revenues	4	56,528	60,117
		2,105,984	2,959,799
Operating expenses
Purchased crude oil, products and operating supplies and expenses		(1,594,130)	(2,370,699)
Selling, general and administrative expenses	5	(55,315)	(55,438)
Depreciation, depletion and amortisation		(106,965)	(109,172)
Exploration expenses, including dry holes		(9,716)	(10,510)
Personnel expenses	6	(86,006)	(82,743)
Taxes other than income tax	7	(234,947)	(244,517)
Other operating expense, net	8	(5,712)	(346)

Total operating expenses		(2,092,791)	(2,873,425)
Operating profit		13,193	86,374
Finance costs
Interest expense	9	(15,194)	(17,088)
Interest income		4,803	7,210
Foreign currency exchange gains/(losses), net		885	(170)
Net finance costs		(9,506)	(10,048)
Investment income	10	37,744	919

Share of profits less losses from associates and joint ventures	21,22	6,712	12,777
Profit before taxation		48,143	90,022
Income tax expense	11	(6,219)	(17,939)
Profit for the year		41,924	72,083
Attributable to:
Shareholders of the Company		33,096	57,493
Non-controlling interests		8,828	14,590
Profit for the year		41,924	72,083
Earnings per share:
Basic	16	0.273	0.475
Diluted	16	0.273	0.475

The notes on pages 155 to 203 form part of these consolidated financial statements. Details of dividends payable to shareholders of the Company attributable to the profit for the year are set out in Note 14.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended 31 December 2020
(Amounts in million)

	Note	Year ended 31 December
		2020	2019
		RMB	RMB
Profit for the year		41,924	72,083
Other comprehensive income:	15
Items that may not be reclassified subsequently to profit or loss
Equity investments at fair value through other comprehensive income		(22)	(31)
Total items that may not be reclassified subsequently to profit or loss		(22)	(31)
Items that may be reclassified subsequently to profit or loss
Fair value hedges		162	–
Share of other comprehensive loss of associates and joint ventures		(2,441)	(810)
Cash flow hedges		7,073	4,941
Foreign currency translation differences		(4,457)	1,480
Total items that may be reclassified subsequently to profit or loss		337	5,611

Total other comprehensive income		315	5,580
Total comprehensive income for the year		42,239	77,663
Attributable to:
Shareholders of the Company		34,490	62,908
Non-controlling interests		7,749	14,755
Total comprehensive income for the year		42,239	77,663
The notes on pages 155 to 203 form part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEET
As at 31 December 2020
(Amounts in million)

	Note	31 December	31 December
		2020	2019
		RMB	RMB
Non-current assets
Property, plant and equipment, net	17	589,247	625,692
Construction in progress	18	124,765	173,872
Right-of-use assets	19	266,368	267,937
Goodwill	20	8,620	8,697
Interest in associates	21	136,163	95,737
Interest in joint ventures	22	52,179	56,467
Financial assets at fair value through other comprehensive income	26	1,525	1,521
Deferred tax assets	29	25,054	17,616
Long-term prepayments and other assets	23	74,489	65,437
Total non-current assets		1,278,410	1,312,976
Current assets
Cash and cash equivalents		87,559	60,438
Time deposits with financial institutions		100,498	67,614
Financial assets at fair value through profit or loss		1	3,319
Derivative financial assets	24	12,528	837
Trade accounts receivable	25	35,587	54,375
Financial assets at fair value through other comprehensive income	26	8,735	8,661
Inventories	27	151,895	194,142
Prepaid expenses and other current assets	28	58,592	57,924
Total current assets		455,395	447,310
Current liabilities
Short-term debts	30	23,769	40,521
Loans from Sinopec Group Company and fellow subsidiaries	30	5,264	43,289
Lease liabilities	31	15,292	15,198
Derivative financial liabilities	24	4,826	2,729
Trade accounts payable and bills payable	32	161,656	200,023
Contract liabilities	33	126,160	126,833
Other payables	34	178,637	148,118
Income tax payable		6,586	3,267

Total current liabilities		522,190	579,978

Net current liabilities		66,795	132,668
Total assets less current liabilities		1,211,615	1,180,308
Non-current liabilities
Long-term debts	30	72,037	49,208
Loans from Sinopec Group Company and fellow subsidiaries	30	11,778	9,626
Lease liabilities	31	172,306	177,674
Deferred tax liabilities	29	8,124	6,809
Provisions	35	45,552	43,163
Other long-term liabilities		18,960	16,524

Total non-current liabilities		328,757	303,004
		882,858	877,304
Equity
Share capital	36	121,071	121,071
Reserves		620,423	617,875
Total equity attributable to shareholders of the Company		741,494	738,946
Non-controlling interests		141,364	138,358
Total equity		882,858	877,304

Approved and authorised for issue by the board of directors on 26 March 2021.

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

The notes on pages 155 to 203 form part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2019
(Amounts in million)

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Discretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to shareholders of the Company	Non- controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at 31 December 2018	121,071	26,053	55,850	86,678	117,000	(4,477)	315,109	717,284	139,251	856,535
Contribution from SAMC in the Acquisition of Baling Branch of SAMC (Note 38)	–	735	–	–	–	–	58	793	670	1,463
Balance at 1 January 2019	121,071	26,788	55,850	86,678	117,000	(4,477)	315,167	718,077	139,921	857,998
Profit for the year	–	–	–	–	–	–	57,493	57,493	14,590	72,083
Other comprehensive income (Note 15)	–	–	–	–	–	5,415	–	5,415	165	5,580
Total comprehensive income for the year	–	–	–	–	–	5,415	57,493	62,908	14,755	77,663
Amounts transferred to initial carrying amount of hedged items	–	–	–	–	–	1,038	–	1,038	55	1,093
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2018 (Note 14)	–	–	–	–	–	–	(31,479)	(31,479)	–	(31,479)
Interim dividend for 2019 (Note 14)	–	–	–	–	–	–	(14,529)	(14,529)	–	(14,529)
Appropriation (Note (a))	–	–	–	3,745	–	–	(3,745)	–	–	–
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	(18,989)	(18,989)
Contributions to subsidiaries from non-controlling interests	–	–	–	–	–	–	–	–	5,495	5,495
Total contributions by and distributions to owners	–	–	–	3,745	–	–	(49,753)	(46,008)	(13,494)	(59,502)

Transaction with non-controlling interests	–	2,933	–	–	–	–	–	2,933	(2,933)	–
Total transactions with owners	–	2,933	–	3,745	–	–	(49,753)	(43,075)	(16,427)	(59,502)

Others	–	9	–	–	–	(35)	24	(2)	54	52
Balance at 31 December 2019	121,071	29,730	55,850	90,423	117,000	1,941	322,931	738,946	138,358	877,304

The notes on pages 155 to 203 form part of these consolidated financial statements.

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Discretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to shareholders of the Company	Non- controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at 1 January 2020	121,071	29,730	55,850	90,423	117,000	1,941	322,931	738,946	138,358	877,304
Profit for the year	–	–	–	–	–	–	33,096	33,096	8,828	41,924
Other comprehensive income (Note 15)	–	–	–	–	–	1,406	(12)	1,394	(1,079)	315
Total comprehensive income for the year	–	–	–	–	–	1,406	33,084	34,490	7,749	42,239
Amounts transferred to initial carrying amount of hedged items	–	–	–	–	–	(47)	–	(47)	48	1
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2019 (Note 14)	–	–	–	–	–	–	(23,004)	(23,004)	–	(23,004)
Interim dividend for 2020 (Note 14)	–	–	–	–	–	–	(8,475)	(8,475)	–	(8,475)
Appropriation (Note (a))	–	–	–	1,857	–	–	(1,857)	–	–	–
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	(6,726)	(6,726)
Contributions to subsidiaries from non-controlling interests	–	–	–	–	–	–	–	–	3,325	3,325
Distribution to SAMC in the Acquisition of Baling Branch of SAMC (Note 38)	–	(972)	–	–	–	–	–	(972)	972	–
Total contributions by and distributions to owners	–	(972)	–	1,857	–	–	(33,336)	(32,451)	(2,429)	(34,880)

Transaction with non-controlling interests	–	(138)	–	–	–	–	–	(138)	13	(125)
Total transactions with owners	–	(1,110)	–	1,857	–	–	(33,336)	(32,589)	(2,416)	(35,005)

Others	–	812	–	–	–	200	(318)	694	(2,375)	(1,681)
Balance at 31 December 2020	121,071	29,432	55,850	92,280	117,000	3,500	322,361	741,494	141,364	882,858

Notes:

(a)
According to the PRC Company Law and the Articles of Association of the Company, the Company is required to transfer 10% of its net profit determined in accordance with the accounting policies complying with Accounting Standards for Business Enterprises (“CASs”), adopted by the Group to statutory surplus reserve. In the event that the reserve balance reaches 50% of the registered capital, no transfer is required. The transfer to this reserve must be made before distribution of a dividend to shareholders. Statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by issuing of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

During the year ended 31 December 2020, the Company transferred RMB 1,857 million (2019: RMB 3,745 million) to the statutory surplus reserve, being 10% of the current year’s net profit determined in accordance with the accounting policies complying with CASs.

(b)	The usage of the discretionary surplus reserve is similar to that of statutory surplus reserve.

(c)
As at 31 December 2020, the amount of retained earnings available for distribution was RMB 115,849 million (2019: RMB 130,645 million), being the amount determined in accordance with CASs. According to the Articles of Association of the Company, the amount of retained earnings available for distribution to shareholders of the Company is lower of the amount determined in accordance with the accounting policies complying with CASs and the amount determined in accordance with the accounting policies complying with International Financial Reporting Standards (“IFRS”).

(d)
The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation (Note 1); and (ii) the difference between the considerations paid over or received the amount of the net assets of entities and related operations acquired from or sold to Sinopec Group Company and non-controlling interests.

(e)	The application of the share premium account is governed by Sections 167 and 168 of the PRC Company Law.

The notes on pages 155 to 203 form part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended 31 December 2020
(Amounts in million)

	Note	Year ended 31 December
		2020	2019
		RMB	RMB
Net cash generated from operating activities	(a)	167,518	153,619
Investing activities
Capital expenditure		(117,874)	(130,057)
Exploratory wells expenditure		(13,315)	(11,497)
Purchase of investments, investments in associates and investments in joint ventures		(6,040)	(3,483)
Payment for financial assets at fair value through profit or loss		(6,700)	(12,851)
Proceeds from sale of financial assets at fair value through profit or loss		10,000	35,292
Payment for acquisition of subsidiary, net of cash acquired		(340)	(1,031)
Proceeds from disposal of investments and investments in associates		51,520	704
Proceeds from disposal of property, plant, equipment and other non-current assets		2,656	709
Increase in time deposits with maturities over three months		(84,689)	(103,231)
Decrease in time deposits with maturities over three months		54,950	90,710
Interest received		2,305	7,094
Investment and dividend income received		11,510	10,272
Repayments of other investing activities		(6,186)	(3,682)
Net cash used in investing activities		(102,203)	(121,051)
Financing activities
Proceeds from bank and other loans		558,680	602,467
Repayments of bank and other loans		(540,015)	(614,108)
Contributions to subsidiaries from non-controlling interests		4,219	3,919
Dividends paid by the Company		(31,479)	(46,008)
Distributions by subsidiaries to non-controlling interests		(4,157)	(7,357)
Interest paid		(7,508)	(6,250)
Payments made to acquire non-controlling interests		(1,121)	(8)
Repayments of lease liabilities		(15,327)	(16,859)
Proceeds from other financing activities		514	320
Repayments of other financing activities		(761)	(320)

Net cash used in financing activities		(36,955)	(84,204)
Net increase/(decrease) in cash and cash equivalents		28,360	(51,636)
Cash and cash equivalents at 1 January		60,438	111,927
Effect of foreign currency exchange rate changes		(1,239)	147
Cash and cash equivalents at 31 December		87,559	60,438

The notes on pages 155 to 203 form part of these consolidated financial statements.

NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended 31 December 2020
(Amounts in million)

(a)          Reconciliation from profit before taxation to net cash generated from operating activities

	Year ended 31 December
	2020	2019
	RMB	RMB
Operating activities
Profit before taxation	48,143	90,022
Adjustments for:
Depreciation, depletion and amortisation	106,965	109,172
Dry hole costs written off	5,928	5,831
Share of profits from associates and joint ventures	(6,712)	(12,777)
Investment income	(37,744)	(919)
Interest income	(3,433)	(7,210)
Interest expense	14,449	17,088
Loss on foreign currency exchange rate changes and derivative financial instruments	2,003	3,624
(Gain)/loss on disposal of property, plant, equipment and other non-current assets, net	(398)	1,829
Impairment losses on assets	26,018	1,779
Credit impairment losses	2,066	1,264
	157,285	209,703
Net changes from:
Accounts receivable and other current assets	(17,623)	(11,915)
Inventories	22,703	(9,748)
Accounts payable and other current liabilities	14,175	(14,898)
	176,540	173,142
Income tax paid	(9,022)	(19,523)
Net cash generated from operating activities	167,518	153,619

`The notes on pages 155 to 203 form part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
for the year ended 31 December 2020

1     PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PREPARATION

Principal activities

China Petroleum & Chemical Corporation (the “Company”) is an energy and chemical company that, through its subsidiaries (hereinafter collectively referred to as the “Group”), engages in oil and gas and chemical operations in the People’s Republic of China (the “PRC”). Oil and gas operations consist of exploring for, developing and producing crude oil and natural gas; transporting crude oil and natural gas by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Chemical operations include the manufacture and marketing of a wide range of chemicals for industrial uses.

Organisation

The Company was established in the PRC on 25 February 2000 as a joint stock limited company as part of the reorganisation (the “Reorganisation”) of China Petrochemical Corporation (“Sinopec Group Company”), the ultimate holding company of the Group and a ministry-level enterprise under the direct supervision of the State Council of the PRC. Prior to the incorporation of the Company, the oil and gas and chemical operations of the Group were carried on by oil administration bureaux, petrochemical and refining production enterprises and sales and marketing companies of Sinopec Group Company.

As part of the Reorganisation, certain of Sinopec Group Company’s core oil and gas and chemical operations and businesses together with the related assets and liabilities were transferred to the Company. On 25 February 2000, in consideration for Sinopec Group Company transferring such oil and gas and chemical operations and businesses and the related assets and liabilities to the Company, the Company issued 68.8 billion domestic state-owned ordinary shares with a par value of RMB 1.00 each to Sinopec Group Company. The shares issued to Sinopec Group Company on 25 February 2000 represented the entire registered and issued share capital of the Company on that date. The oil and gas and chemical operations and businesses transferred to the Company were related to (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, and (iii) the production and sales of chemicals.

Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with all applicable IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and related interpretations (“IFRIC”). These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group are set out in Note 2.

The accounting policies adopted are consistent with those of the previous financial year, except for the adoption of new and amended standards as set out below.

(a)	New and amended standards and interpretations adopted by the Group

On 28 May 2020, the IASB published IFRS 16 COVID-19-Related Rent Concessions Amendment, which has no material impact on the Group for 31 December 2020 reporting periods.

A number of new or amended standards became applicable for the current reporting period. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these standards.

(b)	New and amended standards and interpretations not yet adopted by the Group

Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2020 reporting periods and have not been early adopted by the Group. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key assumptions and estimation made by management in the application of IFRS that have significant effect on the consolidated financial statements and the major sources of estimation uncertainty are disclosed in Note 44.

2     SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of consolidation

The consolidated financial statements comprise the Company and its subsidiaries, and interest in associates and joint ventures.

(i)	Subsidiaries and non-controlling interests

Subsidiaries are those entities controlled by the Group. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases.

Non-controlling interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and consolidated statement of changes in equity within equity, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the shareholders of the Company.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised.

If a business combination involving entities not under common control is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognised in the consolidated income statement.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 2(j)) or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture (Note 2(a)(ii)).

In the Company’s balance sheet, investments in subsidiaries are stated at cost less impairment losses (Note 2(n)).

The particulars of the Group’s principal subsidiaries are set out in Note 42.

(ii)	Associates and joint ventures

An associate is an entity, not being a subsidiary, in which the Group exercises significant influence over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for in the consolidated and separate financial statements using the equity method from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. Under the equity method, the investment is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (Notes 2(i) and (n)).

The Group’s share of the post-acquisition, post-tax results of the investees and any impairment losses for the year are recognised in the consolidated income statement, whereas the Group’s share of the post-acquisition, post-tax items of the investees’ other comprehensive income is recognised in the consolidated statement of comprehensive income.

When the Group ceases to have significant influence over an associate or joint control over a joint venture, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former investee at the date when significant influence or joint control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (see Note 2(j)) or, when appropriate, the cost on initial recognition of an investment in an associate.

2     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(a)	Basis of consolidation (Continued)

(iii)	Transactions eliminated on consolidation

Inter-company balances and transactions and any unrealised gains arising from inter-company transactions are eliminated on consolidation. Unrealised gains arising from transactions with associates and joint ventures are eliminated to the extent of the Group’s interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(iv)	Merger accounting for common control combination

The consolidated financial statements incorporate the financial statements of the combining entities or businesses in which the common control combination occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling party. The net assets of the combining entities or businesses are combined using the existing book values from the controlling parties’ perspective. No amount is recognised as consideration for goodwill or excess of acquirers’ interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost at the time of common control combination, to the extent of the continuation of the controlling party’s interest.

The consolidated income statement includes the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under the common control, where there is a shorter period, regardless of the date of the common control combination. The comparative amounts in the consolidated financial statements are presented as if the entities or businesses had been combined at the previous balance sheet date or when they first came under common control, whichever is shorter.

A uniform set of accounting policies is adopted by those entities. All intra-group transactions, balances and unrealised gains on transactions between combining entities or businesses are eliminated on consolidation. Transaction costs, including professional fees, registration fees, costs of furnishing information to shareholders, costs or losses incurred in combining operations of the previously separate businesses, etc., incurred in relation to the common control combination that is to be accounted for by using merger accounting is recognised as an expense in the period in which it is incurred.

(b)	Translation of foreign currencies

The presentation currency of the Group is Renminbi. Foreign currency transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People’s Bank of China (“PBOC”) prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC’s rates at the balance sheet date.

Exchange differences, other than those capitalised as construction in progress, are recognised as income or expense in the “finance costs” section of the consolidated income statement.

The results of foreign operations are translated into Renminbi at the applicable rates quoted by the PBOC prevailing on the transaction dates. Balance sheet items, including goodwill arising on consolidation of foreign operations are translated into Renminbi at the closing foreign exchange rates at the balance sheet date. The income and expenses of foreign operation are translated into Renminbi at the spot exchange rates or an exchange rate that approximates the spot exchange rates on the transaction dates. The resulting exchange differences are recognised in other comprehensive income and accumulated in equity in the other reserves.

On disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation is reclassified from equity to the consolidated income statement when the profit or loss on disposal is recognised.

(c)	Cash and cash equivalents

Cash equivalents consist of time deposits with financial institutions with an initial term of less than three months when purchased. Cash equivalents are stated at cost, which approximates fair value.

(d)	Trade, bills and other receivables

Trade, bills and other receivables are recognised initially at their transaction price, unless they contain significant financing components when they are recognised at fair value. They are subsequently measured at amortised cost using the effective interest method, less impairment losses for bad and doubtful debts (Note 2(j)). Trade, bills and other receivables are derecognised if the Group’s contractual rights to the cash flows from these financial assets expire or if the Group transfers these financial assets to another party without retaining control or substantially all risks and rewards of the assets.

(e)	Inventories

Inventories are stated at the lower of cost and net realisable value. Cost mainly includes the cost of purchase computed using the weighted average method and, in the case of work in progress and finished goods, direct labour and an appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

2     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f)	Property, plant and equipment

An item of property, plant and equipment is initially recorded at cost, less accumulated depreciation and impairment losses (Note 2(n)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use. The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred, when it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other expenditure is recognised as an expense in the consolidated income statement in the year in which it is incurred.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment, other than oil and gas properties, are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised as income or expense in the consolidated income statement on the date of retirement or disposal.

Depreciation is provided to write off the cost amount of items of property, plant and equipment, other than oil and gas properties, over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

	Estimated usage period	Estimated residuals rate
Buildings	12 to 50 years	3%
Equipment, machinery and others	4 to 30 years	3%

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reassessed annually.

(g)	Oil and gas properties

The Group uses the successful efforts method of accounting for its oil and gas producing activities. Under this method, costs of development wells, the related supporting equipment and proved mineral interests in properties are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. The impairment of exploratory well costs occurs upon the determination that the well has not found proved reserves. The exploratory well costs are usually not carried as an asset for more than one year following completion of drilling, unless (i) the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made; (ii) drilling of the additional exploratory wells is under way or firmly planned for the near future; or (iii) other activities are being undertaken to sufficiently progress the assessing of the reserves and the economic and operating viability of the project. All other exploration costs, including geological and geophysical costs, other dry hole costs and annual lease rentals to explore for or use oil and natural gas, are expensed as incurred. Capitalised costs of proved oil and gas properties are amortised on a unit-of-production method based on volumes produced and reserves.

Management estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices and the future cash flows are adjusted to reflect such risks specific to the liability, as appropriate. These estimated future dismantlement costs are discounted at pre-tax risk-free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

(h)	Construction in progress

Construction in progress represents buildings, oil and gas properties, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses (Note 2(n)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction.

Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

(i)	Goodwill

Goodwill represents amounts arising on acquisition of subsidiaries, associates or joint ventures. Goodwill represents the difference between the cost of acquisition and the fair value of the net identifiable assets acquired.

Prior to 1 January 2008, the acquisition of the non-controlling interests of a consolidated subsidiary was accounted for using the acquisition method whereby the difference between the cost of acquisition and the fair value of the net identifiable assets acquired (on a proportionate share) was recognised as goodwill. From 1 January 2008, any difference between the amount by which the non-controlling interest is adjusted (such as through an acquisition of the non-controlling interests) and the cash or other considerations paid is recognised in equity.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash-generating units, that is expected to benefit the synergies of the combination and is tested annually for impairment (Note 2(n)). In respect of associates or joint ventures, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or joint venture and the investment as a whole is tested for impairment whenever there is objective evidence of impairment (Note 2(n)).

2     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)	Financial assets

(i)	Classification and measurement

The Group classifies financial assets into different categories depending on the business model for managing the financial assets and the contractual terms of cash flows of the financial assets: a) financial assets measured at amortised cost, b) financial assets measured at fair value through other comprehensive income (“FVOCI”), c) financial assets measured at fair value through profit or loss. A contractual cash flow characteristic which could have only a de minimis effect, or could have an effect that is more than de minimis but is not genuine, does not affect the classification of the financial asset.

Financial assets are initially recognised at fair value. For financial assets measured at fair value through profit or loss, the relevant transaction costs are recognised in profit or loss. The transaction costs for other financial assets are included in the initially recognised amount. However, trade accounts receivable and bills receivable arising from sale of goods or rendering services, without significant financing component, are initially recognised based on the transaction price expected to be entitled by the Group.

Debt instruments

Debt instruments held by the Group mainly includes cash and cash equivalents, time deposits with financial institutions, receivables. These financial assets are measured at amortised cost and FVOCI.

•
Amortised cost: The business model for managing such financial assets by the Group are held for collection of contractual cash flows. The contractual cash flow characteristics are to give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Interest income from these financial assets is recognised using the effective interest rate method.

•
FVOCI: The business model for managing such financial assets by the Group are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment gains or losses, foreign exchange gains and losses and interest income calculated using the effective interest rate method, which are recognised in profit or loss.

Equity instruments

Equity instruments that the Group has no power to control, jointly control or exercise significant influence over, are measured at fair value through profit or loss and presented in financial assets at fair value through profit or loss.

In addition, the Group designates some equity instruments that are not held for trading as financial assets at FVOCI, are presented in financial assets at FVOCI. The relevant dividends of these financial assets are recognised in profit or loss. When derecognised, the cumulative gain or loss previously recognised in other comprehensive income is transferred to retained earnings.

(ii)	Impairment

The Group recognises a loss allowance for expected credit losses on a financial asset that is measured at amortised cost and a debt instrument that is measured at FVOCI.

The Group measures and recognises expected credit losses, considering reasonable and supportable information about the relevant past events, current conditions and forecasts of future economic conditions.

The Group measures the expected credit losses of financial instruments on different stages at each balance sheet date. For financial instruments that have no significant increase in credit risk since the initial recognition, on first stage, the Group measures the loss allowance at an amount equal to 12-month expected credit losses. If there has been a significant increase in credit risk since the initial recognition of a financial instrument but credit impairment has not occurred, on second stage, the Group recognises a loss allowance at an amount equal to lifetime expected credit losses. If credit impairment has occurred since the initial recognition of a financial instrument, on third stage, the Group recognises a loss allowance at an amount equal to lifetime expected credit losses.

For financial instruments that have low credit risk at the balance sheet date, the Group assumes that there is no significant increase in credit risk since the initial recognition, and measures the loss allowance at an amount equal to 12-month expected credit losses.

For financial instruments on the first stage and the second stage, and that have low credit risk, the Group calculates interest income according to carrying amount without deducting the impairment allowance and effective interest rate. For financial instruments on the third stage, interest income is calculated according to the carrying amount minus amortised cost after the provision of impairment allowance and effective interest rate.

For trade accounts receivable and bills receivable and financial assets at FVOCI related to revenue, the Group measures the loss allowance at an amount equal to lifetime expected credit losses.

The Group recognises the loss allowance accrued or written back in profit or loss.

2     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)	Financial assets (Continued)

(iii)	Derecognition

The Group derecognises a financial asset when: a) the contractual right to receive cash flows from the financial asset expires; b) the Group transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset; c) the financial asset has been transferred and the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, but the Group has not retained control.

On derecognition of equity instruments at FVOCI, the difference between the carrying amounts and the sum of the consideration received and any accumulated gain or loss previously recognised in other comprehensive income, is recognised in retained earnings. While on derecognition of other financial assets, this difference is recognised in profit or loss.

(k)	Financial liabilities

The Group, at initial recognition, classifies financial liabilities as either financial liabilities subsequently measured at amortised cost or financial liabilities at fair value through profit or loss.

The Group’s financial liabilities are mainly financial liabilities measured at amortised cost, including trade accounts payable and bills payable, other payables, and loans, etc. These financial liabilities are initially measured at the amount of their fair value after deducting transaction costs and use the effective interest rate method for subsequent measurement.

Where the present obligations of financial liabilities are completely or partially discharged, the Group derecognises these financial liabilities or discharged parts of obligations. The differences between the carrying amounts and the consideration received are recognised in profit or loss.

(l)	Determination of fair value for financial instruments

If there is an active market for financial instruments, the quoted price in the active market is used to measure fair values of the financial instruments. If no active market exists for financial instruments, valuation techniques are used to measure fair values. In valuation, the Group adopts valuation techniques that are applicable in the current situation and have sufficient available data and other information to support it, and selects input values that are consistent with the asset or liability characteristics considered by market participants in the transaction of relevant assets or liabilities, and gives priority to relevant observable input values. Use of unobservable input values where relevant observable input values cannot be obtained or are not practicable.

(m)	Derivative financial instruments and hedge accounting

Derivative financial instruments are recognised initially at fair value. At each balance sheet date, the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss, except where the derivatives qualify for hedge accounting.

Hedge accounting is a method which recognises the offsetting effects on profit or loss (or other comprehensive income) of changes in the fair values of the hedging instrument and the hedged item in the same accounting period, to represent the effect of risk management activities.

Hedged items are the items that expose the Group to risks of changes in future cash flows and that are designated as being hedged and that must be reliably measurable. The Group’s hedged items include a forecast transaction that is settled with an undetermined future market price and exposes the Group to risk of variability in cash flows, etc.

A hedging instrument is a designated derivative whose changes in cash flows are expected to offset changes in cash flows of the hedged item.

The hedging relationship meets all of the following hedge effectiveness requirements:

(i)	There is an economic relationship between the hedged item and the hedging instrument, which shares a risk and that gives rise to opposite changes in fair value that tend to offset each other.

(ii)	The effect of credit risk does not dominate the value changes that result from that economic relationship.

(iii)
The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item. However, that designation does not reflect an imbalance between the weightings of the hedged item and the hedging instrument.

2     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)	Derivative financial instruments and hedge accounting (Continued)

Cash flow hedges

Cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with all, or a component of, a recognised asset or liability (such as all or some future interest payments on variable-rate debt) or a highly probable forecast transaction, and could affect profit or loss. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument.

As long as a cash flow hedge meets the qualifying criteria for hedge accounting, the separate component of equity associated with the hedged item (cash flow hedge reserve) is adjusted to the lower of the following (in absolute amounts):

(i)	The cumulative gain or loss on the hedging instrument from inception of the hedge; and

(ii)	The cumulative change in fair value (present value) of the hedged item (i.e. the present value of the cumulative change in the hedged expected future cash flows) from inception of the hedge.

The gain or loss on the hedging instrument that is determined to be an effective hedge is recognised in other comprehensive income.

The portion of the gain or loss on the hedging instrument that is determined to be an ineffective hedge is recognised in profit or loss.

If a hedged forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, or a hedged forecast transaction for a non-financial asset or a non-financial liability becomes a firm commitment for which fair value hedge accounting is applied, the entity removes that amount from the cash flow hedge reserve and include it directly in the initial cost or other carrying amount of the asset or the liability. This is not a reclassification adjustment and hence it does not affect other comprehensive income.

For cash flow hedges, other than those covered by the preceding policy statements, that amount is reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment in the same period or periods during which the hedged expected future cash flows affect profit or loss.

If the amount that has been accumulated in the cash flow hedge reserve is a loss and the Group expects that all or a portion of that loss will not be recovered in one or more future periods, the Group immediately reclassifies the amount that is not expected to be recovered into profit or loss.

When the hedging relationship no longer meets the risk management objective on the basis of which it qualified for hedge accounting (ie the entity no longer pursues that risk management objective), or when a hedging instrument expires or is sold, terminated, exercised, or there is no longer an economic relationship between the hedged item and the hedging instrument or the effect of credit risk starts to dominate the value changes that result from that economic relationship or no longer meets the criteria for hedge accounting, the Group discontinues prospectively the hedge accounting treatments. If the hedged future cash flows are still expected to occur, that amount remains in the cash flow hedge reserve and is accounted for as cash flow hedges. If the hedged future cash flows are no longer expected to occur, that amount is immediately reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment. A hedged future cash flow that is no longer highly probable to occur may still be expected to occur, if the hedged future cash flows are still expected to occur, that amount remains in the cash flow hedge reserve and is accounted for as cash flow hedges.

(n)	Impairment of assets

The carrying amounts of assets, including property, plant and equipment, construction in progress, right-of-use assets and other assets, are reviewed at each balance sheet date to identify indicators that the assets may be impaired. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. For goodwill, the recoverable amount is estimated at each balance sheet date.

The recoverable amount is the greater of the fair value less costs to disposal and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

The amount of the reduction is recognised as an expense in the consolidated income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then, to reduce the carrying amount of the other assets in the unit on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to disposal, or value in use, if determinable.

Management assesses at each balance sheet date whether there is any indication that an impairment loss recognised for an asset, except in the case of goodwill, in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as an income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred. An impairment loss in respect of goodwill is not reversed.

2     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)	Trade, bills and other payables

Trade, bills and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(p)	Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the consolidated income statement over the period of borrowings using the effective interest method.

(q)	Provisions and contingent liability

A provision is recognised for liability of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, when it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

When it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest cost, is reflected as an adjustment to the provision and oil and gas properties.

(r)	Revenue recognition

Revenue arises in the course of the Group’s ordinary activities, and increases in economic benefits in the form of inflows that result in an increase in equity, other than those relating to contributions from equity participants.

The Group sells crude oil, natural gas, petroleum and chemical products, etc. Revenue is recognised according to the expected consideration amount, when a customer obtains control over the relevant goods or services. To determine whether a customer obtains control of a promised asset, the Group shall consider indicators of the transfer of control, which include, but are not limited to, the Group has a present right to payment for the asset; the Group has transferred physical possession of the asset to the customer; the customer has the significant risks and rewards of ownership of the asset; the customer has accepted the asset.

Sales of goods

Sales are recognised when control of the goods have transferred, being when the products are delivered to the customer. Advance from customers but goods not yet delivered is recorded as contract liabilities and is recognised as revenues when a customer obtains control over the relevant goods.

(s)	Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in the profit or loss over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to profit or loss on a straight-line basis over the expected lives of the related assets.

(t)	Borrowing costs

Borrowing costs are expensed in the consolidated income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

(u)	Repairs and maintenance expenditure

Repairs and maintenance expenditure is expensed as incurred.

2     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v)	Environmental expenditures

Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reliably estimated. As facts concerning environmental contingencies become known to the Group, the Group reassesses its position both with respect to accrued liabilities and other potential exposures.

(w)	Research and development expense

Research and development expenditures that cannot be capitalised are expensed in the period in which they are incurred. Research and development expense amounted to RMB 10,086 million for the year ended 31 December 2020 (2019: RMB 9,450 million).

(x)	Leases

A lease is a contract that a lessor transfers the right to use an identified asset for a period of time to a lessee in exchange for consideration.

(i)	As lessee

The Group recognises a right-of-use asset at the date at which the leased asset is available for use by the Group, and recognises a lease liability measured at the present value of the remaining lease payments. The lease payments include fixed payments, the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and payments of penalties for terminating the lease if the lease term reflects the Group exercising that option, etc. Variable payments that are based on a percentage of sales are not included in the lease payments, and should be recognised in profit or loss when incurred. Lease liabilities to be paid within one year (including one year) from balance sheet date is presented in current liabilities.

Right-of-use assets of the Group mainly comprise land. Right-of-use assets are measured at cost which comprises the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, any initial direct costs incurred by the lessee, less any lease incentives received. The Group depreciates the right-of-use assets over the shorter of the asset’s useful life and the lease term on a straight-line basis. When the recoverable amount of a right-of-use asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount.

Payments associated with short-term leases with lease terms within 12 months and all leases of low-value assets are recognised on a straight-line basis over the lease term as an expense in profit or loss or as cost of relevant assets, instead of recognising right-of-use assets and lease liabilities.

A lessee shall account for a lease modification as a separate lease if both: (1) the modification increases the scope of the lease by adding the right to use one or more underlying assets; and (2) the consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the articular contract.

For a lease modification that is not accounted for as a separate lease, except for the practical expedient which applies only to rent concessions occurring as a direct consequence of the COVID-19 pandemic, the group determine the lease term of the modified lease at the effective date of the modification, and remeasure the lease liability by discounting the revised lease payments using a revised discount rate. The group decrease the carrying amount of the right-of-use asset to reflect the partial or full termination of the lease for lease modifications that decrease the scope or shorten the term of the lease, and shall recognise in profit or loss any gain or loss relating to the partial or full termination of the lease. The group make a corresponding adjustment to the right-of-use asset for all other lease modifications.

(ii)	As lessor

A lease that transfers substantially all the risks and rewards incidental to ownership of an asset is a finance lease. An operating lease is a lease other than a finance lease.

When the Group leases self-owned plants and buildings, equipment and machinery, lease income from an operating lease is recognised on a straight-line basis over the period of the lease. The Group recognises variable lease income which is based on a certain percentage of sales as rental income when occurred.

(y)	Employee benefits

The contributions payable under the Group’s retirement plans are recognised as an expense in the consolidated income statement as incurred and according to the contribution determined by the plans. Further information is set out in Note 40.

Termination benefits, such as employee reduction expenses, are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

2     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(z)	Income tax

Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes only to the extent that it is probable that future taxable income will be available against which the assets can be utilised. Deferred tax is calculated on the basis of the enacted tax rates or substantially enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the consolidated income statement, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously charged or credited to other comprehensive income or directly in equity.

The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction to the extent appropriate, and is not available for set off against the taxable profit of another legal tax unit. The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(aa)	Dividends

Dividends and distributions of profits proposed in the profit appropriation plan which will be authorised and declared after the balance sheet date, are not recognised as a liability at the balance sheet date and are separately disclosed in the notes to the financial statements. Dividends are recognised as a liability in the period in which they are declared.

(bb)	Segment reporting

Operating segments, and the amounts of each segment item reported in the consolidated financial statements, are identified from the financial information provided regularly to the Group’s chief operating decision maker for the purposes of allocating resources to, and assessing the performance of the Group’s various lines of business.

3     TURNOVER

Turnover primarily represents revenue from the sales of refined petroleum products, chemical products, crude oil and natural gas, which are recognised at a point in time.

	2020	2019
	RMB million	RMB million
Gasoline	557,605	699,202
Diesel	422,569	615,342
Crude oil	351,707	549,720
Basic chemical feedstock	155,687	215,773
Synthetic resin	122,313	125,658
Kerosene	72,385	191,636
Natural gas	48,121	53,839
Synthetic fiber monomers and polymers	41,640	80,100
Others (i)	277,429	368,412
	2,049,456	2,899,682

(i)	Others are primarily liquefied petroleum gas and other refinery and chemical byproducts and joint products.

4     OTHER OPERATING REVENUES

	2020	2019
	RMB million	RMB million
Sale of materials and others	55,441	58,886
Rental income	1,087	1,231
	56,528	60,117

5     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The following items are included in selling, general and administrative expenses:

	2020	2019
	RMB million	RMB million
Operating lease charges	2,685	1,858
Auditor’s remuneration:
– Audit services	73	70
– Others	8	6
Impairment losses:
– Trade accounts receivable	2,105	1,283
– Other receivables	(25)	(2)

6     PERSONNEL EXPENSES

	2020	2019
	RMB million	RMB million
Salaries, wages and other benefits	77,202	70,921
Contributions to retirement schemes (Note 40)	8,804	11,822
	86,006	82,743

7     TAXES OTHER THAN INCOME TAX

	2020	2019
	RMB million	RMB million
Consumption tax (i)	197,542	204,388
City construction tax (ii)	15,699	16,387
Education surcharge	11,670	12,111
Resources tax	4,572	5,883
Others	5,464	5,748
	234,947	244,517

Notes:

(i)	Consumption tax was levied based on sales quantities of taxable products, tax rate of products is presented as below:

Products	Effective from 13 January 2015
RMB/Ton
Gasoline	2,109.76
Diesel	1,411.20
Naphtha	2,105.20
Solvent oil	1,948.64
Lubricant oil	1,711.52
Fuel oil	1,218.00
Jet fuel oil	1,495.20

(ii)	City construction tax is levied on an entity based on its total paid amount of value-added tax and consumption tax.

8     OTHER OPERATING EXPENSE, NET

	2020	2019
	RMB million	RMB million
Government grants (i)	8,775	6,933
Ineffective portion of change in fair value of cash flow hedges	3,052	(222)
Net realised and unrealised loss on derivative financial instruments not qualified as hedging	(1,252)	(4,384)
Impairment losses on long-lived assets (ii)	(14,560)	(345)
Gain/(loss) on disposal of property, plant, equipment and other non-current assets, net	398	(1,829)
Fines, penalties and compensations	(43)	(173)
Donations	(301)	(210)
Others	(1,781)	(116)
	(5,712)	(346)

Notes:

(i)
Government grants for the years ended 31 December 2020 and 2019 primarily represent financial appropriation income and non-income tax refunds received from respective government agencies without conditions or other contingencies attached to the receipts of the grants.

(ii)
Impairment losses on long-lived assets for the year ended 31 December 2020 primarily represent impairment losses recognised in the exploration and production (“E&P”) segment of RMB 8,495 million (2019: RMB 3 million), the chemicals segment of RMB 3,606 million (2019: RMB 17 million), the refining segment of RMB 1,923 million (2019: RMB 245 million), and the marketing and distribution segment of RMB 536 million (2019: RMB 80 million). The impairment losses in the E&P segment were mainly the impairment losses of properties, plant and equipment relating to oil and gas producing activities. The primary factors resulting in the E&P segment impairment loss were low oil price outlook and downward revision of oil and gas reserve in certain fields. E&P segment determines recoverable amounts of properties, plant and equipment relating to oil and gas producing activities, which include significant judgments and assumptions. The recoverable amounts were determined based on the present values of the expected future cash flows of the assets using a pre-tax discount rate 10.47% (2019: 10.47%). Further future downward revisions to the Group’s oil price outlook would lead to further impairments which, in aggregate, are likely to be material. It is estimated that a general decrease of 5% in oil price, with all other variables held constant, would result in additional impairment loss on the Group’s properties, plant and equipment relating to oil and gas producing activities by approximately RMB 4,548 million (2019: RMB 184 million). It is estimated that a general increase of 5% in operating cost, with all other variables held constant, would result in additional impairment loss on the Group’s properties, plant and equipment relating to oil and gas producing activities by approximately RMB 2,836 million (2019: RMB 180 million). It is estimated that a general increase of 5% in discount rate, with all other variables held constant, would result in additional impairment loss on the Group’s properties, plant and equipment relating to oil and gas producing activities by approximately RMB 287 million (2019: RMB 7 million).The assets in the chemicals segment were written down because evidence indicates the economic performance of certain production facilities are worse than expected.

9     INTEREST EXPENSE

	2020	2019
	RMB million	RMB million
Interest expense incurred	6,513	7,039
Less: Interest expense capitalised*	(2,011)	(1,015)
	4,502	6,024
Interest expense on lease liabilities	9,349	9,646
Accretion expenses (Note 35)	1,343	1,418
Interest expense	15,194	17,088
* Interest rates per annum at which borrowing costs were capitalised for construction in progress	2.60% to 4.66%	2.92% to 4.66%

10   INVESTMENT INCOME

	2020	2019
	RMB million	RMB million
Investment income from disposal of business and long-term equity investments (i)	37,525	185
Dividend income from holding of other equity instrument investments	156	492
Others	63	242
	37,744	919

Note:

(i)
The Company and Sinomart KTS Development Limited, Sinopec Natural Gas Limited Company and Sinopec Marketing Company Limited (“Marketing Company”), the subsidiaries of the Company entered into the Agreement on Cash Payment to Purchase Equity in Sinopec Yu Ji Pipeline Company Limited, the Agreement on Additional Issuance of Equity and Cash Payment to Purchase Assets, the Agreement on Cash Payment to Purchase Assets and the Agreement on Additional Issuance of Equity to Purchase Assets with China Oil & Gas Pipeline Network Corporation (“PipeChina”), on 21 July 2020 and on 23 July 2020 respectively, pursuant to which the Company and its subsidiaries proposed to dispose target business, including equity interests in the relevant companies, oil and gas pipeline and ancillary facilities, to PipeChina. The above transactions were considered and approved by the 15th Session of 7th Directorate Meeting on 23 July 2020 and the second Extraordinary General Meeting on 28 September 2020. The transaction consideration was mainly additional issuance of equity and/or cash payment by PipeChina and the gain on above transactions was RMB 37,731 million. Main assets and liabilities of disposed target business are as follows:

30 September 2020
RMB million
Property, plant and equipment, net	83,510
Construction in progress	19,843
Interest in associates	26,412
Inventories	8,191
Long-term debts and Loans from Sinopec Group Company and fellow subsidiaries	(41,800)
Other financial statement items	(9,035)
Net Assets	87,121

11   INCOME TAX EXPENSE

Income tax expense in the consolidated income statement represents:

	2020	2019
	RMB million	RMB million
Current tax
– Provision for the year	14,209	15,021
– Adjustment of prior years	(117)	(467)
Deferred taxation (Note 29)	(7,873)	3,385
	6,219	17,939

Reconciliation between actual income tax expense and the expected income tax expense at applicable statutory tax rates is as follows:

	2020	2019
	RMB million	RMB million
Profit before taxation	48,143	90,022
Expected PRC income tax expense at a statutory tax rate of 25%	12,036	22,506
Tax effect of non-deductible expenses	3,274	2,321
Tax effect of non-taxable income (i)	(8,330)	(4,458)
Tax effect of preferential tax rate (ii)	(1,011)	(2,003)
Effect of income taxes at foreign operations	(730)	(312)
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(65)	(335)
Tax effect of tax losses not recognised	1,087	498
Write-down of deferred tax assets	75	189
Adjustment of prior years	(117)	(467)
Actual income tax expense	6,219	17,939

Notes:

(i)
For the year ended 31 December 2020, the tax effect of non-taxable income includes the tax exempt investment income of joint ventures and associates and the tax exempt part of the gain related to the disposal of oil and gas pipeline and ancillary facilities.

(ii)
The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in western regions in the PRC are taxed at preferential income tax rate of 15% through the year 2020. According to Announcement [2020] No. 23 of the MOF “Announcement of the MOF, the State Taxation Administration and the National Development and Reform Commission on continuation of the income tax policy of western development enterprises”, the preferential tax rate of 15% extends from 1 January 2021 to 31 December 2030.

12   DIRECTORS’ AND SUPERVISORS’ EMOLUMENTS

(a)	Directors’ and supervisors’ emoluments

The emoluments of every director and supervisor is set out below:

	Emoluments paid or receivable in respect of director’s other services in connection with the management of the affairs of the Company or its subsidiary undertaking			Emoluments paid or receivable in respect of a person’s services as a director, whether of the Company or its subsidiary undertaking
	2020
Name	Salaries, allowances and benefits in kind	Bonuses	Retirement scheme contributions	Directors’/ Supervisors’ fee	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Directors
Zhang Yuzhuo (i)	–	–	–	–	–
Ma Yongsheng	299	620	94	–	1,013
Yu Baocai	–	–	–	–	–
Liu Hongbin (ii)	–	–	–	–	–
Ling Yiqun	–	–	–	–	–
Zhang Shaofeng (iii)	–	–	–	–	–
Dai Houliang (iv)	–	–	–	–	–
Li Yunpeng (v)	–	–	–	–	–
Li Yong (vi)	–	–	–	–	–
Independent non-executive directors
Tang Min	–	–	–	350	350
Cai Hongbin	–	–	–	350	350
Johnny Karling Ng	–	–	–	350	350
Fan Gang (vii)	–	–	–	–	–
Supervisors
Zhao Dong	–	–	–	–	–
Jiang Zhenying	366	710	83	–	1,159
Zou Huiping	272	555	59	–	886
Sun Huanquan (viii)	247	160	60	–	467
Yu Renming	–	–	–	–	–
Li Defang (viii)	–	–	–	–	–
Yu Xizhi (ix)	125	613	23	–	761
Zhou Hengyou (ix)	125	611	23	–	759
Yang Changjiang (x)	–	–	–	–	–
Zhang Baolong (x)	–	–	–	–	–
Total	1,434	3,269	342	1,050	6,095

12   DIRECTORS’ AND SUPERVISORS’ EMOLUMENTS (CONTINUED)

(a)	Directors’ and supervisors’ emoluments (Continued)

The emoluments of every director and supervisor is set out below: (Continued)

	Emoluments paid or receivable in respect of director’s other services in connection with the management of the affairs of the Company or its subsidiary undertaking			Emoluments paid or receivable in respect of a person’s services as a director, whether of the Company or its subsidiary undertaking
	2019
Name	Salaries, allowances and benefits in kind	Bonuses	Retirement scheme contributions	Directors’/ Supervisors’ fee	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Directors
Dai Houliang (iv)	–	–	–	–	–
Ma Yongsheng	294	1,173	96	–	1,563
Li Yunpeng (v)	–	–	–	–	–
Yu Baocai	–	–	–	–	–
Ling Yiqun	–	–	–	–	–
Liu Zhongyun (xi)	–	–	–	–	–
Li Yong (vi)	–	–	–	–	–
Independent non-executive directors
Tang Min	–	–	–	350	350
Fan Gang (vii)	–	–	–	350	350
Cai Hongbin	–	–	–	350	350
Johnny Karling Ng	–	–	–	350	350
Supervisors
Zhao Dong	–	–	–	–	–
Jiang Zhenying	369	865	88	–	1,322
Yang Changjiang (x)	–	–	–	–	–
Zhang Baolong (x)	–	–	–	–	–
Zou Huiping	369	989	88	–	1,446
Yu Xizhi (ix)	369	880	88	–	1,337
Zhou Hengyou (ix)	369	874	88	–	1,331
Yu Renming	369	889	88	–	1,346
Total	2,139	5,670	536	1,400	9,745

Notes:

(i)	Mr. Zhang Yuzhuo was elected to be chairman and non-executive director from 25 March 2020.

(ii)	Mr. Liu Hongbin was elected to be executive director from 19 May 2020.

(iii)	Mr. Zhang Shaofeng was elected to be non-executive director from 28 September 2020.

(iv)	Mr. Dai Houliang ceased being chairman and non-executive director from 19 January 2020.

(v)	Mr. Li Yunpeng ceased being non-executive director from 24 March 2020.

(vi)	Mr. Li Yong ceased being non-executive director from 22 September 2020.

(vii)	Mr. Fan Gang ceased being independent non-executive director from 28 August 2020.

(viii)	Mr. Sun Huanquan was elected to be supervisor from 18 May 2020; Mr. Li Defang was elected to be supervisor from 18 May 2020.

(ix)	Mr. Yu Xizhi ceased being supervisor from 18 May 2020; Mr. Zhou Hengyou ceased being supervisor from 18 May 2020.

(x)	Mr. Yang Changjiang ceased being supervisor from 9 September 2020; Mr. Zhang Baolong ceased being supervisor from 9 September 2020.

(xi)
Due to change of working arrangement, Mr. Liu Zhongyun has tendered his resignation as executive director, member of Strategy Committee of the Board and Senior Vice President of the Company from 9 December 2019.

13   SENIOR MANAGEMENT’S EMOLUMENTS

For the year ended 31 December 2020, the five highest paid individuals in the Company included one supervisor and four senior management. The emolument paid to each of one supervisor and four senior management was above RMB 1,000 thousand. The total salaries, wages and other benefits was RMB 6,378 thousand, and the total amount of their retirement scheme contributions was RMB 339 thousand. For the year ended 31 December 2019, the five highest paid individuals in the Company included one director and four senior management.

	Number of individuals
	2020	2019
Emoluments
HKD1,000,001 to HKD1,500,000	3	–
HKD1,500,001 to HKD2,000,000	2	5

During 2020 and 2019, the Company did not incur any emoluments paid or receivable in respect of a person accepting office as a director, or any payments to any director for loss of office.

14   DIVIDENDS

Dividends payable to shareholders of the Company attributable to the year represent:

	2020	2019
	RMB million	RMB million
Dividends declared and paid during the year of RMB 0.07 per share (2019: RMB 0.12 per share)	8,475	14,529
Dividends declared after the balance sheet date of RMB 0.13 per share (2019: RMB 0.19 per share)	15,739	23,004
	24,214	37,533

Pursuant to the shareholders’ approval at the General Meeting on 28 September 2020, the interim dividends for the year ending 31 December 2020 of RMB 0.07 (2019: RMB 0.12) per share totaling RMB 8,475 million (2019: RMB 14,529 million) were approved. Dividends were paid on 23 October 2020.

Pursuant to a resolution passed at the director’s meeting on 26 March 2021, final dividends in respect of the year ended 31 December 2020 of RMB 0.13 (2019: RMB 0.19) per share totaling RMB 15,739 million (2019: RMB 23,004 million) were proposed for shareholders’ approval at the Annual General Meeting. Final cash dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

Dividends payable to shareholders of the Company attributable to the previous financial year, approved during the year represent:

	2020	2019
	RMB million	RMB million
Final cash dividends in respect of the previous financial year, approved during the year of RMB 0.19 per share (2019: RMB 0.26 per share)	23,004	31,479

Pursuant to the shareholders’ approval at the Annual General Meeting on 19 May 2020, a final dividend of RMB 0.19 per share totaling RMB 23,004 million according to total shares on 9 June 2020 was approved. All dividends have been paid in the year ended 31 December 2020.

Pursuant to the shareholders’ approval at the Annual General Meeting on 9 May 2019, a final dividend of RMB 0.26 per share totaling RMB 31,479 million according to total shares on 10 June 2019 was approved. All dividends have been paid in the year ended 31 December 2019.

15   OTHER COMPREHENSIVE INCOME

	2020			2019
	Before tax	Tax	Net of tax	Before tax	Tax	Net of tax
	amount	effect	amount	amount	effect	amount
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the year	9,207	(2,295)	6,912	5,258	(974)	4,284
Reclassification adjustments for amounts transferred to the consolidated income statement	198	(37)	161	853	(196)	657
Net movement during the year recognised in other comprehensive income (i)	9,405	(2,332)	7,073	6,111	(1,170)	4,941
Changes in the fair value of instruments at fair value through other comprehensive income	(6)	(4)	(10)	(39)	8	(31)
Transfer of loss on disposal of equity investments at fair value through other comprehensive income to retained earnings	(12)	–	(12)	–	–	–
Net movement during the year recognised in other comprehensive income	(18)	(4)	(22)	(39)	8	(31)
Fair value hedges	162	–	162	–	–	–
Share of other comprehensive loss of associates and joint ventures	(2,441)	–	(2,441)	(810)	–	(810)
Foreign currency translation differences	(4,457)	–	(4,457)	1,480	–	1,480
Other comprehensive income	2,651	(2,336)	315	6,742	(1,162)	5,580

Note:

(i)
As at 31 December 2020, cash flow hedge reserve amounted to a gain of RMB 8,176 million (31 December 2019: a gain of RMB 1,102 million), of which a gain of RMB 7,805 million was attributable to shareholders of the Company (31 December 2019: a gain of RMB 1,037 million).

16          BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2020 is based on the profit attributable to ordinary shareholders of the Company of RMB 33,096 million (2019: RMB 57,493 million) and the weighted average number of shares of 121,071,209,646 (2019: 121,071,209,646) during the year.

The calculation of diluted earnings per share for the year ended 31 December 2020 is based on the profit attributable to ordinary shareholders of the Company (diluted) of RMB 33,096 million (2019: RMB 57,493 million) and the weighted average number of shares of 121,071,209,646 (2019: 121,071,209,646) calculated as follows:

(i)	Profit attributable to ordinary shareholders of the Company (diluted)

	2020	2019
	RMB million	RMB million
Profit attributable to ordinary shareholders of the Company	33,096	57,493
Profit attributable to ordinary shareholders of the Company (diluted)	33,096	57,493

(ii)	Weighted average number of shares (diluted)

	2020	2019
	Number of shares	Number of shares
Weighted average number of shares at 31 December	121,071,209,646	121,071,209,646
Weighted average number of shares (diluted) at 31 December	121,071,209,646	121,071,209,646

17   PROPERTY, PLANT AND EQUIPMENT

			Equipment,
	Plants and	Oil and gas,	machinery
	buildings	properties	and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2019	123,946	695,724	973,688	1,793,358
Additions	159	1,408	3,993	5,560
Transferred from construction in progress	6,261	31,378	54,684	92,323
Reclassifications	1,051	(76)	(975)	–
Invest into the joint ventures and associated companies	(8)	–	(303)	(311)
Reclassification to other long-term assets	(748)	–	(729)	(1,477)
Disposals	(469)	(1,549)	(13,635)	(15,653)
Exchange adjustments	42	667	71	780
Balance at 31 December 2019	130,234	727,552	1,016,794	1,874,580
Balance at 1 January 2020	130,234	727,552	1,016,794	1,874,580
Additions	390	1,563	5,147	7,100
Transferred from construction in progress	10,848	32,214	98,095	141,157
Reclassifications	1,443	(125)	(1,318)	–
Invest into the joint ventures and associated companies	–	–	(115)	(115)
Reclassification to other long-term assets	(38)	–	(1,052)	(1,090)
Disposals (i)	(6,291)	(806)	(131,231)	(138,328)
Exchange adjustments	(141)	(2,806)	(226)	(3,173)
Balance at 31 December 2020	136,445	757,592	986,094	1,880,131
Accumulated depreciation:
Balance at 1 January 2019	56,242	550,288	565,830	1,172,360
Depreciation for the year	4,144	36,289	47,902	88,335
Impairment losses for the year	11	–	185	196
Reclassifications	292	(46)	(246)	–
Invest into the joint ventures and associated companies	–	–	(216)	(216)
Reclassification to other long-term assets	3	–	(94)	(91)
Written back on disposals	(854)	(6)	(11,564)	(12,424)
Exchange adjustments	21	667	40	728
Balance at 31 December 2019	59,859	587,192	601,837	1,248,888
Balance at 1 January 2020	59,859	587,192	601,837	1,248,888
Depreciation for the year	4,628	32,054	48,380	85,062
Impairment losses for the year	683	4,739	6,292	11,714
Reclassifications	393	(98)	(295)	–
Invest into the joint ventures and associated companies	–	–	(54)	(54)
Reclassification to other long-term assets	(8)	–	(161)	(169)
Written back on disposals (i)	(3,209)	(464)	(47,994)	(51,667)
Exchange adjustments	(49)	(2,703)	(138)	(2,890)
Balance at 31 December 2020	62,297	620,720	607,867	1,290,884
Net book value:
Balance at 1 January 2019	67,704	145,436	407,858	620,998
Balance at 31 December 2019	70,375	140,360	414,957	625,692
Balance at 31 December 2020	74,148	136,872	378,227	589,247

(i)	Disposals for the year ended 31 December 2020 mainly due to the Company and its subsidiaries disposed their oil and gas pipeline and ancillary facilities to PipeChina.

The additions to oil and gas properties of the Group for the year ended 31 December 2020 included RMB 1,563 million (2019: RMB 1,408 million) of estimated dismantlement costs for site restoration (Note 35).

At 31 December 2020 and 31 December 2019, the Group had no individual substantial property, plant and equipment which had been pledged.

At 31 December 2020 and 31 December 2019, the Group had no individual significant property, plant and equipment which were temporarily idle or pending for disposal.

At 31 December 2020 and 31 December 2019, the Group had no individual significant fully depreciated property, plant and equipment which were still in use.

18   CONSTRUCTION IN PROGRESS

	2020	2019
	RMB million	RMB million
Balance at 1 January	173,872	137,449
Additions	130,283	144,751
Dry hole costs written off	(5,928)	(5,831)
Transferred to property, plant and equipment	(141,157)	(92,323)
Reclassification to other long-term assets	(11,464)	(10,086)
Impairment losses for the year	(844)	(135)
Disposals and others	(19,944)	46
Exchange adjustments	(53)	1
Balance at 31 December	124,765	173,872

As at 31 December 2020, the amount of capitalised cost of exploratory wells included in construction in progress related to the exploration and production segment was RMB 11,129 million (2019: RMB 8,961 million). The geological and geophysical costs paid during the year ended 31 December 2020 were RMB 3,166 million (2019: RMB 4,024 million).

19   RIGHT-OF-USE ASSETS

	Land	Others	Total
	RMB million	RMB million	RMB million
Cost
Balance at 1 January 2019	244,595	27,381	271,976
Additions	8,737	7,555	16,292
Decreases	(4,766)	(748)	(5,514)
Balance at 31 December 2019	248,566	34,188	282,754
Balance at 1 January 2020	248,566	34,188	282,754
Additions	13,983	10,222	24,205
Decreases	(9,405)	(3,142)	(12,547)
Balance at 31 December 2020	253,144	41,268	294,412
Accumulated depreciation
Balance at 1 January 2019	–	–	–
Additions	9,246	5,728	14,974
Decreases	(131)	(26)	(157)
Balance at 31 December 2019	9,115	5,702	14,817
Balance at 1 January 2020	9,115	5,702	14,817
Additions	9,247	6,354	15,601
Decreases	(799)	(1,575)	(2,374)
Balance at 31 December 2020	17,563	10,481	28,044
Impairment loss
Balance at 1 January 2019	–	–	–
Additions	–	–	–
Decreases	–	–	–
Balance at 31 December 2019	–	–	–
Balance at 1 January 2020	–	–	–
Additions	–	–	–
Decreases	–	–	–
Balance at 31 December 2020	–	–	–
Net book value
Balance at 1 January 2019	244,595	27,381	271,976
Balance at 31 December 2019	239,451	28,486	267,937
Balance at 31 December 2020	235,581	30,787	266,368

20   GOODWILL

	31 December	31 December
	2020	2019
	RMB million	RMB million
Cost	16,481	16,558
Less: Accumulated impairment losses	(7,861)	(7,861)
	8,620	8,697
Impairment tests for cash-generating units containing goodwill

Goodwill is allocated to the following Group’s cash-generating units:

	Principal activities	31 December	31 December
		2020	2019
		RMB million	RMB million
Sinopec Zhenhai Refining and Chemical Branch	Manufacturing of intermediate petrochemical products and petroleum products	4,043	4,043
Shanghai SECCO Petrochemical Company Limited (“Shanghai SECCO”)	Production and sale of petrochemical products	2,541	2,541
Sinopec Beijing Yanshan Petrochemical Branch	Manufacturing of intermediate petrochemical products and petroleum products	1,004	1,004
Other units without individually significant goodwill		1,032	1,109
		8,620	8,697

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of the above cash generating units are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 11.4% to 13.4% (2019: 11.0% to 11.9%). Cash flows beyond the one-year period are maintained constant. Based on the estimated recoverable amount, no major impairment loss was recognised.

Key assumptions used for cash flow forecasts for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and management’s expectation on the future trend of the prices of crude oil and petrochemical products. The sales volume was based on the production capacity and/or the sales volume in the period immediately before the budget period.

21   INTEREST IN ASSOCIATES

The Group’s investments in associates are with companies primarily engaged in the oil and gas, petrochemical, and marketing and distribution operations in the PRC.

The Group’s principal associates are as follows:

Name of company	% of ownership interests	Principal activities	Measurement method	Country of incorporation	Principal place of business
PipeChina (i)	14.00	Operation of oil and natural gas pipeline and auxiliary facilities	Equity method	PRC	PRC
Sinopec Finance Company Limited (“Sinopec Finance”)	49.00	Provision of non-banking financial services	Equity method	PRC	PRC
PAO SIBUR Holding (“SIBUR”) (ii)	10.00	Processing natural gas and manufacturing petrochemical products	Equity method	Russia	Russia
Zhongtian Synergetic Energy Company Limited (“Zhongtian Synergetic Energy”)	38.75	Mining coal and manufacturing of coal-chemical products	Equity method	PRC	PRC
Caspian Investments Resources Ltd. (“CIR”)	50.00	Crude oil and natural gas extraction	Equity method	British Virgin Islands	The Republic of Kazakhstan

21   INTEREST IN ASSOCIATES (CONTINUED)

Summarised financial information and reconciliation to their carrying amounts in respect of the Group’s principal associates:

	PipeChina	Sinopec Finance		SIBUR		Zhongtian Synergetic Energy		CIR
	31 December	31 December	31 December	31 December	31 December	31 December	31 December	31 December	31 December
	2020	2020	2019	2020	2019	2020	2019	2020	2019
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets	74,012	175,139	180,383	30,678	31,634	3,721	4,219	2,402	7,612
Non-current assets	655,982	53,008	18,926	147,140	182,646	53,124	56,424	903	971
Current liabilities	(55,562)	(197,872)	(170,621)	(31,157)	(31,295)	(8,315)	(13,887)	(699)	(936)
Non-current liabilities	(104,150)	(514)	(582)	(58,941)	(71,289)	(28,422)	(26,227)	(286)	(166)
Net assets	570,282	29,761	28,106	87,720	111,696	20,108	20,529	2,320	7,481
Net assets attributable to owners of the Company	505,336	29,761	28,106	87,280	111,250	20,108	20,529	2,320	7,481
Net assets attributable to non-controlling interests	64,946	–	–	440	446	–	–	–	–
Share of net assets from associates	70,747	14,583	13,772	8,728	11,125	7,792	7,955	1,160	3,741
Carrying Amounts	70,747	14,583	13,772	8,728	11,125	7,792	7,955	1,160	3,741

Summarised statement of comprehensive income

Year ended 31 December	PipeChina (iii)	Sinopec Finance		SIBUR		Zhongtian Synergetic Energy		CIR
	2020	2020	2019	2020	2019	2020	2019	2020	2019
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	22,766	4,742	4,966	49,793	56,706	11,707	13,329	1,252	2,334
Profit/(loss) for the year	6,444	2,027	2,234	(1,936)	6,513	551	1,994	181	424
Other comprehensive (loss)/income	–	(372)	411	(19,180)	(1,435)	–	–	(308)	151
Total comprehensive income/(loss)	6,444	1,655	2,645	(21,116)	5,078	551	1,994	(127)	575
Dividends declared by associates	–	–	–	285	468	284	219	2,517	–
Share of profit/(loss) from associates	709	993	1,095	(194)	651	214	773	91	212
Share of other comprehensive (loss)/income from associates (iv)	–	(182)	201	(1,918)	(144)	–	–	(154)	76

The share of profit and other comprehensive income for the year ended 31 December 2020 in all individually immaterial associates accounted for using equity method in aggregate was RMB 4,264 million (2019: RMB 5,661 million) and RMB 817 million (2019: other comprehensive loss RMB 155 million) respectively. As at 31 December 2020, the carrying amount of all individually immaterial associates accounted for using equity method in aggregate was RMB 33,153 million (2019: RMB 59,144 million).

Notes:

(i)
The Group has a member in the Board of Directors of PipeChina. According to the structure and the resolution mechanism of the Board of Directors, the Group can exercise significant influence on PipeChina.

(ii)	Sinopec is able to exercise significant influence in SIBUR since Sinopec has a member in SIBUR’s Board of Directors and has a member in SIBUR’s Management Board.

(iii)	The summarised statement of comprehensive income for the year 2020 presents the operating results from the date when the Group can exercise significant influence on PipeChina to 31 December 2020.

(iv)	Including foreign currency translation differences.

22   INTEREST IN JOINT VENTURES

The Group’s principal interests in joint ventures are as follows:

Name of entity	% of ownership interests	Principal activities	Measurement method	Country of incorporation	Principal place of business
Fujian Refining & Petrochemical Company Limited (“FREP”)	50.00	Manufacturing refining oil products	Equity method	PRC	PRC
BASF-YPC Company Limited (“BASF-YPC”)	40.00	Manufacturing and distribution of petrochemical products	Equity method	PRC	PRC
Taihu Limited (“Taihu”)	49.00	Crude oil and natural gas extraction	Equity method	Cyprus	Russia
Yanbu Aramco Sinopec Refining Company Ltd. (“YASREF”)	37.50	Petroleum refining and processing business	Equity method	Saudi Arabia	Saudi Arabia
Sinopec SABIC Tianjin Petrochemical Company Limited (“Sinopec SABIC Tianjin”)	50.00	Manufacturing and distribution of petrochemical products	Equity method	PRC	PRC

Summarised balance sheet and reconciliation to their carrying amounts in respect of the Group’s principal joint ventures:

	FREP		BASF-YPC		Taihu		YASREF		Sinopec SABIC Tianjin
	31 December 2020	31 December 2019	31 December 2020	31 December 2019	31 December 2020	31 December 2019	31 December 2020	31 December 2019	31 December 2020	31 December 2019
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets
Cash and cash equivalents	7,448	5,603	1,838	1,154	1,280	4,485	1,408	733	5,259	3,242
Other current assets	7,492	11,977	4,777	4,937	1,223	2,336	7,516	11,311	2,665	4,501
Total current assets	14,940	17,580	6,615	6,091	2,503	6,821	8,924	12,044	7,924	7,743
Non-current assets	15,237	17,267	9,993	10,498	12,531	10,453	45,413	50,548	18,258	14,878
Current liabilities
Current financial liabilities	(1,203)	(1,280)	(456)	(237)	(38)	(57)	(9,520)	(7,445)	(998)	(500)
Other current liabilities	(5,147)	(7,090)	(2,190)	(1,808)	(1,043)	(1,815)	(8,644)	(12,504)	(3,052)	(2,896)
Total current liabilities	(6,350)	(8,370)	(2,646)	(2,045)	(1,081)	(1,872)	(18,164)	(19,949)	(4,050)	(3,396)
Non-current liabilities
Non-current financial liabilities	(8,761)	(11,185)	–	–	(85)	(125)	(29,650)	(29,445)	(6,773)	(4,592)
Other non-current liabilities	(235)	(290)	(42)	(35)	(2,017)	(1,984)	(2,008)	(1,963)	(378)	(368)
Total non-current liabilities	(8,996)	(11,475)	(42)	(35)	(2,102)	(2,109)	(31,658)	(31,408)	(7,151)	(4,960)
Net assets	14,831	15,002	13,920	14,509	11,851	13,293	4,515	11,235	14,981	14,265
Net assets attributable to owners of the company	14,831	15,002	13,920	14,509	11,439	12,829	4,515	11,235	14,981	14,265
Net assets attributable to non-controlling interests	–	–	–	–	412	464	–	–	–	–
Share of net assets from joint ventures	7,416	7,501	5,568	5,804	5,605	6,286	–	4,213	7,491	7,133
Carrying Amounts	7,416	7,501	5,568	5,804	5,605	6,286	–	4,213	7,491	7,133

Summarised statement of comprehensive income

Year ended 31 December	FREP		BASF-YPC		Taihu		YASREF		Sinopec SABIC Tianjin
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	38,691	57,047	15,701	19,590	9,528	15,222	37,337	75,940	14,881	20,541
Depreciation, depletion and amortisation	(2,222)	(2,541)	(1,244)	(1,474)	(541)	(629)	(3,140)	(3,048)	(1,085)	(1,094)
Interest income	118	124	27	32	291	94	17	58	183	171
Interest expense	(535)	(597)	(16)	(26)	(20)	(265)	(1,136)	(1,470)	(131)	(134)
Profit/(loss) before taxation	520	964	1,518	2,314	2,304	3,320	(7,193)	(1,292)	954	2,178
Tax expense	(87)	(197)	(379)	(579)	(378)	(708)	1,057	(8)	(236)	(533)
Profit/(loss) for the year	433	767	1,139	1,735	1,926	2,612	(6,136)	(1,300)	718	1,645
Other comprehensive loss	–	–	–	–	(3,368)	(1,105)	(584)	(261)	–	–
Total comprehensive income/(loss)	433	767	1,139	1,735	(1,442)	1,507	(6,720)	(1,561)	718	1,645
Dividends declared by joint ventures	300	1,400	691	1,224	–	–	–	–	–	1,750
Share of net profit/(loss) from joint ventures	217	384	456	694	911	1,235	(2,301)	(488)	359	823
Share of other comprehensive loss from joint ventures (i)	–	–	–	–	(1,593)	(522)	(219)	(98)	–	–

The share of profit and other comprehensive income for the year ended 31 December 2020 in all individually immaterial joint ventures accounted for using equity method in aggregate was RMB 993 million (2019: RMB 1,737 million) and RMB 808 million (2019: other comprehensive loss RMB 168 million) respectively. As at 31 December 2020, the carrying amount of all individually immaterial joint ventures accounted for using equity method in aggregate was RMB 26,099 million (2019: RMB 25,530 million).

Note:

(i)	Including foreign currency translation differences.

23   LONG-TERM PREPAYMENTS AND OTHER ASSETS

	31 December	31 December
	2020	2019
	RMB million	RMB million
Operating rights of service stations	31,856	34,013
Long-term receivables from and prepayment to Sinopec Group Company and fellow subsidiaries	2,801	1,562
Prepayments for construction projects to third parties	5,861	3,926
Others (i)	33,971	25,936
	74,489	65,437

Note:

(i)	Others mainly comprise time deposits with terms of three years, catalyst expenditures and improvement expenditures of property, plant and equipment.

The cost of operating rights of service stations is charged to expense on a straight-line basis over the respective periods of the rights. The movement of operating rights of service stations is as follows:

	2020	2019
	RMB million	RMB million
Operating rights of service stations
Cost:
Balance at 1 January	53,549	52,216
Additions	493	1,494
Decreases	(475)	(161)
Balance at 31 December	53,567	53,549
Accumulated amortisation:
Balance at 1 January	19,536	17,282
Additions	2,365	2,357
Decreases	(190)	(103)
Balance at 31 December	21,711	19,536
Net book value at 31 December	31,856	34,013

24   DERIVATIVE FINANCIAL ASSETS AND DERIVATIVE FINANCIAL LIABILITIES

Derivative financial assets and derivative financial liabilities of the Group are primarily commodity futures and swaps contracts. See Note 43.

25   TRADE ACCOUNTS RECEIVABLE

	31 December	31 December
	2020	2019
	RMB million	RMB million
Amounts due from third parties	22,536	43,735
Amounts due from Sinopec Group Company and fellow subsidiaries	12,120	6,062
Amounts due from associates and joint ventures	4,791	6,426
	39,447	56,223
Less: Impairment losses for bad and doubtful debts	(3,860)	(1,848)
	35,587	54,375

The ageing analysis of trade accounts receivable (net of impairment losses for bad and doubtful debts) is as follows:

	31 December	31 December
	2020	2019
	RMB million	RMB million
Within one year	34,509	54,027
Between one and two years	931	190
Between two and three years	64	64
Over three years	83	94
	35,587	54,375

Impairment losses for bad and doubtful debts are analysed as follows:

	2020	2019
	RMB million	RMB million
Balance at 1 January	1,848	606
Provision for the year	2,173	1,566
Written back for the year	(68)	(283)
Written off for the year	(23)	(41)
Others	(70)	–
Balance at 31 December	3,860	1,848

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

Trade accounts receivable (net of impairment losses for bad and doubtful debts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default.

Information about the impairment of trade accounts receivable and the Group’s exposure to credit risk can be found in Note 43.

26   FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	31 December	31 December
	2020	2019
	RMB million	RMB million
Non-current assets
Unlisted equity instruments	1,376	1,431
Listed equity instruments	149	90
Current assets
Trade accounts receivable and bills receivable (i)	8,735	8,661
	10,260	10,182

Note:

(i)
As at 31 December 2020 and 2019, bills receivable and certain trade accounts receivable were classified as financial assets at FVOCI, as the Group’s business model is achieved both by collecting contractual cash flows and selling of these assets.

27   INVENTORIES

	31 December	31 December
	2020	2019
	RMB million	RMB million
Crude oil and other raw materials	60,155	89,908
Work in progress	13,053	12,687
Finished goods	78,415	91,554
Spare parts and consumables	3,372	2,578
	154,995	196,727
Less: Allowance for diminution in value of inventories	(3,100)	(2,585)
	151,895	194,142

The cost of inventories recognised as an expense in the consolidated income statement amounted to RMB 1,659,355 million for the year ended 31 December 2020 (2019: RMB 2,441,380 million). It includes the write-down of inventories of RMB 11,689 million mainly related to crude oil and finished goods (2019: RMB 1,616 million mainly related to finished goods).

28   PREPAID EXPENSES AND OTHER CURRENT ASSETS

	31 December	31 December
	2020	2019
	RMB million	RMB million
Receivables	34,974	25,669
Advances to suppliers	4,862	5,063
Value-added input tax to be deducted	18,625	25,313
Prepaid income tax	131	1,879
	58,592	57,924

29   DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities before offset are attributable to the items detailed in the table below:

	Deferred tax assets		Deferred tax liabilities
	31 December	31 December	31 December	31 December
	2020	2019	2020	2019
	RMB million	RMB million	RMB million	RMB million
Receivables and inventories	2,411	2,546	–	–
Payables	1,286	1,142	–	–
Cash flow hedges	1,790	116	(4,420)	(384)
Property, plant and equipment	15,793	16,463	(13,415)	(12,317)
Tax losses carried forward	13,322	3,594	–	–
Financial assets at fair value through other comprehensive income	127	131	(11)	(7)
Intangible assets	869	595	(517)	(508)
Others	371	318	(676)	(882)
Deferred tax assets/(liabilities)	35,969	24,905	(19,039)	(14,098)

The consolidated elimination amount between deferred tax assets and liabilities are as follows:

	31 December	31 December
	2020	2019
	RMB million	RMB million
Deferred tax assets	10,915	7,289
Deferred tax liabilities	10,915	7,289

Deferred tax assets and liabilities after the consolidated elimination adjustments are as follows:

	31 December	31 December
	2020	2019
	RMB million	RMB million
Deferred tax assets	25,054	17,616
Deferred tax liabilities	8,124	6,809

As at 31 December 2020, certain subsidiaries of the Company did not recognise deferred tax of deductible loss carried forward of RMB 17,718 million (2019: RMB 16,605 million), of which RMB 4,349 million (2019: RMB 1,992 million) was incurred for the year ended 31 December 2020, because it was not probable that the future taxable profits will be realised. These deductible losses carried forward of RMB 3,089 million, RMB 5,938 million, RMB 2,356 million, RMB 1,986 million and RMB 4,349 million will expire in 2021, 2022, 2023, 2024, 2025 and after, respectively.

Periodically, management performed assessment on the probability that future taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have sufficient future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur. During the year ended 31 December 2020, write-down of deferred tax assets amounted to RMB 75 million (2019: RMB 189 million) (Note 11).

29   DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

Movements in the deferred tax assets and liabilities are as follows:

	Balance at 1 January 2019	Recognised in consolidated income statement	Recognised in other comprehensive income	Others	Transferred from reserve	Balance at 31 December 2019
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Receivables and inventories	2,563	(17)	–	–	–	2,546
Payables	1,808	(667)	–	1	–	1,142
Cash flow hedges	1,104	73	(1,195)	–	(250)	(268)
Property, plant and equipment	6,761	(2,575)	(39)	(1)	–	4,146
Tax losses carried forward	3,709	(151)	38	(2)	–	3,594
Financial assets at fair value through other comprehensive income	116	–	8	–	–	124
Intangible assets	(61)	148	–	–	–	87
Others	(254)	(196)	(49)	(65)	–	(564)
Net deferred tax assets/(liabilities)	15,746	(3,385)	(1,237)	(67)	(250)	10,807

	Balance at 1 January 2020	Recognised in consolidated income statement	Recognised in other comprehensive income	Others	Transferred from reserve	Balance at 31 December 2020
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Receivables and inventories	2,546	(122)	(12)	(1)	–	2,411
Payables	1,142	144	–	–	–	1,286
Cash flow hedges	(268)	(42)	(2,316)	–	(4)	(2,630)
Property, plant and equipment	4,146	(2,244)	127	349	–	2,378
Tax losses carried forward	3,594	9,960	(84)	(148)	–	13,322
Financial assets at fair value through other comprehensive income	124	(4)	(4)	–	–	116
Intangible assets	87	19	–	246	–	352
Others	(564)	162	24	73	–	(305)
Net deferred tax assets/(liabilities)	10,807	7,873	(2,265)	519	(4)	16,930

30   SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES

Short-term debts represent:

	31 December	31 December
	2020	2019
	RMB million	RMB million
Third parties’ debts
Short-term bank loans	16,111	25,709
RMB denominated	16,111	25,619
US Dollar (“USD”) denominated	–	90
Short-term other loans	3	22
RMB denominated	3	22
Current portion of long-term bank loans	4,637	1,790
RMB denominated	4,613	1,765
USD denominated	24	25
Current portion of long-term corporate bonds	–	13,000
RMB denominated	–	13,000
	4,637	14,790
Corporate bonds (i)	3,018	–

RMB denominated	3,018	–
	23,769	40,521
Loans from Sinopec Group Company and fellow subsidiaries
Short-term loans	4,642	5,465
RMB denominated	1,141	2,709
USD denominated	3,298	2,236
Hong Kong Dollar (“HKD”) denominated	31	495
European Dollar (“EUR”) denominated	172	25
Current portion of long-term loans	622	37,824
RMB denominated	622	37,824

	5,264	43,289
	29,033	83,810

The Group’s weighted average interest rates on short-term loans were 2.53% (2019: 3.11%) per annum at 31 December 2020. The above borrowings are unsecured.

30   SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (CONTINUED)

Long-term debts represent:

	Interest rate and final maturity	31 December	31 December
		2020	2019
		RMB million	RMB million
Third parties’ debts
Long-term bank loans
RMB denominated	Interest rates ranging from 1.08% to 5.23% per annum at 31 December 2020 with maturities through 2030	38,226	31,714
USD denominated	Interest rates at 1.55% per annum at 31 December 2020 with maturities through 2039	92	127
		38,318	31,841
Corporate bonds (ii)
RMB denominated	Fixed interest rates ranging from 2.20% to 4.90% per annum at 31 December 2020 with maturity through 2023	26,977	20,000
USD denominated	Fixed interest rates ranging from 3.13% to 4.25% per annum at 31 December 2020 with maturities through 2043	11,379	12,157

		38,356	32,157
Total third parties’ long-term debts		76,674	63,998
Less: Current portion		(4,637)	(14,790)
		72,037	49,208
Long-term loans from Sinopec Group Company and fellow subsidiaries
RMB denominated	Interest rates ranging from 1.08% to 5.23% per annum at 31 December 2020 with maturities through 2036	11,013	47,450
USD denominated	Interest rates at 1.60% per annum at 31 December 2020 with maturities in 2027	1,387	–
Less: Current portion		(622)	(37,824)

		11,778	9,626
		83,815	58,834

Short-term and long-term bank loans, short-term other loans and loans from Sinopec Group Company and fellow subsidiaries are primarily unsecured and carried at amortised cost.

Notes:

(i)
The Company issued Super & Short-term Commercial Paper on 20 August 2020 at par value of RMB 100, and the interest will be paid at its maturity. The total issued amount of the 169-day corporate bonds is RMB 3 billion with a fixed rate at 1.70% per annum.

(ii)
The Company issued corporate bonds with a maturity of three years on 31 March 2020 at par value of RMB 100. The total issued amount of the corporate bonds is RMB 10 billion. The corporate bonds adopt a simple interest rate on an annual basis with a fixed rate at 2.70% per annum and the interest is paid once a year.

The Company issued corporate bonds with a maturity of three years on 27 May 2020 at par value of RMB 100. The total issued amount of the corporate bonds is RMB 10 billion. The corporate bonds adopt a simple interest rate on an annual basis with a fixed rate at 2.20% per annum and the interest is paid once a year.

These corporate bonds are carried at amortised cost.

31   LEASE LIABILITIES

	31 December	31 December
	2020	2019
	RMB million	RMB million
Lease liabilities
Current	15,292	15,198
Non-current	172,306	177,674
	187,598	192,872

32   TRADE ACCOUNTS PAYABLE AND BILLS PAYABLE

	31 December	31 December
	2020	2019
	RMB million	RMB million
Amounts due to third parties	132,136	166,830
Amounts due to Sinopec Group Company and fellow subsidiaries	11,384	11,251
Amounts due to associates and joint ventures	7,742	10,108
	151,262	188,189
Bills payable	10,394	11,834
Trade accounts payable and bills payable measured at amortised cost	161,656	200,023

The ageing analysis of trade accounts payable and bills payable is as follows:

	31 December	31 December
	2020	2019
	RMB million	RMB million
Within 1 month or on demand	146,295	185,377
Between 1 month and 6 months	9,665	8,981
Over 6 months	5,696	5,665
	161,656	200,023

33   CONTRACT LIABILITIES

As at 31 December 2020 and 2019, the Group’s contract liabilities primarily represent advances from customers. Related performance obligations are satisfied and revenue is recognised within one year.

34   OTHER PAYABLES

	31 December	31 December
	2020	2019
	RMB million	RMB million
Salaries and welfare payable	7,081	4,807
Interest payable	667	612
Payables for constructions	41,724	50,824
Other payables	58,908	25,618
Financial liabilities carried at amortised costs	108,380	81,861
Taxes other than income tax	70,257	66,257
	178,637	148,118

35   PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has mainly committed to the PRC government to establish certain standardised measures for the dismantlement of its oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its oil and gas properties.

Movement of provision of the Group’s obligations for the dismantlement of its oil and gas properties is as follow:

	2020	2019
	RMB million	RMB million
Balance at 1 January	42,438	42,007
Provision for the year	1,563	1,408
Accretion expenses	1,343	1,418
Decrease for the year	(1,490)	(2,439)
Exchange adjustments	(141)	44
Balance at 31 December	43,713	42,438

36   SHARE CAPITAL

	31 December	31 December
	2020	2019
	RMB million	RMB million
Registered, issued and fully paid
95,557,771,046 listed A shares (2019: 95,557,771,046) of RMB 1.00 each	95,558	95,558
25,513,438,600 listed H shares (2019: 25,513,438,600) of RMB 1.00 each	25,513	25,513
	121,071	121,071

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities transferred to the Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB 1.00 each and offer not more than 19.5 billion shares with a par value of RMB 1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each, representing 12,521,864,000 H shares and 25,805,750 American Depositary Shares (“ADSs”, each representing 100 H shares), at prices of HKD 1.59 per H share and USD 20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 1,678,049,000 state-owned ordinary shares of RMB 1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong and overseas investors.

In July 2001, the Company issued 2.8 billion listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

During the year ended 31 December 2010, the Company issued 88,774 listed A shares with a par value of RMB 1.00 each, as a result of exercise of 188,292 warrants entitled to the Bonds with Warrants.

During the year ended 31 December 2011, the Company issued 34,662 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2012, the Company issued 117,724,450 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

On 14 February 2013, the Company issued 2,845,234,000 listed H shares (“the Placing”) with a par value of RMB 1.00 each at the Placing Price of HKD 8.45 per share. The aggregate gross proceeds from the Placing amounted to approximately HKD 24,042,227,300.00 and the aggregate net proceeds (after deduction of the commissions and estimated expenses) amounted to approximately HKD 23,970,100,618.00.

In June 2013, the Company issued 21,011,962,225 listed A shares and 5,887,716,600 listed H shares as a result of bonus issues of 2 shares converted from the retained earnings, and 1 share transferred from the share premium for every 10 existing shares.

During the year ended 31 December 2013, the Company issued 114,076 listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2014, the Company issued 1,715,081,853 listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2015, the Company issued 2,790,814,006 listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

All A shares and H shares rank pari passu in all material aspects.

Capital management

Management optimises the structure of the Group’s capital, which comprises of equity, debts and bonds. In order to maintain or adjust the capital structure of the Group, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans and bonds. Management monitors capital on the basis of the debt-to-capital ratio, which is calculated by dividing long-term loans (excluding current portion) and debentures payable, including long-term debts and loans from Sinopec Group Company and fellow subsidiaries, by the total of equity attributable to shareholders of the Company and long-term loans (excluding current portion) and debentures payable, and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the Group’s operating and investment needs and the changes of market conditions, and to maintain the debt-to-capital ratio and the liability-to-asset ratio of the Group at a range considered reasonable. As at 31 December 2020, the debt-to-capital ratio and the liability-to-asset ratio of the Group were 10.2% (2019: 7.4%) and 49.1% (2019: 50.2%), respectively.

The schedule of the contractual maturities of loans and commitments are disclosed in Notes 30 and 37, respectively.

There were no changes in the management’s approach to capital management of the Group during the year. Neither the Company nor any of its subsidiaries is subject to externally imposed capital requirements.

37   COMMITMENTS AND CONTINGENT LIABILITIES

Capital commitments

At 31 December 2020 and 2019, capital commitments of the Group are as follows:

	31 December	31 December
	2020	2019
	RMB million	RMB million
Authorised and contracted for (i)	171,335	138,088
Authorised but not contracted for	33,942	63,967
	205,277	202,055
These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots and investment commitments.

Note:

(i)	The investment commitments of the Group is RMB 13,172 million (2019: RMB 6,100 million).

Commitments to joint ventures

Pursuant to certain of the joint venture agreements entered into by the Group, the Group is obliged to purchase products from the joint ventures based on market prices.

Exploration and production licenses

Exploration licenses for exploration activities are registered with the Ministry of Natural Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Natural Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Natural Resources annually which are expensed. Expenses recognised were approximately RMB 231 million for the year ended 31 December 2020 (2019: RMB 179 million).

Estimated future annual payments are as follows:

	31 December	31 December
	2020	2019
	RMB million	RMB million
Within one year	390	302
Between one and two years	99	69
Between two and three years	66	34
Between three and four years	63	30
Between four and five years	56	29
Thereafter	824	845
	1,498	1,309

Contingent liabilities

At 31 December 2020 and 2019, the guarantees by the Group in respect of facilities granted to the parties below are as follows:

	31 December	31 December
	2020	2019
	RMB million	RMB million
Joint ventures	6,390	7,100
Associates (ii)	8,450	10,140
	14,840	17,240

Management monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss will occur, and recognises any such losses under guarantees when those losses are reliably estimable. At 31 December 2020 and 2019, the Group estimates that there is no need to pay for the guarantees. Thus no liability has been accrued for a loss related to the Group’s obligation under these guarantee arrangements.

Note:

(ii)
The Group provided a guarantee in respect to standby credit facilities granted to Zhongtian Synergetic Energy by banks amount to RMB 17,050 million. As at 31 December 2020, the amount withdrawn by Zhongtian Synergetic Energy and guaranteed by the Group was RMB 8,450 million (2019: RMB 10,140 million).

37   COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect management’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include (i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas,whether operating, closed or sold, (ii) the extent of required cleanup efforts, (iii) varying costs of alternative remediation strategies, (iv) changes in environmental remediation requirements, and (v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material.

The Group paid normal routine pollutant discharge fees of approximately RMB 11,362 million in the consolidated financial statements for the year ended 31 December 2020 (2019: RMB 9,271 million).

Legal contingencies

The Group is defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

38   BUSINESS COMBINATION

Pursuant to the resolution passed at the Directors’ meeting on 28 October 2020, the Company entered into an Agreement with Sinopec Assets Management Corporation (“SAMC”) in relation to the formation of Sinopec Baling Petrochemical Co. Ltd (“Baling Petrochemical”). According to the Agreement, the Company and SAMC subscribed capital contribution with the business of Baling area respectively and some cash. After the capital injection, the Company remained to hold 55% of Baling Petrochemical’s voting rights and was still able to control Baling Petrochemical.

As Sinopec Group Company controls both the Company and SAMC, the transaction described above between Sinopec and SAMC has been accounted as business combination under common control. Accordingly, the assets and liabilities of which SAMC subscribed have been accounted for at historical cost, and the consolidated financial statements of the Group prior to these acquisitions have been restated to include the results of operation and the assets and liabilities of Baling Branch of SAMC on a combined basis.

Baling Petrochemical is mainly engaged in the production and sales of petrochemicals, chemical fibers, fertilizers, fine chemical products and other chemical products.

The financial condition as at 31 December 2019 and the results of operation for the year ended 31 December 2019 previously reported by the Group have been restated, as set out below:

	The Group, as	Baling	Elimination	The Group,
	previously	Branch	and	as restated
	reported	of SAMC	Adjustment*
	RMB million	RMB million	RMB million	RMB million
Summarised consolidated income statement for the year ended 31 December 2019:
Turnover and other operating revenues	2,966,193	16,906	(23,300)	2,959,799
Profit attributable to shareholders of the Company	57,465	50	(22)	57,493
Profit attributable to non-controlling interests	14,568	–	22	14,590
Basic earnings per share (RMB)	0.475	0.0004	–	0.475
Diluted earnings per share (RMB)	0.475	0.0004	–	0.475
Summarised consolidated balance sheet as at 31 December 2019:
Current assets	445,856	2,097	(643)	447,310
Total assets	1,755,071	5,858	(643)	1,760,286
Current liabilities	576,374	4,247	(643)	579,978
Total liabilities	879,236	4,389	(643)	882,982
Total equity attributable to shareholders of the Company	738,150	1,448	(652)	738,946
Non-controlling interests	137,685	21	652	138,358
Summarised consolidated statement of cash flows for the year ended 31 December 2019:
Net cash generated from operating activities	153,420	199	–	153,619
Net cash used in investing activities	(120,463)	(588)	–	(121,051)
Net cash (used in)/generated from financing activities	(84,713)	509	–	(84,204)
Net (decrease)/increase in cash and cash equivalents	(51,756)	120	–	(51,636)

At the completion date, the non-controlling interests amount to RMB 972 million was recognised in relation to SAMC’s 45% interest in Baling Branch of the Company.

39   RELATED PARTY TRANSACTIONS

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control or jointly control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to control or common control. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures

The Group is part of a larger group of companies under Sinopec Group Company, which is controlled by the PRC government, and has significant transactions and relationships with Sinopec Group Company and fellow subsidiaries. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures, which were carried out in the ordinary course of business are as follows:

	Note	2020	2019
		RMB million	RMB million
Sales of goods	(i)	233,283	285,853
Purchases	(ii)	158,963	189,914
Transportation and storage	(iii)	8,848	8,206
Exploration and development services	(iv)	31,444	33,310
Production related services	(v)	32,106	38,827
Ancillary and social services	(vi)	3,099	3,098
Agency commission income	(vii)	160	116
Interest income	(viii)	704	1,066
Interest expense	(ix)	919	1,334
Net deposits (placed with)/withdrawn from related parties	(viii)	(17,585)	5,230
Net funds (repaid to)/obtained from related parties	(x)	(31,144)	3,438

The amounts set out in the table above in respect of the year ended 31 December 2020 and 2019 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

Included in the transactions disclosed above, for the year ended 31 December 2020 are: a) purchases by the Group from Sinopec Group Company and fellow subsidiaries amounting to RMB 150,239 million (2019: RMB 151,851 million) comprising purchases of products and services (i.e. procurement, transportation and storage, exploration and development services and production related services) of RMB 134,359 million (2019: RMB 135,198 million), ancillary and social services provided by Sinopec Group Company and fellow subsidiaries of RMB 3,099 million (2019: RMB 3,097 million), lease charges for land, buildings and others paid by the Group of RMB 11,086 million, RMB 565 million and RMB 211 million (2019: RMB 11,330 million, RMB 509 million and RMB 383 million), respectively and interest expenses of RMB 919 million (2019: RMB 1,334 million); and b) sales by the Group to Sinopec Group Company and fellow subsidiaries amounting to RMB 71,862 million (2019: RMB 64,774 million), comprising RMB 71,075 million (2019: RMB 63,686 million) for sales of goods, RMB 704 million (2019: RMB 1,066 million) for interest income and RMB 83 million (2019: RMB 22 million) for agency commission income.

For the year ended 31 December 2020, no individually significant right-of-use assets were leased from Sinopec Group Company and fellow subsidiaries, associates and joint ventures by the Group. The interest expense recognised for the year ended 31 December 2020 on lease liabilities in respect of amounts due to Sinopec Group Company and fellow subsidiaries, associates and joint ventures was RMB 8,160 million (2019: RMB 8,518 million).

For the year ended 31 December 2020, the amount of rental the Group paid to Sinopec Group Company and fellow subsidiaries, associates and joint ventures for land, buildings and others are RMB 11,090 million, RMB 571 million and RMB 330 million (2019: RMB 11,333 million, RMB 518 million and RMB 468 million).

As at 31 December 2020 and 2019, there was no guarantee given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, except for the guarantees disclosed in Note 37. Guarantees given to banks by the Group in respect of banking facilities to associates and joint ventures are disclosed in Note 37.

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the independent non-executive directors.

39   RELATED PARTY TRANSACTIONS (CONTINUED)

(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures (Continued)

Notes:

(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of materials and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii)	Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

(iv)	Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, firefighting, security, product quality testing and analysis, information technology, design and engineering, construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management, environmental protection and management services.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, and property maintenance.

(vii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(viii)
Interest income represents interest received from deposits placed with Sinopec Finance and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits at 31 December 2020 was RMB 53,417 million (2019: RMB 35,832 million).

(ix)	Interest expense represents interest charges on the loans obtained from Sinopec Group Company and fellow subsidiaries.

(x)	The Group obtained loans, discounted bills and others from Sinopec Group Company and fellow subsidiaries.

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the year ended 31 December 2020. The terms of these agreements are summarised as follows:

‧
The Company has entered into a non-exclusive “Agreement for Mutual Provision of Products and Ancillary Services” (“Mutual Provision Agreement”) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

(1)	the government-prescribed price;

(2)	where there is no government-prescribed price, the government-guidance price;

(3)	where there is neither a government-prescribed price nor a government-guidance price, the market price; or

(4)	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

‧
The Company has entered into a non-exclusive “Agreement for Provision of Cultural and Educational, Health Care and Community Services” with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as described in the above Mutual Provision Agreement.

‧
The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain lands and buildings effective on 1 January 2000. The lease term is 40 or 50 years for lands and 20 years for buildings, respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land. The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party.

‧
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

‧
The Company has entered into a service stations franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

39   RELATED PARTY TRANSACTIONS (CONTINUED)

(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures (Continued)

‧
On the basis of a series of continuing connected transaction agreements signed in 2000, the Company and Sinopec Group Company have signed the Fifth Supplementary Agreement and the Fourth Revised Memorandum of land use rights leasing contract on 24 August 2018, which took effect on 1 January 2019 and made adjustment to “Mutual Supply Agreement”, “Agreement for Provision of Cultural and Educational, Health Care and Community Services”, “Buildings Leasing Contract”, “Intellectual Property Contract” and “Land Use Rights Leasing Contract”, etc.

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures included in the following accounts captions are summarised as follows:

	31 December	31 December
	2020	2019
	RMB million	RMB million
Trade accounts receivable	16,896	12,470
Financial assets at fair value through other comprehensive income	760	407
Prepaid expenses and other current assets	19,305	12,771
Long-term prepayments and other assets	6,435	734
Total	43,396	26,382
Trade accounts payable and bills payable	22,805	25,177
Contract liabilities	5,940	4,456
Other payables	12,116	18,793
Other long-term liabilities	3,010	–
Short-term loans and current portion of long-term loans from Sinopec Group Company and fellow subsidiaries	5,264	43,289
Long-term loans excluding current portion from Sinopec Group Company and fellow subsidiaries	11,778	9,626
Lease liabilities (including to be paid within one year)	162,048	171,402
Total	222,961	272,743

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 30.

As at and for the year ended 31 December 2020, and as at and for the year ended 31 December 2019, no individually significant impairment losses for bad and doubtful debts were recognised in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and joint ventures.

(b)	Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensation is as follows:

	2020	2019
	RMB’000	RMB’000
Short-term employee benefits	5,753	9,209
Retirement scheme contributions	342	536
	6,095	9,745

(c)	Contributions to defined contribution retirement plans

The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The details of the Group’s employee benefits plan are disclosed in Note 40. As at 31 December 2020 and 2019, the accrual for the contribution to post-employment benefit plans was not material.

39   RELATED PARTY TRANSACTIONS (CONTINUED)

(d)	Transactions with other state-controlled entities in the PRC

The Group is a state-controlled energy and chemical enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through its government authorities, agencies, affiliations and other organisations (collectively referred as “state-controlled entities”).

Apart from transactions with Sinopec Group Company and fellow subsidiaries, the Group has transactions with other state-controlled entities, include but not limited to the followings:

‧	sales and purchases of goods and ancillary materials;

‧	rendering and receiving services;

‧	lease of assets;

‧	depositing and borrowing money; and

‧	uses of public utilities.

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state-controlled.

40   EMPLOYEE BENEFITS PLAN

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 13.0% to 16.0% of the salaries, bonuses and certain allowances of its staff. In addition, the Group provides a supplementary retirement plan for its staff at rates not exceeding 8% of the salaries. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group’s contributions for the year ended 31 December 2020 were RMB 8,804 million (2019: RMB 11,822 million).

41   SEGMENT REPORTING

Segment information is presented in respect of the Group’s business segments. The format is based on the Group’s management and internal reporting structure.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

(i)	Exploration and production, which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining, which processes and purifies crude oil, that is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution, which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

(iv)	Chemicals, which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products mainly to external customers.

(v)	Corporate and others, which largely comprises the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and corporate and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

41   SEGMENT REPORTING (CONTINUED)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities

The Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating profit basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on the market price or cost plus an appropriate margin, as specified by the Group’s policy.

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Segment assets include all tangible and intangible assets, except for interest in associates and joint ventures, investments, deferred tax assets, cash and cash equivalents, time deposits with financial institutions and other unallocated assets. Segment liabilities exclude short-term debts, income tax payable, long-term debts, loans from Sinopec Group Company and fellow subsidiaries, deferred tax liabilities and other unallocated liabilities.

Information of the Group’s reportable segments is as follows:

	2020	2019
	RMB million	RMB million
Turnover
Exploration and production
External sales	104,524	111,114
Inter-segment sales	57,513	89,315
	162,037	200,429
Refining
External sales	114,064	141,674
Inter-segment sales	825,812	1,077,018
	939,876	1,218,692
Marketing and distribution
External sales	1,062,447	1,393,557
Inter-segment sales	4,854	4,159
	1,067,301	1,397,716
Chemicals
External sales	322,121	428,830
Inter-segment sales	40,518	78,165
	362,639	506,995
Corporate and others
External sales	458,154	824,507
Inter-segment sales	430,073	654,337
	888,227	1,478,844

Elimination of Inter-segment sales	(1,370,624)	(1,902,994)
Turnover	2,049,456	2,899,682
Other operating revenues
Exploration and production	5,718	10,283
Refining	4,634	5,464
Marketing and distribution	34,905	33,247
Chemicals	9,215	9,273
Corporate and others	2,056	1,850

Other operating revenues	56,528	60,117
Turnover and other operating revenues	2,105,984	2,959,799

41   SEGMENT REPORTING (CONTINUED)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	2020	2019
	RMB million	RMB million
Result
Operating (loss)/profit
By segment
– Exploration and production	(16,476)	9,284
– Refining	(5,555)	30,632
– Marketing and distribution	20,828	29,107
– Chemicals	10,372	17,327
– Corporate and others	(393)	64
– Elimination	4,417	(40)
Total segment operating profit	13,193	86,374
Share of profit/(loss) from associates and joint ventures
– Exploration and production	2,117	3,167
– Refining	(2,516)	(640)
– Marketing and distribution	2,200	3,309
– Chemicals	1,723	4,611
– Corporate and others	3,188	2,330
Aggregate share of profits from associates and joint ventures	6,712	12,777
Investment income/(loss)
– Exploration and production	13,118	(19)
– Refining	14,941	59
– Marketing and distribution	8,980	73
– Chemicals	(61)	578
– Corporate and others	766	228
Aggregate investment income	37,744	919

Net finance costs	(9,506)	(10,048)
Profit before taxation	48,143	90,022

	31 December	31 December
	2020	2019
	RMB million	RMB million
Assets
Segment assets
– Exploration and production	354,024	410,950
– Refining	270,431	321,080
– Marketing and distribution	373,430	399,242
– Chemicals	186,033	180,974
– Corporate and others	118,458	131,686
Total segment assets	1,302,376	1,443,932
Interest in associates and joint ventures	188,342	152,204
Financial assets at fair value through other comprehensive income	1,525	1,521
Deferred tax assets	25,054	17,616
Cash and cash equivalents, time deposits with financial institutions	188,057	128,052
Other unallocated assets	28,451	16,961
Total assets	1,733,805	1,760,286
Liabilities
Segment liabilities
– Exploration and production	163,588	167,933
– Refining	136,869	122,264
– Marketing and distribution	234,309	226,531
– Chemicals	49,497	58,066
– Corporate and others	119,215	137,881
Total segment liabilities	703,478	712,675
Short-term debts	23,769	40,521
Income tax payable	6,586	3,267
Long-term debts	72,037	49,208
Loans from Sinopec Group Company and fellow subsidiaries	17,042	52,915
Deferred tax liabilities	8,124	6,809
Other unallocated liabilities	19,911	17,587
Total liabilities	850,947	882,982

41   SEGMENT REPORTING (CONTINUED)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	2020	2019
	RMB million	RMB million
Capital expenditure
Exploration and production	56,416	61,739
Refining	24,722	31,372
Marketing and distribution	25,403	29,566
Chemicals	26,202	22,438
Corporate and others	2,312	1,979
	135,055	147,094
Depreciation, depletion and amortisation
Exploration and production	46,273	50,732
Refining	20,048	19,676
Marketing and distribution	23,196	21,572
Chemicals	14,376	14,326
Corporate and others	3,072	2,866
	106,965	109,172
Impairment losses on long-lived assets
Exploration and production	8,495	3
Refining	1,923	245
Marketing and distribution	536	80
Chemicals	3,606	17
Corporate and others	–	–
	14,560	345

(2)    Geographical information

The following tables set out information about the geographical information of the Group’s external sales and the Group’s non-current assets, excluding financial instruments and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	2020	2019
	RMB million	RMB million
External sales
Mainland China	1,721,955	2,124,684
Singapore	215,846	505,672
Others	168,183	329,443
	2,105,984	2,959,799

	31 December	31 December
	2020	2019
	RMB million	RMB million
Non-current assets
Mainland China	1,211,441	1,239,437
Others	36,782	52,705
	1,248,223	1,292,142

42   PRINCIPAL SUBSIDIARIES

As at 31 December 2020, the following list contains the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group.

Name of company	Particulars of issued capital (million)	Interests held by the Company %	Interests held by non-controlling interests %	Principal activities
Sinopec Great Wall Energy & Chemical Company Limited	RMB 22,761	100.00	–	Coal chemical industry investment management, production and sale of coal chemical products
Sinopec Yangzi Petrochemical Company Limited	RMB 15,651	100.00	–	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Overseas Investment Holding Limited (“SOIH”)	USD1,662	100.00	–	Investment holding of overseas business
Sinopec International Petroleum Exploration and Production Limited (“SIPL”)	RMB 8,250	100.00	–	Investment in exploration, production and sale of petroleum and natural gas
Sinopec Yizheng Chemical Fibre Limited Liability Company	RMB 4,000	100.00	–	Production and sale of polyester chips and polyester fibres
Sinopec Lubricant Company Limited	RMB 3,374	100.00	–	Production and sale of refined petroleum products, lubricant base oil, and petrochemical materials
China International United Petroleum and Chemical Company Limited	RMB 5,000	100.00	–	Trading of crude oil and petrochemical products
Sinopec Qingdao Petrochemical Company Limited	RMB 1,595	100.00	–	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Catalyst Company Limited	RMB 1,500	100.00	–	Production and sale of catalyst products
China Petrochemical International Company Limited	RMB 1,400	100.00	–	Trading of petrochemical products
Sinopec Chemical Sales Company Limited	RMB 1,000	100.00	–	Marketing and distribution of petrochemical products
Sinopec Beihai Refining and Chemical Limited Liability Company	RMB 5,294	98.98	1.02	Import and processing of crude oil, production, storage and sale of petroleum products and petrochemical products
ZhongKe (Guangdong) Refinery & Petrochemical Company Limited	RMB 6,397	90.30	9.70	Crude oil processing and petroleum products manufacturing
Sinopec Qingdao Refining and Chemical Company Limited	RMB 5,000	85.00	15.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Hainan Refining and Chemical Company Limited	RMB 9,606	75.00	25.00	Manufacturing of intermediate petrochemical products and petroleum products
Marketing Company	RMB 28,403	70.42	29.58	Marketing and distribution of refined petroleum products
Shanghai SECCO	RMB 7,801	67.60	32.40	Production and sale of petrochemical products
Sinopec Kantons Holdings Limited (“Sinopec Kantons”)	HKD248	60.33	39.67	Provision of crude oil jetty services and natural gas pipeline transmission services
Sinopec-SK (Wuhan) Petrochemical Company Limited (“Sinopec-SK”)	RMB 7,193	59.00	41.00	Production, sale, research and development of petrochemical products, ethylene and downstream byproducts
Gaoqiao Petrochemical Company Limited	RMB 10,000	55.00	45.00	Manufacturing of intermediate petrochemical products and petroleum products
Baling Petrochemical (i)	RMB 3,000	55.00	45.00	Crude oil processing and petroleum products manufacturing
Sinopec Shanghai Petrochemical Company Limited (“Shanghai Petrochemical”)	RMB 10,824	50.44	49.56	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products
Fujian Petrochemical Company Limited (“Fujian Petrochemical”) (ii)	RMB 10,492	50.00	50.00	Manufacturing of plastics, intermediate petrochemical products and petroleum products

Except for Sinopec Kantons and SOIH, which are incorporated in Bermuda and Hong Kong SAR respectively, all of the above principal subsidiaries are incorporated and operate their businesses principally in the PRC. All of the above principal subsidiaries are limited companies.

The Group entered into an Agreement on transferring equity interests in the relevant oil and pipeline companies with PipeChina, which included 100% equity of Sinopec Pipeline Storage & Transportation Company Limited. See Note 10.

Notes:

(i)	See Note 38.

(ii)
The Group consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

42   PRINCIPAL SUBSIDIARIES (CONTINUED)

Summarised financial information on subsidiaries with material non-controlling interests

Set out below are the summarised financial information which the amount before inter-company eliminations for each subsidiary that has non-controlling interests that are material to the Group.

Summarised consolidated balance sheet

	Marketing Company		SIPL		Shanghai Petrochemical		Fujian Petrochemical		Sinopec Kantons		Shanghai SECCO		Sinopec-SK
	At	At	At	At	At	At	At	At	At	At	At	At	At	At
	31 December	31 December	31 December	31 December	31 December	31 December	31 December	31 December	31 December	31 December	31 December	31 December	31 December	31 December
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets	172,352	129,266	22,620	19,151	17,305	22,309	1,582	1,788	4,373	1,284	10,431	11,858	3,639	5,337
Current liabilities	(201,678)	(192,106)	(475)	(456)	(15,232)	(15,479)	(458)	(804)	(924)	(2,961)	(2,783)	(3,196)	(6,377)	(15,037)
Net current (liabilities)/assets	(29,326)	(62,840)	22,145	18,695	2,073	6,830	1,124	984	3,449	(1,677)	7,648	8,662	(2,738)	(9,700)
Non-current assets	323,571	340,356	8,951	13,234	27,314	23,185	12,568	11,558	9,106	12,777	12,177	11,473	22,187	21,567
Non-current liabilities	(59,554)	(58,732)	(18,270)	(16,952)	(52)	(21)	(693)	(688)	(170)	(158)	(1,553)	(1,627)	(8,509)	(7)
Net non-current assets/(liabilities)	264,017	281,624	(9,319)	(3,718)	27,262	23,164	11,875	10,870	8,936	12,619	10,624	9,846	13,678	21,560
Net assets	234,691	218,784	12,826	14,977	29,335	29,994	12,999	11,854	12,385	10,942	18,272	18,508	10,940	11,860
Attributable to owners of the Company	159,205	148,256	5,876	6,308	14,727	14,998	6,499	5,927	7,454	6,583	12,352	12,511	6,455	6,997
Attributable to non-controlling interests	75,486	70,528	6,950	8,669	14,608	14,996	6,500	5,927	4,931	4,359	5,920	5,997	4,485	4,863

Summarised consolidated statement of comprehensive income

Year ended 31 December	Marketing Company		SIPL		Shanghai Petrochemical		Fujian Petrochemical		Sinopec Kantons		Shanghai SECCO		Sinopec-SK
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	1,099,680	1,427,705	2,017	3,282	74,624	100,270	4,871	5,535	1,064	1,274	21,626	28,341	28,702	31,016
Profit/(loss) for the year	22,415	22,992	1,160	2,831	656	2,227	243	477	2,047	1,131	2,132	3,137	(920)	701
Total comprehensive income/(loss)	21,149	23,362	(720)	2,693	645	2,235	243	477	1,814	1,140	2,132	3,137	(920)	701
Comprehensive income/(loss) attributable to non-controlling interests	7,205	8,289	(287)	1,651	325	1,113	121	238	707	433	691	1,016	(377)	245
Dividends paid to non-controlling interests	2,766	4,830	316	10,926	649	1,344	150	650	175	159	767	822	–	–

Summarised statement of cash flows

Year ended 31 December	Marketing Company		SIPL		Shanghai Petrochemical		Fujian Petrochemical		Sinopec Kantons		Shanghai SECCO		Sinopec-SK
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Net cash generated from/(used in) operating activities	54,139	40,260	281	2,128	1,680	5,057	(244)	622	586	716	3,119	4,601	(363)	5,532
Net cash (used in)/generated from investing activities	(40,010)	(25,923)	(2,659)	678	(3,888)	(4,623)	(649)	(472)	3,846	397	(4,335)	(91)	(2,340)	(4,987)
Net cash (used in)/generated from financing activities	(12,402)	(21,535)	1,683	(116)	1,682	(1,737)	882	(163)	(1,250)	(1,208)	(2,879)	(2,050)	2,176	250
Net increase/(decrease) in cash and cash equivalents	1,727	(7,198)	(695)	2,690	(526)	(1,303)	(11)	(13)	3,182	(95)	(4,095)	2,460	(527)	795
Cash and cash equivalents at 1 January	6,901	14,142	8,833	5,993	7,450	8,742	79	92	117	198	9,278	6,817	1,593	798
Effect of foreign currency exchange rate changes	14	(43)	(439)	150	(8)	11	–	–	(117)	14	(2)	1	–	–
Cash and cash equivalents at 31 December	8,642	6,901	7,699	8,833	6,916	7,450	68	79	3,182	117	5,181	9,278	1,066	1,593

43   FINANCIAL RISK MANAGEMENT AND FAIR VALUES

Overview

Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, financial assets at fair value through profit or loss, derivative financial assets, trade accounts receivable, amounts due from Sinopec Group Company and fellow subsidiaries, amounts due from associates and joint ventures, financial assets at FVOCI and other receivables. Financial liabilities of the Group include short-term debts, loans from Sinopec Group Company and fellow subsidiaries, derivative financial liabilities, trade accounts payable and bills payable, amounts due to Sinopec Group Company and fellow subsidiaries, amounts due to associates and joint ventures, other payables, long-term debts and lease liabilities.

The Group has exposure to the following risks from its uses of financial instruments:

‧	credit risk;

‧	liquidity risk; and

‧	market risk.

The Board of Directors has overall responsibility for the establishment, oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, and set appropriate risk limits and controls to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management controls and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk

(i)	Risk management

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions (including structured deposits) and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institutions in the PRC with acceptable credit ratings. The majority of the Group’s trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. No single customer accounted for greater than 10% of total trade accounts receivable at 31 December 2020, except the amounts due from Sinopec Group Company and fellow subsidiaries. Management performs ongoing credit evaluations of the Group’s customers’ financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations.

The carrying amounts of cash and cash equivalents, time deposits with financial institutions, financial assets at fair value through profit or loss, derivative financial assets, trade accounts receivable, financial assets at FVOCI and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

(ii)	Impairment of financial assets

The Group’s primary type of financial assets that are subject to the expected credit loss model is trade accounts receivable, financial assets at FVOCI and other receivables.

The Group’s cash deposits are placed only with large financial institutions with acceptable credit ratings, and there is no material impairment loss identified.

For trade accounts receivable and financial assets at FVOCI, the Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade accounts receivable and financial assets at FVOCI.

To measure the expected credit losses, trade accounts receivable and financial assets at FVOCI have been grouped based on shared credit risk characteristics and the days past due.

The expected loss rates are based on the payment profiles of sales over a period of 36 months before 31 December 2020 or 31 December 2019, respectively, and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

The detailed analysis of trade accounts receivable and financial assets at FVOCI, based on which the Group generated its payment profile is listed in Notes 25 and 26.

All of the entity’s other receivables are considered to have low credit risk, and the loss allowance recognised during the period was therefore limited to 12 months expected losses. The Group considers ‘low credit risk’ for other receivables when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term.

43   FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Management prepares monthly cash flow budget to ensure that the Group will always have sufficient liquidity to meet its financial obligations as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the Group’s liquidity risk.

As at 31 December 2020, the Group has standby credit facilities with several PRC financial institutions which provide borrowings up to RMB 443,966 million (2019: RMB 379,649 million) on an unsecured basis, at a weighted average interest rate of 2.85% per annum (2019: 3.57%). As at 31 December 2020, the Group’s outstanding borrowings under these facilities were RMB 4,041 million (2019: RMB 2,947 million) and were included in debts.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group would be required to repay:

	31 December 2020
		Total
		contractual	Within	More than 1	More than 2
	Carrying	undiscounted	1 year or	year but less	years but less	More than
	amount	cash flow	on demand	than 2 years	than 5 years	5 years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Short-term debts	23,769	25,280	25,280	–	–	–
Long-term debts	72,037	80,562	1,339	11,753	60,414	7,056
Loans from Sinopec Group Company and fellow subsidiaries	17,042	17,978	5,512	929	10,109	1,428
Lease liabilities	187,598	329,083	15,957	15,456	43,513	254,157
Derivative financial liabilities	4,826	4,826	4,826	–	–	–
Trade accounts payable and bills payable	161,656	161,656	161,656	–	–	–
Other payables	93,623	93,623	93,623	–	–	–
	560,551	713,008	308,193	28,138	114,036	262,641

	31 December 2019
		Total
		contractual	Within	More than 1	More than 2
	Carrying	undiscounted	1 year or	year but less	years but less	More than
	amount	cash flow	on demand	than 2 years	than 5 years	5 years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Short-term debts	40,521	42,240	42,240	–	–	–
Long-term debts	49,208	62,955	952	6,271	25,189	30,543
Loans from Sinopec Group Company and fellow subsidiaries	52,915	54,508	43,623	985	7,088	2,812
Lease liabilities	192,872	367,711	16,488	15,676	45,008	290,539
Derivative financial liabilities	2,729	2,729	2,729	–	–	–
Trade accounts payable and bills payable	200,023	200,023	200,023	–	–	–
Other payables	81,861	81,861	81,861	–	–	–
	620,129	812,027	387,916	22,932	77,285	323,894

Management believes that the Group’s current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet the Group’s short-term and long-term capital requirements.

43   FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

(a)	Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries denominated in USD and lease liabilities denominated in Singapore Dollar (“SGD”). The Group enters into foreign exchange contracts to manage its currency risk exposure.

Included primarily in short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries of the Group and lease liabilities are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	31 December	31 December
	2020	2019
	million	million
Gross exposure arising from loans and lease liabilities
USD	22	103
SGD	–	4

A 5 percent strengthening/weakening of RMB against the following currencies at 31 December 2020 and 2019 would have increased/decreased profit for the year of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2019.

	31 December	31 December
	2020	2019
	RMB million	RMB million
USD	5	27
SGD	–	1

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity within the Group.

(b)	Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries. Debts bearing interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates and terms of repayment of short-term and long-term debts, and loans from Sinopec Group Company and fellow subsidiaries of the Group are disclosed in Note 30.

As at 31 December 2020, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s profit for the year by approximately RMB 245 million (2019: decrease/increase by approximately RMB 352 million). This sensitivity analysis has been determined assuming that the change of interest rates was applied to the Group’s debts outstanding at the balance sheet date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2019.

(c)	Commodity price risk

The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil, refined oil products and chemical products. The fluctuations in prices of crude oil, refined oil products and chemical products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps contracts, to manage a portion of this risk.

As at 31 December 2020, the Group had certain commodity contracts of crude oil, refined oil products and chemical products designated as qualified cash flow hedges and economic hedges. As at 31 December 2020, the fair value of such derivative hedging financial instruments is derivative financial assets of RMB 12,353 million (2019: RMB 788 million) and derivative financial liabilities of RMB 4,808 million (2019:
RMB 2,728 million).

As at 31 December 2020, it is estimated that a general increase/decrease of USD 10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments, which would increase/decrease the Group’s profit for the year by approximately RMB 3,592 million (2019: increase/decrease RMB 3,134 million), and increase/decrease the Group’s other reserves by approximately RMB 10,379 million (2019: decrease/increase RMB 4,289 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2019.

43   FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)

Fair values

(i)	Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy defined in IFRS 7, ‘Financial Instruments: Disclosures’, with the fair value of each financial instrument categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

‧	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

‧
Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

‧	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

At 31 December 2020

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Financial assets at fair value through profit or loss:
– Equity investments, listed and at quoted market price	1	–	–	1
Derivative financial assets:
– Derivative financial assets	9,628	2,900	–	12,528
Financial assets at fair value through other comprehensive income:
– Equity instruments	149	–	1,376	1,525
– Trade accounts receivable and bills receivable	–	–	8,735	8,735
	9,778	2,900	10,111	22,789
Liabilities
Derivative financial liabilities:
– Derivative financial liabilities	2,471	2,355	–	4,826
	2,471	2,355	–	4,826

At 31 December 2019

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Financial assets at fair value through profit or loss:
– Structured deposits	–	–	3,318	3,318
– Equity investments, listed and at quoted market price	1	–	–	1
Derivative financial assets:
– Derivative financial assets	128	709	–	837
Financial assets at fair value through other comprehensive income:
– Equity instruments	90	–	1,431	1,521
– Trade accounts receivable and bills receivable	–	–	8,661	8,661
Liabilities	219	709	13,410	14,338
Derivative financial liabilities:
– Derivative financial liabilities	1,209	1,520	–	2,729
	1,209	1,520	–	2,729

During the years ended 31 December 2020 and 2019, there was no transfer between instruments in Level 1 and Level 2.

Management of the Group uses discounted cash flow model with inputted interest rate and commodity index, which were influenced by historical fluctuation and the probability of market fluctuation, to evaluate the fair value of the structured deposits and trade accounts receivable and bills receivable classified as Level 3 financial assets.

43   FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)

Fair values (Continued)

(ii)	Fair values of financial instruments carried at other than fair value

The disclosures of the fair value estimates, and their methods and assumptions of the Group’s financial instruments, are made to comply with the requirements of IFRS 7 and IFRS 9 and should be read in conjunction with the Group’s consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgement is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair values of the Group’s financial instruments carried at other than fair value (other than long-term indebtedness and investments in unquoted equity securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristic and maturities range from 0.77% to 4.65% (2019: 2.37% to 4.90%). The following table presents the carrying amount and fair value of the Group’s long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 31 December 2020 and 2019:

	31 December	31 December
	2020	2019
	RMB million	RMB million
Carrying amount	76,674	63,998
Fair value	74,282	62,646

The Group has not developed an internal valuation model necessary to estimate the fair values of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation of the Group, the Group’s existing capital structure and the terms of the borrowings.

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values at 31 December 2020 and 2019.

44   ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the consolidated financial statements. Management bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an ongoing basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of such policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the consolidated financial statements. The significant accounting policies are set forth in Note 2. Management believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the consolidated financial statements.

Oil and gas properties and reserves
The accounting for the exploration and production’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Group has elected to use the successful efforts method. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalised and written-off or depreciated over time.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimates of proved and proved developed reserves also change. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in relation to depreciation rates. Oil and gas reserves have a direct impact on the assessment of the recoverability of the carrying amounts of oil and gas properties reported in the financial statements. If proved reserves estimates are revised downwards, earnings could be affected by changes in depreciation expense or an immediate write-down of the property’s carrying amount.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment loss and future dismantlement costs. Capitalised costs of proved oil and gas properties are amortised on a unit-of-production method based on volumes produced and reserves.

44   ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

Impairment for long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with IAS 36 “Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating units are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price, amount of operating costs and discount rate. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price, amount of operating costs and discount rate.

Depreciation

Property, plant and equipment, other than oil and gas properties, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets at least annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Measurement of expected credit losses

The Group measures and recognises expected credit losses, considering reasonable and supportable information about the relevant past events, current conditions and forecasts of future economic conditions. The Group regularly monitors and reviews the assumptions used for estimating expected credit losses.

Allowance for diminution in value of inventories

If the costs of inventories become higher than their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

45   PARENT AND ULTIMATE HOLDING COMPANY

The directors consider the parent and ultimate holding company of the Group as at 31 December 2020 is Sinopec Group Company, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

46   BALANCE SHEET AND RESERVE MOVEMENT OF THE COMPANY

BALANCE SHEET OF THE COMPANY (Amounts in million)	Note	31 December	31 December
		2020	2019
		RMB	RMB
Non-current assets
Property, plant and equipment, net		283,691	291,544
Construction in progress		59,880	60,493
Right-of-use assets		115,992	120,037
Investment in subsidiaries		259,087	266,359
Interest in associates		69,508	22,798
Interest in joint ventures		14,761	15,530
Financial assets at fair value through other comprehensive income		428	395
Deferred tax assets		12,661	7,315
Long-term prepayments and other assets		30,855	6,727
Total non-current assets		846,863	791,198
Current assets
Cash and cash equivalents		28,081	15,984
Time deposits with financial institutions		71,107	38,088
Derivative financial assets		7,776	940
Trade accounts receivable		21,763	21,544
Financial assets at fair value through other comprehensive income		707	207
Dividends receivable		796	41
Inventories		39,034	49,116
Prepaid expenses and other current assets		53,816	106,645
Total current assets		223,080	232,565
Current liabilities
Short-term debts		21,571	32,329
Loans from Sinopec Group Company and fellow subsidiaries		3,271	39,439
Lease liabilities		7,190	7,198
Derivative financial liabilities		362	157
Trade accounts payable and bills payable		71,840	80,118
Contract liabilities		5,840	5,112
Other payables		234,844	162,852

Total current liabilities		344,918	327,205

Net current liabilities		121,838	94,640
Total assets less current liabilities		725,025	696,558
Non-current liabilities
Long-term debts		49,311	12,999
Loans from Sinopec Group Company and fellow subsidiaries		8,079	6,681
Lease liabilities		105,691	107,783
Provisions		36,089	34,514
Other long-term liabilities		4,472	5,404

Total non-current liabilities		203,642	167,381
		521,383	529,177
Equity
Share capital		121,071	121,071
Reserves	(a)	400,312	408,106
Total equity		521,383	529,177

46   BALANCE SHEET AND RESERVE MOVEMENT OF THE COMPANY (CONTINUED)

(a)	RESERVES MOVEMENT OF THE COMPANY

The reconciliation between the opening and closing balances of each component of the Group’s consolidated reserves is set out in the consolidated statement of changes in equity. Details of the change in the Company’s individual component of reserves between the beginning and the end of the year are as follows:

	The Company
	2020	2019
	RMB million	RMB million
Capital reserve
Balance at 1 January	9,247	9,201
Others	135	46
Balance at 31 December	9,382	9,247
Share premium
Balance at 1 January	55,850	55,850
Balance at 31 December	55,850	55,850
Statutory surplus reserve
Balance at 1 January	90,423	86,678
Appropriation	1,857	3,745
Balance at 31 December	92,280	90,423
Discretionary surplus reserve
Balance at 1 January	117,000	117,000
Balance at 31 December	117,000	117,000
Other reserves
Balance at 1 January	3,912	2,286
Share of other comprehensive (loss)/income of associates and joint ventures, net of deferred tax	(182)	201
Cash flow hedges, net of deferred tax	4,911	1,465
Special reserve	240	(40)
Balance at 31 December	8,881	3,912
Retained earnings
Balance at 1 January	131,674	144,132
Profit for the year	18,821	37,256
Distribution to owners (Note 14)	(31,479)	(46,008)
Appropriation	(1,857)	(3,745)
Special reserve	(240)	40
Others	–	(1)

Balance at 31 December	116,919	131,674
	400,312	408,106

(C)	DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH THE ACCOUNTING POLICIES COMPLYING WITH CASs AND IFRS (UNAUDITED)

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group’s consolidated financial statements prepared in accordance with the accounting policies complying with CASs and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, presentation or disclosures. Such information has not been subject to independent audit or review. The major differences are:

(i)	GOVERNMENT GRANTS

Under CASs, grants from the government are credited to capital reserve if required by relevant governmental regulations. Under IFRS, government grants relating to the purchase of fixed assets are recognised as deferred income and are transferred to the income statement over the useful life of these assets.

(ii)	SAFETY PRODUCTION FUND

Under CASs, safety production fund should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, payments are expensed as incurred, or capitalised as fixed assets and depreciated according to applicable depreciation methods.

Effects of major differences between the shareholders’ equity under CASs and the total equity under IFRS are analysed as follows:

	Note	31 December	31 December
		2020	2019
		RMB million	RMB million
Shareholders’ equity under CASs		883,876	878,374
Adjustments:
Government grants	(i)	(1,018)	(1,070)
Total equity under IFRS*		882,858	877,304

Effects of major differences between the net profit under CASs and the profit for the year under IFRS are analysed as follows:

	Note	2020	2019
		RMB million	RMB million
Net profit under CASs		41,750	72,172
Adjustments:
Government grants	(i)	52	54
Safety production fund	(ii)	237	69
Others		(115)	(212)
Profit for the year under IFRS*		41,924	72,083

*
The figures are extracted from the consolidated financial statements prepared in accordance with the accounting policies complying with IFRS during the year ended 31 December 2019 and 2020 which have been audited by PricewaterhouseCoopers.

(D)	SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

In accordance with “Accounting Standards Codification (ASC) Topic 932 Extractive Activities – Oil and Gas”, issued by the Financial Accounting Standards Board of the United States, “Rule 4-10 of Regulation S-X”, issued by Securities and Exchange Commission (SEC), and in accordance with “Industrial Information Disclosure Guidelines for Public Company – No.8 Oil and Gas Exploitation”, issued by Shanghai Stock Exchange, this section provides supplemental information on oil and gas exploration and producing activities of the Group and its equity method investments at 31 December 2020 and 2019, and for the years then ended in the following six separate tables. Tables I through III provide historical cost information under IFRS pertaining to capitalised costs related to oil and gas producing activities; costs incurred in oil and gas exploration and development; and results of operation related to oil and gas producing activities. Tables IV through VI present information on the Group’s and its equity method investments’ estimated net proved reserve quantities; standardised measure of discounted future net cash flows; and changes in the standardised measure of discounted cash flows.

Tables I to VI of supplemental information on oil and gas producing activities set out below represent information of the Company and its consolidated subsidiaries and equity method investments.

Table I: Capitalised costs related to oil and gas producing activities

	2020 RMB million			2019 RMB million
	Total	China	Other countries	Total	China	Other countries
The Group
Property cost, wells and related equipments and facilities	757,592	716,683	40,909	727,552	684,246	43,306
Supporting equipments and facilities	184,638	184,621	17	202,208	202,192	16
Uncompleted wells, equipments and facilities	37,445	37,439	6	46,712	46,526	186
Total capitalised costs	979,675	938,743	40,932	976,472	932,964	43,508
Accumulated depreciation, depletion, amortisation and impairment losses	(742,195)	(702,829)	(39,366)	(702,392)	(661,177)	(41,215)
Net capitalised costs	237,480	235,914	1,566	274,080	271,787	2,293
Equity method investments
Share of net capitalised costs of associates and joint ventures	5,843	–	5,843	5,743	–	5,743
Total of the Group’s and its equity method investments’ net capitalised costs	243,323	235,914	7,409	279,823	271,787	8,036

Table II: Costs incurred in oil and gas exploration and development

	2020 RMB million			2019 RMB million
	Total	China	Other countries	Total	China	Other countries
The Group
Exploration	16,752	16,752	–	16,295	16,295	–
Development	38,241	37,636	605	37,412	37,245	167
Total costs incurred	54,993	54,388	605	53,707	53,540	167
Equity method investments
Share of costs of exploration and development ofassociates and joint ventures	100	–	100	747	–	747
Total of the Group’s and its equity method investments’ exploration and development costs	55,093	54,388	705	54,454	53,540	914

Table III: Results of operations related to oil and gas producing activities

	2020 RMB million			2019 RMB million
	Total	China	Other countries	Total	China	Other countries
The Group
Revenues
Sales	52,354	52,354	–	59,552	59,262	290
Transfers	58,069	56,052	2,017	83,633	80,641	2,992
	110,423	108,406	2,017	143,185	139,903	3,282
Production costs excluding taxes	(44,595)	(43,487)	(1,108)	(47,969)	(46,725)	(1,244)
Exploration expenses	(9,716)	(9,716)	–	(10,510)	(10,510)	–
Depreciation, depletion, amortisation and impairment losses	(52,608)	(51,754)	(854)	(48,630)	(47,580)	(1,050)
Taxes other than income tax	(7,379)	(7,379)	–	(9,395)	(9,395)	–
Profit before taxation	(3,875)	(3,930)	55	26,681	25,693	988
Income tax expense	188	–	188	338	–	338
Results of operation from producing activities	(3,687)	(3,930)	243	27,019	25,693	1,326
Equity method investments
Revenues
Sales	4,913	–	4,913	9,325	–	9,325
	4,913	–	4,913	9,325	–	9,325
Production costs excluding taxes	(998)	–	(998)	(2,516)	–	(2,516)
Exploration expenses	–	–	–	–	–	–
Depreciation, depletion, amortisation and impairment losses	(940)	–	(940)	(1,124)	–	(1,124)
Taxes other than income tax	(1,930)	–	(1,930)	(4,068)	–	(4,068)
Profit before taxation	1,045	–	1,045	1,617	–	1,617
Income tax expense	(303)	–	(303)	(486)	–	(486)
Share of profit for producing activities of associates and joint ventures	742	–	742	1,131	–	1,131
Total of the Group’s and its equity method investments’ results of operations for producing activities	(2,945)	(3,930)	985	28,150	25,693	2,457

The results of operations for producing activities for the years ended 31 December 2020 and 2019 are shown above. Revenues include sales to unaffiliated parties and transfers (essentially at third-party sales prices) to other segments of the Group. Income taxes are based on statutory tax rates, reflecting allowable deductions and tax credits. General corporate overhead and interest income and expense are excluded from the results of operations.

Table IV: Reserve quantities information

The Group’s and its equity method investments’ estimated net proved underground oil and gas reserves and changes thereto for the years ended 31 December 2020 and 2019 are shown in the following table.

Proved oil and gas reserves are those quantities of oil and gas, which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of underground reserves are subject to change as additional information becomes available.

Proved developed oil and gas reserves are proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well.

“Net” reserves exclude royalties and interests owned by others and reflect contractual arrangements and obligation of rental fee in effect at the time of the estimate.

	2020			2019
			Other			Other
	Total	China	countries	Total	China	countries
The Group
Proved developed and undeveloped reserves (oil) (million barrels)
Beginning of year	1,450	1,433	17	1,367	1,339	28
Revisions of previous estimates	(161)	(171)	10	81	85	(4)
Improved recovery	109	109	–	160	160	–
Extensions and discoveries	111	111	–	98	98	–
Production	(257)	(250)	(7)	(256)	(249)	(7)
End of year	1,252	1,232	20	1,450	1,433	17
Non-controlling interest in proved developed and undeveloped reserves at the end of year	5	–	5	8	–	8
Proved developed reserves
Beginning of year	1,343	1,326	17	1,271	1,244	27
End of year	1,145	1,130	15	1,343	1,326	17
Proved undeveloped reserves
Beginning of year	107	107	–	96	95	1
End of year	107	102	5	107	107	–
Proved developed and undeveloped reserves (gas) (billion cubic feet)
Beginning of year	7,216	7,216	–	6,793	6,793	–
Revisions of previous estimates	171	171	–	123	123	–
Improved recovery	692	692	–	469	469	–
Extensions and discoveries	1,171	1,171	–	875	875	–
Production	(1,069)	(1,069)	–	(1,044)	(1,044)	–
End of year	8,181	8,181	–	7,216	7,216	–
Proved developed reserves
Beginning of year	6,026	6,026	–	5,822	5,822	–
End of year	6,357	6,357	–	6,026	6,026	–
Proved undeveloped reserves
Beginning of year	1,190	1,190	–	971	971	–
End of year	1,824	1,824	–	1,190	1,190	–

Table IV: Reserve quantities information (Continued)

	2020			2019
			Other			Other
	Total	China	countries	Total	China	countries
Equity method investments
Proved developed and undeveloped reserves of associates and joint ventures (oil) (million barrels)
Beginning of year	290	–	290	299	–	299
Revisions of previous estimates	13	–	13	(8)	–	(8)
Improved recovery	–	–	–	2	–	2
Extensions and discoveries	11	–	11	25	–	25
Production	(24)	–	(24)	(28)	–	(28)
End of year	290	–	290	290	–	290
Proved developed reserves
Beginning of year	245	–	245	261	–	261
End of year	244	–	244	245	–	245
Proved undeveloped reserves
Beginning of year	45	–	45	38	–	38
End of year	46	–	46	45	–	45
Proved developed and undeveloped reserves of associates and joint ventures (gas) (billion cubic feet)
Beginning of year	9	–	9	13	–	13
Revisions of previous estimates	4	–	4	(1)	–	(1)
Improved recovery	–	–	–	–	–	–
Extensions and discoveries	–	–	–	–	–	–
Production	(3)	–	(3)	(3)	–	(3)
End of year	10	–	10	9	–	9
Proved developed reserves
Beginning of year	9	–	9	13	–	13
End of year	8	–	8	9	–	9
Proved undeveloped reserves
Beginning of year	–	–	–	–	–	–
End of year	2	–	2	–	–	–
Total of the Group and its equity method investments
Proved developed and undeveloped reserves (oil) (million barrels)
Beginning of year	1,740	1,433	307	1,666	1,339	327
End of year	1,542	1,232	310	1,740	1,433	307
Proved developed and undeveloped reserves (gas) (billion cubic feet)
Beginning of year	7,225	7,216	9	6,806	6,793	13
End of year	8,191	8,181	10	7,225	7,216	9

Table V: Standardised measure of discounted future net cash flows

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of “ASC Topic 932 Extractive Activities – Oil and Gas”, “SEC Rule 4-10 of Regulation S-X”, and “Industrial Information Disclosure Guidelines for Public Company – No.8 Oil and Gas Exploitation”. Estimated future cash inflows from production are computed by applying the average, first-day-of-the-month price adjusted for differential for oil and gas during the twelve-month period before the ending date of the period covered by the report to year-end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10% discount factors. This discounting requires a year-by-year estimate of when the future expenditure will be incurred and when the reserves will be produced.

The information provided does not represent management’s estimate of the Group’s and its equity method investments’ expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation requires assumptions as to the timing and amount of future development and production costs. The calculations are made for the years ended 31 December 2020 and 2019 and should not be relied upon as an indication of the Group’s and its equity method investments’ future cash flows or value of its oil and gas reserves.

	2020 RMB million			2019 RMB million
	Total	China	Other countries	Total	China	Other countries
The Group
Future cash flows	595,159	589,659	5,500	869,402	856,037	13,365
Future production costs	(275,409)	(271,824)	(3,585)	(384,417)	(377,692)	(6,725)
Future development costs	(27,028)	(23,902)	(3,126)	(27,065)	(22,216)	(4,849)
Future income tax expenses	(11,758)	(10,521)	(1,237)	(40,720)	(39,634)	(1,086)
Undiscounted future net cash flows	280,964	283,412	(2,448)	417,200	416,495	705
10% annual discount for estimated timing of cash flows	(87,579)	(86,127)	(1,452)	(126,203)	(126,175)	(28)
Standardised measure of discounted future net cash flows	193,385	197,285	(3,900)	290,997	290,320	677
Discounted future net cash flows attributable to non-controlling interests	(1,284)	–	(1,284)	305	–	305
Equity method investments
Future cash flows	31,259	–	31,259	41,796	–	41,796
Future production costs	(13,050)	–	(13,050)	(13,141)	–	(13,141)
Future development costs	(5,712)	–	(5,712)	(5,603)	–	(5,603)
Future income tax expenses	(1,740)	–	(1,740)	(3,995)	–	(3,995)
Undiscounted future net cash flows	10,757	–	10,757	19,057	–	19,057
10% annual discount for estimated timing of cash flows	(4,828)	–	(4,828)	(8,852)	–	(8,852)
Standardised measure of discounted future net cash flows	5,929	–	5,929	10,205	–	10,205
Total of the Group’s and its equity method investments’ results of standardised measure of discounted future net cash flows	199,314	197,285	2,029	301,202	290,320	10,882

Table VI: Changes in the standardised measure of discounted cash flows

	2020	2019
	RMB million	RMB million
The Group
Sales and transfers of oil and gas produced, net of production costs	(58,449)	(85,821)
Net changes in prices and production costs	(122,641)	(25,442)
Net changes in estimated future development cost	(7,912)	(10,108)
Net changes due to extensions, discoveries and improved recoveries	44,602	61,465
Revisions of previous quantity estimates	(11,211)	12,995
Previously estimated development costs incurred during the year	6,684	9,737
Accretion of discount	31,940	32,407
Net changes in income taxes	19,375	1,547
Net changes for the year	(97,612)	(3,220)
Equity method investments
Sales and transfers of oil and gas produced, net of production costs	(1,984)	(2,741)
Net changes in prices and production costs	(5,190)	(2,804)
Net changes in estimated future development cost	(299)	(881)
Net changes due to extensions, discoveries and improved recoveries	369	1,321
Revisions of previous quantity estimates	437	(423)
Previously estimated development costs incurred during the year	232	355
Accretion of discount	979	1,438
Net changes in income taxes	1,180	701
Net changes for the year	(4,276)	(3,034)
Total of the Group’s and its equity method investments’ results of net changes for the year	(101,888)	(6,254)

CORPORATE INFORMATION

STATUTORY NAME
中国石油化工股份有限公司

ENGLISH NAME
China Petroleum & Chemical Corporation

CHINESE ABBREVIATION
中国石化

ENGLISH ABBREVIATION
Sinopec Corp.

LEGAL REPRESENTATIVE
Mr. Zhang Yuzhuo

AUTHORISED REPRESENTATIVES
Mr. Ma Yongsheng
Mr. Huang Wensheng

SECRETARY TO THE BOARD
Mr. Huang Wensheng

REPRESENTATIVE ON SECURITIES MATTERS
Mr. Zhang Zheng

REGISTERED ADDRESS AND PLACE OF
 BUSINESS
No.22 Chaoyangmen North Street,
Chaoyang District
Beijing, PRC
Postcode	:	100728
Tel.	:	86-10-59960028
Fax	:	86-10-59960386
Website	:	http://www.sinopec.com
E-mail addresses	:	ir@sinopec.com

PLACE OF BUSINESS IN HONG KONG
20th Floor, Office Tower
Convention Plaza
1 Harbour Road
Wanchai
Hong Kong

CHANGES IN THE PLACES FOR INFORMATION
 DISCLOSURE AND THE PROVISION OF
 REPORTS
No change during the reporting period

LEGAL ADVISORS
People’s Republic of China:
Haiwen & Partners
20th Floor, Fortune Financial Centre
No. 5, Dong San Huan Central Road
Chaoyang District
Beijing PRC
Postcode: 100020

Hong Kong:
Herbert Smith Freehills
23rd Floor, Gloucester Tower
15 Queen’s Road
Central, Hong Kong

U.S.A.:
Skadden, Arps, Slate, Meagher & Flom LLP
30/F, China World Office 2
No.          1, Jian Guo Men Wai Avenue,
Beijing, PRC

REGISTRARS
A Shares:
China Securities Registration and Clearing
Company Limited Shanghai Branch Company
36th Floor, China Insurance Building
166 Lujiazui East Road
Shanghai, PRC

H Shares:
Hong Kong Registrars Limited
R1712-1716, 17th Floor, Hopewell Centre
183 Queen’s Road East
Hong Kong

DEPOSITARY FOR ADRS
The US:
Citibank, N.A.
388 Greenwich St., 14th Floor
New York NY 10013
United States of America

COPIES OF THIS ANNUAL REPORT ARE
 AVAILABLE AT
The PRC:
China Petroleum & Chemical Corporation
Board Secretariat
No.22 Chaoyangmen North Street,
Chaoyang District
Beijing, PRC

The US:
Citibank, N.A.
388 Greenwich St., 14th Floor
New York NY 10013
USA

The UK:
Citibank, N.A.
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB, U.K.

PLACES OF LISTING OF SHARES, STOCK
 NAMES AND STOCK CODES
A Shares:
Shanghai Stock Exchange
Stock name	:	SINOPEC CORP
Stock code	:	600028

H Shares:
Hong Kong Stock Exchange Limited
Stock code	:	00386

ADRs:
New York Stock Exchange
Stock code	:	SNP

London Stock Exchange
Stock code	:	SNP

NAMES AND ADDRESSES OF AUDITORS OF
 SINOPEC CORP.
Domestic Auditors	:	PricewaterhouseCoopers
Zhong Tian LLP
Address	:	11th Floor
PricewaterhouseCoopers,
2 Corporate Avenue,
202 Hu Bin Road,
Huangpu District,
Shanghai, PRC 200021
Overseas Auditors	:	PricewaterhouseCoopers
Address	:	22nd Floor,
Prince’s Building,
Central, Hong Kong

DOCUMENTS FOR INSPECTION

The following documents will be available for inspection during normal business hours after 26 March 2021 at the registered address of Sinopec Corp. upon requests by the relevant regulatory authorities and shareholders in accordance with the Articles of Association and the laws and regulations of PRC:

a)    The original copies of the 2020 annual report signed by Mr. Zhang Yuzhuo, the Chairman of the Board of Directors;

b)    The original copies of financial statements and consolidated financial statements as of 31 December 2020 prepared under IFRS and CASs, respectively, signed by Mr. Zhang Yuzhuo, the Chairman of the Board of Directors, Mr. Ma Yongsheng, the President, and Ms. Shou Donghua, the Chief Financial Officer and head of the Financial Department of Sinopec Corp.;

c)    The original auditors’ reports signed by the auditors; and

d)    Copies of the documents and announcements that Sinopec Corp. has published in the newspapers designated by the CSRC during the reporting period.

By Order of the Board
Zhang Yuzhuo
Chairman

Beijing, PRC, 26 March 2021

If there is any inconsistency between the Chinese and English versions of this annual report, the Chinese version shall prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: April 19, 2021